2009 Annual Report






10016030

The Philodrill Corporation

Table of Contents

Financial Highlights

(In Thousands of Pesos)

	Consolidated		
	2009	2008	2007
FOR THE YEAR			
Revenues from Petroleum Operations	**328,780**	133,367	168,952
Investment Income	**9,342**	10,237	8,280
Interest and Other Income	**2,003**	10,221	24,385
Net Income	**108,605**	15,100	28,056
AS OF END OF YEAR			
Total Assets	**1,718,483**	1,498,939	1,534,759
Current Liabilities	**17,180**	151,482	132,948
Noncurrent Liabilities	**0**	8,357	3,472
Net Worth	**1,701,303**	1,339,100	1,398,339
Authorized Capital	**2,000,000**	1,550,000	1,550,000
Issued and Subscribed Capital	**1,731,858**	1,534,950	1,534,132

OUR COVER

Calm seas beckon steady production from the Galoc wells to the Floating Production and Storage Offloading (FPSO) vessel "Rubicon Interpid". Galoc Field, offshore NW Palawan

Photo Credit: Galoc Production Company

Letter to Stockholders

DEAR FELLOW STOCKHOLDERS:

We are pleased to submit your company's Financial and Operations Report for the calendar year ended December 31, 2009.



Financial Matters

With the Galoc Project's declaration of commerciality on June 19, 2010 after a 176-day extended production test (EPT) period, your company's petroleum revenues increased dramatically from ₱133.4 million in 2008 to ₱328.8 million in 2009. For the duration of the Galoc EPT, all revenues from crude shipments were applied against operating expenses and project development costs. Upon declaration of commerciality, your company started receiving its entitlement in the crude oil sales proceeds. From June 19 to December 31, 2009, the Galoc field produced more than 1.3 million barrels of crude which was sold at an average price of US$74.61 per barrel.

Also contributing to the increase in our 2010 revenues was the smaller scale production operation at the Nido, Matinloc and North Matinloc fields which your company operates on behalf of a consortium of local and foreign oil companies. The aggregate crude production from the three fields amounted to 184,000 barrels in 2009, an increase of 37% over 2008 mainly on account of the reopening of the North Matinloc wells in 2009 following a 10-year recharge cycle. The average selling price for the crude produced for these three fields was US$59.32 per barrel. The lower average price compared with that for Galoc crude can be explained by the timing of the delivery of part of our crude shipments in the first half of 2009 when crude prices in the world market were depressed in the aftermath of the 2008 global financial crisis. The commercial sale of Galoc crude started only in the second half of 2009 when crude prices had already recovered to higher levels.

The commercial operation at Galoc gave rise to a commensurate increase in your company's petroleum-related costs consisting mainly of depletion and operating expenses. As a result, total costs and expenses grew from ₱119.3 million in 2008 to 224.5 million in 2009. Expenses in connection with the 1-for-4 stock rights offer which your company successfully undertook in early 2009 likewise contributed to the increase in general and administrative expenses in 2009.

The substantial growth in petroleum revenues enabled your company to generate a net income of ₱108.6 million in 2009 from ₱15.1 million in 2008. This income transformed your company's retained earnings position from a negative or deficit balance of ₱34.4 million at the beginning of 2009 to a positive balance of ₱79.2 million at the end of the year. With this development coupled with our much-improved liquidity, we are pleased to report that your company's board of directors has declared a 2% cash dividend payable on June 9, 2010 to all stockholders of record as of May 14, 2010. Your company's resumption of dividend payments after more than a decade is a manifestation of our commitment to give our shareholders a reasonable return on their investment based on the company's profitability and financial condition. We certainly hope that with the positive outlook that we maintain with regard to the growth prospects of your company from its existing projects, we could continue to provide financial rewards to our loyal shareholders.

Your company's 1-for-4 stock rights offer which was originally scheduled in late 2008 was moved to the first quarter of 2009 due to the very unstable and depressed economic conditions brought about by the turmoil in the global financial markets which started in the U.S. and rapidly spread around the world. However, despite the prevailing strongly negative investor sentiment at the time, your company's stock rights offer was fully subscribed. The increase in your company's authorized capital from ₱1.55 billion to ₱2.0 billion was approved by the Securities and Exchange Commission (SEC) on April 13, 2009. The Philippine Stock Exchange approved the listing of the 38.37 billion offer shares on April 28, 2009.

From the proceeds of the rights offer, your company was able to raise the funds needed to retire our existing loans and related obligations, and pay for our share in the expenditures related to your company's petroleum projects. We likewise acquired our pro-rata share in the Galoc equity of two relatively smaller equity holders which elected to divest of their interest in the project, thus raising your company's participating equity from 7.0175% to 7.21495% effective June 30, 2009. This increase in equity has enhanced your company's revenue share in Galoc.

We are pleased to report that your company is now debt-free. As we were not able to settle our loans by the end of 2008 due to the postponement of the rights offer, we still incurred ₱6.7 million in interest expense in 2009 which was however 62% lower than in 2008. We do not foresee the need to borrow and incur interest expense in 2010. Your company's total liabilities has declined from almost ₱160.0 million as of the end of 2008 to ₱17.2 million as of end-2009, consisting mainly of accounts payable.

Total assets grew by ₱219.5 million to ₱1.72 billion. The increase occurred mainly in current assets which rose by ₱154.5 million due to our much-improved liquidity as well as higher crude inventory level at the end of the year. A substantial recovery in the market value of your company's listed stockholdings gave rise to a ₱59.6 million increase in the carrying value of these investments as of end-2009, thus accounting for the balance of the growth in total assets.

Total stockholders' equity stood at ₱1.72 billion as of the end of 2009, an increase of ₱362.2 million over last year's level. A major portion of the increase amounting to almost ₱197.0 million was from the additional paid-in capital generated from the rights offer, of which an initial 50% payment was required in 2009, with the balance of the subscription subject to call by the board of directors or payable earlier at the option of the stockholder. The ₱108.6 million income for the year as well as the ₱51.7 million decline in the valuation reserve on our listed stock investments also contributed to the higher level of stockholders' equity in 2009.

Petroleum Operations

As mentioned earlier, the combined crude production of 184,000 barrels in 2009 from the Nido, Matinloc and North Matinloc fields under Service Contract (SC) 14 which your company operates was 37% higher than the 2008 level mainly due to the re-commissioning of the North Matinloc facility after a 10-year rest period. The average selling price of US$ 59.32 per barrel during the year was 18% lower than the average for 2008 on account of the softening of oil prices in the aftermath of the global financial crisis. However, with efficient and cost-effective supervision of our operations, we continued to maintain its profitability and enabled us to distribute excess revenues to our partners.

We continue to sell our crude production to Pilipinas Shell under a crude oil sales agreement which was last renewed in February 2010. However, your company as consortium operator will explore the possibility of identifying other potential buyers of our crude in order to cover our operations from any contingency involving Pilipinas Shell's refinery in the country. Delsan Shipping continued to provide hauling services for our crude under a charter agreement the terms of which had been temporarily modified to preserve the viability of our operations in view of the drastic drop in crude prices in the latter part of 2008. In lieu of the bareboat charter rates, the payment for Delsan's services has been pegged at a certain percentage of the crude sales proceeds. Based on a certain formula involving crude prices, the original contract terms with Delsan will revert when a particular crude price level is attained. At this writing, the revenue-sharing arrangement with Delsan is still in effect.

After starting oil production in early October 2008, the Galoc Project which is also covered by SC14 but under the operatorship of Galoc Production Company (GPC) underwent an extended production test (EPT) which lasted until June 18, 2009. The EPT enabled the operator to gather sufficient production data to assess the viability and long-term potential of the Galoc field. A total of almost 2.3 million barrels of crude was produced during the EPT, the revenues from which had been applied exclusively to the recovery of operating expenses and a portion of the capital expenditures in the development of the field, which include the cost of well drilling, flow lines and other facilities totaling more than US$145 million.

GPC formally declared the commerciality of the Galoc Project effective June 19, 2009. Starting on this date, your company became entitled to its proportionate share in the crude sales revenues in accordance with existing agreements among the members of the Galoc consortium. Your company's post-farmout participating interest in this project was 7.0175%. However as previously mentioned, our equity subsequently increased to 7.21495% after we exercised our option to buy our pro-rata share in the equity of two local partners which subsequently decided to divest of their interest in the project. Galoc's post-EPT oil production up to December 31,2009 amounted to over 1.3 million barrels, sold at an average price of US$74.61 barrels.

Since the start of production operations in the last quarter of 2008, the Galoc production operations had experienced intermittent operational and weather-induced shutdowns caused mainly by disconnection and reconnection problems involving the chartered floating production storage and offloading (FPSO) vessel. This has given rise to an average production uptime of only 64% from October 2008 to December 2009, which is well below industry standards. In order to help address the problem, a Hold Back Mooring System (HBMS) was installed and completed in early 2009 to assist the FPSO in maintaining its desired orientation based on the prevailing wind condition and at the same time mitigate the adverse effects of any unavoidable disconnection and reconnection to the subsea facilities. From January to April 2009, Galoc's uptime average has improved to 86%.

The Galoc consortium's efforts are now focused on the second phase of the development plan, whose objective is to maximize the volume of crude which can be produced from the Galoc reservoir and thereby optimize the return on the partners' investment in the project. The Phase 2 work program with an indicative project cost ranging from US$100 to US$137 million will include additional well drilling, mooring, riser and other sub-sea facilities as well as the further upgrading of the FPSO. The final investment decision on this project is expected to be made before the middle of 2010, with target completion and production start-up by 2012. In the meantime, GPC is negotiating a reserve-based project financing to fund a major portion of the project cost. Your company is presently evaluating our resources and options in funding our share in the equity component of the project in case the Galoc Phase 2 project pushes through.

With regard to the West Linapacan block of SC 14 which was farmed out to Pitkin Petroleum in 2008, Pitkin implemented the first of a three-phase work program. This involved the reprocessing of the 3D seismic data and the conduct of geophysical and geological (G&G) studies on the West Linapacan reservoir. Due to unforeseen delays in the implementation of the initial work program, Pitkin has been granted an extension up to June 30, 2010 for the submission of the Phase 1 results together with their decision whether to proceed with the optional next phase of the farm-in program, which includes the drilling of a well and re-certification of reserves.

Based on the results of the seismic reprocessing and G&G studies, Pitkin is presently evaluating certain concepts and options involving future well drilling and field development. Pitkin is expected to present these concepts to the West Linapacan consortium and to announce their decision with regard to the succeeding phase of the work program in the near future. Your company holds a post-farmout equity of 7.02% in this project and will be carried free in the cost of the farm-in program.

In SC 6A where your company owns 44.43% equity, the Department of Energy (DOE) approved the 15-year extension of the term of the service contract together with SC 6B (Bonita Block) effective March 1, 2009. The extension was subdivided into three 5-year terms subject to the submission of annual work programs and budget and the payment of training and technical subsidies to the DOE. The seismic reprocessing work done by Vitol which farmed into the Octon block in 2007 comprised the work program for 2009 while the program for the succeeding years will be aligned with the development timetable for the second phase of the Galoc Project.

Following the drilling of the Lumba Lumba well in mid-2008 in the Sulu Sea area covered by SC 41, operator Tap Oil undertook pre-stack depth migration and seismic inversion of the 3D seismic data in order to evaluate the potential of the various prospects in the contract area and identify possible future drilling targets. The processed data and the corresponding report were delivered in mid-2009. The operator believes that additional geological and geophysical work should be undertaken over certain areas of the block to form a good basis for future drilling commitment. At this writing, Tap Oil was under negotiation with the DOE for the 25-year production term extension of the service contract. In this regard, Tap Oil is considering the declaration of the Wildebeest well which was drilled by Unocal in 2000 as a discovery. The DOE is evaluating Tap Oil's proposal. Your company owns 3.398% interest in this area.

In the onshore Mindoro area under SC 53, operator Pitkin Petroleum experienced extended delays in its US$3.0 million farm-in commitment to undertake a minimum of 200 line-kilometers of onshore seismic data acquisition. A combination of weather-induced problems as well as resistance from certain anti-mining groups forced Pitkin to request an extension of the program's deadline from the DOE. The DOE responded favorably to Pitkin's request by merging the first two sub-phases of the work program with a March 2011 deadline for the seismic acquisition and a one-well drilling commitment. The seismic acquisition was completed on May 12, 2010. Your company has 22% equity in this project.

With regard to the deepwater northwest offshore Palawan area formerly known as the SWAN block under GSECs 83 and 86, PNOC – Exploration Corporation has formally advised your company that their technical and legal groups continue to evaluate our proposed participation in SC 57 and 58 which overlapped our area. We expect this matter to be eventually resolved in 2010.

Summary and Outlook

The year 2009 turned out to be a good year for your company in spite of the great uncertainty and instability which was brought about by the 2008 financial crisis which, had it not been quickly and effectively addressed by the U.S. and other governments, might have led to a severe global recession. As reported earlier, the Galoc Project became commercial in June of that year, and provided a significant increment to your company's earnings. We were able to repay our loans and fund our petroleum projects out of the proceeds of the stock rights offer, the success of which is a strong testament to the loyalty and confidence of your company's shareholders. We were also able to generate a respectable level of income which in turn enabled us to declare a modest cash dividend.

Our petroleum projects continue to move forward and we are confident that over the medium and long term horizon, your company could attain higher growth and profitability from new projects which could come on stream, particularly in the Palawan and Mindoro areas. In Galoc, the second phase of the development plan when completed would boost production rates. This, combined with the eventual recovery of the consortium's substantial historical cost recovery pool in SC 14, would give rise to a much higher revenue share for your company in this project. Your management hopes that with an improved and sustained income stream in the future, we would be able to continue to improve the shareholders' value in your company.

Your company celebrated its 40th founding anniversary on June 26, 2009. We have certainly come a long way from our humble beginnings in 1969 as an oil exploration company with an initial paid-in capital of ₱6.0 million. Your company's capitalization now exceeds ₱1.7 billion with a stockholder base of over 10,000. In spite of our achievements, your company continues to allocate some resources in support of its corporate social responsibility (CSR) program. The educational, social and cultural projects of the municipality of El Nido, Palawan, which hosts the base of our operations, is one of the beneficiaries of our CSR program. We also support the U.P. Anthropology Department in their excavations in the Dewil Valley, El Nido, which we understand continue to yield exciting anthropological finds regarding the first inhabitants of the Philippines.

Our achievements through all these years would not have been possible without the unceasing support of our stockholders, the guidance of our directors, the dedication of our officers and staff, and the providence of our Lord. For these we are humbly and profoundly grateful.



ALFREDO C. RAMOS
Chairman and President

May 17, 2010

Petroleum Projects

1.0 SERVICE CONTRACT NO. 14 (Nido, Matinloc and North Matinloc)

Operations Review

The combined production from the three producing fields in 2009 totaled 183,593 barrels which was 37.2% higher than the previous year's (2008) total output of 133,806 barrels. The significant increase is attributed to the contribution of North Matinloc Field which resumed commercial production in February last year. Summary of the 2009 production from the three fields is shown below:

2009 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	North Matinloc	2009 Total	*2008 Total*
January	11,674	5,977	0	**17,651**	*17,829*
February	0	6,798	995	**7,793**	*4,083*
March	12,032	4,905	0	**16,937**	*20,219*
April	0	6,882	1,948	**8,830**	*19,590*
May	11,906	4,392	1,725	**18,023**	*0*
June	11,925	3,546	3,370	**18,841**	*0*
July	0	5,115	5,670	**10,785**	*6,731*
August	11,910	4,728	3,775	**20,413**	*9,469*
September	0	5,395	3,905	**9,300**	*2,245*
October	11,835	3,697	2,465	**17,997**	*20,531*
November	12,060	7,083	4,276	**23,419**	*17,286*
December	0	9,076	4,827	**13,903**	*15,823*
Total	**83,342**	**67,595**	**32,956**	**183,893**	***133,806***

Production from the North Matinloc Field started with a trial flow from the North Matinloc-2 well using different choke sizes on February 23 – 26, 2009. At a wellhead pressure of 290 psi, the well was closed after producing about 1,000 barrels during the test flow run. The North Matinloc-2 well resumed its steady state production on April 14, 2009 at a higher wellhead pressure of 420 psi. The modest production from North Matinloc-2 augmented production from the Matinloc Field to satisfy the cargo volume requirement of buyer Pilipinas Shell.

The consortium completed a total of eleven (11) shipments from the three fields in 2009, all with Pilipinas Shell whose refinery in Batangas was temporarily shut down starting January 15, 2010. The yearly crude sale and purchase agreement with Shell, which expired in January 2010, was renewed in February 2010. The consortium is still considering negotiating with other buyers especially when Shell's schedule does not allow timely accommodation of SC 14 crude oil production.

2.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

Operations Review

In December 2008, block operator Galoc Production Company (GPC) conducted an emergency disconnection of the Floating Production and Storage Offloading (FPSO) from the mooring and riser system (M&RS) which was damaged as a result of the disconnection and laying down of the M&RS on the seabed, brought about by the adverse weather conditions at the time. Severe weather condition persisted for about a month. Repair on the subsea facilities commenced in mid-January 2009. GPC took advantage of the temporary shutdown of the field to propose, design and install a Hold Back Mooring System (HBMS) on the FPSO as an additional measure to counter the difficulties in maintaining position and to moderate the effects of disconnection to facilities and operations.

The installation of the HBMS and the repair works and modifications to the existing M&RS were completed on the 4th week of February 2009. The field finally started producing again on February 25, 2009 at an initial stabilized rate of 17,200 barrels of oil per day. However, inclement weather persisted during most of the middle part of the year which prompted the operator to carry out disconnection of the FPSO and the M&RS on different occasions, resulting in major operational glitches and operational downtime. Overall, the Galoc Field had a 64% production uptime since it started producing in October 2008 until end of 2009. During this period, the field produced a total of 3,578,650 barrels. By the end of 2009, the field was producing at a rate of 10,350 barrels per day.

Also in 2009, the 182-day Extended Production Test (EPT) for the Galoc Field ended. The EPT was granted by the Department of Energy (DOE) in August 2006 to allow GPC to fully assess the viability of long term production from the field. The gathered data from the EPT period proved sufficient for this goal, thus the EPT was terminated on June 19, 2009 and commerciality of the field declared on June 22, 2009 with effectivity on June 19, 2009.

As of time of writing, GPC have completed thirteen (13) crude oil shipments involving approximately 4,252,700 barrels. Galoc crude buyers included several foreign firms, as well as the state-owned Petron Corporation.

Phase 2 Development

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC embarked on re-processing of 3D seismic data covering the Galoc and the adjacent Octon area in Service Contract 6A. The results are expected to contribute to a better understanding of the Galoc structure and to identify locations for drilling new development wells. CGGVeritas in London, U.K. was contracted to do the re-processing work which ran from March to December 2009. The resulting pre-stack time migration (PSTM) and pre-stack depth migration (PSDM) data volumes are currently being used in the ongoing evaluation of the Galoc Field.

An ongoing series of technical workshops among the Joint Venture partners aims to develop strategies for a second phase development of the Galoc Field. Focus is centered on confirmation of additional reserves and locating, design, drilling and completion of additional production wells to fully maximize the field's production potential. GPC has already identified a number of target well drilling locations with reserves estimate range from 1 MM to 6 MM barrels. On the production facilities that will be put up, GPC initially had a few choices for the production vessel including retaining the existing FPSO. At the time of writing, when all options have been thoroughly evaluated, the Consortium is now left with the option of retaining



FPSO vessel "Rubicon Intrepid" engages the ocean-going tanker "Isola Bianca" in a crude oil offtake operation, Galoc Field, offshore NW Palawan

the FPSO but with major modification introduced to its Mooring & Riser System. Timing for these further development activities is seen towards the second half of 2010 with a final investment decision expected to be made in May 2010.

3.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In late 2008, Pitkin Petroleum started implementing some of its farm-in commitments in the West Linapacan Block and by February 2009 had completed the seismic re-processing by Western Geco. Other geophysical and geological (G&G) studies were completed, although delayed by a few months as per project timeline. These are the Seismic Reservoir Characterization Study including Seismic Inversion by Schlumberger which was completed in July 2009, the Sequence Stratigraphic Study and Petrophysics by Isis Petroleum Consultants in September 2009, and the Conceptual Engineering Study for the West Linapacan "A" field by OPE, Inc. towards the end of 2009. Philodrill is carried in all of these activities as well as in the drilling of a development well up to first oil.

Because of the unexpected delays in the completion of the G&G studies, Pitkin sought for an extension of its Phase 1 work commitments which expired in August 2009 as per the farm-in agreement. The West Linapacan Consortium granted the extension with the issuance of an executed amendment to the farm-in agreement such that the completion of the Phase 1 work shall be on or before June 30, 2010.

Based on the integrated results from the abovementioned technical studies, and using a wide range of evaluation techniques, Pitkin has developed a concept with which new well/s will be drilled, completed and produced. Since the West Linapacan Field is expected to be highly-fractured, as confirmed from the previously drilled production wells, Pitkin is looking at drilling sub-horizontal section/s that will follow fracture trends that will yield optimum flow rates. The producing wellbore sections will use "smart completion" technologies enabling the isolation of sections where formation water breaks through. With regard to the production facilities, Pitkin proposes to put up a turret-mounted storage vessel with on-board processing facility which they presented to the partners for consideration during a January 2010 technical meeting. The consortium has asked the operator to continue to explore other cost-effective, technologically feasible development concepts for the field.

4.0 SERVICE CONTRACT NO. 14 (Retention Block, Tara, Libro and North Matinloc)

With approval by the majority of the stakeholders in the various blocks, Philodrill granted Venturoil an extension of their farm-in option through to September 2009. In a meeting held in October 2009, the partners informed Venturoil that it no longer has the exclusive farm-in right over the various areas and that Venturoil would need to be recognized by the DOE first as a qualified service contractor before the partners will re-open negotiations with them. Venturoil acknowledged the issues and agreed that they would pursue accreditation with the DOE before renegotiating with the partners.

5.0 SERVICE CONTRACT NO. 6A (Octon)

The Octon Block Consortium adopted the work program submitted by our Technical Advisor Vitol GPC Investments SA in late 2008 as the consortium's work commitment which the SC 6A partnership used as its commitment during negotiations with the DOE for the 15-year extension of the production term of SC 6A. The work program consisted of various activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Field Development. In a June 2009 letter, the DOE approved the extension of the production term of the Octon Block, as well as the SC 6B Bonita Block. The fifteen (15) year extension shall be for a series of three 5 year terms, subject to compliance with certain conditions such as yearly submission of work program and budget and payment of technical assistance and training fund to the DOE. The term extension is reckoned from March 1, 2009.

Since the commerciality of the Octon Field depends on it being tied up to the Galoc development, the realization of which had already been delayed by the frequent operations downtime in the Galoc Field, GPC proposed and was granted approval by the consortium to re-process some 75 square-kilometer of 3D seismic data in the Octon area in conjunction with the re-processing of Galoc 3D data as part of the Galoc Phase 2 evaluation activities. Geophysical contractor CGGVeritas completed the pre-stack time migration phase last August 2009, while the pre-stack depth migration was completed towards the end of the year. Initial results from the ongoing re-evaluation of the re-processed data indicate a much improved image of the Octon reservoir. Vitol GPC is also rebuilding their models in the light of the positive results of the Octon seismic reprocessing. This program now forms the bulk of GPC's revised work program for 2010, possibly extending to 2011.

6.0 SERVICE CONTRACT NO. 6 (Cadlao)

In 2008, Blade Petroleum submitted to the DOE their preliminary Plan of Development (POD) for the Cadlao Field. With the POD, Blade Petroleum committed to re-activate the Cadlao Field, which last produced in 1991, via two (2) new production wells at a target total project cost of USD 100 MM.

During the early part of 2009, Blade Petroleum and the DOE had a series of negotiations for the finalization and acceptance of the POD. The POD was finally approved by the DOE on June 17, 2009.

While these developments were taking place, Philodrill and Blade Petroleum also negotiated for the latter's purchase of Philodrill's revenue interest share in the Cadlao Field. Up to the end of 2009, negotiations did not materialize as both parties failed to agree on the acceptable terms and conditions of the purchase.

7.0 SERVICE CONTRACT NO. 6B (Bonita)

In August 2008, Venturoil proposed a Work Program and Budget which form the basis for their due diligence during their option exclusivity period which ended in March 2009. Venturoil's work program included G&G studies and reservoir simulation. An extension was granted by the Bonita Block consortium until September 2009 in order for Venturoil to complete their original and amended work program with the end view of submitting a drilling prognosis and program for the different areas that they are faming into, including the Bonita Block.

Similar to the SC 6A Octon Block, Philodrill had a series of negotiations with the DOE during the first quarter of 2009 for the extension of the production term of SC 6B – Bonita Block contract which expired on February 28, 2009. In support of the request, Philodrill submitted Venturoil's proposed work program as the Bonita Consortium's commitment. In June 2009, the DOE granted the extension of the production term of the contract on similar terms and conditions as that of the SC 6A extension and likewise reckoned from March 1, 2009.

In October 2009, the Bonita Block Consortium informed Venturoil that they no longer have the right to the option on the block and that Venturoil should be recognized first by the DOE as a qualified service contractor should they pursue negotiations for farm-in into the block.

8.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

Following the unsuccessful drilling of the Lumba Lumba-1/1A well in 2008, Tap Oil proposed to undertake pre-stack data migration and inversion of their Alpine 3D seismic data in Sulu Sea. Tap Oil aimed to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of the numerous prospects in the block and is integral to the selection of the next prospect for drilling. They contracted the Australia-based geophysical contractor DownUnder Geosolutions to perform the re-processing and data inversion. The contractor completed the 3D seismic data re-processing and delivered the full data volume and processing report in July 2009. For the rest of the year, they continued to work on the re-evaluation of the entire SC 41 block and have started to undertake a promotional campaign to invite potential new partners into the Sulu Sea block.

9.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

During the first quarter of 2009, block Operator Pitkin Petroleum continued with the interpretation of the acquired magneto-telluric partial data for the 68 stations covered by the survey, the results of which were incorporated in the design of the planned 2D seismic acquisition earlier set for April 2009. For the seismic survey, tenders were sent out as early as late 2008, the received bids were evaluated and a geophysical contractor, the Chinese geophysical contractor BGP, was selected.

In April 2009, Pitkin Petroleum requested for the extension of Sub-Phase 1 for Pitkin to acquire its onshore seismic commitment for SC 53. In response to Pitkin's request, the DOE merged the first 2 sub-phases to form a new Sub-Phase 1 (July 2005 to March 2011) with the work commitment of minimum 200 line-km 2D seismic acquisition and drilling of one well. The new Sub-Phase 2 will be for the period March 2011 to July 2012 with a commitment to drill 2 wells. The DOE likewise increased the Onshore Mindoro Block area from 600,000 hectares to 734,000 hectares.

Pitkin's seismic acquisition program which was originally scheduled to commence in April was deferred to November when weather conditions are more favorable for onshore seismic acquisition. Actual recording started at the San Jose Area in late November 2009 and as of 30 April 2010, BGP had acquired 177.7 line-kilometers which translate to about 89% of the programmed 200.85 line-kilometers.

10.0 SWAN BLOCK (Deepwater Northwest Palawan)

In November 2009, PNOC-Exploration Corporation (PNOC-EC) advised Philodrill that their technical and legal groups continue to evaluate the relavant data that Philodrill had provided PNOC – EC to assess the block's potential and the merit of Philodrill's proposed participation in SC 57 and SC 58 blocks.


PHILODRILL'S
PETROLEUM PROJECTS
118°
120°
122°
14°
12°
10°
8°
6°
SWAN BLOCK
SC 53
ONSHORE
MINDORO
22.000%
SC 14C-1
GALOC
7.21495%
SC 6A
OCTON
44.430%
SC 14C-2
W. LINAPACAN
7.01750%
SC 14
TARA BLOCK
22.500%
SC 14B-1
N. MATINLOC
33.111%
SC 14B
MATINLOC
41.608%
SC 14D
RETENTION BLOCK
33.751%
SC 6
CADLAO
1.65%
(Revenue Interest)
SC 14A
NIDO
26.106%
SC 6B
BONITA
21.875%
SC 41
SULU SEA
3.398%
N
INDEX
MAP
LUZON
VISAYAS
MINDANAO
BORNEO

Statement of Management's Responsibility for Financial Statements

The management of The Philodrill Corporation is responsible for all information and representations contained in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. These financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgement of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknessess in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the consolidated financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:



Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer



Reynaldo E. Nazarea
Chief Financial Officer


SGV&Co
ERNST & YOUNG

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines
Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph
BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying consolidated financial statements of The Philodrill Corporation and Subsidiary, which comprise the consolidated balance sheets as at December 31, 2009 and 2008, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009, and a summary of significant accounting policies and other explanatory notes. We did not audit the 2009 and 2008 financial statements of PentaCapital Investment Corporation (PentaCapital), a 40.00%-owned associate, and PentaCapital Holdings, Inc. (Penta Holdings), a 25.58%-owned associate. The consolidated financial statements reflect the investments in PentaCapital and Penta Holdings under the equity method, which investments represent 13% and 15% of consolidated total assets as of December 31, 2009 and 2008, respectively. The Company's equity in the net earnings of these associates comprise 9%, 68% and 30% of the consolidated net income for the years ended December 31, 2009, 2008 and 2007, respectively. The financial statements of PentaCapital and Penta Holdings were audited by other auditors whose reports thereon have been furnished to us, and our opinion on the consolidated financial statements insofar as it relates to the amounts included for Penta Holdings is based solely on their reports. The report of the other auditors on PentaCapital was qualified as discussed in the sixth paragraph.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the reports of the other auditors are sufficient and appropriate to provide a basis for our audit opinion.

Opinion

The report of the other auditors on PentaCapital was qualified because, in 2009, PentaCapital did not consider the minimum retirement liability as required under Republic Act (R.A.) No. 7641, *Retirement Pay Law* in recognizing its pension liability and the related pension expense (pension benefits) in accordance with Philippine Accounting Standard (PAS) 19, *Employee Benefits*. PentaCapital accounted for its pension benefits based on the periodic contributions required under its defined contribution plan, which provides only for retirement benefits to qualified employees reaching the age of 65 years. However, under R.A. No. 7641, an employee upon reaching the age of 60 years or more but not beyond 65, who has served PentaCapital for at least 5 years, shall already be entitled to a retirement pay. The effects to the consolidated financial statements of not adjusting PentaCapital's pension liability and pension expense to consider the minimum retirement liability prescribed under R.A. 7641 as required by PAS 19 have not been determined.

In our report dated April 22, 2009, our opinion on the 2008 consolidated financial statements was qualified in part, because the report of the other auditor on PentaCapital's December 31, 2008 consolidated financial statements was qualified because of an overstatement in the previously reported net income in 2008 for ₱2.95 million; and the nonrecognition in profit or loss in 2007 of the necessary tax expense amounting to ₱4.85 million to reflect the downward adjustment on its deferred tax assets as of December 31, 2007. In 2009, PentaCapital restated its December 31, 2008 consolidated financial statements to recognize unrealized losses on the fair value decline of the reclassified equity securities amounting to ₱2.95 million as part of profit or loss in 2008 and the income tax expense amounting to ₱4.85 million that should have been charged to profit or loss in 2007. As mentioned in Note 8 to the consolidated financial statements, the effects of the restatement on the consolidated financial statements were taken up in the 2009 consolidated profit or loss. Accordingly, our opinion on the 2008 consolidated financial statements as presented herein, is no longer qualified with respect to these matters.

In our opinion, based on our audits and the reports of the other auditors, except for the effects on the consolidated financial statements of such adjustments, if any, as might have been disclosed had the other auditors been able to satisfy themselves with respect to the matters discussed in the sixth paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation and Subsidiary as of December 31, 2009 and 2008, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with Philippine Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company's and its subsidiary's ability to realize their deferred oil exploration costs depends on the success of their exploration and future development work in proving the viability of their oil properties to produce oil in commercial quantities, which cannot be determined at this time.

SYCIP GORRES VELAYO & CO.



Alvin M. Pinpin
Partner
CPA Certificate No. 94303
SEC Accreditation No. 0781-A
Tax Identification No. 198-819-157
PTR No. 2087563, January 4, 2010, Makati City

March 24, 2010

The Philodrill Corporation and Subsidiary
Consolidated Balance Sheets

	December 31	
	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4)	**₱102,188,831**	₱980,828
Receivables - net (Notes 5 and 6)	**120,766,785**	104,865,713
Crude oil inventory (Note 3)	**40,451,055**	1,596,162
Other current assets	**176,310**	1,596,102
Total Current Assets	**263,582,981**	109,038,805
Noncurrent Assets		
Property and equipment - net (Notes 6 and 7)	**292,205,238**	297,098,016
Investments in associates (Note 8)	**227,195,544**	219,853,948
Available-for-sale financial assets (Note 9)	**110,591,628**	50,972,242
Deferred oil exploration costs - net (Notes 6 and 10)	**823,734,492**	821,218,862
Retirement benefits asset (Note 18)	**906,325**	-
Other noncurrent assets	**266,689**	756,732
Total Noncurrent Assets	**1,454,899,916**	1,389,899,800
TOTAL ASSETS	**₱1,718,482,897**	₱1,498,938,605
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities (Notes 6 and 12)	**₱14,106,297**	₱22,073,923
Subscriptions payable	**2,068,842**	2,069,233
Income tax payable	**1,004,438**	578,586
Loans payable (Note 11)	**-**	121,724,515
Dividends payable (Note 13)	**-**	5,035,941
Total Current Liabilities	**17,179,577**	151,482,198
Noncurrent Liabilities		
Retirement benefits liability (Note 18)	**-**	7,217,836
Deferred tax liability (Note 19)	**-**	1,139,116
Total Noncurrent Liabilities	**-**	8,356,952
Total Liabilities	**17,179,577**	159,839,150
Equity		
Capital stock - ₱0.01 par value (held by 9,320 equity holders in 2009 and 9,393 equity holders in 2008); (Note 13) Authorized - 200.0 billion shares in 2009 and 155.0 billion shares in 2008		
Issued	**1,545,002,756**	1,534,949,112
Subscribed	**373,685,298**	1,331
Subscriptions receivable	**(186,830,286)**	(687)
Paid-in capital from sale of treasury shares (Note 13)	**1,624,012**	1,624,012
Net unrealized loss on decline in value of available-for-sale financial assets (Note 9)	**(111,378,253)**	(163,032,906)
Retained earnings (deficit)	**79,199,793**	(34,441,407)
Total Equity	**1,701,303,320**	1,339,099,455
TOTAL LIABILITIES AND EQUITY	**₱1,718,482,897**	₱1,498,938,605

See accompanying Notes to Consolidated Financial Statements.

The Philodrill Corporation and Subsidiary

Consolidated Statements of Comprehensive Income

	Years Ended December 31		
	2009	2008	2007
PETROLEUM REVENUE (Notes 6 and 10)	**₱328,779,723**	₱133,367,423	₱168,952,006
COSTS AND EXPENSES			
Share in costs and operating expenses (Notes 6, 10 and 16)	**163,008,806**	85,056,688	121,415,322
General and administrative expenses (Note 17)	**48,618,053**	31,205,142	29,960,604
Depletion, depreciation and amortization (Notes 6 and 7)	**12,847,502**	3,073,145	3,721,398
	224,474,361	119,334,975	155,097,324
OTHER INCOME (CHARGES)			
Equity in net earnings of associates (Note 8)	**9,341,596**	10,236,862	8,280,014
Interest and financing charges (Notes 11 and 15)	**(6,696,908)**	(17,599,698)	(16,360,901)
Interest income (Notes 4 and 15)	**2,628,261**	3,168,115	3,320,565
Foreign exchange gains (losses) - net (Note 6)	**(906,932)**	1,600,498	452,092
Gain on sale of:			
Available-for-sale financial assets (Note 9)	**2,410**	-	984,752
Property and equipment	**-**	-	18,862,704
Provision for impairment losses (Notes 1 and 3)	**-**	-	(658,746)
Others	**279,337**	5,452,637	764,866
	4,647,764	2,858,414	15,645,346
INCOME BEFORE INCOME TAX	**108,953,126**	16,890,862	29,500,028
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 19)			
Current	**1,486,983**	651,681	1,444,371
Deferred	**(1,139,116)**	1,139,116	-
	347,867	1,790,797	1,444,371
NET INCOME	**108,605,259**	15,100,065	28,055,657
OTHER COMPREHENSIVE INCOME (LOSS)			
Changes in fair value of available-for-sale financial assets (Note 9)	**51,654,653**	(75,156,968)	(5,068,676)
TOTAL COMPREHENSIVE INCOME (LOSS)	**₱160,259,912**	(₱60,056,903)	₱22,986,981
EARNINGS PER SHARE (Note 14)			
Basic	**₱0.0006**	₱0.0001	₱0.0002
Diluted	**₱0.0006**	₱0.0001	₱0.0002

See accompanying Notes to Consolidated Financial Statements.

The Philodrill Corporation and Subsidiary

Consolidated Statements of Changes in Equity

for the years ended December 31, 2009, 2008 and 2007

	Capital Stock (Note 13)			Paid-in Capital from Sale of Treasury Shares (Note 13)	Net Unrealized Loss on Decline in Value of Available-for-sale Financial Assets (Note 9)	Retained Earnings (Deficit)	Total
	Issued	Subscribed	Subscriptions Receivable				
BALANCES AT DECEMBER 31, 2006	₱1,527,632,861	₱7,311,155	(₱1,157,679)	₱1,624,012	(₱82,807,262)	(₱77,597,129)	₱1,375,005,958
Issuance of capital stock	1,554,431	(1,548,004)	-	-	-	-	6,427
Collection of subscriptions receivable	-	-	339,609	-	-	-	339,609
Subtotal	1,529,187,292	5,763,151	(818,070)	1,624,012	(82,807,262)	(77,597,129)	1,375,351,994
Total comprehensive income for the year	-	-	-	-	(5,068,676)	28,055,657	22,986,981
BALANCES AT DECEMBER 31, 2007	1,529,187,292	5,763,151	(818,070)	1,624,012	(87,875,938)	(49,541,472)	1,398,338,975
Issuance of capital stock	5,761,820	(5,761,820)	-	-	-	-	-
Collection of subscriptions receivable	-	-	817,383	-	-	-	817,383
Subtotal	1,534,949,112	1,331	(687)	1,624,012	(87,875,938)	(49,541,472)	1,399,156,358
Total comprehensive loss for the year	-	-	-	-	(75,156,968)	15,100,065	(60,056,903)
BALANCES AT DECEMBER 31, 2008	1,534,949,112	1,331	(687)	1,624,012	(163,032,906)	(34,441,407)	1,339,099,455
Subscriptions of capital stock	-	383,737,611	(383,737,611)	-	-	-	-
Collection of subscriptions receivables	-	-	196,908,012	-	-	-	196,908,012
Issuance of capital stock	10,053,644	(10,053,644)	-	-	-	-	-
Reversal of dividends payable (Note 13)	-	-	-	-	-	5,035,941	5,035,941
Subtotal	1,545,002,756	373,685,298	(186,830,286)	1,624,012	(163,032,906)	(29,405,466)	1,541,043,408
Total comprehensive income for the year	-	-	-	-	51,654,653	108,605,259	160,259,912
BALANCES AT DECEMBER 31, 2009	**₱1,545,002,756**	**₱373,685,298**	**(₱186,830,286)**	**₱1,624,012**	**(₱111,378,253)**	**₱79,199,793**	**₱1,701,303,320**

See accompanying Notes to Consolidated Financial Statements.

The Philodrill Corporation and Subsidiary

Consolidated Statements of Cash Flows

	Years Ended December 31		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	**₱108,953,126**	₱16,890,862	₱29,500,028
Adjustments for:			
Depletion, depreciation and amortization (Notes 6 and 7)	**12,847,502**	3,073,145	3,721,398
Retirement benefits costs (Note 18)	**6,875,839**	3,746,300	3,428,400
Interest and financing charges (Notes 11 and 15)	**6,696,908**	17,599,698	16,360,901
Unrealized foreign exchange losses (gains) - net	**2,880,349**	(919,142)	(85,773)
Amortization of other deferred charges	**193,299**	218,492	236,700
Equity in net earnings of associates (Note 8)	**(9,341,596)**	(10,236,862)	(8,280,014)
Interest income (Notes 4 and 15)	**(2,628,261)**	(3,168,115)	(3,320,565)
Dividend income	**(6,390)**	(7,800)	(6,300)
Gain on sale of:			
Available-for-sale financial assets (Note 9)	**(2,410)**	–	(984,752)
Property and equipment	**–**	–	(18,862,704)
Provision for impairment losses (Notes 1 and 3)	**–**	–	658,746
Operating income before working capital changes	**126,468,366**	27,196,578	22,366,065
Decrease (increase) in:			
Receivables	**(9,147,365)**	(29,857,411)	(36,355,131)
Crude oil inventory	**(38,854,893)**	8,087,268	2,725,798
Other current assets	**1,419,792**	(1,472,394)	1,153,581
Decrease in accounts payable and accrued liabilities	**(7,384,755)**	(1,996,962)	(2,605,918)
Cash generated from (used in) operations	**72,501,145**	1,957,079	(12,715,605)
Interest received (Note 23)	**1,505,689**	2,327,255	778,859
Dividend received	**6,390**	7,800	6,300
Contributions to retirement fund (Note 18)	**(15,000,000)**	–	(1,000,000)
Interest and financing charges paid (Note 23)	**(7,465,851)**	(17,619,883)	(23,393,088)
Income taxes paid, including creditable taxes applied	**(1,061,131)**	(70,983)	(3,732,499)
Net cash from (used in) operating activities	**50,486,242**	(13,398,732)	(40,056,033)
CASH FLOWS FROM INVESTING ACTIVITIES			
Additional advances to related companies (Note 15)	**(10,500,000)**	(10,000,000)	–
Acquisitions of:			
Property and equipment (Note 7)	**(7,472,299)**	(976,703)	(470,484)
Available-for-sale financial assets (Note 9)	**(5,720,638)**	–	(218,888)
Subsidiary (Note 1)	**–**	–	(32,588,532)
Additions to deferred oil exploration costs (Notes 10 and 23)	**(1,216,761)**	(1,220,541)	(598,151)
Dividend received (Note 8)	**2,000,000**	2,000,000	–
Proceeds from sale of:			
Available-for-sale financial assets (Note 9)	**8,315**	–	58,744,927
Property and equipment	**–**	–	19,000,000
Net cash from (used in) investing activities	**(22,901,383)**	(10,197,244)	43,868,872
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Stock subscriptions	**₱196,908,012**	₱817,383	₱346,036
Availment of loans (Note 11)	**15,000,000**	75,000,000	20,000,000
Advances from related companies	**–**	–	27,542,503
Payments of:			
Loans payable (Note 11)	**(136,724,515)**	(42,000,000)	(33,415,114)
Advances from related companies	**–**	(13,088,122)	(19,675,450)
Net cash from (used in) financing activities	**75,183,497**	20,729,261	(5,202,025)
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1,560,353)**	21,751	(24,386)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**101,208,003**	(2,844,964)	(1,413,572)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**980,828**	3,825,792	5,239,364
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 4)	**₱102,188,831**	₱980,828	₱3,825,792

See accompanying Notes to Consolidated Financial Statements.

The Philodrill Corporation and Subsidiary
Notes to Consolidated Financial Statements

1. Corporate Information and Authorization for Issue of Financial Statements

Corporate Information
The Philodrill Corporation (the Parent Company or TPC) was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969. The Parent Company and Phoenix Gas and Oil Exploration Company, Inc. (PGO, a wholly owned subsidiary, incorporated in the Philippines and has not yet started commercial operations), collectively referred to as the "Group", are primarily engaged in oil exploration and/or production. The Parent Company is also an investment holding company with investments in financial services and mining.

Acquisition of PGO
On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date.

The fair values of the identifiable assets of PGO as of the date of acquisition are as follows:

	Fair Values	Carrying Values
Wells, platforms and other facilities (see Note 7)	**₱21,234,458**	₱21,234,458
Deferred oil exploration costs (see Note 10)	**10,695,328**	10,695,328
	₱31,929,786	₱31,929,786

As of May 2, 2007, PGO has no liabilities. Since there was no fair value available for the acquired assets, the Parent Company assumed that the carrying value was the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired was ₱32.6 million which resulted to a goodwill of ₱0.7 million. The Parent Company immediately impaired this goodwill at the acquisition date. As of December 31, 2009, PGO has not yet started commercial operations.

The Parent Company, which is operating in only one business segment, has two associates engaged in financial services. The Parent Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding these associates as of and for the years ended December 31, 2009 and 2008 are presented in Note 8.

The Parent Company and PGO have a portfolio of oil and gas exploration projects in the Philippines. The Group's ability to realize their deferred oil exploration costs (see Note 10) depends on the success of their exploration and future development work in proving the viability of their oil properties to produce oil in commercial quantities which cannot be determined at this time. The consolidated financial statements do not include any adjustment that might result from these uncertainties. The effect of these uncertainties will be reported in the consolidated financial statements as they become known and estimable.

The registered business address of the Parent Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The Parent Company's shares are listed and are currently traded at the Philippine Stock Exchange (PSE).

Authorization for Issue of Financial Statements
The consolidated financial statements were authorized for issue by the Board of Directors (BOD) on March 24, 2010.

2. Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The consolidated financial statements of the Group have been prepared using the historical cost basis, except for crude oil inventory which is valued at market and quoted available-for-sale (AFS) financial assets which are measured at fair value. The consolidated financial statements are presented in Philippine Peso (Peso), which is the Parent Company's functional currency. All amounts are rounded off to the nearest Peso, except when otherwise indicated.

Basis of Consolidation
The consolidated financial statements comprise the financial statements of the Parent Company and PGO, its wholly owned subsidiary.

Subsidiary
A subsidiary is an entity over which the Parent Company has the power to govern the financial and operating policies of the entity, or generally has an interest of more than one half of the voting rights of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Parent Company controls another entity. A subsidiary is fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. They are deconsolidated from the date on which control ceases.

All intra-group balances, transactions, income and losses resulting from intra-group transactions that are recognized in assets are eliminated in full. However, intra-group losses that indicate impairment are recognized in the consolidated financial statements.

Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following new and amended Philippine Accounting Standards (PAS), PFRS and Philippine Interpretations based on International Financial Reporting Interpretation Committee (IFRIC) interpretations which were adopted as of January 1, 2009.

- Revised PAS 1, *Presentation of Financial Statements*, separates owner and non-owner changes in equity. All owner changes in equity are required to be presented in a statement of changes in equity, and all non-owner changes either in one statement of comprehensive income or in two separate statements, which consist of a statement of income and a statement of comprehensive income. The previous standard required components of comprehensive income to be presented in the statement of changes in equity. The revised standard also requires the income tax effect of each component of comprehensive income to be disclosed. In addition, it requires entities to present a comparative balance sheet as at the beginning of the earliest comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement, or reclassifies items in the financial statements.

  The Group has elected to present comprehensive income in a single statement and elected not to change the balance sheet to statement of financial position.

  The Group has not presented three balance sheets on these consolidated financial statements because it has not applied an accounting policy retrospectively, made a retrospective restatement of items on the Group's consolidated financial statements or reclassified items on the Group's consolidated financial statements that affected the balance sheet at the beginning of the earliest comparative period.

- Revised PAS 23, *Borrowing Costs*, requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions of the amended PAS 23, the Group has adopted the standard on a prospective basis. Therefore, borrowing costs are capitalized on qualifying assets with a commencement date on or after January 1, 2009. This revised standard does not have a significant impact on the Group's consolidated financial statements.

- Amendment to PFRS 7, *Financial Instruments: Disclosures*, requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and financial assets used for liquidity management. The three level fair value hierarchy and liquidity risk disclosures are presented in Notes 20 and 21, respectively.

- Amendments to PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards* and PAS 27, *Separate and Consolidated Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*, allow an entity to determine the 'cost' of investments in subsidiaries, jointly controlled entities or associates in its opening PFRS financial statements in accordance with PAS 27 or using a deemed cost method. The amendment to PAS 27 required all dividends from a subsidiary, jointly controlled entity or associate to be recognized in the income statement in the separate financial statement. The revision to PAS 27 was applied prospectively. The new requirement does not have an impact on the Group's consolidated financial statements.

- PFRS 8, *Operating Segments*, replaced PAS 14, *Segment Reporting*, upon its effective date. The Group concluded that the operating segment determined in accordance with PFRS 8 are the same as the business segment previously identified under PAS 14.

The following new and amended PFRS and Philippine Interpretations did not have a significant impact on the Group's consolidated financial statements:

- Amendment to PFRS 2, *Share-based Payment - Vesting Conditions and Cancellations*, clarifies the definition of vesting conditions and prescribes the treatment for an award that is cancelled.

- PAS 32, *Financial Instruments: Presentation* and Amendment to PAS, allows a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specified criteria.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives* and Amendments to PAS 39, *Financial Instruments: Recognition and Measurement*, requires an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss (FVPL) category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. PAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at FVPL.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*, requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted.

- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*, provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

- Philippine Interpretation IFRIC 18, *Transfers of Assets from Customers*, provides guidance on how to account for items of property, plant and equipment received from customers or cash that is received and used to acquire or construct assets that are used to connect the customer to a network or to provide ongoing access to a supply of goods or services or both. When the transferred item meets the definition of an asset, the asset is measured at fair value on initial recognition as part of an exchange transaction. The service(s) delivered are identified and the consideration received (the fair value of the asset) allocated to each identifiable service. Revenue is recognized as each service is delivered by the entity.

Improvements to PFRSs
In 2008 and 2009, the International Accounting Standards Board issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. Adoption of the following improvements to standards did not have any material impact on the Group's consolidated financial statements:

- PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, specifies when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

- PAS 1 clarifies assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

- Amendment to PAS 16, *Property, Plant and Equipment*, replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, and PAS 36, *Impairment of Asset*. It also clarifies that items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

- PAS 19, *Employee Benefits*, revises the definition of 'past service costs' to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. It also revises the definition of 'return on plan assets' to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. It also revises the definition of 'short-term' and 'other long-term' employee benefits to focus on the point in time at which the liability is due to be settled. It also deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, *Provisions, Contingent Liabilities and Contingent Assets*.

- PAS 20, *Accounting for Government Grants and Disclosures of Government Assistance*, clarifies that loans granted with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as a government grant.

- PAS 23 revises the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest rate method. This revised standard disallows the alternative treatment of borrowing costs, which permits the recognition of borrowing costs as expense.

- PAS 28, *Investment in Associates*, clarifies that if an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. It also defines an investment in an associate as a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

- PAS 29, *Financial Reporting in Hyperinflationary Economies*, revises the reference to the exception that assets and liabilities should be measured at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list.

- PAS 31, *Interest in Joint Ventures*, clarifies that if a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

- PAS 36 provides that, when discounted cash flows are used to estimate 'fair value less cost to sell', additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate 'value-in-use'.

- PAS 38, *Intangible Assets*, provides that, expenditure on advertising and promotional activities is to be recognized as an expense when the Company either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. It also deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

- PAS 39 provides changes in circumstances relating to derivatives - specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications. It also clarifies when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, *Insurance Contracts*, such is a change in circumstance, not a reclassification. It further removes the reference to a 'segment' when determining whether an instrument qualifies as a hedge. It requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

- PAS 40, *Investment Properties*, revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

- PAS 41, *Agriculture*, removes the reference to the use of a pretax discount rate to determine fair value, thereby allowing use of either a pretax or post-tax discount rate depending on the valuation methodology used and removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Instead, cash flows that are expected to be generated in the 'most relevant market' are taken into account.

- PAS 18, *Revenue*, specifies no transitional provisions, the amendment issued in 2009 is effective immediately and retrospectively. The amendment adds guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity: (a) has primary responsibility for providing the goods or services; (b) has inventory risk; (c) has discretion in establishing prices; and (d) bears the credit risk. The Group has assessed its revenue arrangements against these criteria and concluded that it is acting as principal in all arrangements. The revenue recognition policy has been updated accordingly.

Future Changes in Accounting Policies

The following standards and interpretations will become effective subsequent to year 2009. The Group does not expect the adoption of the applicable new and amended PFRS and Philippine Interpretations to have a significant impact on the Group's consolidated financial statements.

Effective in 2010

- Philippine Interpretation IFRIC 17, *Distributions of Non-Cash Assets to Owners*, provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability. The Company does not expect the Interpretation to have an impact on the financial statements as the Company has not made non-cash distributions to shareholders in the past.

- Revised PFRS 3, *Business Combinations (Revised)* and PAS 27, *Consolidated and Separate Financial Statements (Amended)*, introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by the revised PFRS 3 must be applied prospectively and PAS 27 must be applied retrospectively with few exceptions.

- PAS 39, *Financial Instruments: Recognition and Measurement - Eligible Hedged Items*, addresses only the designation of a one-sided risk in a hedged item and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

- PFRS 2, *Share-based Payments - Group Cash-settled Share-based Payment Transactions*, clarifies the scope and the accounting for group cash-settled share-based payment transactions. The Company has concluded that the amendment will have no impact on the financial position or performance of the Company as the Company has not entered into any such share-based payment transactions.

- Philippine Interpretation IFRIC 19, *Extinguishing Financial Liabilities with Equity Instruments*, provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. These transactions are often referred to as debt for equity swaps.

Improvements to PFRS

- PFRS 2, *Share-based Payment*, clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of PFRS 3, *Business Combinations* (Revised).

- PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs only apply if specifically required for such non-current assets or discontinued operations.

- PFRS 8, *Operating Segments*, clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

- Improvements to PAS 1, *Presentation of Financial Statements*, clarifies that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

- Improvements to PAS 7, *Statement of Cash Flows*, explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

- PAS 17, *Leases*, removes the specific guidance on classifying land as a lease. Prior to the amendment, leases of land were classified as operating leases. The amendment now requires that leases of land are classified as either 'finance' or 'operating' in accordance with the general principles of PAS 17. The amendments will be applied retrospectively.

- PAS 36, *Impairment of Assets*, clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in PFRS 8 before aggregation for reporting purposes.

- PAS 38, *Intangible Assets*, clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. This also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives*, clarifies that it does not apply to possible reassessment at the date of acquisition, to embedded derivatives in contracts acquired in a business combination between entities or businesses under common control or the formation of joint venture.

Effective in 2011

- Philippine Interpretation IFRIC 16, *Hedge of a Net Investment in a Foreign Operation*, states that in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge are satisfied.

Effective in 2012

- Philippine Interpretation IFRIC 15, *Agreement for Construction of Real Estate*, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

Effective in 2013

- PFRS 9, *Financial Instruments*, specifies how an entity should classify and measure financial assets, including some hybrid contracts. It applies a consistent approach to classifying financial assets and replace the numerous categories of financial assets in PAS 39, each of which had its own classification criteria. This also results in one impairment method.

The Group continues to assess the impact of the above new and amended accounting standards and interpretations effective subsequent to 2009 on its consolidated financial statements in the period of initial application. Additional disclosures required by these amendments will be included in the consolidated financial statements when these amendments are adopted.

Investments in Associates

Associates are entities which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of comprehensive income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets. The share is included principally in the "Receivables", "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets. Any liabilities incurred jointly with the other venturers are recognized under "Accounts with Partners" in the consolidated balance sheets. Related revenues and expenses are recognized in the consolidated statements of comprehensive income.

Business Combination and Goodwill

Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets and liabilities of the acquired business initially at fair value. If the acquirer's interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree's identifiable assets and liabilities and the measurement of the cost of the combination; and (b) recognize immediately in profit or loss any excess remaining after that reassessment.

When a business combination involves more than one exchange transaction, each exchange transaction shall be treated separately using the cost of the transaction and fair value information at the date of each exchange transaction to determine the amount of any goodwill associated with that transaction. This results in a step-by-step comparison of the cost of the individual investments with the Group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at each exchange transaction. The fair values of the acquiree's identifiable assets, liabilities and contingent liabilities may be different at the date of each exchange transaction. Any adjustments to those fair values relating to previously held interests of the Group is a revaluation to be accounted for as such and presented separately as part of equity.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share in the net identifiable assets of the acquired subsidiary or associate at the date of acquisition.

Goodwill on acquisitions of subsidiaries is recognized separately as a noncurrent asset. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (CGU) or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU or group of CGUs is less than the carrying amount of the CGU or group of CGUs to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its impairment test of goodwill on an annual basis.

Cash and Cash Equivalents

Cash consists of cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of up to three months or less from dates of acquisition and are subject to an insignificant risk of change in value.

Financial Instruments

Date of recognition

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments
Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at FVPL, includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: financial assets at FVPL, held-to-maturity (HTM) investments, AFS financial assets, and loans and receivables, as appropriate. Financial liabilities are classified as either financial liabilities at FVPL or other financial liabilities, as appropriate. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at each balance sheet date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

As of December 31, 2009 and 2008, the Group has no financial assets classified as HTM investments, and financial assets and financial liabilities at FVPL.

Determination of fair value
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day 1 Profit
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit) in the consolidated statement of comprehensive income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of comprehensive income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Embedded derivatives
An embedded derivative is separated from the host financial or nonfinancial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized as at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of comprehensive income.

The Group has no embedded derivatives as of December 31, 2009 and 2008.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. Gains and losses are recognized in the consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

As of December 31, 2009 and 2008, the Group's loans and receivables consist of cash and cash equivalents and receivables (see Note 20).

AFS financial assets
AFS financial assets are non-derivative financial assets that are designated as AFS financial assets or are not classified in any of the three other categories. The Group designates financial instruments as AFS financial assets if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity as "Net unrealized loss on decline in value of AFS financial assets".

When the financial asset is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of comprehensive income. Interest earned on the investments is reported as 'Interest income' using the effective interest method. Dividends earned on investments are recognized in the consolidated statement of comprehensive income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

As of December 31, 2009 and 2008, the Group classifies its investments in shares of stocks as AFS financial assets (see Note 9).

Other financial liabilities
Other financial liabilities are initially recorded at fair value. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

As of December 31, 2009 and 2008, the Group classifies its loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable as other financial liabilities (see Note 20).

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Loans and receivables
If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of comprehensive income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, the asset is included in the group of financial assets with similar credit risk and characteristics, and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of comprehensive income, to the extent that the carrying value of the asset does not exceed what its amortized cost could have been had there been no impairment at the reversal date.

In relation to receivable, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through the use of an allowance account. Impaired receivables are derecognized when they are assessed as uncollectible.

Financial assets carried at cost
If there is objective evidence of impairment on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return of a similar financial asset.

AFS financial assets
For AFS financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS financial assets, this would include a significant or prolonged decline in the fair value of the investments below its cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income, is removed from equity and recognized in the consolidated statement of comprehensive income.

Impairment losses on equity investments are not reversed through the consolidated statement of comprehensive income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of "Interest income" in the consolidated statement of comprehensive income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of comprehensive income, the impairment loss is reversed through the consolidated statement of comprehensive income.

Derecognition of Financial Assets and Financial Liabilities
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities
A financial liability is derecognized when the obligation under the liability was discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

Crude Oil Inventory
Crude oil inventory is carried at market value.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization, and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

When assets are retired or otherwise disposed of, the cost and related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of comprehensive income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proven reserves. The depletion base includes the exploration and development cost of producing oilfields.

Depreciation of property and equipment, other than wells, platforms and other facilities, is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

Depreciation and amortization of an item of property and equipment begins when it becomes available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation or amortization ceases at the earlier of the date that the item is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, and the date the asset is derecognized.

Wells in progress pertains to those development costs relating to Service Contract (SC) where oil in commercial quantities are discovered and are subsequently reclassified to "Wells, platforms and other facilities" shown under "Property and equipment" account in the consolidated balance sheet upon commercial production. Depletion of wells in progress commences upon transfer to property and equipment.

The assets' useful lives, and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Deferred Oil Exploration Costs

The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/Geophysical Survey and Exploration Contract (GSEC) area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the consolidated balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Nonfinancial Assets

The Group assesses at each balance sheet date whether there is an indication that noncurrent nonfinancial assets, which include property and equipment, investments in associates, deferred oil exploration costs and other noncurrent assets may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of comprehensive income in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of accumulated depletion, depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Capital Stock

Capital stock is measured at par value for all shares issued. When the Group issues more than one class of stock, a separate account is maintained for each class of stock and the number of shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration is recognized in paid-in capital in excess of par.

Retained Earnings (Deficit)

Retained earnings (deficit) represent the cumulative balance of net income (loss), dividend distributions, prior period adjustments, effects of changes in accounting policy and other capital adjustments.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Petroleum revenue

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest income is recognized as the interest accrues taking into account the effective yield on the asset.

Dividend income

Dividend income is recognized when the right to receive the payment is established.

Costs and Expenses Recognition

Costs and expenses are recognized in profit or loss when a decrease in future economic benefit related to a decrease in an asset or an increase of a liability has arisen that can be measured reliably. Costs and expenses are recognized in the consolidated statement of comprehensive income in the period in which they are incurred.

Borrowing Costs

Borrowing costs generally are recognized as expense in the consolidated statement of comprehensive income when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Retirement Benefits Costs

Retirement benefits costs are actuarially determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Upon introduction of a new plan or improvement of an existing plan, past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service cost is immediately expensed. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the present value of defined benefits obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Retirement benefits liability is the aggregate of the present value of the defined benefits obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. If there is no change or there is an increase in the present value of economic benefits, the entire net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the asset is measured with the aggregate of cumulative unrecognized net actuarial losses and past service cost at the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or there is a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date whether the fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a) there is a change in contractual terms, other than a renewal or extension of the arrangement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or
(d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease income are recognized in the consolidated statement of comprehensive income on a straight line basis over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred tax

Deferred tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, and carryforward benefits of unused tax credits from excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) [excess MCIT], and unused tax losses from net operating loss carryover (NOLCO), to the extent that it is probable that sufficient future taxable profits will be available against which the deductible temporary differences, excess MCIT and NOLCO can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that sufficient future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions and Contingencies

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to passage of time is recognized as an interest expense.

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Basic/Diluted Earnings Per Share
Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares issued and outstanding during the year after giving retroactive effect to stock dividends declared and stock rights exercised during the year, if any.

Diluted earnings per share is computed by dividing net income for the year (after deducting interest on convertible preferred shares) by the weighted average number of shares issued and outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all dilutive potential common shares into common shares.

As of December 31, 2008, the Group has potential dilutive common shares from its stock rights offering and no potential dilutive common shares in 2009 and 2007.

Foreign Currency Transactions and Translations
Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are translated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of comprehensive income.

Segment Reporting
Currently, the Group has only one business segment. The Group is primarily involved in oil exploration and production. Revenue generated consists mainly of revenue from petroleum operations. The Group has no geographical segments.

Management monitors the operating results of its business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating income or loss in the consolidated financial statements. Group financing, excluding interest income and expense, and income taxes are managed on a group basis and are not allocated to operating segments.

Events After the Balance Sheet Date
Events after the balance sheet date that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Events after the balance sheet date that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

3. Significant Judgments, Accounting Estimates and Assumptions

The preparation of the consolidated financial statements in accordance with PFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenses during the year. The judgments, estimates and assumptions used in the preparation of the consolidated financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the consolidated financial statements. Future events may occur which can cause the assumptions used in arriving at those judgments and estimates to change. The effects will be reflected in the consolidated financial statements as they become reasonably determined.

Judgments
In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of functional currency
The Parent Company, based on the relevant economic substance of the underlying circumstances, has its functional currency determined to be the Peso. It is the currency of the primary economic environment in which the Parent Company operates.

Classification of financial instruments
The Group classifies a financial instrument, or its components, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated balance sheet. The classification of financial assets and financial liabilities of the Group are presented in Note 20.

Classification of leases
The Group has entered into commercial property leases where it has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases. The Group's rent income is included in "Other income" in the consolidated statements of comprehensive income.

Estimates and Assumptions
The key assumptions concerning the future and other key sources of estimation as of balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting year are discussed below:

Impairment of loans and receivables
The Group assesses on a regular basis if there is objective evidence of impairment of loans and receivables. The amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. The Group uses individual impairment assessment on its loans and receivables. The Group did not assess its loans and receivables for collective impairment due to the few counterparties which can be specifically identified. The amount of loss is recognized in the consolidated statement of comprehensive income with a corresponding reduction in the carrying value of the loans and receivables through an allowance account.

Total carrying value of loans and receivables amounted to ₱223.0 million and ₱105.8 million as of December 31, 2009 and 2008, respectively (see Notes 20 and 21). Allowance for impairment on these financial assets amounted to ₱12.7 million as of December 31, 2009 and 2008 (see Notes 5 and 21).

Measurement of market value of crude oil inventory
The market value of crude oil inventory is based on the average Dubai price net of applicable discount or including applicable premium which also represents an active market for the product. As of December 31, 2009 and 2008, the crude oil inventory amounted to ₱40.5 million and ₱1.6 million, respectively.

Determination of fair value of financial instruments
The Group carries certain financial assets and financial liabilities at fair value, which requires use of accounting estimates and judgment. Significant components of fair value measurement were determined using verifiable objective evidence (i.e., interest rate, volatility rates). However, the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any change in the fair value of these financial assets and financial liabilities would affect the consolidated statement of comprehensive income and consolidated statement of changes in equity.

The carrying values and the fair values of financial assets and financial liabilities as of December 31, 2009 and 2008 are disclosed in Note 20.

Impairment of AFS financial assets
Quoted shares - at fair value
An impairment loss arises with respect to AFS financial assets when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Group evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Group expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Group's investments.

Unquoted shares - at cost
Management believes that while the range of reasonable fair value estimates is significant, the probabilities of the various estimates cannot be reasonably assessed given the unquoted nature of equity investments. As a result, the Group carries unquoted AFS financial assets at cost, less any impairment in value.

The carrying amount of AFS financial assets amounted to ₱110.6 million and ₱51.0 million as of December 31, 2009 and 2008, respectively. No impairment losses were recognized in 2009, 2008 and 2007 (see Notes 9, 20 and 21).

Estimation of proven oil reserves
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

There has been no significant change in estimated recoverable reserves from December 31, 2003 to December 31, 2009.

Estimation of useful lives of property and equipment
The Group estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above.

As of December 31, 2009 and 2008, the net book values of property and equipment amounted to ₱292.2 million and ₱297.1 million, respectively (see Note 7).

Impairment of nonfinancial assets
Property and equipment, investments in associates and other noncurrent assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of use of the acquired assets or the strategy for overall business; and
- Significant negative industry or economic trends.

An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment losses were recognized in 2009 and 2008. In 2007, the Parent Company recognized impairment loss on the goodwill related to the acquisition of PGO as a subsidiary which amounted to ₱0.7 million.

Impairment and write-off of deferred oil exploration costs
The Group assesses impairment on deferred oil exploration costs when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. Until the Group has sufficient data to determine technical feasibility and commercial viability, deferred oil exploration costs need not be assessed for impairment. Facts and circumstances that would require an impairment assessment as set forth in PFRS 6, *Exploration for Evaluation of Mineral Resources*, are as follows:

- The period for which the Group has the right to explore in the specific area has expired or will expire in the near future, and is not expected to be renewed;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
- Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed in full from successful development or by sale.

The carrying value of deferred oil exploration costs amounted to ₱823.7 million and ₱821.2 million as of December 31, 2009 and 2008, respectively. Allowance for unrecoverable deferred oil exploration costs amounted to ₱41.6 million as of December 31, 2009 and 2008. No impairment loss was recognized in 2009, 2008 and 2007 (see Notes 6 and 10).

Retirement benefits costs
The cost of defined benefit retirement plans and other benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, investment yield and future salary increases, among others.

While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Group's retirement obligations. The Group recognized retirement benefits costs amounting to ₱6.9 million in 2009, ₱3.7 million in 2008 and ₱3.4 million in 2007, and related retirement benefits asset amounted to ₱0.9 million as of December 31, 2009 and related retirement benefits liability amounted to ₱7.2 million as of December 31, 2008 (see Note 18).

Recognition of deferred tax assets
The Group reviews deferred tax assets at each balance sheet date and adjust to the extent that it is probable that sufficient future taxable profits will be available to allow all or part of the deferred tax assets to be utilized. As of December 31, 2009, deferred tax asset on NOLCO amounting to ₱2.3 million was recognized to the extent of deferred tax liability representing tax effect on unearned crude oil revenue amounting to ₱7.2 million and unrealized foreign exchange gain amounting to ₱0.6 million (see Note 19).

As of December 31, 2009 and 2008, the unrecognized deferred tax assets amounted to ₱24.3 million and ₱26.5 million, respectively (see Note 19).

4. Cash and Cash Equivalents

	2009	2008
Cash on hand and in banks	**₱56,084,831**	₱980,828
Short-term investments	**46,104,000**	–
	₱102,188,831	₱980,828

Cash in banks earn interest at respective bank deposit rates. Short-term investments are made for varying periods of up to three months depending on the immediate cash requirements of the Parent Company, and earn interest at the respective short-term investment rates.

5. **Receivables**

	2009	2008
Accounts with contract operators (see Note 6)	**₱72,318,328**	₱35,015,455
Advances to related companies (see Note 15)	**25,488,607**	25,464,610
Accrued interest (see Note 15)	**22,210,578**	22,234,743
Accounts with partners (see Note 6)	**2,023,483**	761,259
Advances to officers and employees	**1,652,474**	1,081,779
Receivable from Nido Petroleum	-	27,232,131
Dividends	-	2,250,000
Others	**9,793,272**	3,545,693
	133,486,742	117,585,670
Less allowance for impairment losses	**12,719,957**	12,719,957
	₱120,766,785	₱104,865,713

Accounts with contract operators represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Parent Company's share in exploration, development and production expenditures relating to SC 14 (see Notes 6 and 10).

Accrued interest represents interest from advances to related companies (see Note 15).

Accounts with partners represent the Parent Company's share in the exploration, development and production expenditures in the SCs and GSECs advanced by the Parent Company, net of cash contributions (see Note 10).

Receivable from Nido Petroleum represents the sum of $0.6 million (or ₱27.2 million) from the deed of settlement dated July 18, 2008 with Nido Petroleum for the costs of the three-dimensional (3D) seismic survey covering SC 14 and SC 6B, which were not validated by Department of Energy (DOE) for cost recovery purposes conducted by Nido Petroleum, and which were previously paid by the Parent Company. The full amount was collected in 2009.

Dividends receivable represents the Parent Company's share in the property dividends declared by PentaCapital Holdings, Inc. (Penta Holdings). In 2009, the Parent Company transferred the said property dividends to AFS financial assets (see Note 9).

The allowance for impairment losses pertain to advances to related parties, accrued interest and other receivables. In 2009 and 2008, there were no additional provisions nor write-off and reversal recognized. The impaired receivables were specifically identified as of December 31, 2009 and 2008 (see Note 21).

6. **Interest in Jointly Controlled Assets**

The Group's interest in the jointly controlled assets in the various SCs and GSECs, and any liabilities incurred jointly with the other venturers, as well as the related revenue and expenses of the venture, which are included in the consolidated financial statements, are as follows:

	2009	2008
Current assets:		
Receivables (see Note 5):		
Accounts with contract operators	**₱72,318,328**	₱35,015,455
Accounts with partners	**2,023,483**	761,259
	74,341,811	35,776,714
Noncurrent assets:		
Property and equipment (see Note 7):		
Wells, platforms and other facilities	**591,788,747**	584,607,430
Less accumulated depletion	**(304,043,392)**	(293,714,316)
	287,745,355	290,893,114
Deferred oil exploration costs (see Note 10)	**823,734,492**	821,218,862
	1,111,479,847	1,112,111,976
	₱1,185,821,658	₱1,147,888,690
Current liability - Accounts with partners (see Note 12)	**₱5,151,086**	₱5,151,086

	2009	2008	2007
Revenue			
Share in petroleum revenue (see Note 10)	₱328,779,723	₱133,367,423	₱168,952,006
Other income			
Foreign exchange gains - net	395,477	1,078,415	512,085
	329,175,200	134,445,838	169,464,091
Costs of petroleum operations:			
Share in costs and operating expenses (see Notes 10 and 16)	163,008,806	85,056,688	121,415,322
Depletion (see Note 7)	10,329,076	435,172	794,531
	173,337,882	85,491,860	122,209,853
	₱155,837,318	₱48,953,978	₱47,254,238

7. **Property and Equipment**

As of December 31, 2009:

	Wells, Platforms and Other Facilities						
	SC 14 Block D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B, B - 1 and C	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Cost							
Beginning of year	₱299,840,413	₱284,767,017	₱584,607,430	₱5,425,001	₱10,277,196	₱11,512,534	₱611,822,161
Additions	–	7,181,317	7,181,317	112,000	–	178,982	7,472,299
Reclassifications	(36,132,916)	36,132,916	–	3,234,961	902,000	–	4,136,961
End of year	263,707,497	328,081,250	591,788,747	8,771,962	11,179,196	11,691,516	623,431,421
Accumulated Depletion, Depreciation and Amortization							
Beginning of year	12,285,641	281,428,675	293,714,316	5,299,308	4,766,545	10,943,976	314,724,145
Depletion, depreciation and amortization expense for the year	–	10,329,076	10,329,076	31,481	2,085,503	401,442	12,847,502
Reclassifications	–	–	–	3,053,200	601,336	–	3,654,536
End of year	12,285,641	291,757,751	304,043,392	8,383,989	7,453,384	11,345,418	331,226,183
Net Book Values	₱251,421,856	₱36,323,499	₱287,745,355	₱387,973	₱3,725,812	₱346,098	₱292,205,238

As of December 31, 2008:

	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Cost							
Beginning of year	₱299,099,245	₱284,767,017	₱583,866,262	₱5,425,001	₱10,277,196	₱11,276,999	₱610,845,458
Additions	741,168	–	741,168	–	–	235,535	976,703
End of year	299,840,413	284,767,017	584,607,430	5,425,001	10,277,196	11,512,534	611,822,161
Accumulated Depletion, Depreciation and Amortization							
Beginning of year	12,285,641	280,993,503	293,279,144	5,297,974	2,711,106	10,362,776	311,651,000
Depletion, depreciation and amortization expense for the year	–	435,172	435,172	1,334	2,055,439	581,200	3,073,145
End of year	12,285,641	281,428,675	293,714,316	5,299,308	4,766,545	10,943,976	314,724,145
Net Book Values	₱287,554,772	₱3,338,342	₱290,893,114	₱125,693	₱5,510,651	₱568,558	₱297,098,016

The depletion expense related to petroleum operations amounted to ₱10.3 million, ₱0.4 million and ₱0.8 million in 2009, 2008 and 2007, respectively, while total depreciation expense related to general and administrative expenses amounted to ₱2.5 million, ₱2.6 million and ₱2.9 million in 2009, 2008 and 2007, respectively.

The Parent Company's condominium unit and parking slots are collateralized to secure its loan with United Coconut Planters Bank (UCPB) outstanding as of December 31, 2008 (see Note 11).

8. **Investments in Associates**

The Parent Company's associates are PentaCapital Investments Corporation (PentaCapital) and Penta Holdings, companies incorporated in the Philippines, where the Parent Company holds 40.00% and 13.76% ownership interest, respectively. PentaCapital also has 29.54% ownership interest in Penta Holdings, making the Parent Company's effective ownership to Penta Holdings at 25.58%.

The details of investments in associates carried under the equity method follow:

	2009	2008
Acquisition costs	**₱188,648,939**	₱188,648,939
Accumulated equity in net earnings:		
Beginning of year	**31,205,009**	22,968,147
Equity in net earnings for the year	**9,341,596**	10,236,862
Dividends	**(2,000,000)**	(2,000,000)
End of year	**38,546,605**	31,205,009
	₱227,195,544	₱219,853,948

Following are the summarized financial information of PentaCapital and Penta Holdings as of and for the years ended December 31, 2009 and 2008 (in thousands):

	2009		2008	
	Penta Capital	**Penta Holdings**	Penta Capital (Restated)	Penta Holdings
Total current assets	**₱259,411**	**₱74,994**	₱223,156	₱33,631
Total noncurrent assets	**326,710**	**442,846**	330,011	470,525
Total current liabilities	**76,492**	**103,601**	62,603	105,271
Total noncurrent liabilities	**3,567**	**-**	3,567	-
Revenue	**91,758**	**64,739**	99,393	48,787
Costs and expenses	**63,075**	**46,198**	64,979	33,962
Total comprehensive income	**24,064**	**11,367**	19,062	7,688

The financial statements of the associates are prepared for the same reporting year as the Parent Company.

The December 31, 2008 financial statements of PentaCapital were restated to reflect the recognized unrealized losses on the fair value decline of the reclassified equity securities amounting to ₱2.95 million as part of profit or loss in 2008 and the income tax expense amounting to ₱4.85 million that should have been charged to profit or loss in 2007, the effects to the equity in net earnings of which are not material and was taken up in the 2009 consolidated financial statements.

9. **AFS Financial Assets**

	2009	2008
Quoted shares - at fair value	**₱97,464,288**	₱40,094,902
Unquoted shares - at cost	**13,127,340**	10,877,340
	₱110,591,628	₱50,972,242

In 2009, the Parent Company acquired additional investments in quoted shares amounting to ₱5.7 million. Also, the Parent Company recognized its property dividends receivable amounting to ₱2.3 million as unquoted shares.

In 2007, the Parent Company sold various AFS financial assets at various dates, with a total cost of ₱57.8 million and a gain on sale of ₱0.9 million was recognized in the 2007 consolidated statements of comprehensive income.

The following table illustrates the movement of the "Net unrealized loss on decline in value of AFS financial assets":

	2009	2008
Beginning of year	**₱163,032,906**	₱87,875,938
Changes in fair value of AFS financial assets during the year	**(51,656,907)**	75,156,968
Realization of fair value adjustment through sale	**2,254**	–
End of year	**₱111,378,253**	₱163,032,906

AFS financial assets in unquoted shares of stock are carried at cost as the fair value bases (i.e., quoted market prices) are not readily available nor is there an alternative basis of deriving a reasonable valuation as of the balance sheet date.

A portion of the AFS financial assets representing investments in Atlas Consolidated Mining and Development Corporation (ACMDC) is collateralized to secure the Parent Company's loan to UCPB outstanding as of December 31, 2008 (see Note 11).

10. Deferred Oil Exploration Costs

The full recovery of the deferred oil exploration costs incurred in connection with the Group's participation in the acquisition and exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

The following table illustrates the movements in the deferred oil exploration costs account:

	2009	2008
Cost		
Beginning of year	**₱862,830,536**	₱860,073,646
Additions	**2,515,630**	2,756,890
End of year	**865,346,166**	862,830,536
Less allowance for unrecoverable deferred oil exploration costs	**41,611,674**	41,611,674
	₱823,734,492	₱821,218,862

Under the SCs entered into with the DOE covering certain petroleum contract areas in various locations in the Philippines, the participating oil companies (collectively known as Contractors) are obliged to provide, at their sole risk, the services, technology and financing necessary in the performance of their obligations under these contracts. The Contractors are also obliged to spend specified amounts indicated in the contract in direct proportion to their work obligations.

However, if the Contractors fail to comply with their work obligations, they shall pay the government the amount they should have spent in direct proportion to their work obligations. The Contractors have Operating Agreements among themselves which govern their rights and obligations under these contracts.

The Group, together with other participants (collectively referred to as the "Contractor"), entered into several SCs and GSECs with the Philippine Government, through the DOE, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Parent Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc, North Matinloc and Galoc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Parent Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Receivable", "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets.

The Parent Company's participating interests in the different SCs as of December 31, 2009, 2008 and 2007 are as follows:

	Participating Interest (in percentage)		
Area	2009	2008	2007
SC 6 (Northwest Palawan)			
Block A (Octon)	**44.43000**	44.43000	44.43000
Block B (Bonita)	**21.87500**	21.87500	21.87500
Cadlao Block	–*	–*	–*

(Forward)

Area	Participating Interest (in percentage)		
	2009	2008	2007
SC 14 (Northwest Palawan)			
Block A (Nido)	**26.10600**	26.10600	26.10600
Block B (Matinloc)	**41.60800**	41.60800	41.60800
Block B-1 (North Matinloc)	**33.11100**	33.11100	33.11100
Block C-1 (Galoc)	**7.21495**	7.01750	7.01750
Block C-2 (West Linapacan)	**7.01750**	7.01750	28.07000
Block D (Retention Block)	**33.75100**	33.75100	33.75100
Tara Block	**22.50000**	22.50000	22.50000
SC 41 (Sulu Sea)	**3.39800**	3.39800	3.39800
SC 53 (Onshore Mindoro)	**22.00000**	22.00000	22.00000
SWAN Block (Northwest Palawan)	**32.97500**	32.97500	32.97500

** Carried cost interest with revenue interest of 1.6500%*

Assignment of PGO's participating interest to the Parent Company
On August 14, 2007, PGO assigned its participating interest, except participating interest in SC 6 Block B and SC 14 Tara Block, to the Parent Company by executing a Deed of Assignment and Assumption.

The details of the assigned participating interest are as follows:

Area	Participating Interest (in percentage)	Carried Interest (in percentage)
SC 6 Block A (Octon)	1.10000	2.50000
SC 14		
Block B-1 (North Matinloc)	15.26100	-
Block C-1 (Galoc)	0.62050	-
Block C-2 (West Linapacan)	2.48200	-

SC 6 BLOCK A

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities design for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon-Galoc development.

In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

In March 2007, the farm-in agreement was signed by all the partners of the consortium and subsequently submitted the same to DOE for approval. Furthermore, during second quarter of 2007, the consortium drafted a new Joint Operating Agreement (JOA) which replaced the old SC6A JOA and a side agreement or Carried Interest Agreement. On September 25, 2007, DOE approved the farm-in proposal of Vitol GPC Investments S.A. (Vitol GPC). Towards the end of 2007, Vitol GPC formed a team of geoscientists and engineers tasked to evaluate the viability of the Octon area in conjunction with the Galoc Field as well as the potential of the Northern Block.

In a meeting held in Singapore last November 2007 to update the consortium on the ongoing geophysical and geological studies, Vitol focused on two main areas, the Barselisa and the Octon area. In the north, Barselisa is seen as the primary prospect that they felt warranted further additional work. The shallow prospects on the Malajon-Saddle Rock trend were downgraded because of trapping and seal risks.

In the southern Octon area, Vitol identified a series of small culminations in the vicinity of Octon which could add value in case of a development. The prospectivity of the southern closure of the Octon structure was also upgraded by the seismic evaluation. A potential for a stratigraphic play pinching out against Gintu High was also identified.

Vitol has asked the Parent Company to retrieve the original processed 3D data from Western Geco in order to facilitate the upgrading of the two areas prior to the end of the evaluation period in March 2008.

Upon receipt of the full seismic data set from Western Geco, Vitol GPC embarked on an in-depth evaluation of the Octon-Galoc area and the northern sector of the block, particularly the Barselisa Prospect. These evaluation studies comprise the activity for Study Phase 3 of the Farm-in Agreement. Study Phase 1 generally was database generation while Phase 2 involved seismic evaluation and generation/validation of prospects and leads. Vitol GPC completed their 3-phase review in September 2008. They concluded that there is limited potential observed in the block outside of Octon North, while the other identified major prospects are considered high risk.

Computed reserves figure for Octon makes it a marginal, yet developable field. As such, Vitol GPC's envisaged future programs for Octon are geared towards development of the field being tied-back to the Galoc Field.

In October 2008, Vitol GPC issued the Project Execution Plan (PEP) for Octon development and together with the Work Program and Budget. Part of the plan is Vitol GPC's commitment to carry out a significant work program for 2009 and 2010 consisting of pre-sanction activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Development.

Long before the expiration of the initial 25-year term of SC 6A on February 28, 2009, TPC formally submitted the extension request to the DOE. Negotiations with regard to the extension request were still ongoing in late 2008, but the DOE had already indicated granting the extension on the merit of the submitted future work program for the block.

The Octon Block Consortium adopted the work program submitted by the Technical Advisor Vitol GPC in late 2008 as the consortium's work commitment which the SC 6A partnership used as its commitment during negotiations with the DOE for the 15-year extension of the production term of SC6A. The work program consisted of various activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Field Development. In a June 2009 letter, the DOE approved the extension of the production term of the Octon Block. The 15-year extension shall be for a series of three five-year terms, subject to compliance with certain conditions such as yearly submission of work program and budget, and payment of technical assistance and training fund to the DOE. The term extension is reckoned from March 1, 2009.

Since the commerciality of the Octon Field depends on it being tied up to the Galoc development, the realization of which had already been delayed by the frequent operations downtime in the Galoc field, GPC proposed and was granted approval by the consortium to re-process some 75 square-kilometers of 3D seismic data in the Octon area in conjunction with the re-processing of Galoc 3D data as part of the Galoc Phase 2 evaluation activities. Geophysical contractor CGGVeritas completed the pre-stack time migration phase last August 2009, while the pre-stack depth migration was completed towards the end of the year. Initial results from the ongoing re-evaluation of the re-processed data indicate a much improved image of the Octon reservoir. Vitol GPC is also rebuilding their models in the light of the positive results of the Octon seismic reprocessing. This program now forms the bulk of GPC's revised work program for 2010, possibly extending to 2011.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended as of December 31, 2009.

During 2nd quarter of 2007, VenturOil Philippines, Inc. (VenturOil), in partnership with the Australia-based Blade Petroleum Philippines, Inc. (Blade), extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita block. The Parent Company, as operator of the block, started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade/VenturOil a three-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita block, the Blade/VenturOil's studies also cover the Tara, Libro, North Matinloc and Block D-Retention Block, all under SC 14.

In August 2008, VenturOil proposed a Work Program and Budget (WPB) which form the basis for their due diligence during their extended option exclusivity period ending March 2009. Their proposal included geological and geophysical studies, and reservoir evaluation. The Bonita Consortium agreed during the September 2008 partners' meeting to adopt this proposed WPB as the consortium's commitment and justification for the final 15-year extension of the contract term. In March 2009, the negotiations for the extension between the DOE and the Parent Company are still in process.

An extension was granted by the Bonita Block consortium until September 2009 in order for VenturOil to complete their original and amended work program with the end view of submitting a drilling prognosis and program for the different areas that they are farming into, including the Bonita Block.

Similar to the SC 6A Octon Block, TPC had a series of negotiations with the DOE during the first quarter of 2009 for the extension of the production term of SC 6B - Bonita Block contract which expired on February 28, 2009. In support of the request, TPC submitted VenturOil's proposed work program as the Bonita Consortium's commitment. In June 2009, the DOE granted the extension of the production term of the contract on similar terms and conditions as that of the SC 6A extension and likewise reckoned from March 1, 2009.

In October 2009, the Bonita Block Consortium informed VenturOil that they no longer have the right to the option on the block and that VenturOil should be recognized first by the DOE as a qualified service contractor should they pursue negotiations for farm-in into the block.

SC 6 - CADLAO BLOCK

Blade/VenturOil had bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block in 2007. Blade and VenturOil have had protracted talks with Oriental Petroleum and Minerals Corporation (OPMC) to move the reactivation of the Cadlao Field forward. On July 18, 2008, Blade became the sole contractor for the Cadlao Block when they finally bought out OPMC's interests. As the new operator, Blade requested for and was granted the final extension of the Cadlao Block in September 2008, with the reactivation of Cadlao Field as justification for the extension request. Blade had been studying the possibility of re-activating the field which last produced in 1991. The Parent Company owns a 1.65% carried interest in the Cadlao Field.

In 2008, Blade submitted to the DOE their preliminary Plan of Development (POD) for the Cadlao Field. With the POD, Blade committed to re-activate the Cadlao Field, via two new production wells at a target total project cost of $100 million.

During the early part of 2009, Blade and the DOE had a series of negotiations for the finalization and acceptance of the POD. The POD was finally approved by the DOE on June 17, 2009.

While these developments were taking place, TPC and Blade also negotiated for the latter's purchase of TPC's revenue interest share in the Cadlao Field. Up to the end of 2009, negotiations did not materialize as both parties failed to agree on the acceptable terms and conditions of the purchase.

SC 14

The contract areas covered by SC 14 are situated offshore northwest of Palawan Island. Until April 2004, SC 14 was under the operatorship of Alcorn Production Philippines, Inc. (APPI). Blocks A and B of SC 14 are currently in production stage.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., APPI, and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum and Minerals, Inc. (BPMI), OPMC, Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty. Ltd., Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil Energy Development Corp. (Trans-Asia) and the TPC (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the effective date; and (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members. APPI was the operator of SC14 until June 30, 2004. As a result of the assignment, TPC together with OPMC and BPMI became the joint operators of SC 6 and 14 designating TPC as the lead operator starting July 1, 2004.

Beginning March 2004, TPC together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Block C of SC 14.

TPC, as the lead operator, implemented a number of projects aimed at mitigating operational hazards at the fields which included repair works on platform decks and pipelines, upgrading of the fire deluge systems at the Matinloc and Nido platforms and routine inspection of the shallow subsea sections of the production facilities, as well as assessing the impact of field operations on the marine environment. The operator likewise installed a new three-phase pump system that sustained production level from the Nido B wells.

Production from the North Matinloc Field started with a trial flow from the North Matinloc-2 well using different choke sizes on February 23 to 26, 2009. At a wellhead pressure of 290 psi, the well was closed after producing about 1,000 barrels during the test flow run. The North Matinloc-2 well resumed its steady state production on April 14, 2009 at a higher wellhead pressure of 420 psi. The modest production from North Matinloc-2 augmented production from the Matinloc Field to satisfy the cargo volume requirement of buyer Pilipinas Shell.

The consortium completed a total of 11 shipments from the three fields in 2009, mainly with Pilipinas Shell. The yearly crude oil sales agreement with Pilipinas Shell, which expired in January 2010 was eventually renewed in February 2010. The consortium is also considering negotiating with other buyers especially when Pilipinas Shell's schedule does not allow timely accommodation of SC 14 crude oil production.

With regards to the Tara Block and SC 14 D - Retention Block, these two areas are still under evaluation by VenturOil since 2008 as part of their due diligence leading to possible farm-in. The Tara field is currently shut-in while there is no producing field within the SC 14 D - Retention Block.

SC 14 C-1 Galoc Block

In September 2004, the Parent Company, together with other SC 14 Consortium members, entered into a farm-in agreement with a UK-based and an Australian-based company (collectively, the Farminees) to farm-in to the Galoc Field in Block C of SC 14. The Agreement provides for, among others, the designation of the Farminees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the Galoc Production Company (GPC) was formed as the special-purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new JOA that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement that defined the distribution to all parties of the revenues from the Galoc field production, was also approved and signed in 2006.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

During the first quarter of 2007, GPC continued with their preparations for the Galoc development drilling program scheduled for the third quarter of 2007. GPC was finalizing contracts for the installation of subsea equipment. Fabrication of the mooring-riser system and process equipment were ongoing during the first quarter of the year.

In preparation for the development drilling, GPC conducted comprehensive review, sampling and tests of existing Galoc and Octon core and rock samples. These studies were aimed at minimizing hazards in drilling and optimizing the overall chances of success in the drilling of the wells.

The drilling rig "Energy Searcher" arrived at the Galoc location on October 4, 2007. GPC immediately drilled the top holes of the Galoc-3 (G3) and Galoc-4 (G4) production wells. As planned, a Pilot Hole from the G4 location was also drilled and this confirmed both reservoir properties and presence of hydrocarbons in the southern sector of the Galoc field as anticipated in the approved POD.

GPC entered into a Crude Agency Agreement with Vitol Asia Pte. Ltd. for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including the Parent Company.

With the completion of the drilling of the G3 sidetrack-1 and G4 wells in early January 2008, the consortium concluded the drilling activities associated with Galoc Phase 1 Development. The rig remained in the location for the installation of the subsea trees and completion and flow cleaning of the wells. Both the G3 Sidetrack-1 and the G4 wells flowed oil to the surface at better than expected rates. The clean up flow confirmed both well and completion integrity and their ability to flow to the surface. Immediately after the clean-up, GPC commenced the installation of subsea facilities and the mooring and riser system (MRS) for the storage vessel using the construction vessel "Lewek Champion". The installation was completed on March 29, 2008.

The Floating Production and Storage Offloading (FPSO) vessel "Rubicon Intrepid" arrived at the Galoc Site on May 11, 2008, but actual hook-up commenced on May 21, 2008 but had to be discontinued due to adverse weather. A survey of the laid down MRS revealed significant damage to at least 3 sections of the equipment which needed replacement. GPC likewise discovered leaks in the lower riser package that also needed repair. The operator immediately commenced repair works on the damaged sections and the entire procedure extended throughout September 2008. Repairs and re-installation of the MRS was completed on October 3, 2008.

The Galoc Field finally commenced production on October 9, 2008, initially with the G3. The other well, G4, was opened on October 13, 2008 at controlled choke openings for clean-up flow. As of December 21, 2008, the G3 and G4 are still under Extended Production Testing (EPT) period, revenue arising from G3 and G4 will be reported after the EPT period, which ended on June 19, 2009.

In December 2008, block operator GPC conducted an emergency disconnection of the FPSO from the MRS which was damaged as a result of the disconnection and laying down of the MRS on the seabed, brought about by the adverse weather conditions at the time. Severe weather condition persisted for about a month. Repair on the subsea facilities commenced in mid-January 2009. GPC took advantage of the temporary shutdown of the field to propose, design and install a Hold Back Mooring System (HBMS) on the FPSO as an additional measure to counter the difficulties in maintaining position and to moderate the effects of disconnection to facilities and operations.

The installation of the HBMS and the repair works and modifications to the existing MRS were completed on the 4th week of February 2009. The field finally started producing again on February 25, 2009 at an initial stabilized rate of 17,200 barrels of oil per day. However, inclement weather persisted during most of the middle part of the year which prompted the operator to carry out disconnection of the FPSO and the MRS on different occasions, resulting in major operational glitches and operational downtime. Overall, the Galoc Field had a 64% production uptime since it started producing in October 2008 until end of 2009. During this period, the field produced a total of 3,578,650 barrels. By the end of 2009, the field was producing at a rate of 10,350 barrels per day.

In 2009, the 182-day EPT for the Galoc Field ended. The EPT was granted by the DOE in August 2006 to allow GPC to fully assess the viability of long term production from the field. The gathered data from the EPT period proved sufficient for this goal, thus the EPT was terminated on June 19, 2009 and commerciality of the field declared on June 22, 2009 with effectivity on June 19, 2009.

TPC's interest in Galoc has increased from 7.01750% to 7.21495% effective June 30, 2009 following the execution of the sale by Petro Energy Resources Corp. and Alcorn Gold Resources Corporation of their respective equities in the Galoc Block.

As of February 2010, GPC have completed twelve (12) crude oil shipments involving approximately 3,897,000 barrels. Galoc crude buyers included several foreign firms, as well as the state-owned Petron Corporation.

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC embarked on re-processing of 3D seismic data covering the Galoc and the adjacent Octon area in SC 6A. The results are expected to contribute to a better understanding of the Galoc structure and to identify locations for drilling new development wells. CGGVeritas in London, U.K. was contracted to the re-processing work which ran from March to December 2009. The resulting pre-stack time migration (PSTM) and pre-stack depth migration (PSDM) data volumes are currently being used in the ongoing evaluation of the Galoc Field.

An ongoing series of technical workshops among the Joint Venture partners aims to develop strategies for a second phase development of the Galoc Field. Focus is centered on confirmation of additional reserves and locating, design, drilling and completion of additional production wells to fully maximize the field's production potential. On the production facilities that will be put up, GPC initially had a few choices for the production vessel including retaining the existing FPSO. As of February 2010, when all options have been thoroughly evaluated, the Consortium is now left with the option of retaining the FPSO, but with major modification introduced to its MRS.

Timing for these further development activities is seen towards the second half of 2010 with a final investment decision expected to be made in May 2010.

SC 14 C-2 West Linapacan Block

In December 2006, Framework Capital Solutions Pte. Ltd. backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner Philippine National Oil Company - Exploration Corporation (PNOC-EC), whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

In January 2007, Pitkin Petroleum Limited (Pitkin) submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. The Parent Company was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed its intention to farm-in, the Parent Company also received expressions of interest from Singapore-based Pearl Energy Ltd. (Pearl Energy) and Yilgarn Gold Limited of Australia (Yilgarn) to evaluate the West Linapacan Block. Eventually, Yilgarn and Pearl Energy decided not to pursue their interest, while Pitkin submitted a revised farm-in proposal for the consortium's consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, Pitkin offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill one well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of one field up to commercial "first oil", again the conduct of which is at the discretion of Pitkin.

In a partners' meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the consortium asked for the reduction of the time frame for the farm-in program from Pitkin's six years to three years. The consortium also asked for a 50%-50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The consortium likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the plugging and abandonment of the existing wells, thus paving way for protracted negotiations.

Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately $80.0 million would be excluded from the farm-in. In effect Pitkin would only share in effectively $12.0 million of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".

The Pitkin farm-in agreement was signed in May 2008 and the same were submitted to the DOE in June 2008 for evaluation and approval. In late 2008, Pitkin started implementing some of its farm-in commitments in the West Linapacan Block and by February 2009 had completed the seismic re-processing by Western Geco. Other geophysical and geological (G & G) studies were completed, although delayed by a few months as per project timeline. These are the Seismic Reservoir Characterization Study including Seismic Inversion by Schlumberger which was completed in July 2009, the Sequence Stratigraphic Study and Petrophysics by Isis Petroleum Consultants in September 2009, and the Conceptual Engineering Study for the West Linapacan "A" field by OPE, Inc. towards the end of 2009. TPC is carried in all of these activities as well as in the drilling of a development well up to first oil.

Because of the unexpected delays in the completion of the G & G studies, Pitkin sought for an extension of its Phase 1 work commitments which expired in August 2009 as per the farm-in agreement. The West Linapacan Consortium granted the extension with the issuance of an executed amendment to the farm-in agreement such that the completion of the Phase 1 work shall be on or before June 30, 2010.

Based on the integrated results from the abovementioned technical studies, and using a wide range of evaluation techniques, Pitkin has developed a concept with which new well/s will be drilled, completed and produced. Since the West Linapacan Field is expected to be highly-fractured as confirmed from the previously drilled production wells, Pitkin is looking at drilling sub-horizontal section/s that will follow fracture trends that will yield optimum flow rates. The producing wellbore sections will use "smart completion" technologies enabling the isolation of sections where formation water breaks through. With regard to the production facilities, Pitkin proposes to put up a turret-mounted storage vessel with on-board processing facility which they presented to the partners for consideration during a January 2010 technical meeting. The consortium has asked the operator to continue to explore other cost-effective, technologically feasible development concepts for the field.

SC 41

In 2003, the SC 41 shallow and deep water areas (Block A and Block B, respectively) were unitized. The Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block.

In early 2005, Unocal withdrew from the service contract. The other partners namely, Sandakan Oil LLC, BHP Billiton and Trans Asia Oil & Energy Development Corp. have likewise withdrawn, leaving a small all-Filipino consortium. The continuing partners negotiated for a reduction in its Year 8 work commitment. Under Basic Energy Corporation (formerly Basic Consolidated Inc.), which was designated as the lead operator, the new consortium implemented a geological and geophysical program in lieu of a well commitment. As a result of the unitization and assignment, the Parent Company, which used to have a participating equity of 9.125% in Block A, now has a 3.398% participating interest in the entire contract area.

In early 2006, the consortium chose Tap Oil (Phils.), Ltd. (Tap Oil) over other candidate farminees Mitra Energy Ltd. and Pearl Energy Ltd. which are both based in Singapore, and Burgundy Global Exploration Corp., a local firm. Tap Oil offered to carry the farming out parties a full carry in the costs of a full 3D seismic acquisition program and in an option well.

Tap Oil's entry into the SC 41 was formalized on June 23, 2006, the date their farm-in became effective.

Tap Oil requested and was granted approval for an extension of Contract year 9 and Contract Year 10 as a result of delays in the implementation of the 3D seismic commitment. The survey was eventually carried out from May 7 to July 10, 2007 using M/V Voyager of CGG Veritas Services, acquiring for the consortium some 750 sq km of prime 3D data and 250 sq km of infill data. Data processing in Singapore was completed in December 2007. Salamander Energy (Phils.) Ltd. bankrolled the greater part of the seismic program as its commitment for the farm-in into SC41. Salamander and Tap Oil now hold 35% and 50% interest on the block, respectively, with the remaining interest being shared by the Filipino partners.

In early 2008, Tap Oil advised the partners of the possibility of drilling back-to-back wells starting mid-July. The Parent Company is carried only in the drilling of the first well.

In May 2008, Tap Oil presented for approval by the consortium the program and budgets for the Lumba Lumba-1 well alongside a potential second well which they might drill back to back. The Lumba Lumba-1 well was programmed to test multiple reservoir targets in a series of interpreted channel and fan complexes with a planned minimum total depth of 2,250 meters.

Tap Oil spudded the well on July 19, 2008 using the semi-submersible rig "TransOcean Legend", while drilling the top sections of the hole, the operator observed subsidence. Tap Oil decided to plug the well and moved the rig to a new location and spudded the Lumba Lumba-1A well on July 27, 2008.

Based on wireline logs and drilling returns, the Lumba Lumba-1A did not encounter reservoir quality formation as its two shallow primary objectives and as the wellbore conditions deteriorated, Tap Oil decided not to proceed to the deeper secondary objectives. The said well was eventually plugged and abandoned as a dry hole on August 20, 2008.

Tap Oil requested and was granted an extension of the term of SC 41 to undertake seismic data re-processing and inversion. Tap Oil aims to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of numerous prospects and in the selection of the next prospect for drilling. DownUnder Geosolutions Pty. Ltd. of Australia was contracted to perform the data processing work. In March 2009, the contractor has completed about 60% of the whole tasks which will also include seismic inversion, rock physics, and lithological/liquid analysis.

Following the unsuccessful drilling of the Lumba Lumba-1/1A well in 2008, Tap Oil proposed to undertake pre-stack data migration and inversion of their Alpine 3D seismic data in Sulu Sea. Tap Oil aimed to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of the numerous prospects in the block and is integral to the selection of the next prospect for drilling. They contracted the Australia-based geophysical contractor DownUnder Geosolutions to perform the re-processing and data inversion. The contractor completed the 3D seismic data re-processing and delivered the full inversion data volume and processing report in July 2009. For the rest of the year, they continued to work on the re-evaluation of the entire SC 41 block and have started to undertake a promotional campaign to invite potential new partners into the Sulu Sea block.

SC 53

GSEC 98, Onshore Mindoro Block expired on September 23, 2003. An extension was granted to the consortium to formalize farm-in negotiations with the Philippine National Oil Company - Exploration Development Corporation (PNOC-EDC). Other firms including Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam also expressed their interest in GSEC 98.

TPC negotiated its continued participation in the exploration of the block as a carried partner. Only Laxmi continued on with application for a new contract as PNOC-EDC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Parent Company and Laxmi both executed a Participation Agreement in August 2005 which was formally approved by the DOE in February 2006.

As block operator, Laxmi self-financed the conduct of geophysical studies which include, among others, geochemical sampling, and satellite imagery data interpretation. The initial results validated a lot of the prospects and leads previously identified in the Mindoro Block. These studies constituted the accomplishments of the consortium for the Sub-Phase 1 of the contract.

In June 2007, Laxmi indicated that they are withdrawing from the block and will use the requested two months extension on the decision deadline to proceed to Sub-Phase 2 to farm-out as its way of exiting SC 53.

Laxmi had invited Pitkin with whom they executed a farm-in agreement in September 2007. Pitkin offered to pay 100% of the seismic program costs of $3.0 million in exchange for Pitkin earning 70% interest and the operatorship of the block. The Pitkin farm-in agreement was submitted to DOE on September 2007 and was approved on June 11, 2008. In July 2008, Pitkin presented the programmed activities and budget for the block's First and Second Sub-Phases. The program consists of firm geological & geophysical commitments (seismic acquisition, processing and interpretation) and contingent tasks (additional onshore seismic and new offshore seismic surveys), among others.

A major component of the initial sub-phases work program of Pitkin is the Magneto-Telluric Survey by Phoenix MT which commenced on September 4, 2008. Twenty-six stations have been completed and work on the remaining stations will commence after the contractor completes its other work assignment in another area. Another major component of the Sub-Phase 1 work program, the 200 line-km onshore seismic survey, is scheduled to begin in April 2009. Pitkin is now finalizing evaluation of the technical bids of four seismic acquisition contractors.

During the first quarter of 2009, block Operator Pitkin continued with the interpretation of the acquired magneto-telluric partial data for the 68 stations covered by the survey, the results of which were incorporated in the design of the planned 2D seismic acquisition earlier set for April 2009. For the seismic survey, tenders were sent out as early as late 2008, the received bids were evaluated and a geophysical contractor, the Chinese geophysical contractor BGP Inc., was selected.

In April 2009, Pitkin requested for the extension of Sub-Phase 1 for Pitkin to acquire its onshore seismic commitment for SC 53. In response to Pitkin's request, the DOE merged the first 2 sub-phases to form a new Sub-Phase 1 (July 2005 to March 2011) with the work commitment of minimum 200 line-km 2D seismic acquisition and drilling of one well. The new Sub-Phase 2 will be for the period March 2011 to July 2012 with a commitment to drill 2 wells. The DOE likewise increased the Onshore Mindoro Block area from 600,000 hectares to 734,000 hectares.

Pitkin's seismic acquisition program which was originally scheduled to commence in April was deferred to November 2009 when weather conditions are more favorable for onshore seismic acquisition. Actual recording started at the San Jose Area in late November 2009 and as of February 21, 2010, BGP Inc. had acquired 95.45 line-kilometers which translate to 47.47% of the programmed 200.85 line-kilometers.

SWAN Block

Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area, the consortium initiated the conversion of the GSEC application into a full service contract application. However, the DOE granted instead new service contracts that both partially covered the area being applied for. PNOC-EC's SC 57 and SC 58 were awarded in September 2005 and January 2006, respectively.

In January 2007, the Parent Company explored the possibility of including the SWAN Consortium in both the new contracts through a letter to PNOC-EC. Under the proposed participation set-up, the Parent Company will get 15% carried interest in each of SCs 57 and 58. In exchange, the Parent Company will assign to PNOC-EC 5% participating interest in SC 14 - West Linapacan Block.

PNOC-EC agreed in principle to the proposal and asked and have been granted ample time to conduct due diligence to evaluate the merits of the proposed interest swap. For the rest of 2007, they continued with their review of the offer. As of December 2008, however, TPC has not received any firm indication of PNOC-EC's response.

In November 2009, PNOC-EC advised TPC that their technical and legal groups continue to evaluate the relevant data that TPC had provided PNOC-EC to assess the block's potential and the merit of TPC's proposed participation in SC 57 and SC 58 blocks.

SW Palawan

The application for a new GSEC, which was earlier submitted by an all-Filipino consortium led by operator Trans-Asia & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bidded over the area. This application was supposed to replace the expired GSEC 64, which counted among its members, Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including Trans-Asia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, TPC no longer sees any technical justification to participate in any exploration activity in the area. In 2005, TPC made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.1 million.

GSEC 75

TPC has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC had signed a farm-in agreement with the PNOC-EDC, the then operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROGC did not push through. As such, the Option Agreement between the ROGC and TPC did not materialize. In 2004, TPC fully provided a provision for probable losses on the deferred exploration costs related to GSEC 75, amounting to ₱37.5 million.

11. Loans Payable

Loans payable outstanding as of December 31, 2008 follows:

UCPB	₱65,000,000
Metropolitan Bank & Trust Co. (MBTC)	31,724,515
PentaCapital (see Note 15)	25,000,000
	₱121,724,515

UCPB

On February 29, 2008, the Parent Company was granted with a ₱70.0 million credit facility by UCPB given out through staggered promissory notes. As of December 31, 2008, the total promissory note lines availed amounted to ₱65.0 million, with interest ranging from 12.25% to 12.50% per annum and term of 90 days. The promissory notes were renewed as follows: ₱55.0 million on October 24, 2008, ₱5.0 million on November 25, 2008 and ₱5.0 million on December 19, 2008. On January 6, 2009, the Parent Company availed an additional ₱5.0 million and an additional accommodation of ₱5.0 million on March 3, 2009. The Parent Company fully paid these loans in 2009.

On March 12, 2009, the Parent Company was granted with ₱50.0 million renewal of credit facility by UCPB which is valid until February 28, 2010. As of December 31, 2009, the Parent Company did not make any availment of any credit line.

As of December 31, 2008, the loan is collateralized by the Parent Company's condominium unit and its parking slots and investment in shares of stock of ACMDC (see Notes 7 and 9).

MBTC
On December 23, 2008, based on the existing loan, MBTC agreed to amend the terms and conditions of the Parent Company's outstanding obligation. The following are the new terms and conditions based on the restructuring agreement:

- Principal amount of ₱30.5 million
- Payable in six months
- Interest rate of 10.00% fixed for the entire term
- Interest is payable monthly in arrears and the principal is ₱1.0 million a month with balloon payment estimated amount of ₱26.7 million at the end of the term
- Collateralized by two commercial vacant lots
- Payment of ₱1.2 million on December 23, 2008 to partially settle the principal obligation and to fully update the interest due

In 2009, the Parent Company fully paid the said loan.

The two commercial vacant lots used as collateral for the restructured loan are owned by a related party.

PentaCapital
In December 2004, the Parent Company entered into an agreement with PentaCapital to obtain a loan facility amounting to ₱50.0 million. The loan which bears interest of 14% is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Parent Company. As of December 31, 2007, the Parent Company had drawn ₱45.0 million from this facility.

The Parent Company availed of an additional ₱10.0 million in 2008 and paid ₱30.0 million of its outstanding obligation on July 28, 2008. On January 28, 2009, the Parent Company availed an additional ₱5.0 million. The Parent Company fully paid these loans in 2009.

Interest expense from these loans amounted to ₱5.2 million and ₱13.2 million for the years ended December 31, 2009 and 2008, respectively.

12. Accounts Payable and Accrued Liabilities

	2009	2008
Accrued liabilities	**₱6,426,727**	₱2,145,226
Accounts with partners (see Note 6)	**5,151,086**	5,151,086
Withholding taxes	**686,532**	509,711
Advances from related companies (see Note 15)	–	3,054,250
Accrued interest (see Note 15)	–	7,861,430
Others	**1,841,952**	3,352,220
	₱14,106,297	₱22,073,923

13. Equity

The details and changes in the Parent Company's issued and subscribed shares follow:

On issued shares:

	2009		2008		2007	
	Number of Shares	**Amount**	Number of Shares	Amount	Number of Shares	Amount
Common						
Beginning of year	**153,494,911,147**	**₱1,534,949,112**	152,918,729,189	₱1,529,187,292	152,763,286,100	₱1,527,632,861
Issuance of shares	**1,005,364,407**	**10,053,644**	576,181,958	5,761,820	155,443,089	1,554,431
End of year	**154,500,275,554**	**₱1,545,002,756**	153,494,911,147	₱1,534,949,112	152,918,729,189	₱1,529,187,292

On subscribed shares:

	2009		2008		2007	
	Number of Shares	**Amount**	Number of Shares	Amount	Number of Shares	Amount
Common						
Beginning of year	**133,140**	**₱1,331**	576,315,098	₱5,763,151	731,115,500	₱7,311,155
Subscriptions of shares	**38,373,761,071**	**383,737,611**	–	–	–	–
Issuance of shares	**(1,005,364,407)**	**(10,053,644)**	(576,181,958)	(5,761,820)	(154,800,402)	(1,548,004)
End of year	**37,368,529,804**	**₱373,685,298**	133,140	₱1,331	576,315,098	₱5,763,151

On May 5, 2006, the Parent Company and Vulcan Industrial & Mining Corporation (VIMC), a related party, entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 at ₱1.00 per share of the Parent Company's shares owned by VIMC back to the Parent Company by way of dacion en pago in settlement of the VIMC's obligation to the Parent Company amounting to ₱40.7 million.

In the same year, the Parent Company sold the shares received from VIMC through a stock broker for ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as "Paid-in capital from sale of treasury shares" in the equity section of the consolidated balance sheets.

In 2008, 576,181,958 subscribed shares were fully paid and issued. Out of the total subscribed shares issued, 388,906,785 delinquent subscriptions were sold through auction on February 18, 2008 and the Parent Company received a total proceeds from the sale amounting to ₱2.5 million inclusive of interest.

On May 26, 2008, the Parent Company filed a Registration Statement covering 38,373,761,071 offer shares at ₱0.01 par value per share with the SEC in accordance with the provisions of the Securities Regulation Code. The registration was approved by the SEC on September 18, 2008. On February 15, 2008, the Parent Company filed its application for listing and trading of the offer shares in the First Board of the PSE and the PSE approved the application on September 24, 2008. On October 28, 2008, the Parent Company requested for the deferment of the original offer period set for November 3-28, 2008 to January 15 to February 11, 2009, and the amendment of the terms of the stock rights offering to change the minimum initial payment for subscription from 50% upon subscription and the balance upon call not later than December 31, 2009 to 25% upon subscription, 25% after 60 days from the end of the offer period and the balance upon call not later than December 31, 2009. The PSE approved the same on October 29, 2008. A similar application for deferment of the original offer period and amendment of the minimum initial subscription payment was filed with the SEC. On November 6, 2008, the SEC approved the deferment of the offer period.

The Parent Company's 1-for-4 stock rights offering concluded on February 11, 2009. Out of the 38,373,761,071 shares offered, a total of 4,901,829,468 shares were taken up by way of regular subscriptions, with an aggregate value of ₱15.3 million. The remaining 33,471,931,603 shares with the corresponding 25% payment of ₱83.7 million were taken up pursuant to the underwriting commitment of PentaCapital.

On April 13, 2009, the SEC had approved the Parent Company's increase in authorized stock from 155,000,000,000 shares with par value of ₱0.01 each, to 200,000,000,000 shares with par value of ₱0.01 each.

On November 11, 2009, the BOD approved that the 50% balance on subscriptions to the Parent Company's 2009 stock rights offering shall be called for payment by the BOD no later than December 31, 2010, instead of December 31, 2009.

In 2009, management believes that the long outstanding dividends payable declared in 1980 to 1989 may no longer be claimed by the eligible stockholders. As such, the Parent Company reverted back said dividends payable amounting to ₱5.0 million to retained earnings. However, any future valid claims of the dividends will still be honored by the Parent Company.

14. Basic/Diluted Earnings Per Share

	2009	2008	2007
Net income	**₱108,605,259**	₱15,100,065	₱28,055,657
Weighted average number of common shares issued and outstanding during the year	**185,201,734,604**	153,382,211,326	153,495,044,287
Basic earnings per share	**₱0.0006**	₱0.0001	₱0.0002

Net income	**₱108,605,259**	₱15,100,065	₱28,055,657
Weighted average number of common shares issued and outstanding during the year including potential common shares	**185,201,734,604**	174,185,044,496	153,495,044,287
Diluted earnings per share	**₱0.0006**	₱0.0001	₱0.0002

As of December 31, 2008, the equivalent potential common stock was from the Parent Company's stock rights offering. There is no potential common stock issued during the years ended December 31, 2009 and 2007 that could have a dilutive effect on the earnings per share computation.

15. **Related Party Disclosures**

Related party relationship exists when the party has the ability to control, directly or indirectly, through one or more intermediaries, or exercise significant influence over the other party in making financial and operating decisions. Such relationships also exist between and/or among entities which are under common control with the reporting entity and its key management personnel, directors or stockholders. In considering each possible related party relationship, attention is directed to the substance of the relationships, and not merely to the legal form.

The Group, in the normal course of business, has transactions with related parties which principally consist of loans and cash advances.

a. Amounts due from related companies are summarized as follows:

		Advances to Related Companies		Accrued Interest Receivables	
	Relationship	**2009**	2008	**2009**	2008
Alakor Corporation (Alakor)	Shareholder	**₱10,000,000**	₱10,000,000	**₱190,000**	₱527,084
Fil-Energy Corporation	Under common control	**4,753,762**	4,753,762	**16,166,435**	16,166,435
Ocean Composite Yacht, Inc. (OCYI)	Under common control	**4,500,000**	4,500,000	**2,955,344**	2,955,344
VIMC	Shareholder	**3,356,629**	3,356,629	**2,175,864**	1,862,945
Pacific Rim Export Holdings, Corp. (Primex)	Under common control	**1,114,118**	1,114,118	**722,935**	722,935
Minoro Mining and Exploration Corp.	Under common control	**1,031,279**	1,031,279	–	–
UPMC	Under common control	**732,819**	708,822	–	–
		25,488,607	25,464,610	**22,210,578**	22,234,743
Less allowance for impairment losses		**5,614,118**	5,614,118	**3,678,279**	3,678,279
		₱19,874,489	₱19,850,492	**₱18,532,299**	₱18,556,464

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Parent Company provided full valuation allowance for its total receivables from OCYI and Primex.

Outstanding balances at year-end are due and demandable, unsecured and settlement occurs in cash, unless otherwise indicated. There have been no guarantees provided or received for any related party advances.

b. Amounts due to related companies are summarized as follows:

		Loans Payable		Advances from Related Companies	
	Relationship	**2009**	2008	**2009**	2008
PentaCapital	Associate	**₱–**	₱25,000,000	**₱–**	₱–
Shareholder		**–**	–	**–**	3,054,250
		₱–	₱25,000,000	**₱–**	₱3,054,250

The Parent Company has underwriting commitment fee to PentaCapital, in relation to the stock rights offering amounting to ₱1.0 million, which was paid in April 2009 following the approval of increase in capital stock.

Loans and advances from related companies bear interest ranging from 12.00% to 21.00% per annum, which are payable on demand.

c. The interest income and interest expense from the Parent Company's advances to/from related companies follows:

	Interest Income			Interest Expense		
	2009	2008	2007	**2009**	2008	2007
Alakor	**₱809,653**	₱527,083	₱–	**₱665,555**	₱730,000	₱2,439,206
VIMC	**312,919**	313,776	3,039,590	**–**	–	–
PentaCapital	**–**	–	–	**1,310,556**	5,228,889	3,933,194

(Forward)

	Interest Income			Interest Expense		
	2009	2008	2007	**2009**	2008	2007
Euronote Profits Ltd.	**₱–**	₱–	₱–	**₱–**	₱472,040	₱846,822
APHC	**–**	–	–	**–**	618,894	1,499,542
Shareholder and others	**–**	–	–	**322,478**	652,082	650,301
	₱1,122,572	₱840,859	₱3,039,590	**₱2,298,589**	₱7,701,905	₱9,369,065

d. The compensation of key management personnel are as follows:

	2009	2008	2007
Short-term employee benefits	**₱7,472,674**	₱6,763,054	₱5,058,171
Post-employment benefits	**6,875,839**	3,746,300	3,428,400
	₱14,348,513	₱10,509,354	₱8,486,571

16. Share in Costs and Operating Expenses

	2009	2008	2007
Petroleum operations	**₱157,116,493**	₱80,465,658	₱117,595,090
Personnel cost	**5,892,313**	4,591,030	3,820,232
	₱163,008,806	₱85,056,688	₱121,415,322

17. General and Administrative Expenses

	2009	2008	2007
Personnel cost (see Note 18)	**₱28,500,251**	₱18,373,829	₱14,881,515
Dues and subscriptions	**5,953,349**	2,183,010	3,266,877
Outside services	**4,861,125**	4,207,876	3,327,928
Taxes and licenses	**2,511,342**	669,533	901,450
Transportation and travel	**1,789,836**	1,448,296	2,664,362
Entertainment, amusement and recreation	**1,378,796**	1,273,906	1,072,283
Utilities	**1,074,421**	1,411,905	1,087,150
Repairs and maintenance	**1,041,448**	951,781	806,366
Supplies	**337,049**	218,561	611,824
Insurance	**272,046**	265,134	262,475
Advertising	**195,508**	85,490	236,678
Others	**702,882**	115,821	841,696
	₱48,618,053	₱31,205,142	₱29,960,604

18. Retirement Benefits

The Parent Company has a funded noncontributory defined benefits retirement plan covering its regular permanent employees. Retirement benefits cost are based on the employee's years of service and final covered compensation.

Retirement benefits cost included in personnel cost account recognized in the consolidated statements of comprehensive income amounted to ₱6.9 million, ₱3.7 million and ₱3.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, and consist of the following:

	2009	2008	2007
Current service cost	**₱1,540,906**	₱1,598,000	₱1,690,500
Interest cost	**2,417,135**	2,497,400	1,969,100
Past service cost	**3,730,776**	–	–
Expected return on plan assets	**(812,978)**	(764,000)	(947,300)
Amortization of actuarial loss	**–**	414,900	716,100
	₱6,875,839	₱3,746,300	₱3,428,400

The actual returns on plan assets amounted to ₱1.3 million, ₱1.0 million and ₱0.7 million in 2009, 2008 and 2007, respectively.

The net retirement benefits liability (asset) was derived as follows:

	2009	2008
Present value of the defined benefits obligation	**₱45,310,110**	₱24,171,347
Fair value of plan assets	**(32,520,095)**	(16,259,552)
	12,790,015	7,911,795
Unrecognized past service cost	**(7,303,624)**	-
Cumulative unrecognized net actuarial loss	**(6,392,716)**	(693,959)
	(₱906,325)	₱7,217,836

The movements in net retirement benefits liability (asset) recognized are as follows:

	2009	2008
Beginning of year	**₱7,217,836**	₱3,471,536
Retirement benefits costs	**6,875,839**	3,746,300
Contribution	**(15,000,000)**	-
End of year	**(₱906,325)**	₱7,217,836

The changes in the present value of the defined benefits obligation are as follows:

	2009	2008
Beginning of year	**₱24,171,347**	₱27,749,400
Current service cost	**1,540,906**	1,598,000
Interest cost	**2,417,135**	2,497,400
Past service cost	**11,034,400**	-
Actuarial losses (gains) due to:		
Change in assumptions	**1,720,282**	(10,478,241)
Experience adjustments	**4,426,040**	2,804,788
End of year	**₱45,310,110**	₱24,171,347

The changes in the fair value of plan assets are as follows:

	2009	2008
Beginning of year	**₱16,259,552**	₱15,279,664
Contribution	**15,000,000**	-
Expected return on plan assets	**812,978**	764,000
Actuarial gains	**447,565**	215,888
End of year	**₱32,520,095**	₱16,259,552

The latest actuarial valuation of the plan is as of December 31, 2009. The principal actuarial assumptions used to determine retirement benefits costs are as follows:

	2009	2008	2007
Discount rate	**9.21%**	10.00%	9.00%
Investment yield	**5.00%**	5.00%	5.00%
Salary increase	**5.00%**	5.00%	10.00%

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2009	2008
Fixed income securities	**99.25%**	88.45%
Deposits in banks	**0.08%**	0.19%
Others	**0.67%**	11.36%
	100.00%	100.00%

The experience adjustments arising from the changes in the defined benefits obligation and plan assets for current and last four years are as follows:

	2009	2008	2007	2006	2005
Present value of the defined benefits obligation	**(₱45,310,110)**	(₱24,171,347)	(₱27,749,400)	(₱28,129,500)	(₱11,537,548)
Fair value of plan assets	**32,520,095**	16,259,552	15,279,664	13,532,362	11,037,015
Deficit	**(12,790,015)**	(7,911,795)	(12,469,736)	(14,597,138)	(500,533)

(Forward)

	2009	2008	2007	2006	2005
Experience adjustments on plan obligation	**₱6,146,322**	(₱7,673,453)	(₱4,039,700)	₱14,325,670	₱–
Experience adjustments on plan assets	**(447,565)**	(215,888)	199,998	(612,386)	(159,282)

The retirement plan calls for annual contributions covering the current service cost for the period plus payment toward funding the actuarial past service liability which has been accrued as of December 31, 2009 and 2008. The Parent Company expects to contribute ₱2.8 million in 2010.

19. Income Taxes

a. The details of provision for current income tax are as follows:

	2009	2008	2007
MCIT	**₱1,186,807**	₱647,289	₱1,144,234
Final taxes	**300,176**	4,392	300,137
	₱1,486,983	₱651,681	₱1,444,371

b. The Parent Company did not recognize deferred tax assets on the following items as management believes that it is more likely than not that the Parent Company will not be able to realize the deductible temporary differences and the carryforward benefits of these items in the future or prior to their expiration.

	2009	2008
Deductible temporary differences on:		
Provision for probable losses	**₱41,611,674**	₱41,611,674
Allowance for impairment losses	**12,719,957**	12,719,957
Retirement benefits and unamortized past service cost	**11,206,860**	7,217,836
Unrealized foreign exchange loss	**3,493,877**	1,281,749
Carryforward benefits of:		
NOLCO	**2,007,380**	15,091,328
MCIT	**2,978,330**	3,093,817

As of December 31, 2009, NOLCO and MCIT that can be claimed as deduction from future taxable income and used as deduction against future income tax liabilities, respectively, are as follows:

Year incurred	Expiry date	NOLCO	MCIT
2009	2012	₱–	₱1,186,807
2008	2011	9,786,203	647,289
2007	2010	–	1,144,234
		₱9,786,203	₱2,978,330

The movements in NOLCO and MCIT are as follows:

	2009	2008
NOLCO		
Beginning of year	**₱15,091,328**	₱32,758,966
Additions	**–**	15,091,328
Applications	**(5,305,125)**	–
Expirations	**–**	(32,758,966)
End of year	**₱9,786,203**	₱15,091,328
MCIT		
Beginning of year	**₱3,093,817**	₱3,197,423
Additions	**1,186,807**	647,289
Expirations	**(1,302,294)**	(750,895)
End of year	**₱2,978,330**	₱3,093,817

c. Deferred tax liability represents the tax effect of the following taxable temporary differences as of December 31, 2009 and 2008:

	2009	2008
Unearned crude oil lifting	₱7,165,295	₱1,596,162
Unrealized foreign exchange gain	613,528	2,200,891
	₱7,778,823	₱3,797,053

As of December 31, 2009, deferred tax asset on NOLCO amounting to ₱2.3 million was recognized to the extent of deferred tax liability on taxable temporary differences of ₱7.8 million.

d. The reconciliation of provision for income tax computed at the statutory income tax rates to the provision for income tax follows:

	2009	2008	2007
Provision for income tax computed at the statutory income tax rates	**₱32,685,938**	₱5,911,802	₱10,325,010
Additions to (reductions in):			
Non-taxable income	**(30,980,250)**	(8,325,147)	(4,699,281)
Deductible temporary differences, NOLCO and MCIT for which no deferred tax assets were recognized	**2,863,094**	7,719,092	2,524,872
Equity in net earnings of associates	**(2,802,479)**	(3,582,902)	(2,898,005)
Application of NOLCO for which no deferred tax assets were recognized in prior years	**(1,591,538)**	–	(4,283,394)
Nondeductible expenses	**327,272**	267,597	488,123
Interest income subjected to final tax	**(151,530)**	(7,062)	(10,749)
Dividend income	**(1,917)**	(2,730)	(2,205)
Gain on sale of AFS financial asset subjected to final tax	**(723)**	–	–
Effect of change in tax rates	**–**	(189,853)	–
Provision for income tax	**₱347,867**	₱1,790,797	₱1,444,371

e. The Republic Act (RA) No. 9337 or the Expanded-Value Added Tax (E-VAT) Act of 2005 took effect on November 1, 2005. The new E-VAT law provides, among others, for change in RCIT rate from 32% to 35% for the next three years effective on November 1, 2005 and 30% starting January 1, 2009. The unallowable deductions for interest expense was likewise changed from 38% to 42% of the interest income subjected final tax, provided that, effective January 1, 2009, the rate shall be 33%.

f. On July 7, 2008, RA 9504, which amended the provisions of the 1997 Tax Code, became effective. It includes provisions relating to the availment of the optional standard deduction (OSD). Corporations, except for nonresident foreign corporations, may now elect to claim standard deduction in an amount not exceeding 40% of their gross income. A corporation must signify in its returns its intention to avail of the OSD. If no indication is made, it shall be considered as having availed of the itemized deductions. The availment of the OSD shall be irrevocable for the taxable year for which the return is made. On September 24, 2008, the Bureau of Internal Revenue issued Revenue Regulation 10-2008 for the implementing guidelines of the law.

20. Financial Instruments

Classifications and Fair Values of Financial Instruments

The following table shows the classifications, carrying amounts and fair values of the Group's financial assets and financial liabilities:

	2009		2008	
	Carrying values	**Fair values**	Carrying values	Fair values
Financial Assets				
Loans and receivables:				
Cash and cash equivalents	**₱102,188,831**	**₱102,188,831**	₱980,828	₱980,828
Receivables:				
Accounts with contract operators	**72,318,328**	**72,318,328**	35,015,455	35,015,455
Advances to related companies	**19,874,489**	**19,874,489**	19,850,492	19,850,492
Accrued interest	**18,532,299**	**18,532,299**	18,556,464	18,556,464
Accounts with partners	**2,023,483**	**2,023,483**	761,259	761,259

(Forward)

	2009		2008	
	Carrying values	**Fair values**	Carrying values	Fair values
Advances to officers and employees	**₱1,652,474**	**₱1,652,474**	₱1,081,779	₱1,081,779
Receivable from Nido Petroleum	–	–	27,232,131	27,232,131
Dividends	–	–	2,250,000	2,250,000
Others	**6,365,712**	**6,365,712**	118,133	118,133
	222,955,616	**222,955,616**	105,846,541	105,846,541
AFS financial assets:				
Quoted equity instruments	**97,464,288**	**97,464,288**	40,094,902	40,094,902
Unquoted equity instruments	**13,127,340**	**13,127,340**	10,877,340	10,877,340
	110,591,628	**110,591,628**	50,972,242	50,972,242
	₱333,547,244	**₱333,547,244**	₱156,818,783	₱156,818,783
Financial Liabilities				
Other financial liabilities:				
Loans payable	**₱–**	**₱–**	₱121,724,515	₱121,724,515
Accounts payable and accrued liabilities:				
Accrued liabilities	**6,426,727**	**6,426,727**	2,145,226	2,145,226
Accounts with partners	**5,151,086**	**5,151,086**	5,151,086	5,151,086
Advances from related companies	–	–	3,054,250	3,054,250
Accrued interest	–	–	7,861,430	7,861,430
Others	**1,841,952**	**1,841,952**	3,352,220	3,352,220
Dividends payable	–	–	5,035,941	5,035,941
Subscriptions payable	**2,068,842**	**2,068,842**	2,069,233	2,069,233
	₱15,488,607	**₱15,488,607**	₱150,393,901	₱150,393,901

The carrying amounts of financial assets (except AFS financial assets) and financial liabilities approximate their fair values because of their short-term nature. Quoted AFS financial assets are carried at fair value based on the quoted values of the securities. Unquoted AFS financial assets are carried at cost since its fair value cannot be reliably measured.

Financial Instruments Carried at Fair Value

The following table shows the fair value information of AFS financial assets analyzed by source of inputs on fair valuation as follows:

- Quoted prices in active markets for identical assets (Level 1);
- Those involving inputs other than quoted prices included in Level 1 that are observable for the asset, either directly (as prices) or indirectly (derived from prices) (Level 2); and
- Those inputs for the asset that are not based on observable market data (unobservable inputs) (Level 3).

December 31, 2009:

	Level 1	**Level 2**	**Level 3**
AFS financial assets:			
Quoted equity instruments	**₱97,464,288**	**₱–**	**₱–**

21. Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise mainly of cash and cash equivalents, receivables, AFS financial assets, loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The BOD is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

The main risks arising from the Group's financial instruments are credit and concentration risk, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk and equity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risk

Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. In 2008, a major part of the SC 14 consortium's annual petroleum products sales were to Pilipinas Shell Petroleum Corporation (PSPC) and in 2009, the annual petroleum production sales of Galoc, on the other hand, have been sold to Mitsui of Japan, SK Energy of South Korea and Petron Corporation. 100% of the outstanding accounts with contract operators are from the SC 14 consortium.

With respect to credit risk arising from the other financial assets of the Group, which comprise of cash and cash equivalents and AFS financial assets, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments, gross of any collaterals and credit enhancements.

The table below summarizes the Group's gross maximum credit risk exposure for the components of the consolidated balance sheets:

	2009	2008
Loans and receivables:		
Cash and cash equivalents	**₱102,188,831**	₱980,828
Accounts with contract operators	**72,318,328**	35,015,455
Advances to related companies	**19,874,489**	19,850,492
Accrued interest	**18,532,299**	18,556,464
Accounts with partners	**2,023,483**	761,259
Advances to officers and employees	**1,652,474**	1,081,779
Receivable from Nido Petroleum	–	27,232,131
Dividends	–	2,250,000
Others	**6,365,712**	118,133
AFS financial assets:		
Quoted equity instruments	**97,464,288**	40,094,902
Unquoted equity instruments	**13,127,340**	10,877,340
	₱333,547,244	₱156,818,783

The tables below show the credit quality of the Group's financial assets by class based on the Group's credit evaluation process and the aging of past due but not impaired financial assets:

As of December 31, 2009:

	Neither past due nor impaired		Past due but not impaired			Impaired	
	High Grade	Standard Grade	1 to 30 Days	31 to 90 Days	Over 90 Days	Financial Assets	Total
Loans and receivables:							
Cash and cash equivalents	**₱102,188,831**	**₱–**	**₱–**	**₱–**	**₱–**	**₱–**	**₱102,188,831**
Accounts with contract operators	**72,318,328**	–	–	–	–	–	**72,318,328**
Advances to related companies	**10,000,000**	–	–	–	**9,874,489**	**5,614,118**	**25,488,607**
Accrued interest	**190,000**	–	**123,759**	**59,705**	**18,158,835**	**3,678,279**	**22,210,578**
Accounts with partners	**2,023,483**	–	–	–	–	–	**2,023,483**
Advances to officers and employees	**1,652,474**	–	–	–	–	–	**1,652,474**
Others	**6,365,712**	–	–	–	–	**3,427,560**	**9,793,272**
AFS financial assets:							
Quoted equity instruments	**97,464,288**	–	–	–	–	–	**97,464,288**
Unquoted equity instruments	**13,127,340**	–	–	–	–	–	**13,127,340**
	₱305,330,456	**₱–**	**₱123,759**	**₱59,705**	**₱28,033,324**	**₱12,719,957**	**₱346,267,201**

As of December 31, 2008:

	Neither past due nor impaired		Past due but not impaired			Impaired	
	High Grade	Standard Grade	1 to 30 Days	31 to 90 Days	Over 90 Days	Impaired Financial Assets	Total
Loans and receivables:							
Cash	₱980,828	₱–	₱–	₱–	₱–	₱–	₱980,828
Accounts with contract operators	35,015,455	–	–	–	–	–	35,015,455
Advances to related companies	10,000,000	–	56,829	114,928	9,678,735	5,614,118	25,464,610
Accrued interest	–	–	155,743	287,713	18,113,008	3,678,279	22,234,743
Accounts with partners	761,259	–	–	–	–	–	761,259
Advances to officers and employees	1,081,779	–	–	–	–	–	1,081,779
Receivable from Nido Petroleum	27,232,131	–	–	–	–	–	27,232,131
Dividends	2,250,000	–	–	–	–	–	2,250,000
Others	118,133	–	–	–	–	3,427,560	3,545,693
AFS financial assets:							
Quoted equity instruments	–	40,094,902	–	–	–	–	40,094,902
Unquoted equity instruments	–	10,877,340	–	–	–	–	10,877,340
	₱77,439,585	₱50,972,242	₱212,572	₱402,641	₱27,791,743	₱12,719,957	₱169,538,740

Credit quality of cash and cash equivalents and AFS financial assets are based on the nature of the counterparty.

"High grade" credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. "Standard grade" credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is a common control. "Past due but not impaired" are items with history of frequent default, but the amount due is still deemed collectible. Lastly, "Impaired financial assets" are those that are long-outstanding and has been provided with allowance for impairment losses.

Liquidity risk
Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

All of the Group's financial liabilities which include loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable including future interest will fall due within one year, except for advances from related companies which are currently due and demandable.

Correspondingly, the financial assets that can be used by the Group to manage its liquidity risk as of December 31, 2009 and 2008 consist of cash and cash equivalents, accounts with contract operators and AFS financial assets. Also, the Group has a credit facility of ₱50.0 million with UCPB as of December 31, 2009.

Foreign currency risk
Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Group's transactional currency exposures arise from sales in currencies other than its functional currency. All of the Parent Company's share in petroleum operations revenue are denominated in United States Dollar (US Dollar). Likewise, the Group is exposed to foreign exchange risk arising from its US Dollar-denominated receivables.

The table below demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate, with all other variables held constant, of the Group's income before income tax due to changes in the carrying value of financial assets and liabilities. The sensitivity range is based on the historical volatility of the foreign exchange rate for the past year. The analysis is based on the assumption that last year's foreign currency rate volatility will be the same in the following year.

	Percentage Change in Foreign Exchange Rate	Effect on Income Before Income Tax
2009	**Depreciation of Peso against US Dollar by 6.50%**	**₱5,102,230**
	Appreciation of Peso against US Dollar by 6.50%	**(5,102,230)**
2008	Depreciation of Peso against US Dollar by 2.00%	₱1,237,824
	Appreciation of Peso against US Dollar by 2.00%	(1,237,824)

There is no other impact on the Group's equity other than those affecting profit or loss.

Equity price risk

Equity price risk is such risk where the fair values of investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS financial assets.

The following table shows the sensitivity to a reasonably possible change in the Philippine Stock Exchange index (PSEi), with all other variables held constant, of the Group's equity (through other comprehensive income) due to changes in the carrying value of the Group's AFS financial assets. The analysis links PSEi changes, which proxies for general market movements, to individual stock prices through their betas. Betas are coefficients depicting the sensitivity of individual prices to market movements.

The sensitivity range is based on the historical volatility of the PSEi for the past year. The analysis is based on the assumption that last year's PSEi volatility will be the same in the following year.

	Percentage Change in PSEi	Effect on Equity
2009	**Increase by 20%**	**₱18,124,595**
	Decrease by 20%	**(18,124,595)**
2008	Increase by 14%	₱5,645,243
	Decrease by 14%	(5,645,243)

The impact on the Group's equity excludes the impact on transactions affecting profit or loss.

22. Capital Management

The Group maintains a capital base to cover risks inherent in the business. The primary objective of the Group's capital management is to optimize the use and earnings potential of the Group's resources, ensuring that the Group complies with externally imposed capital requirements, if any, and considering changes in economic conditions and the risk characteristics of the Group's activities. No significant changes have been made in the objectives, policies and processes of the Group from the previous years.

The following table summarizes the total capital considered by the Group:

	2009	2008
Capital stock	**₱1,545,002,756**	₱1,534,949,112
Paid-in capital from sale of treasury shares	**1,624,012**	1,624,012
Retained earnings (deficit)	**79,199,793**	(34,441,407)
	₱1,625,826,561	₱1,502,131,717

23. **Note to Consolidated Statements of Cash Flows**

In 2009, the Parent Company's non-cash operating activity is the offsetting of its advances to related companies including accrued interest against its advances from related companies including accrued interest.

The Parent Company's principal non-cash investing activities are as follows:

a. As of December 31, 2009 and 2008, additional deferred oil exploration costs amounting to ₱1.3 million and ₱1.5 million were offset against the Parent Company's accounts with partners.

b. In August 2007, UPMC's receivables aggregating to ₱60.2 million were converted to AFS financial assets which had a fair value amounting to ₱48.4 million.

24. **Event after the Balance Sheet Date**

On March 24, 2010, the BOD approved in principle the declaration of 2% cash dividend equivalent to ₱0.0002 per share or an aggregate value of ₱38.4 million.

Board of Directors

ALFREDO C. RAMOS
Chairman

NICASIO I. ALCANTARA

CHRISTOPHER M. GOTANCO

FRANCISCO A. NAVARRO

MARCIANO A. PADILLA

HONORIO A. POBLADOR III

ADRIAN S. RAMOS

PRESENTACION S. RAMOS

AUGUSTO B. SUNICO

Officers

ALFREDO C. RAMOS
President

FRANCISCO A. NAVARRO
Executive Vice President

REYNALDO E. NAZAREA
Treasurer & Vice President-Administration

ALESSANDRO O. SALES
Vice President-Exploration & Production

ADRIAN S. ARIAS
Corporate Secretary

Corporate Directory

INDEPENDENT PUBLIC ACCOUNTANTS
SyCip Gorres Velayo & Co.

TRANSFER AGENT
Fidelity Stock Transfers, Inc.

CORPORATE OFFICES
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos. (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 (632) 631-5310
Email Address: info@philodrill.com
Website: http://www.philodrill.com

BANKERS
Bank of the Philippine Islands
Unionbank of the Philippines
United Coconut Planters Bank



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

July 15, 2010

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report Pursuant to Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2009;

2) SEC Form 17-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended June 30, 2009, September 30, 2009 and March 31, 2010;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 06 October 2009, 06 November 2009, 07 December 2009, 07 January 2010, 04 February 2010, 05 March 2010, 07 April 2010, 05 May 2010, 04 June 2010, 06 July 2010; 11 November 2009-Regular Meeting of the Board of Directors of the Philodrill Corporation with regards the 50% balance on subscriptions to the Company's 2009 Stock Rights Offer (SRO) shall be called or payment by the Board of Directors no later than December 31,2009,14 December 2009-The Philodrill Corporation purchased 122,000 shares of Atlas Consolidated Mining & Development Corporation at P8.90 per share last December 11, 2009 at the Philippine Stock Exchange, 17 December 2009-The Philodrill Corporation purchased 34,000 shares at P8.90 per share last December 14, 2009, 65,000 shares at P9.10 per share and 5,000 shares at P9.20 per share last December 15, 2009 and 50,000 shares at P9.10 per share last December 16, 2009 of atlast Consolidated mining & Development Corporation at the Philippine Stock Exchange,22 December 2009-The Philodrill Corporation purchased 38,000 shares at P9.10 per share last December 17, 2009, 18,000 shares at P9.10 per share last December 18, 2009 and 66,000 shares at P9.100 per share and 18,000 shares at P9.20 per share last December 21, 2009 of Atlast Consolidated Mining & Development Corporation at the Philippine Stock Exchange,23

December 2009-The Philodrill Corporation purchased 73,000 shares of Atlas Consolidated Mining & Development Corporation at P9.10 per share last December 22, 2009 at the Philippine Stock Exchange, 04 January 2010-The Philodrill Corporation purchased 28,000 shares at P8.90 per share, 42,000 shares at P9.00 per share and 2,000 shares at P9.10 per share last December 23, 2009 and 68,000 shares at P9.10 per share last December 29,2009 of Atlas Consolidated Mining & Development Corporation at the Philippine Stock Exchange, 05 January 2010-Quarterly Progress Report on the Application of the proceeds from the stock rights offering for the quarter ended December 31, 2009, 06 January 2010-Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2, 08 Frebruary 2010-The Philodrill Corporation's payment of loans out of 2nd 25% Subscription Rights Offer (SRO) Proceeds, 17 February 2010-Schedule of the Company's Annual Stockholders' Meeting, 19 February 2010-DOE Certification, 24 March 2010-Re-scheduling of the Company's Annual Stockholders' Meeting/Declaration of a 2% cash dividend equivalent to P0.0002 per share or an aggregate value of P38,373,761.00, subject to finalization of the Company's 2009 Audited Financial Statements, 26 March 2010-Submission of one (1) pc. CD-ROM List of Stockholders as of March 24, 2010, 05 April 2010- Quarterly Progress Report on the Application of the proceeds from the stock rights offering for the quarter ended March 31, 2010, 28 April 2010-Resolution approval authorizing the declaration of cash dividend equivalent to P0.0002 per share, 23 June 2010-The Philodrill Corporation ANNUAL STOCKHOLDERS' MEETING, 05 July 2010- Quarterly Progress Report on the Application of the proceeds from the stock rights offering for the quarter ended June 30,2010;

4) Secretary's Certification on the attendance of the members of the Board of Directors for the year 2009;

5) List of Top 100 Stockholders as of September 30, 2009;

6) List of Top 100 Stockholders as of December 2009;

7) List of Top 100 Stockholders as of March 31, 2010;

8) List of Top 100 Stockholders as of June 30, 2010;

9) SEC Form 20-IS (Annual Stockholders' Meeting Definitive Information Statement on June 23, 2010);

10) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of October 2009);

11) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of November 2009);

12) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of December 2009);

13) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of January 2010);

14) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of February 2010);

15) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month March 2010);

16) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of April 2010);

17) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of May 2010);

18) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of June 2010);

19) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of July 2010);

20) Corporate Governance Scorecard for Publicly-listed Companies

21) General Information Sheet (GIS); and

22) Annual Report for the year 2009.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,



ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

"RECEIPT COPY"



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

July 15, 2010

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report Pursuant to Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2009;

2) SEC Form 17-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended June 30, 2009, September 30, 2009 and March 31, 2010;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 06 October 2009, 06 November 2009, 07 December 2009, 07 January 2010, 04 February 2010, 05 March 2010, 07 April 2010, 05 May 2010, 04 June 2010, 06 July 2010; 11 November 2009-Regular Meeting of the Board of Directors of the Philodrill Corporation with regards the 50% balance on subscriptions to the Company's 2009 Stock Rights Offer (SRO) shall be called or payment by the Board of Directors no later than December 31,2009,14 December 2009-The Philodrill Corporation purchased 122,000 shares of Atlas Consolidated Mining & Development Corporation at P8.90 per share last December 11, 2009 at the Philippine Stock Exchange, 17 December 2009-The Philodrill Corporation purchased 34,000 shares at P8.90 per share last December 14, 2009, 65,000 shares at P9.10 per share and 5,000 shares at P9.20 per share last December 15, 2009 and 50,000 shares at P9.10 per share last December 16, 2009 of atlast Consolidated mining & Development Corporation at the Philippine Stock Exchange,22 December 2009-The Philodrill Corporation purchased 38,000 shares at P9.10 per share last December 17, 2009, 18,000 shares at P9.10 per share last December 18, 2009 and 66,000 shares at P9.100 per share and 18,000 shares at P9.20 per share last December 21, 2009 of Atlast Consolidated Mining & Development Corporation at the Philippine Stock Exchange,23 December 2009-The Philodrill Corporation purchased 73,000 shares of Atlas

Consolidated Mining & Development Corporation at P9.10 per share last December 22, 2009 at the Philippine Stock Exchange, 04 January 2010-The Philodrill Corporation purchased 28,000 shares at P8.90 per share, 42,000 shares at P9.00 per share and 2,000 shares at P9.10 per share last December 23, 2009 and 68,000 shares at P9.10 per share last December 29,2009 of Atlas Consolidated Mining & Development Corporation at the Philippine Stock Exchange, 05 January 2010-Quarterly Progress Report on the Application of the proceeds from the stock rights offering for the quarter ended December 31, 2009, 06 January 2010-Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2, 08 Frebruary 2010-The Philodrill Corporation's payment of loans out of 2nd 25% Subscription Rights Offer (SRO) Proceeds, 17 February 2010-Schedule of the Company's Annual Stockholders' Meeting, 19 February 2010-DOE Certification, 24 March 2010-Re-scheduling of the Company's Annual Stockholders' Meeting/Declaration of a 2% cash dividend equivalent to P0.0002 per share or an aggregate value of P38,373,761.00, subject to finalization of the Company's 2009 Audited Financial Statements, 26 March 2010-Submission of one (1) pc. CD-ROM List of Stockholders as of March 24, 2010, 05 April 2010- Quarterly Progress Report on the Application of the proceeds from the stock rights offering for the quarter ended March 31, 2010, 28 April 2010-Resolution approval authorizing the declaration of cash dividend equivalent to P0.0002 per share, 23 June 2010-The Philodrill Corporation ANNUAL STOCKHOLDERS' MEETING, 05 July 2010- Quarterly Progress Report on the Application of the proceeds from the stock rights offering for the quarter ended June 30,2010;

4) Secretary's Certification on the attendance of the members of the Board of Directors for the year 2009;

5) List of Top 100 Stockholders as of September 30, 2009;

6) List of Top 100 Stockholders as of December 2009;

7) List of Top 100 Stockholders as of March 31, 2010;

8) List of Top 100 Stockholders as of June 30, 2010;

9) SEC Form 20-IS (Annual Stockholders' Meeting Definitive Information Statement on June 23, 2010);

10) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of October 2009);

11) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of November 2009);

12) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of December 2009);

13) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of January 2010);

14) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of February 2010);

15) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month March 2010);

16) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of April 2010);

17) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of May 2010);

18) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of June 2010);

19) SEC Form 23-B (Movement of Direct or Indirect of Beneficial Ownership of Securities for the month of July 2010);

20) Corporate Governance Scorecard for Publicly-listed Companies

21) General Information Sheet (GIS); and

22) Annual Report for the year 2009.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,



ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea

Contact Person

631-8151

Company Telephone Number

12 31

Month *Day*

SEC Form 17A (2009)

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320

Total No. of Stockholders

P0.00

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

RECEIVED 2009 JUL 19 P 12:04 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Remarks = pls. use black ink for scanning purposes


HRAD
APR 23 2010
2
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2009

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City — 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of shares of Common Stock Outstanding
191,868,805,358

11. Are any or all of these securities listed on the Philippine

Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P1,473,967,815.00

Documents incorporated by reference:

(1) The Company's 2009 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(a) Description of Business

(1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Thereafter, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development. On January 16, 2008, stockholders representing at least two-thirds of the Company's outstanding capital stock approved to change the Company's primary purpose back to petroleum exploration and development and to relegate and include as a secondary purpose the Company's holding company purpose clause, which the SEC had approved on April 13, 2009.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corporation.; Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

PETROLEUM PROJECTS

1.0 SERVICE CONTRACT NO. 14

Operations Review

The combined production from the three producing fields in 2009 totaled 183,892 barrels which was 37.2% higher than the previous year's (2008) total output of 133,806 barrels. The significant increase is attributed to the contribution of North Matinloc Field which resumed commercial production in February last year. Summary of the 2009 production from the three fields is shown below:

2009 Crude Oil Production Summary
(in barrels)

	Nido	**Matinloc**	**North Matinloc**	**2009 Total**	***2008 Total***
January	11,674	5,977	0	**17,651**	*17,829*
February	0	6,798	995	**7,793**	*4,083*
March	12,032	4,905	0	**16,937**	*20,219*
April	0	6,882	1,948	**8,830**	*19,590*
May	11,906	4,392	1,725	**18,023**	*0*
June	11,925	3,546	3,370	**18,841**	*0*
July	0	5,115	5,670	**10,785**	*6,731*
August	11,910	4,728	3,775	**20,413**	*9,469*
September	0	5,395	3,905	**9,300**	*2,245*
October	11,835	3,697	2,465	**17,997**	*20,531*
November	12,060	7,083	4,276	**23,419**	*17,286*
December	0	9,076	4,827	**13,903**	*15,823*
Total	**83,342**	**67,595**	**32,956**	**183,892**	***133,806***

Production from the North Matinloc Field started with a trial flow from the North Matinloc-2 well using different choke sizes on February 23 – 26, 2009. At a wellhead pressure of 290 psi, the well was closed after producing about 1,000 barrels during the test flow run. The North Matinloc-2 well resumed its steady state production on April 14, 2009 at a higher wellhead pressure of 420 psi. The modest production from North Matinloc-2 augmented production from the Matinloc Field to satisfy the cargo volume requirement of buyer Pilipinas Shell.

The consortium completed a total of 11 shipments from the three fields in 2009, mainly with Pilipinas Shell. The yearly crude oil sales agreement with Pilipinas Shell, which expired in January 2010 was eventually renewed in February 2010. The consortium is also considering negotiating with other buyers especially when Pilipinas Shell's schedule does not allow timely accommodation of SC 14 crude oil production.

With regard to the Tara Block and SC14D-Retention Block, these two areas are still under evaluation by Venturoil since 2008 as part of their due diligence leading to possible farm-in. The Tara field is currently shut-in while there is no producing field within the SC14D-Retention Block.

2.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

Operations Review

In December 2008, block operator Galoc Production Company (GPC) conducted an emergency disconnection of the Floating Production and Storage Offloading (FPSO) from the mooring and riser system (M&RS) which was damaged as a result of the disconnection and laying down of the M&RS on the seabed, brought about by the adverse weather conditions at the time. Severe weather condition persisted for about a month. Repair on the subsea facilities commenced in mid-January 2009. GPC took advantage of the temporary shutdown of the field to propose, design and install a Hold Back Mooring System (HBMS) on the FPSO as an additional measure to counter the difficulties in maintaining position and to moderate the effects of disconnection to facilities and operations.

The installation of the HBMS and the repair works and modifications to the existing M&RS were completed on the 4th week of February 2009. The field finally started producing again on February 25, 2009 at an initial stabilized rate of 17,200 barrels of oil per day. However, inclement weather persisted during most of the middle part of the year which prompted the operator to carry out disconnection of the FPSO and the M&RS on different occasions, resulting in major operational glitches and operational downtime. Overall, the Galoc Field had a 64% production uptime since it started producing in October 2008 until end of 2009. During this period, the field produced a total of 3,578,650 barrels. By the end of 2009, the field was producing at a rate of 10,350 barrels per day.

Also in 2009, the 182-day Extended Production Test (EPT) for the Galoc Field ended. The EPT was granted by the Department of Energy (DOE) in August 2006 to allow GPC to fully assess the viability of long term production from the field. The gathered data from the EPT period proved sufficient for this goal, thus the EPT was terminated on June 19, 2009 and commerciality of the field became effective on June 19, 2009.

As of February 2010, GPC have completed twelve (12) crude oil shipments involving approximately 3,897,000 barrels. Galoc crude buyers included several foreign firms, as well as the state-owned Petron Corporation.

Phase 2 Development

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC embarked on re-processing of 3D seismic data covering the Galoc and the adjacent Octon area in Service Contract 6A. The results are expected to contribute to a better understanding of the Galoc structure and to identify locations for drilling new development wells. CGGVeritas in London, U.K. was contracted to do the re-processing work which ran from March to December 2009. The resulting pre-stack time migration (PSTM) and pre-stack depth migration (PSDM) data volumes are currently being used in the ongoing evaluation of the Galoc Field.

An ongoing series of technical workshops among the Joint Venture partners aims to develop strategies for a second phase development of the Galoc Field. Focus is centered on confirmation of additional reserves and locating, design, drilling and completion of additional production wells to fully maximize the field's production potential. On the production facilities that will be put up, GPC initially had a few choices for the production vessel including retaining the existing FPSO. As of February 2010, when all options have been thoroughly evaluated, the Consortium is now left with the option of retaining the FPSO but with major modification introduced to its M&RS. Timing for these further development activities is seen towards the second half of 2010 with a final investment decision expected to be made in May 2010.

3.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In late 2008, Pitkin Petroleum started implementing some of its farm-in commitments in the West Linapacan Block and by February 2009 had completed the seismic re-processing by Western Geco. Other geophysical and geological (G & G) studies were completed, although delayed by a few months as per project timeline. These are the Seismic Reservoir Characterization Study including Seismic Inversion by Schlumberger which was completed in July 2009, the Sequence Stratigraphic Study and Petrophysics by Isis Petroleum Consultants in September 2009, and the Conceptual Engineering Study for the West Linapacan "A" field by OPE, Inc. towards the end of 2009. Philodrill is carried in all of these activities as well as in the drilling of a development well up to first oil.

Because of the unexpected delays in the completion of the G & G studies, Pitkin sought for an extension of its Phase 1 work commitments which expired in August 2009 as per the farm-in agreement. The West Linapacan Consortium granted the extension with the issuance of an executed amendment to the farm-in agreement such that the completion of the Phase 1 work shall be on or before June 30, 2010.

Based on the integrated results from the abovementioned technical studies, and using a wide range of evaluation techniques, Pitkin has developed a concept with which new well/s will be drilled, completed and produced. Since the West Linapacan Field is expected to be highly-fractured, as confirmed from the previously drilled production wells, Pitkin is looking at drilling sub-horizontal section/s that will follow fracture trends that will yield optimum flow rates. The producing wellbore sections will use "smart completion" technologies enabling the isolation of sections where formation water breaks through. With regard to the production facilities, Pitkin proposes to put up a turret-mounted storage vessel with on-board processing facility which they presented to the partners for consideration during a January 2010 technical meeting. The consortium has asked the operator to continue to explore other cost-effective, technologically feasible development concepts for the field.

4.0 SERVICE CONTRACT NO. 6A (Octon)

The Octon Block Consortium adopted the work program submitted by our Technical Advisor Vitol GPC Investments SA in late 2008 as the consortium's work commitment which the SC 6A partnership used as its commitment during negotiations with the DOE for the 15-year extension of the production term of SC6A. The work program consisted of various activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Field Development. In a June 2009 letter, the DOE approved the extension of the production term of the Octon Block. The fifteen (15) year extension shall be for a series of three 5 year terms, subject to compliance with certain conditions such as yearly submission of work program and budget and payment of technical assistance and training fund to the DOE. The term extension is reckoned from March 1, 2009.

Since the commerciality of the Octon Field depends on it being tied up to the Galoc development, the realization of which had already been delayed by the frequent operations downtime in the Galoc Field, GPC proposed and was granted approval by the consortium to re-process some 75 sq-km of 3D seismic data in the Octon area in conjunction with the re-processing of Galoc 3D data as part of the Galoc Phase 2 evaluation activities. Geophysical contractor CGGVeritas completed the pre-stack time migration phase last August 2009, while the pre-stack depth migration was completed towards the end of the year. Initial results from the ongoing re-evaluation of the re-processed data indicate a much improved image of the Octon reservoir. Vitol GPC is also rebuilding their models in the light of the positive results of the Octon seismic reprocessing. This program now forms the bulk of GPC's revised work program for 2010, possibly extending to 2011.

5.0 SERVICE CONTRACT NO. 6 (Cadlao)

In 2008, Blade Petroleum submitted to the DOE their preliminary Plan of Development (POD) for the Cadlao Field. With the POD, Blade Petroleum committed to re-activate the Cadlao Field, which last produced in 1991, via two (2) new production wells at a target total project cost of USD 100 MM.

During the early part of 2009, Blade Petroleum and the DOE had a series of negotiations for the finalization and acceptance of the POD. The POD was finally approved by the DOE on June 17, 2009.

6.0 SERVICE CONTRACT NO. 6B (Bonita)

In August 2008, VenturOil proposed a Work Program and Budget (WPB) which form the basis for their due diligence during their extended option exclusivity period ending March 2009. Their proposal included geological and geophysical studies, and reservoir evaluation. The Bonita Consortium agreed during the September 2008 partners' meeting to adopt this proposed WPB as the consortium's commitment and justification for the final 15-year extension of the contract term. In March 2009, the negotiations for the extension between the DOE and the Company are still in process.

An extension was granted by the Bonita Block consortium until September 2009 in order for VenturOil to complete their original and amended work program with the end view of submitting a drilling prognosis and program for the different areas that they are farming into, including the Bonita Block.

Similar to the SC 6A Octon Block, Philodrill had a series of negotiations with the DOE during the first quarter of 2009 for the extension of the production term of SC 6B – Bonita Block contract which expired on February 28, 2009. In support of the request, Philodrill submitted Venturoil's proposed work program as the Bonita Consortium's commitment. In June 2009, the DOE granted the extension of the production term of the contract on similar terms and conditions as that of the SC 6A extension and likewise reckoned from March 1, 2009.

In October 2009, the Bonita Block Consortium informed Venturoil that they no longer have the right to the option on the block and that Venturoil should be recognized first by the DOE as a qualified service contractor should they pursue negotiations for farm-in into the block.

7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

Following the unsuccessful drilling of the Lumba Lumba-1/1A well in 2008, Tap Oil proposed to undertake pre-stack data migration and inversion of their Alpine 3D seismic data in Sulu Sea. Tap Oil aimed to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of the numerous prospects in the block and is integral to the selection of the next prospect for drilling. They contracted the Australia-based geophysical contractor DownUnder Geosolutions to perform the re-processing and data inversion. The contractor completed the 3D seismic data re-processing and delivered the full inversion data volume and processing report in July 2009. For the rest of the year, they continued to work on the re-evaluation of the entire SC 41 block and have started to undertake a promotional campaign to invite potential new partners into the Sulu Sea block.

8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

During the first quarter of 2009, block Operator Pitkin Petroleum continued with the interpretation of the acquired magneto-telluric partial data for the 68 stations covered by the survey, the results of which were incorporated in the design of the planned 2D seismic acquisition earlier set for April 2009. For the seismic survey, tenders were sent out as early as late 2008, the received bids were evaluated and a chinese geophysical contractor, BGP,Inc., was selected.

In April 2009, Pitkin Petroleum requested for the extension of Sub-Phase 1 for Pitkin to acquire its onshore seismic commitment for SC 53. In response to Pitkin's request, the DOE merged the first 2 sub-phases to form a new Sub-Phase 1 (July 2005 to March 2011) with the work commitment of minimum 200 line-km 2D seismic acquisition and drilling of one well. The new Sub-Phase 2 will be for the period March 2011 to July 2012 with a commitment to drill 2 wells. The DOE likewise increased the Onshore Mindoro Block area from 600,000 hectares to 734,000 hectares.

Pitkin's seismic acquisition program which was originally scheduled to commence in April was deferred to November when weather conditions are more favorable for onshore seismic acquisition. Actual recording started at the San Jose Area in late November 2009 and as of February 21, 2010, BGP had acquired 95.45 line-kilometers which translate to 47.47% of the programmed 200.85 line-kilometers.

9.0 SWAN BLOCK (Deepwater Northwest Palawan)

In November 2009, PNOC-Exploration Corporation (PNOC-EC) advised Philodrill that their technical and legal groups continue to evaluate the relavant data that Philodrill had provided

PNOC – EC to assess the block's potential and the merit of Philodrill's proposed participation in SC 57 and SC 58 blocks.

Additional information required by Item 1 (a) is also contained in Note 10 to the Company's 2009 Audited Financial Statements.

INVESTMENTS IN ASSOCIATES

The Company's associates are Penta Capital Investment Corporation (PCIC) and Penta Capital Holdings, Inc. (PCHI), where the company has 40% and 13.76% equity interest, respectively.

PCIC posted a consolidated net income of P22.4 million in 2009, 3% higher than the 2008 profit level of P21.7 million. Gross revenues decreased to P91.7 million in 2009 compared to P99.4 million in 2008.

PCHI's consolidated net income increased by P3.1 million from P7.7 million in 2009 to P4.6 million in 2008. Gross revenues totaled P48.8 million in 2009 as compared to P35.2 million in 2008.

Additional information is also contained in Note 8 of the Report of the Independent Auditors.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Business of Issuer

(a) Description of Registrant

Products

The Company and other participants (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the

Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor.

The Company's share in the jointly controlled assets of the SCs and GSECs is included under the "Wells, platforms and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets. The Company follows full cost method of accounting for all exploration costs relating to each SC/GSEC. These costs are deferred pending determination of whether the contract area contains oil and gas in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. Reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions. Additional information required by Item 1 (2) (a) is also contained on Notes 6 and 10 to the Company's 2009 Audited Financial Statements.

The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido, Matinloc, North Matinloc and Galoc. The crude oil revenues from these oilfields contributed about 97% of the total gross revenues. Information as to production volume follows (in barrels):

	2009	2008	2007
Nido	83,342	87,731	100,125
Matinloc	67,595	46,075	84,123
North Matinloc	32,956	0	0
Galoc (post-EPT)	1,334,919	0	0
Total	1,518,812	133,806	184,248

The Company also generates revenues from its equity investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 2.7% of the total gross revenues.

Investee Companies

The Company is a 40% shareholder of Penta Capital Investment Corporation (PCIC), an investment house. Aside from investment banking and financial advisory services, PCIC also specializes in providing securitization services, short-term bridge financing facilities and assistance in raising working capital funds.

The Company also has investments in Penta Capital Holdings, Inc. (PCHI) engaged in various real estate, financial and securities transactions. The Company has a 13.76% ownership in PCHI. PCIC also has 29.54% ownership interest in PCHI, making the Company's effective ownership in PCHI at 25.58%.

Additional Information:

a) Distribution Method of the Products or Service
The Company, as the lead operator of the SC14 Blocks A, B and B-1 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido, Matinloc and North Matinloc oilfields. The oil produced and saved from these areas was mainly sold to Pilipinas Shell Corporation. The proceeds from the sale of crude oil were distributed by the operator to the different consortium members in accordance with their respective participating interests.

For SC14C-1 consortium, the operator GPC sold the crude oil to several foreign firms and to Petron Corporation as well.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition -

b.1) Petroleum Revenue – 2009 crude oil production from SC14 A,B&B-1 (Nido, Matinloc and North Matinloc) were sold to Pilipinas Shell while crude oil production from SC14 C-1 (Galoc) were sold to Petron Corporation and several foreign firms.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the buyers of crude oil produced from Nido, Matinloc, North Matinloc and Galoc oilfields in 2009 were Pilipinas Shell, Petron Corporation and several foreign firms.

c.2) Investment Income - the Company's equity share in associates' earnings is dependent on the financial performance of its investee company, Penta Capital Investment Corporation and Penta Capital Holdings, Inc.

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 15 to the Company's 2009 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incurs expenses in the oil exploration projects wherein the company is a participant, expense on the evaluation and studies on these projects form part of deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to adversely affect the businesses and financial conditions of the Company. The Company did not directly incur any expenses for such activities during the last three (3) years. Any costs of compliance with environmental laws will either be

charged as ordinary operating expense or capitalized as part of project investment.

j) Employees – As December 31, 2009, the Company has 29 employees. The Company does not anticipate hiring additional personnel within the ensuing twelve (12) months.

Type of employee	Exploration/ Technical	Finance/Administration Legal/Stocks
Executive Officers - Administrative	2	3
AVP, Managers – Technical/Operations	3	3
Rank and File – Clerical	5	13
Total	10	19

The present employees are not subject to Collective Bargaining Agreement. For the past three (3) years, there had not been any strike threat. All regular officers and employees are entitled to supplemental benefits as provided under the applicable labor laws and existing Company's schedule of benefits (i.e. leaves, medical and other cash aid programs, bonuses, retirement, life/hospitalization insurances and others). The Company will continue to provide for such benefits within the ensuing twelve (12) months.

k) Mining and Oil Companies – In line with its primary business purpose, the Company remains a participant in certain petroleum exploration projects. The amount of the Company's interests in these contracts and a brief description of the areas and status of works performed therein are provided in Item 1 (a) above under the heading "Petroleum Projects".

Item 2. Properties

The information required by Item 2 is contained in Notes 6 and 7 to the Company's 2009 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc, Galoc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium unit, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC/GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC6A (Octon)	44.43000%	P469,149
SC41 (Sulu Sea)	3.39800	148,388
SC53 (Onshore Mindoro)	22.00000	83,838
Swan Block (NW Palawan) Unified	32.97500	99,392
SC6B (Bonita)	21.87500	12,711
Others		10,256
	Total	P823,734

Item 3. Legal Proceedings

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against, the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2009 and 2008 and the first quarter of the current year 2010, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2010	First Quarter	P0.015	P0.013
2009	First Quarter	P0.012	P0.009
	Second Quarter	0.016	0.011
	Third Quarter	0.018	0.012
	Fourth Quarter	0.016	0.014
2008	First Quarter	P0.034	P0.025
	Second Quarter	0.035	0.028
	Third Quarter	0.031	0.026
	Fourth Quarter	0.027	0.0085

(2) Holders

There were 9,320 shareholders of record as of December 31, 2009. Common shares outstanding as of December 31, 2009 totaled 191,868,805,358 shares.

The Company offered to all its shareholders the right to subscribe to one (1) offer share for every four (4) common shares held as of record date of October 16, 2008. In February 2008, the Company filed its application for the listing and trading of the offer shares with Philippine Stock Exchange (PSE) and the PSE approved the application on September 24, 2008. On May 26, 2008, the Company filed a Registration Statement covering the offer shares with the SEC and it was approved by the SEC on September 18, 2008.

On October 28, 2008, the Company requested for the deferment of the original offer period set for November 3-28, 2008 to January 15 to February 11, 2009, and the amendment of the terms of the stock rights offering to change the minimum initial payment for subscription from 50% upon subscription and the balance upon call not later than December 31, 2009 to 25% upon subscription, 25% after sixty days from end of the offer period and the balance upon call not later than December 31, 2009. The PSE approved the same on October 29, 2008. A similar application for deferment of the original offer period and amendment of the minimum initial subscription payment was filed with the SEC. On November 6, 2008, the SEC approved the deferment of the offer period.

On November 11, 2009, the Board of Directors approved the resolution that in view of the Company's receipt of revenues from the Galoc Project and considering recent calamities and prevailing economic conditions, the 50% balance on subscriptions to the Company's 2009 stock rights offering shall be called for payment no later than December 31, 2010, instead of December 31, 2009.

On April 13, 2009, the SEC had approved the Company's increase in authorized capital stock from 155.0 billion shares with par value of P0.01 each, to 200.0 billion shares with par value of P0.01 each.

Top 20 stockholders as of December 31, 2009:

NAME	NO. OF SHARES HELD	% TO TOTAL
1. PCD NOMINEE CORPORATION	140,739,096,810	73.3517
2. NATIONAL BOOKSTORE, INC.	11,065,631,002	5.7672
3. VULCAN INDUSTRIAL & MINING CORP.	9,842,830,823	5.0778
4. ALAKOR CORPORATION	5,115,639,206	2.6662
5. ALAKOR SECURITIES CORPORATION	2,422,303,400	1.2624
6. DOMINGO U. LIM	710,000,000	0.3700
7. ALSONS CONSOLIDATED RESOURCES, INC.	566,720,000	0.2953
8. CONRADO S. CHUA	490,565,136	0.2556
9. RCBC TA# 72-230-8	385,482,500	0.2009
10. NICASIO ALCANTARA	363,200,000	0.1892
11. TRAFALGAR HOLDINGS PHILS., INC.	360,993,600	0.1881
12. ALBERT AWAD	351,561,991	0.1832
13. RCBC TA# 32-314-4	336,882,100	0.1755
14. ALBERTO MENDOZA &/OR JEANIE MENDOZA	317,910,514	0.1656
15. CHRISTINE C. CHUA	254,097,005	0.1324
16. PHIL. REMNANTS CO., INC.	188,247,468	0.0981
17. AYALA CORPORATION	188,068,125	0.0980
18. ANITA N. TY	179,929,796	0.0937
19. CARMENCITA O. REYES	176,415,750	0.0919
20. SALVADOR LACSON	173,085,000	0.0902

(3) Dividends

NO dividends were declared during the last two (2) years 2008 and 2009. For the first quarter of the current year 2010, the Board of Directors approved the declaration of a 2% cash dividend equivalent to P0.0002 per share subject to finalization of the Company's 2009 audited financial statements.

The Company's ability to declare and pay dividends is restricted by the availability of funds, balance of the Retained Earnings and the provision of existing loan agreements.

(4) Recent Sales of Unregistered Securities

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

Item 6. Management's Discussion and Analysis or Plan of Operation.

(a) Management's Discussion and Analysis or Plan of Operation

Audited Financial Statements for Years 2007 to 2009

(In thousands of Pesos)	As of 31 Dec 2009	As of 31 Dec 2008	As of 31 Dec 2007
Income Statement			
Petroleum Revenues	328,780	133,367	168,952
Operating Income	108,953	16,891	29,500
Net Income	108,605	15,100	28,056
Assets			
Current Assets	263,583	109,039	78,380
Non-Current Assets	1,454,900	1,389,900	1,456,378
Total Assets	1,718,483	1,498,939	1,534,758
Liabilities			
Current Liabilities	17,180	151,482	132,948
Non-Current Liabilities	0	8,357	3,471

Stockholders' Equity	1,701,303	1,339,100	1,398,339
Earnings (Loss) Per Share	P0.0006	P0.0001	P0.0002

(1) Plan of Operation

(A) The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

Issuing subscriptions call on the balance of the Subscriptions Receivable as of December 31, 2009;
Collecting a portion of Accounts Receivables as of December 31, 2009;
Selling a portion of its existing investments and/or assets; or
Generating cash from loans and advances.

(B) The Company continues to consider farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

(C) The Company does not expect to make any significant purchase or sale of any plant and equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

(2) Management's Discussion and Analysis

Financial highlights for the years 2009, 2008 and 2007 are presented below:

(in thousands of pesos)	2009	2008	2007
Petroleum Revenues	328,780	133,367	168,952
Investment Income	9,342	10,237	8,280
Interest Income	2,628	3,168	3,320
Net Income	108,605	15,100	28,056
Total Assets	1,718,483	1,498,939	1,534,758
Net Worth	1,701,303	1,339,100	1,398,339

Issued & Subscribed Capital	1,918,688	1,534,950	1,534,950

The top five (5) key performance indicators of the Company are as follows:

	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Current Ratio	15.34:1	0.72:1	0.59: 1
Current Assets	263,582,981	109,038,805	78,380,417
Current Liabilities	17,179,577	151,482,198	132,947,856
Debt to Equity Ratio	0.01:1	0.12:1	0.10: 1
Total Liabilities	17,179,577	159,839,150	136,419,392
Stockholders Equity	1,701,303,320	1,339,099,455	1,398,338,975
Equity to Debt Ratio	99.03:1	8.38:1	10.25: 1
Stockholders Equity	1,701,303,320	1,339,099,455	1,398,338,975
Total Liabilities	17,179,577	159,839,150	136,419,392
Book Value per Share	0.00919	0.00873	0.00911
Stockholders Equity	1,701,303,320	1,339,099,455	1,398,338,975
Weighted Average shares outstanding	185,201,734,604	153,382,211,326	153,495,044,287
Income per Share	0.0006	0.0001	0.0002
Net Income	108,605,259	15,100,065	28,055,657
Weighted Average shares outstanding	185,201,734,604	153,382,211,326	153,495,044,287

Current Ratio is 15.34:1 as of December 31, 2009, 0.72:1 as of December 31, 2008; and 0.59:1 as of December 31, 2007. As of December 31, 2009, current assets exceeded the current liabilities by P246.4 million while for the period as of December 31, 2008 and 2007, the current liabilities exceeded its current assets by P42.4 million and P54.6 million, respectively. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P110.6 million as of December 31, 2009, P51.0 million as of December 31, 2008 and P126.1 million as of December 31, 2007. If these shares would be considered part of Current Assets, the recomputed current ratio would be 21.78:1 as of December 31, 2009; 1.06:1 as of December 31, 2008; and 1.54:1 as of December 31, 2007.

The Company has a wholly-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	December 31, 2009
Current Ratio	*0*
Current Assets	0
Current Liabilities	57,863
Debt to Equity Ratio	*0.0063:1*
Total Liabilities	57,863
Stockholders Equity	9,141,264
Equity to Debt Ratio	*157.98:1*
Stockholders Equity	9,141,264
Total Liabilities	57,863
Book Value per Share	*0.0007*
Stockholders Equity	9,141,264
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 21 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by operations, collection of subscriptions and other receivables, loans/financing from banks and potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 11 and 21 to the Company's 2009 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P1.534 billion as of year-end 2007 to P1.499 billion as of year-end 2008. From the December 31, 2008 balance, total assets increased by P219.5 million to its December 31, 2009 balance of P1.718 billion.

- Cash account decreased by P2.8 million from P3.8 million as of December 31, 2007 to P1.0 million as of December 31, 2008. However, Cash increased by P101.2 million from its December 31, 2008 balance to December 31, 2009 balance of P102.2 million. The increase was due to the reimbursement of expenses relative to SC14 Nido, Matinloc and Galoc blocks and collection of share in Galoc revenues.

- Receivables account from its year-end 2007 balance increased by P40.1 million due to the some accruals booked as of year-end. While from its year-end 2008 balance of P104.9 million to year-end 2009 balance of P120.8, a net increase of P15.9 million was reflected due to the booking of trade receivables during the period.

- Crude oil inventory as of year-end 2007 decreased by P8.1 million due to lower level of inventory as of year-end 2008. As of December 31, 2009, a much higher level of crude oil inventory was booked due to the Galoc crude in storage, the year-end 2008 balance of P1.6 million increased to P40.5 million.

- Other current assets increased by P1.5 million from its December 31, 2007 balance of P0.125 million to December 31, 2008 balance of P1.6 million. It decreased by P1.4 million as of December 31, 2009 due to the amortization of prepaid expenses booked during the period.

- Investments in associates increased by P8.2 million from the year-end 2007 balance of P211.6 million to year-end 2008 balance of P219.9 million. While the year-end 2008 balance increased by P7.3 million to year-end 2009 balance of P227.2 million mainly due to the equity share in affiliates' earnings net of cash dividend booked in 2009.

- Available-for-sale (AFS) investments decreased by P75.2 million from its year-end 2007 balance of P126.1 million to year-end 2008 balance of P51.0 million. While for year-end 2008 to year-end 2009 balance, a net increase of P59.6 million was reflected mainly due to the adjustment in the valuation allowance pertaining to the listed stock investments of the Company.

- Other non-current assets decreased by P0.18 million from its year-end 2007 balance of P0.93 million to year-end 2008 balance of P0.75 million. While for year-end 2008 to year-end 2009 balance of P0.27 million, a decrease of P0.5 million was reflected due to the amortization of other deferred charges during the period.

b) Total current liabilities increased from P132.9 million in 2007 to P151.5 million in 2008, and it decreased by P134.3 million which brought the year-end 2009 balance to P17.2 million.

- Loans payable increased by a total of P33.0 million, from its year-end 2007 balance of P88.7 million to year-end 2008 balance of P121.7 million mainly due to additional loans availed during the period. A decrease of P121.7 million was reflected due to the full settlement of all loans during the period, from year-end 2008 balance to zero balance as of year-end 2009.

- Accounts payable and accrued liabilities decreased by P15.1 million from its year-end 2007 balance of P37.1 million to year-end 2008 balance of P22.1 million due to settlement of some accounts. For year-end 2008 balance to year-end 2009 balance of P14.1 million the decrease of P8.0 million was also due to payments made during the period.

- Additional information is also contained in Notes 11 and 12 of the Report of the Independent Auditors for 2009.

- Income tax payable increased by P0.6 million from its year-end 2007 zero balance to year-end 2008 balance. For year-end 2009, income tax payable balance was P1.0 million.

- Dividends payable reflected a 100% decrease from its year-end 2008 balance of P5.0 million to zero balance as of year-end 2009. The decrease was due to the reversal to Retained Earnings, of the long outstanding dividends declared from 1980 to 1989 which may no longer be claimed. However, any future claims of dividends will still be honored.

- From year-end 2007 balance of P3.5 million, net retirement benefits liability increased by P3.7 million due to accrual of additional liability as of year-end of 2008. For the year 2009, full settlement of the retirement benefits liability amounting to P7.2 million was made. As of year-end 2009, a net retirement benefits asset amounting to P0.9 million was recognized.

- Deferred income tax liability decreased by 100% from its year-end 2008 balance of P1.1 million to zero balance as of year-end 2009.

c) Stockholders' equity decreased by P59.2 million from its year-end 2007 balance of P1.398 billion to year-end 2008 balance of P1.339 billion. While for year-end 2008 to year-end 2009, the stockholders' equity increased by P362.2 million.

- Subscribed capital stock decreased by 100% from its year-end 2007 balance of P5.7 million to year-end 2008 balance of P0.001 million due to issuance of shares on fully paid subscriptions. From year-end 2008 balance to year-end 2009, an increase of P373.7 million was reflected due to the subscription to the company's 1-for-4 stock rights offering which was concluded last February 11, 2009.

- Subscriptions receivable decreased by 100% from its year-end 2007 balance of P0.8 million to year-end 2008 balance of P687.00. From year-end 2008 balance to year-end 2009, an increase of P186.8 million was reflected due to the 50% balance on subscriptions to the company's stock rights offering.

- Net unrealized loss on decline in value of AFS financial assets increased by P75.2 million from its year-end 2007 balance of P87.9 million to year-end 2008 balance of P163.0 million. From year-end 2008 balance to year-end 2009 balance of P111.4 million, the unrealized loss on the decline decreased by P51.7 million due to the recovery/adjustment in the valuation allowance of AFS financial assets.

- Deficit decreased by P15.1 million from its year-end 2007 balance of P49.5 million to year-end 2008 deficit balance of P34.4 million the decrease was due to the net income booked for 2008. Due to the P108.6 million net income booked for 2009, the deficit balance as of year-end 2008 was erased and brought a balance of P79.2 million in Retained Earnings as of year-end 2009.

d) Petroleum revenues in 2009 totaled P328.8 million as compared to P133.4 million in 2008 and P169.0 million in 2007. For the year 2009, the increase in revenues was accounted for mainly due to the booking of the company's share in Galoc revenues following the termination of the Extended Production Testing (EPT) period. Production increased by 1.385 million bbls. from its 2008 level of 133,806 bbls. to 1,518,812 bbls. in 2009. The average price per barrel in 2009 was US$72.76 as compared to US$ 72.61 in 2008 and US$ 64.23 in 2007.

   Equity in net earnings of associates amounted to P9.3 million in 2009, P10.2 million in 2008 and P8.3 million in 2007. Interest income totaled to P2.6 million in 2009, P3.2 million in 2008 and P3.3 million in 2007. For 2007, P18.9 million gain on sale of noncurrent asset was booked. Other income totaled to P0.3 million in 2009, P5.5 million in 2008 and P0.8 million in 2007.

d) Total costs and expenses totaled to P224.5 million in 2009, P119.3 million in 2008, and P155.1 million in 2007. Share in production, depletion and depreciation costs amounted to P175.9 million in 2009, P88.1 million in 2008, and P125.1 million in 2007. Interest and financing charges amounted to P6.7 million in 2009, P17.6 million in 2008, and P16.4 million in 2007. The decrease in interest from its 2008 expense to 2009 expense was due to the full settlement of loans made during the year. General and administrative expenses totaled to P48.6 million in 2009, P31.2 million in 2008, and P30.0 million in 2007.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

(2) Interim Periods

No interim financial statements are included in this report.

Item 7. Financial Statements

The 2009 Audited Consolidated Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Information on Independent Accountant and other Related Matters

Information on Independent Accountant. The accounting firm of Sycip, Gorres, Velayo & Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed as the external auditor of the Company in the 2006, 2007 and 2008 annual stockholders' meeting.

External Audit Fees and Services. The fees of the external auditor in the past three (3) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2009	P475,000	-0-	-0-
2008	P440,000	-0-	-0-
2007	P400,000	-0-	-0-

For the past three (3) years, the Company has not engaged the services of SGV except for the audit of the annual financial statements in connection with statutory and regulatory filings for years 2009, 2008 and 2007. The amounts under the caption "Audit and Audit Related Fees" for the years 2009, 2008 and 2007 pertain to these services. The Audit Committee has an existing policy, which prohibits the Company from engaging the independent accountant to provide services that may adversely impact their independence, including those expressly prohibited by SEC regulations.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure. There have been NO changes in and disagreements with accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

The Company did NOT engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant expressed reliance on its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

The Audit Committee reviews and recommends to the Board and stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. For year 2010, SGV will be recommended for appointment as external auditors during the stockholders' meeting.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

(a) Directors, Executive Officers Promoters and Control Persons

(1) Identify Directors and Executive Officers

(A) Names and Ages of all Directors and Executive Officers

Name	Age	Citizenship	Position	Period of service From	To
Alfredo C. Ramos	66	Filipino	Chairman of the Board President	1992 1989	Present Present
Nicasio I. Alcantara	66	Filipino	Director Independent Director	1991 2005	2005 Present
Christopher M. Gotanco	60	Filipino	Director	2005	Present
Honorio A. Poblador III	62	Filipino	Director Independent Director	1992 2002	2001 Present
Presentacion S. Ramos	67	Filipino	Director	1997	Present
Augusto B. Sunico	81	Filipino	Director	1984	Present
Adrian S. Ramos	31	Filipino	Director	Jan 2006	Present
Francisco A. Navarro	66	Filipino	Director Exec. Vice Pres.	Mar 2006 2005	Present Present
Marciano A. Padilla	39	Filipino	Director	Jan 2009	Present
Reynaldo E. Nazarea	58	Filipino	Treasurer VP-Admin.	2005 1987	Present Present
Alessandro O. Sales	51	Filipino	VP-Exploration & Production	2005	Present

Adrian S. Arias	47	Filipino	Corporate Secretary	1992	Present

The Company's independent directors are Messrs.Honorio A. Poblador III and Nicasio I. Alcantara.

(B) Positions and offices that each person named above held with the Company

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Mr. Christopher M. Gotanco was elected director in 2005.

Ms. Presentacion S. Ramos has been a director since 1997.

Atty. Augusto B. Sunico has been a Director since October 1989, He retired as EVP & Treasurer on April 30, 2005.

Mr. Nicasio I. Alcantara has been a director of the Company since 1991 and was elected independent director in 2005. Mr. Alcantara has served as a director and/or officer in the following companies: Conal Corporation; Alsons Insurance Brokers Corporation; Sarangani Agricultural Co., Inc.; Alsons Aquaculture Corporation; Aquasur Resources Corporation; Finfish Hatcheries, Inc.; Buayan Cattle Co., Inc.; Alsons Development & Investment Corporation; Alsons Land Corporation; Lima Land, Inc.; C. Alcantara & Sons, Inc. and Refractories Corp. of the Philipines. Mr. Alcantara has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2005.

Mr. Honorio A. Poblador III has been a director of the Company since 1992 and was elected independent director in 2002. Mr. Poblador has served as a director and/or officer in the following companies: Phil. Overseas Telecommunications Corp.; Alsons Consolidated Resources, Inc.; Elnor Investment Co., Inc. and Philcomsat. Mr. Poblador has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2002.

Mr. Adrian. S. Ramos was elected director on January 18, 2006 to replace Mr. Gerard H. Brimo who resigned as director.

Mr. Francisco A. Navarro was elected director on March 22, 2006 to replace Mr. Maximo G. Licauco III who resigned as director. He is the company's Executive Vice President since May 1, 2005 and has headed the company's exploration division since 1986.

Mr. Marciano A. Padilla was elected director on January 21, 2009 to replace Dr. Walter W. Brown who resigned as director.

Mr. Reynaldo E. Nazarea became the company's Treasurer on May 1, 2005. He has been the company's Vice President for Finance and Administration since 1987.

Mr. Alessandro O. Sales became the Vice President for Exploration in May 2005, and subsequently Vice President for Exploration and Production in March 2008.

Atty. Adrian S. Arias has been the company's Corporate Secretary since 1992.

(C) Term of Office as Director and Period of Service

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. *Officers are appointed or elected annually by the Board of Directors during its* organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified, in accordance with the Company's By Laws.

(D) Business experience of directors/officers during the past five (5) years

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

Anglo Philippine Holdings Corp.	Alakor Corporation
Alakor Securities Corporation	National Book Store, Inc.
Philippine Seven Corporation	MRT Holdings Inc.
MRT Development Corporation	Crossings Department Store Corp.
Shangri-La Plaza Corporation	Shang Properties, Inc.

United Paragon Mining Corp.	Vulcan Industrial & Mining Corp.

Mr. Nicasio I. Alcantara is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, financial services, agriculture and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Alcantara serves as a director, he is also affiliated as a director and/or officer of the following companies:

Sarangani Agricultural Co., Inc.	Alsons Development & Investment, Inc.
Alsons Land Corporation	Lima Land, Inc.
C. Alcantara & Sons, Inc.	Refractories Corp. of the Phils.
Alsons Corporation	Seafront Petroleum
BDO Private Bank, Inc.	

Mr. Christopher M. Gotanco is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in transportation, property development, mining, oil and gas exploration, and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Gotanco serves as a director, he is also affiliated as a director and/or officer of the following companies:

MRT Holdings, Inc.	MRT Development Corporation
Boulevard Holdings	Atlas Consolidated Mining & Devt. Corp.
Penta Capital Investment Corp.	Penta Capital Finance Corporation
Vulcan Industrial & Mining Corp.	Carmen Copper Corporation
North Triangle Depot Commercial Corporation	

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in property development and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Poblador serves as a director, he is also affiliated as a director and/or officer of the following companies:

Elnor Investment Co., Inc.	Asuncion Agro-Realty Corp.
Asmaco, Inc.	Myriad Resources Corp.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Ms. Ramos serves as a director, she is also affiliated as a director and/or officer of the following companies:

National Book Store, Inc.	Alakor Corporation
Crossings Department Store Corp.	Abacus Book & Card Corporation
Zenith Holdings Corporation	

Mr. Adrian S. Ramos is a Director of the company. He has served as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media, investment holdings, mining, financial services, securities and water infrastructure. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

Alakor Corporation	Alakor Securities Corporation
Music One Corporation	Zenith Holdings Corporation
Aquatlas, Incorporated	Peakpres Corporation
Anglo Philippine Holdings Corp.	United Paragon Mining Corp.
Atlas Consolidated Mining & Devt. Corp.	Carmen Copper Corporation
Vulcan Industrial & Mining Corp.	

Atty. Augusto B. Sunico is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, stock brokerage, property development, financial services and shopping center, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Atty. Sunico serves as a director, he is also affiliated as a director and/or officer of the following companies:

Sunico Malabanan Law Offices	Shangri-La Plaza Corporation
Valle Verde Country Club, Inc.	Shang Properties, Inc.
Penta Capital Investment Corp.	Marian Security Agency
Penta Capital Finance Corporation	United Paragon Mining Corporation
Vulcan Industrial & Mining Corp.	Alakor Securities Corporation
Anglo Philippine Holdings Corp.	Manuel L. Quezon University

Mr. Marciano A. Padilla is a Director of the company. He has served as a director and/or executive officer in companies engaged in the agriculture, mining, restaurant business and security services. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Padilla serves as a director, he is also affiliated as a director and/or officer of the following companies:

Angeles Feeds, Inc.	Angeles General Haulers, Inc.
Angeles Harvest, Inc.	Padi's Point Restaurant Group
Safeguard Security Group	Atlas Consolidated Mining & Devt. Corp.

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Navarro serves as a director, he is also affiliated as a director and/or officer of the following companies:

Anglo Philippine Holdings Corporation
Vulcan Industrial & Mining Corp.
Quad Alpha Condominium Corporation
Alexandra Condominium Corporation

Mr. Reynaldo E. Nazarea is the company's Treasurer and Vice President for Administration. For the past five (5) years, he has served as a director of the following companies involved in financial services:

Penta Capital Investment Corporation	Penta Capital Holdings, Inc.
Penta Capital Finance Corporation	

Mr. Alessandro O. Sales is the company's Vice President for Exploration. He has formulated and implemented the company's oil exploration and development programs for the past five (5) years.

Atty. Adrian S. Arias is the company's Corporate Secretary. He has been in active corporate law practice for more than ten (15) years.

(E) Directors with directorship(s) held in reporting companies

Alfredo C. Ramos	Abacus Book & Card Corporation Alakor Corporation Alakor Securities Corporation Anglo Philippine Holdings Corp. Atlas Consolidated Mining & Devt. Corp Crossings Department Store Corp. MRT Development Corporation

	MRT Holdings Inc. National Book Store, Inc. North Triangle Depot Commercial Corp. Philippine Seven Corporation Shang Properties, Inc. Shangri-la Plaza Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corp.
Augusto B. Sunico	Alakor Securities Corporation Anglo Philippine Holdings Corporation Shangri-la Plaza Corporation Shang Properties, Inc. Manuel L. Quezon University Penta Capital Investment Corporation Penta Capital Finance Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corporation
Presentacion S. Ramos	Alakor Securities Corporation Alakor Corporation Abacus Book & Card Corporation Anglo Philippine Holdings Corporation Crossing Deartment Store, Inc. National Book Store, Inc. Vulcan Industrial & Mining Corporation
Christopher M. Gotanco	Anglo Philippine Holdings Corporation Atlas Consolidated Mining & Devt. Corp. Boulevard Holdings, Inc. Carmen Copper Corporation MRT Holdings, Inc. MRT Development Corporation North Triangle Depot Commercial Corp. Penta Capital Investment Corporation Penta Capital Finance Corporation Vulcan Industrial & Mining Corporation
Francisco A. Navarro	Anglo Philippine Holdings Corporation Vulcan Industrial & Mining Corporation
Adrian S. Ramos	Alakor Securities Corporation Alakor Corporation Anglo Philippine Holdings Corporation Atlas Consolidated Mining & Devt. Corp. Carmen Copper Corporation Music One Corporation Peakpres Corporation United Paragon Mining Corporation Vulcan Industrial & Mining Corporation Zenith Holdings Corporation

Nicasio I. Alcantara	Alsons Land Corporation Alsons Corporation Alsons Development & Investment, Inc. BDO Private Bank, Inc. Lima Land, Inc. Refractories Corporation of the Phils. Sarangani Agricultural Co., Inc. Seafront Petroleum
Honorio A. Poblador III	Asuncion Agro-Realty Corp. Asmaco, Inc. Myriad Resources Corp. Elnor Investment Co., Inc.
Marciano A. Padilla	Atlas Consolidated Mining & Devt., Corp. Angeles Feeds, Inc. Angeles General Haulers, Inc. Angeles Harvest, Inc. Padi's Point Restaurant Group Safeguard Security Group

(2) Significant Employees

Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contribution to the business of the Company.

(3) Family Relationships

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director; and Mr. Marciano A. Padilla, Director, are the son and son-in-law, respectively, of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

(4) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer, promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 10. Executive Compensation

(1) Summary Compensation Table

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos Francisco A. Navarro Reynaldo E. Nazarea Alessandro O. Sales Isabelita L. Matela	Chairman/President Exec. Vice President Treasurer & VP-Admin VP-Exploration & Production AVP-Finance				
		2008	6,763,054	-0-	-0-
		2009	7,472,674	-0-	-0-
		2010 (est)	8,369,395		
All Officers and directors as a group unnamed					
		2008	9,263,932	-0-	-0-
		2009	10,433,103	-0-	-0-
		2010 (est)	11,522,676		

(2) Compensation of Directors

(A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

(B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and ensuing year.

(3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Alessandro O. Sales, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company car plan. Other than what is provided under applicable labor laws and existing retirement plan, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2009 the Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock, except as set forth in the table below:

Title of Class	Name and address of record/owner & relationship with issuer	Citizenship	Number of shares held (new par) class	Percent of
Common	PCD Nominee Corporation* G/F Makati Stock Exchange 6767 Ayala Avenue Makati City Stockholder	Filipino	140,739,096,810 (of record)	73.3517%
Common	National Bookstore, Inc.** 4/F Quad Alpha Centrum 125 Pioneer Street Mandaluyong City Stockholder	Filipino	11,065,631,002 (of record)	5.7672%

Common	Vulcan Industrial & Mining Corporation** 7/F Floor Quad Alpha Centrum 125 Pioneer Street Mandaluyong City Stockholder	Filipino	9,742,830,823 (of record)	5.0778%

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. The Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos had been appointed proxy for National Book Store, Inc. and Vulcan Industrial Mining Corp..*

(2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2009:

Title of Class	Name of Beneficial Owner	Amount of Ownership	Citizenship	Percent of Class
Common	Alfredo C. Ramos (D/CEO)	P58,377	Filipino	<0.003%
Common	Augusto B. Sunico (D)	94,504	Filipino	<0.004
Common	Nicasio I. Alcantara (D)	3,632,000	Filipino	0.180
Common	Honorio A. Poblador III (D)	299,900	Filipino	0.015
Common	Presentacion S. Ramos (D)	2,171,250	Filipino	<0.113
Common	Christopher M. Gotanco (D)	343,985	Filipino	0.017
Common	Adrian S. Ramos (D)	795,731	Filipino	<0.042
Common	Francisco A. Navarro (O/D)	344,706	Filipino	0.017
Common	Reynaldo E. Nazarea (O)	1,106,562	Filipino	<0 .057
Common	Alessandro O. Sales (O)	125,000	Filipino	0.006
Common	Adrian S. Arias (O)	652	Filipino	<0.000
Common	Isabelita L. Matela (O)	6,486	Filipino	<0.000

As of December 31, 2009, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 887,835,384 shares, or approximately 0.463% of the Company's outstanding capital stock.

(2) Voting Trust Holders of 5% or More

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

(3) Changes in Control

To the extent known to the Company, there are no arrangements, which may result in a change in control of the Company.

Item 12. Certain Relationships and Related Transactions

Related Party Transactions. There had been NO transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as director, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 15 to the Company's 2009 Audited Financial Statements, a copy of which is included in this Annual Report.

(a) Business purpose of the arrangement. The business purpose of related party transaction is to address immediate working capital requirements of related parties (in case of advances TO related parties) or of the Company (in case of loans/advances FROM related parties).

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 15 of the Company's 2009 Audited Financial Statements.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are NO disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. NONE, other than the repayment of money lent or advanced.

(f) There were NO transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

PART IV – CORPORATE GOVERNANCE

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

PART V - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)
(b) Reports on SEC Form 17-C – See attached

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April ___, 2010.

By:

ALFREDO C. RAMOS
Principal Executive Officer/
Principal Operating Officer


FRANCISCO A. NAVARRO
Executive Vice President


REYNALDO E. NAZAREA
Principal Financial Officer/
Comptroller


ADRIAN S. ARIAS
Corporate Secretary


ISABELITA L. MATELA
Principal Accounting Officer

APR 2 3 2010

SUBSCRIBED AND SWORN to before me this _____ day of April 2010 affiant(s) exhibiting to me his/their Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	01486401	01-04-2010	Manila
FRANCISCO A. NAVARRO	31105488	02-20-2010	Pasig
REYNALDO E. NAZAREA	32750082	04-13-2010	Mandaluyong
ADRIAN S. ARIAS	14991769	01-04-2010	Mandaluyong
ISABELITA L. MATELA	32754989	04-20-2010	Mandaluyong

ATTY. JOEL G. GORDOLA
NOTARY PUBLIC
Notary Public
NOTARIAL COMMISSION NO. [illegible]
COMMISSION EXPIRES DEC 31, 2011
PTR NO. 3176482; 1/04/2010; Q.C.
IBP NO. 774185; 1/12/2010; Q.C.
ROLL OF ATTORNEY NO. 25103

Doc. No. ____
Page No ____
Book No. ____
Series of 2010

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. These financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the consolidated financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:



Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer



Reynaldo E. Nazarea
Chief Financial Officer

SUBSCRIBED AND SWORN to before me this APR 1 4 2010 day of April 2010 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	01486401	01/04/2010	Manila
REYNALDO E. NAZAREA	32750082	04/13/2010	Mandaluyong City

ATTY. JOEL G. GORDOLA
NOTARY PUBLIC
NOTARIAL COMMISSION NO. NP-052
COMMISSION EXPIRES DEC 31, 2011
PTR NO. 3176482; 1/04/2010; Q.C.
IBP NO. 774185; 1/12/2010; Q.C.
ROLL OF ATTORNEY NO. 25103

DOC. NO. 57
PAGE NO. 13
BOOK NO. I
SERIES OF 2010

COVER SHEET

38683
SEC Registration Number

THE PHILODRILL CORPORATION AND
SUBSIDIARY

(Company's Full Name)

8th Floor, Quad Alpha Centrum,
125 Pioneer Street, Mandaluyong
City

(Business Address: No. Street City/Town/Province)

Reynaldo E. Nazarea
(Contact Person)

(02) 631-1801
(Company Telephone Number)

12 31
Month *Day*
(Calendar Year)

AACFS
(Form Type)

06 23
Month *Day*
(Annual Meeting)

Not Applicable
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Articles II and VII
Amended Articles Number/section

9,320
Total No. of Stockholders

Total Amount of Borrowings
Domestic
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.



SGV&Co
Ernst & Young

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines
Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying parent company financial statements of The Philodrill Corporation, which comprise the parent company balance sheets as at December 31, 2009 and 2008, and the related parent company statements of comprehensive income, parent company statements of changes in equity and parent company statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.



Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2009 and 2008, and its financial performance and its cash flows for the years then ended in accordance with Philippine Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 1 to the parent company financial statements, which indicates that the parent company's ability to realize its deferred oil exploration costs depends on the success of its exploration and future development work in proving the viability of its oil properties to produce oil in commercial quantities, which cannot be determined at this time.

SYCIP GORRES VELAYO & CO.



Alvin M. Pinpin
Partner
CPA Certificate No. 0094303
SEC Accreditation No. 0781-A
Tax Identification No. 198-819-157
PTR No. 2087563, January 4, 2010, Makati City

March 24, 2010


RDO NO. 41 MANDALUYONG CITY
22 APR 2010




Central Receiving and Records Division
APR 23 2010
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

THE PHILODRILL CORPORATION
PARENT COMPANY BALANCE SHEETS

	December 31	
	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4)	**₱102,188,831**	₱980,828
Receivables - net (Notes 5 and 6)	**120,766,785**	104,865,713
Crude oil inventory (Note 3)	**40,451,055**	1,596,162
Other current assets	**176,310**	1,596,102
Total Current Assets	**263,582,981**	109,038,805
Noncurrent Assets		
Property and equipment - net (Notes 6 and 7)	**292,205,238**	297,098,016
Investments in associates and subsidiary - net (Note 8)	**212,536,199**	212,536,199
Available-for-sale financial assets (Note 9)	**110,591,628**	50,972,242
Deferred oil exploration costs - net (Notes 6 and 10)	**814,535,365**	812,019,735
Retirement benefits asset (Note 17)	**906,325**	-
Other noncurrent assets	**266,689**	756,732
Total Noncurrent Assets	**1,431,041,444**	1,373,382,924
TOTAL ASSETS	**₱1,694,624,425**	₱1,482,421,729
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities (Notes 6 and 12)	**₱14,106,297**	₱22,073,923
Subscriptions payable	**2,068,842**	2,069,233
Income tax payable	**1,004,438**	578,586
Loans payable (Note 11)	-	121,724,515
Dividends payable (Note 13)	-	5,035,941
Total Current Liabilities	**17,179,577**	151,482,198
Noncurrent Liabilities		
Retirement benefits liability (Note 17)	-	7,217,836
Deferred tax liability (Note 18)	-	1,139,116
Total Noncurrent Liabilities	-	8,356,952
Total Liabilities	**17,179,577**	159,839,150
Equity		
Capital stock - ₱0.01 par value (held by 9,320 equity holders in 2009 and 9,393 equity holders in 2008) (Note 13)		
Authorized - 200.0 billion shares in 2009 and 155.0 billion shares in 2008		
Issued	**1,545,002,756**	1,534,949,112
Subscribed	**373,685,298**	1,331
Subscriptions receivable	**(186,830,286)**	(687)
Paid-in capital from sale of treasury shares (Note 13)	**1,624,012**	1,624,012
Net unrealized loss on decline in value of available-for-sale financial assets (Note 9)	**(111,378,253)**	(163,032,906)
Retained earnings (deficit)	**55,341,321**	(50,958,283)
Total Equity	**1,677,444,848**	1,322,582,579
TOTAL LIABILITIES AND EQUITY	**₱1,694,624,425**	₱1,482,421,729

See accompanying Notes to Parent Company Financial Statements.



THE PHILODRILL CORPORATION
PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31	
	2009	2008
PETROLEUM REVENUE (Notes 6 and 10)	**₱328,779,723**	₱133,367,423
COSTS AND EXPENSES		
Share in costs and operating expenses (Notes 6, 10 and 15)	**163,008,806**	85,056,688
General and administrative expenses (Note 16)	**48,618,053**	31,205,142
Depletion, depreciation and amortization (Notes 6 and 7)	**12,847,502**	3,073,145
	224,474,361	119,334,975
OTHER INCOME (CHARGES)		
Interest and financing charges (Notes 11 and 14)	**(6,696,908)**	(17,599,698)
Interest income (Notes 4 and 14)	**2,628,261**	3,168,115
Dividend income	**2,006,390**	2,007,800
Foreign exchange gains (losses) - net (Note 6)	**(906,932)**	1,600,498
Others	**275,357**	5,444,837
	(2,693,832)	(5,378,448)
INCOME BEFORE INCOME TAX	**101,611,530**	8,654,000
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 18)		
Current	**1,486,983**	651,681
Deferred	**(1,139,116)**	1,139,116
	347,867	1,790,797
NET INCOME	**101,263,663**	6,863,203
OTHER COMPREHENSIVE INCOME (LOSS)		
Changes in fair value of available-for-sale financial assets (Note 9)	**51,654,653**	(75,156,968)
TOTAL COMPREHENSIVE INCOME (LOSS)	**₱152,918,316**	(₱68,293,765)

See accompanying Notes to Parent Company Financial Statements.



ALUYONG CITY
22 APR 2010



SGV & Co
Ernst & Young

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying consolidated financial statements of The Philodrill Corporation and Subsidiary, which comprise the consolidated balance sheets as at December 31, 2009 and 2008, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009, and a summary of significant accounting policies and other explanatory notes. We did not audit the 2009 and 2008 financial statements of PentaCapital Investment Corporation (PentaCapital), a 40.00%-owned associate, and PentaCapital Holdings, Inc. (Penta Holdings), a 25.58%-owned associate. The consolidated financial statements reflect the investments in PentaCapital and Penta Holdings under the equity method, which investments represent 13% and 15% of consolidated total assets as of December 31, 2009 and 2008, respectively. The Company's equity in the net earnings of these associates comprise 9%, 68% and 30% of the consolidated net income for the years ended December 31, 2009, 2008 and 2007, respectively. The financial statements of PentaCapital and Penta Holdings were audited by other auditors whose reports thereon have been furnished to us, and our opinion on the consolidated financial statements insofar as it relates to the amounts included for Penta Holdings is based solely on their reports. The report of the other auditors on PentaCapital was qualified as discussed in the sixth paragraph.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's



preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the reports of the other auditors are sufficient and appropriate to provide a basis for our audit opinion.

Opinion

The report of the other auditors on PentaCapital was qualified because, in 2009, PentaCapital did not consider the minimum retirement liability as required under Republic Act (R.A.) No. 7641, *Retirement Pay Law* in recognizing its pension liability and the related pension expense (pension benefits) in accordance with Philippine Accounting Standard (PAS) 19, *Employee Benefits*. PentaCapital accounted for its pension benefits based on the periodic contributions required under its defined contribution plan, which provides only for retirement benefits to qualified employees reaching the age of 65 years. However, under R.A. No. 7641, an employee upon reaching the age of 60 years or more but not beyond 65, who has served PentaCapital for at least 5 years, shall already be entitled to a retirement pay. The effects to the consolidated financial statements of not adjusting PentaCapital's pension liability and pension expense to consider the minimum retirement liability prescribed under R.A. 7641 as required by PAS 19 have not been determined.

In our report dated April 22, 2009, our opinion on the 2008 consolidated financial statements was qualified in part, because the report of the other auditor on PentaCapital's December 31, 2008 consolidated financial statements was qualified because of an overstatement in the previously reported net income in 2008 for ₱2.95 million; and the nonrecognition in profit or loss in 2007 of the necessary tax expense amounting to ₱4.85 million to reflect the downward adjustment on its deferred tax assets as of December 31, 2007. In 2009, PentaCapital restated its December 31, 2008 consolidated financial statements to recognize unrealized losses on the fair value decline of the reclassified equity securities amounting to ₱2.95 million as part of profit or loss in 2008 and the income tax expense amounting to ₱4.85 million that should have been charged to profit or loss in 2007. As mentioned in Note 8 to the consolidated financial statements, the effects of the restatement on the consolidated financial statements were taken up in the 2009 consolidated profit or loss. Accordingly, our opinion on the 2008 consolidated financial statements as presented herein, is no longer qualified with respect to these matters.

In our opinion, based on our audits and the reports of the other auditors, except for the effects on the consolidated financial statements of such adjustments, if any, as might have been disclosed had the other auditors been able to satisfy themselves with respect to the matters discussed in the sixth paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation and Subsidiary as of December 31, 2009 and 2008, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with Philippine Financial Reporting Standards.



SGV & Co
ERNST & YOUNG

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company's and its subsidiary's ability to realize their deferred oil exploration costs depends on the success of their exploration and future development work in proving the viability of their oil properties to produce oil in commercial quantities, which cannot be determined at this time.

SYCIP GORRES VELAYO & CO.



Alvin M. Pinpin
Partner
CPA Certificate No. 94303
SEC Accreditation No. 0781-A
Tax Identification No. 198-819-157
PTR No. 2087563, January 4, 2010, Makati City

March 24, 2010



THE PHILODRILL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31	
	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4)	**₱102,188,831**	₱980,828
Receivables - net (Notes 5 and 6)	**120,766,785**	104,865,713
Crude oil inventory (Note 3)	**40,451,055**	1,596,162
Other current assets	**176,310**	1,596,102
Total Current Assets	**263,582,981**	109,038,805
Noncurrent Assets		
Property and equipment - net (Notes 6 and 7)	**292,205,238**	297,098,016
Investments in associates (Note 8)	**227,195,544**	219,853,948
Available-for-sale financial assets (Note 9)	**110,591,628**	50,972,242
Deferred oil exploration costs - net (Notes 6 and 10)	**823,734,492**	821,218,862
Retirement benefits asset (Note 18)	**906,325**	–
Other noncurrent assets	**266,689**	756,732
Total Noncurrent Assets	**1,454,899,916**	1,389,899,800
TOTAL ASSETS	**₱1,718,482,897**	₱1,498,938,605
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities (Notes 6 and 12)	**₱14,106,297**	₱22,073,923
Subscriptions payable	**2,068,842**	2,069,233
Income tax payable	**1,004,438**	578,586
Loans payable (Note 11)	–	121,724,515
Dividends payable (Note 13)	–	5,035,941
Total Current Liabilities	**17,179,577**	151,482,198
Noncurrent Liabilities		
Retirement benefits liability (Note 18)	–	7,217,836
Deferred tax liability (Note 19)	–	1,139,116
Total Noncurrent Liabilities	–	8,356,952
Total Liabilities	**17,179,577**	159,839,150
Equity		
Capital stock - ₱0.01 par value (held by 9,320 equity holders in 2009 and 9,393 equity holders in 2008); (Note 13)		
Authorized - 200.0 billion shares in 2009 and 155.0 billion shares in 2008		
Issued	**1,545,002,756**	1,534,949,112
Subscribed	**373,685,298**	1,331
Subscriptions receivable	**(186,830,286)**	(687)
Paid-in capital from sale of treasury shares (Note 13)	**1,624,012**	1,624,012
Net unrealized loss on decline in value of available-for-sale financial assets (Note 9)	**(111,378,253)**	(163,032,906)
Retained earnings (deficit)	**79,199,793**	(34,441,407)
Total Equity	**1,701,303,320**	1,339,099,455
TOTAL LIABILITIES AND EQUITY	**₱1,718,482,897**	₱1,498,938,605

See accompanying Notes to Consolidated Financial Statements.



THE PHILODRILL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31		
	2009	2008	2007
PETROLEUM REVENUE (Notes 6 and 10)	**₱328,779,723**	₱133,367,423	₱168,952,006
COSTS AND EXPENSES			
Share in costs and operating expenses (Notes 6, 10 and 16)	**163,008,806**	85,056,688	121,415,322
General and administrative expenses (Note 17)	**48,618,053**	31,205,142	29,960,604
Depletion, depreciation and amortization (Notes 6 and 7)	**12,847,502**	3,073,145	3,721,398
	224,474,361	119,334,975	155,097,324
OTHER INCOME (CHARGES)			
Equity in net earnings of associates (Note 8)	**9,341,596**	10,236,862	8,280,014
Interest and financing charges (Notes 11 and 15)	**(6,696,908)**	(17,599,698)	(16,360,901)
Interest income (Notes 4 and 15)	**2,628,261**	3,168,115	3,320,565
Foreign exchange gains (losses) - net (Note 6)	**(906,932)**	1,600,498	452,092
Gain on sale of:			
Available-for-sale financial assets (Note 9)	**2,410**	–	984,752
Property and equipment	–	–	18,862,704
Provision for impairment losses (Notes 1 and 3)	–	–	(658,746)
Others	**279,337**	5,452,637	764,866
	4,647,764	2,858,414	15,645,346
INCOME BEFORE INCOME TAX	**108,953,126**	16,890,862	29,500,028
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 19)			
Current	**1,486,983**	651,681	1,444,371
Deferred	**(1,139,116)**	1,139,116	–
	347,867	1,790,797	1,444,371
NET INCOME	**108,605,259**	15,100,065	28,055,657
OTHER COMPREHENSIVE INCOME (LOSS)			
Changes in fair value of available-for-sale financial assets (Note 9)	**51,654,653**	(75,156,968)	(5,068,676)
TOTAL COMPREHENSIVE INCOME (LOSS)	**₱160,259,912**	(₱60,056,903)	₱22,986,981
EARNINGS PER SHARE (Note 14)			
Basic	**₱0.0006**	₱0.0001	₱0.0002
Diluted	**₱0.0006**	₱0.0001	₱0.0002

See accompanying Notes to Consolidated Financial Statements.



THE PHILODRILL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	Capital Stock (Note 13)			Paid-in Capital from Sale of Treasury Shares (Note 13)	Net Unrealized Loss on Decline in Value of Available-for-sale Financial Assets (Note 9)	Retained Earnings (Deficit)	Total
	Issued	Subscribed	Subscriptions Receivable				
BALANCES AT DECEMBER 31, 2006	₱1,527,632,861	₱7,311,155	(₱1,157,679)	₱1,624,012	(₱82,807,262)	(₱77,597,129)	₱1,375,005,958
Issuance of capital stock	1,554,431	(1,548,004)	–	–	–	–	6,427
Collection of subscriptions receivable	–	–	339,609	–	–	–	339,609
Subtotal	1,529,187,292	5,763,151	(818,070)	1,624,012	(82,807,262)	(77,597,129)	1,375,351,994
Total comprehensive income for the year	–	–	–	–	(5,068,676)	28,055,657	22,986,981
BALANCES AT DECEMBER 31, 2007	1,529,187,292	5,763,151	(818,070)	1,624,012	(87,875,938)	(49,541,472)	1,398,338,975
Issuance of capital stock	5,761,820	(5,761,820)	–	–	–	–	–
Collection of subscriptions receivable	–	–	817,383	–	–	–	817,383
Subtotal	1,534,949,112	1,331	(687)	1,624,012	(87,875,938)	(49,541,472)	1,399,156,358
Total comprehensive loss for the year	–	–	–	–	(75,156,968)	15,100,065	(60,056,903)
BALANCES AT DECEMBER 31, 2008	1,534,949,112	1,331	(687)	1,624,012	(163,032,906)	(34,441,407)	1,339,099,455
Subscriptions of capital stock	–	383,737,611	(383,737,611)	–	–	–	–
Collection of subscriptions receivables	–	–	196,908,012	–	–	–	196,908,012
Issuance of capital stock	10,053,644	(10,053,644)	–	–	–	–	–
Reversal of dividends payable (Note 13)	–	–	–	–	–	5,035,941	5,035,941
Subtotal	1,545,002,756	373,685,298	(186,830,286)	1,624,012	(163,032,906)	(29,405,466)	1,541,043,408
Total comprehensive income for the year	–	–	–	–	51,654,653	108,605,259	160,259,912
BALANCES AT DECEMBER 31, 2009	**₱1,545,002,756**	**₱373,685,298**	**(₱186,830,286)**	**₱1,624,012**	**(₱111,378,253)**	**₱79,199,793**	**₱1,701,303,320**

See accompanying Notes to Consolidated Financial Statements.



THE PHILODRILL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	**₱108,953,126**	₱16,890,862	₱29,500,028
Adjustments for:			
Depletion, depreciation and amortization (Notes 6 and 7)	**12,847,502**	3,073,145	3,721,398
Retirement benefits costs (Note 18)	**6,875,839**	3,746,300	3,428,400
Interest and financing charges (Notes 11 and 15)	**6,696,908**	17,599,698	16,360,901
Unrealized foreign exchange losses (gains) - net	**2,880,349**	(919,142)	(85,773)
Amortization of other deferred charges	**193,299**	218,492	236,700
Equity in net earnings of associates (Note 8)	**(9,341,596)**	(10,236,862)	(8,280,014)
Interest income (Notes 4 and 15)	**(2,628,261)**	(3,168,115)	(3,320,565)
Dividend income	**(6,390)**	(7,800)	(6,300)
Gain on sale of:			
Available-for-sale financial assets (Note 9)	**(2,410)**	–	(984,752)
Property and equipment	–	–	(18,862,704)
Provision for impairment losses (Notes 1 and 3)	–	–	658,746
Operating income before working capital changes	**126,468,366**	27,196,578	22,366,065
Decrease (increase) in:			
Receivables	**(9,147,365)**	(29,857,411)	(36,355,131)
Crude oil inventory	**(38,854,893)**	8,087,268	2,725,798
Other current assets	**1,419,792**	(1,472,394)	1,153,581
Decrease in accounts payable and accrued liabilities	**(7,384,755)**	(1,996,962)	(2,605,918)
Cash generated from (used in) operations	**72,501,145**	1,957,079	(12,715,605)
Interest received (Note 23)	**1,505,689**	2,327,255	778,859
Dividend received	**6,390**	7,800	6,300
Contributions to retirement fund (Note 18)	**(15,000,000)**	–	(1,000,000)
Interest and financing charges paid (Note 23)	**(7,465,851)**	(17,619,883)	(23,393,088)
Income taxes paid, including creditable taxes applied	**(1,061,131)**	(70,983)	(3,732,499)
Net cash from (used in) operating activities	**50,486,242**	(13,398,732)	(40,056,033)
CASH FLOWS FROM INVESTING ACTIVITIES			
Additional advances to related companies (Note 15)	**(10,500,000)**	(10,000,000)	–
Acquisitions of:			
Property and equipment (Note 7)	**(7,472,299)**	(976,703)	(470,484)
Available-for-sale financial assets (Note 9)	**(5,720,638)**	–	(218,888)
Subsidiary (Note 1)	–	–	(32,588,532)
Additions to deferred oil exploration costs (Notes 10 and 23)	**(1,216,761)**	(1,220,541)	(598,151)
Dividend received (Note 8)	**2,000,000**	2,000,000	–
Proceeds from sale of:			
Available-for-sale financial assets (Note 9)	**8,315**	–	58,744,927
Property and equipment	–	–	19,000,000
Net cash from (used in) investing activities	**(22,901,383)**	(10,197,244)	43,868,872

(Forward)



	Years Ended December 31		
	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Stock subscriptions	**₱196,908,012**	₱817,383	₱346,036
Availment of loans (Note 11)	**15,000,000**	75,000,000	20,000,000
Advances from related companies	**–**	–	27,542,503
Payments of:			
Loans payable (Note 11)	**(136,724,515)**	(42,000,000)	(33,415,114)
Advances from related companies	**–**	(13,088,122)	(19,675,450)
Net cash from (used in) financing activities	**75,183,497**	20,729,261	(5,202,025)
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1,560,353)**	21,751	(24,386)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**101,208,003**	(2,844,964)	(1,413,572)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**980,828**	3,825,792	5,239,364
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 4)	**₱102,188,831**	₱980,828	₱3,825,792

See accompanying Notes to Consolidated Financial Statements.



1. Corporate Information and Authorization for Issue of Financial Statements

Corporate Information
The Philodrill Corporation (the Parent Company or TPC) was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969. The Parent Company and Phoenix Gas and Oil Exploration Company, Inc. (PGO, a wholly owned subsidiary, incorporated in the Philippines and has not yet started commercial operations), collectively referred to as the "Group", are primarily engaged in oil exploration and/or production. The Parent Company is also an investment holding company with investments in financial services and mining.

Acquisition of PGO
On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date.

The fair values of the identifiable assets of PGO as of the date of acquisition are as follows:

	Fair Values	Carrying Values
Wells, platforms and other facilities (see Note 7)	**₱21,234,458**	₱21,234,458
Deferred oil exploration costs (see Note 10)	**10,695,328**	10,695,328
	₱31,929,786	₱31,929,786

As of May 2, 2007, PGO has no liabilities. Since there was no fair value available for the acquired assets, the Parent Company assumed that the carrying value was the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired was ₱32.6 million which resulted to a goodwill of ₱0.7 million. The Parent Company immediately impaired this goodwill at the acquisition date. As of December 31, 2009, PGO has not yet started commercial operations.

The Parent Company, which is operating in only one business segment, has two associates engaged in financial services. The Parent Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding these associates as of and for the years ended December 31, 2009 and 2008 are presented in Note 8.

The Parent Company and PGO have a portfolio of oil and gas exploration projects in the Philippines. The Group's ability to realize their deferred oil exploration costs (see Note 10) depends on the success of their exploration and future development work in proving the viability of their oil properties to produce oil in commercial quantities which cannot be determined at this time. The consolidated financial statements do not include any adjustment that might result from these uncertainties. The effect of these uncertainties will be reported in the consolidated financial statements as they become known and estimable.

The registered business address of the Parent Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The Parent Company's shares are listed and are currently traded at the Philippine Stock Exchange (PSE).



Authorization for Issue of Financial Statements
The consolidated financial statements were authorized for issue by the Board of Directors (BOD) on March 24, 2010.

2. Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The consolidated financial statements of the Group have been prepared using the historical cost basis, except for crude oil inventory which is valued at market and quoted available-for-sale (AFS) financial assets which are measured at fair value. The consolidated financial statements are presented in Philippine Peso (Peso), which is the Parent Company's functional currency. All amounts are rounded off to the nearest Peso, except when otherwise indicated.

Basis of Consolidation
The consolidated financial statements comprise the financial statements of the Parent Company and PGO, its wholly owned subsidiary.

Subsidiary
A subsidiary is an entity over which the Parent Company has the power to govern the financial and operating policies of the entity, or generally has an interest of more than one half of the voting rights of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Parent Company controls another entity. A subsidiary is fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. They are deconsolidated from the date on which control ceases.

All intra-group balances, transactions, income and losses resulting from intra-group transactions that are recognized in assets are eliminated in full. However, intra-group losses that indicate impairment are recognized in the consolidated financial statements.

Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following new and amended Philippine Accounting Standards (PAS), PFRS and Philippine Interpretations based on International Financial Reporting Interpretation Committee (IFRIC) interpretations which were adopted as of January 1, 2009.

- Revised PAS 1, *Presentation of Financial Statements*, separates owner and non-owner changes in equity. All owner changes in equity are required to be presented in a statement of changes in equity, and all non-owner changes either in one statement of comprehensive income or in two separate statements, which consist of a statement of income and a statement of comprehensive income. The previous standard required components of comprehensive income to be presented in the statement of changes in equity. The revised standard also requires the income tax effect of each component of comprehensive income to be disclosed. In addition, it requires entities to present a comparative balance sheet as at the beginning of the earliest comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement, or reclassifies items in the financial statements.



The Group has elected to present comprehensive income in a single statement and elected not to change the balance sheet to statement of financial position.

The Group has not presented three balance sheets on these consolidated financial statements because it has not applied an accounting policy retrospectively, made a retrospective restatement of items on the Group's consolidated financial statements or reclassified items on the Group's consolidated financial statements that affected the balance sheet at the beginning of the earliest comparative period.

- Revised PAS 23, *Borrowing Costs*, requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions of the amended PAS 23, the Group has adopted the standard on a prospective basis. Therefore, borrowing costs are capitalized on qualifying assets with a commencement date on or after January 1, 2009. This revised standard does not have a significant impact on the Group's consolidated financial statements.

- Amendment to PFRS 7, *Financial Instruments: Disclosures*, requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and financial assets used for liquidity management. The three level fair value hierarchy and liquidity risk disclosures are presented in Notes 20 and 21, respectively.

- Amendments to PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards* and PAS 27, *Separate and Consolidated Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*, allow an entity to determine the 'cost' of investments in subsidiaries, jointly controlled entities or associates in its opening PFRS financial statements in accordance with PAS 27 or using a deemed cost method. The amendment to PAS 27 required all dividends from a subsidiary, jointly controlled entity or associate to be recognized in the income statement in the separate financial statement. The revision to PAS 27 was applied prospectively. The new requirement does not have an impact on the Group's consolidated financial statements.

- PFRS 8, *Operating Segments*, replaced PAS 14, *Segment Reporting*, upon its effective date. The Group concluded that the operating segment determined in accordance with PFRS 8 are the same as the business segment previously identified under PAS 14.

The following new and amended PFRS and Philippine Interpretations did not have a significant impact on the Group's consolidated financial statements:

- Amendment to PFRS 2, *Share-based Payment - Vesting Conditions and Cancellations*, clarifies the definition of vesting conditions and prescribes the treatment for an award that is cancelled.

- PAS 32, *Financial Instruments: Presentation* and Amendment to PAS, allows a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specified criteria.



- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives* and Amendments to PAS 39, *Financial Instruments: Recognition and Measurement*, requires an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss (FVPL) category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. PAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at FVPL.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*, requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted.

- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*, provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

- Philippine Interpretation IFRIC 18, *Transfers of Assets from Customers*, provides guidance on how to account for items of property, plant and equipment received from customers or cash that is received and used to acquire or construct assets that are used to connect the customer to a network or to provide ongoing access to a supply of goods or services or both. When the transferred item meets the definition of an asset, the asset is measured at fair value on initial recognition as part of an exchange transaction. The service(s) delivered are identified and the consideration received (the fair value of the asset) allocated to each identifiable service. Revenue is recognized as each service is delivered by the entity.

Improvements to PFRSs
In 2008 and 2009, the International Accounting Standards Board issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. Adoption of the following improvements to standards did not have any material impact on the Group's consolidated financial statements:

- PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, specifies when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

- PAS 1 clarifies assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

- Amendment to PAS 16, *Property, Plant and Equipment*, replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, and PAS 36, *Impairment of Asset.* It also clarifies that items of property, plant and equipment held for rental that are routinely sold in the ordinary



course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

- PAS 19, *Employee Benefits*, revises the definition of 'past service costs' to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. It also revises the definition of 'return on plan assets' to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. It also revises the definition of 'short-term' and 'other long-term' employee benefits to focus on the point in time at which the liability is due to be settled. It also deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, *Provisions, Contingent Liabilities and Contingent Assets.*

- PAS 20, *Accounting for Government Grants and Disclosures of Government Assistance*, clarifies that loans granted with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as a government grant.

- PAS 23 revises the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest rate method. This revised standard disallows the alternative treatment of borrowing costs, which permits the recognition of borrowing costs as expense.

- PAS 28, *Investment in Associates*, clarifies that if an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. It also defines an investment in an associate as a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

- PAS 29, *Financial Reporting in Hyperinflationary Economies*, revises the reference to the exception that assets and liabilities should be measured at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list.

- PAS 31, *Interest in Joint Ventures*, clarifies that if a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

- PAS 36 provides that, when discounted cash flows are used to estimate 'fair value less cost to sell', additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate 'value-in-use'.

- PAS 38, *Intangible Assets*, provides that, expenditure on advertising and promotional activities is to be recognized as an expense when the Company either has the right to access the goods or has received the services. Advertising and promotional activities now



specifically include mail order catalogues. It also deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

- PAS 39 provides changes in circumstances relating to derivatives - specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications. It also clarifies when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, *Insurance Contracts*, such is a change in circumstance, not a reclassification. It further removes the reference to a 'segment' when determining whether an instrument qualifies as a hedge. It requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

- PAS 40, *Investment Properties*, revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

- PAS 41, *Agriculture*, removes the reference to the use of a pretax discount rate to determine fair value, thereby allowing use of either a pretax or post-tax discount rate depending on the valuation methodology used and removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Instead, cash flows that are expected to be generated in the 'most relevant market' are taken into account.

- PAS 18, *Revenue*, specifies no transitional provisions, the amendment issued in 2009 is effective immediately and retrospectively. The amendment adds guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity: (a) has primary responsibility for providing the goods or services; (b) has inventory risk; (c) has discretion in establishing prices; and (d) bears the credit risk. The Group has assessed its revenue arrangements against these criteria and concluded that it is acting as principal in all arrangements. The revenue recognition policy has been updated accordingly.

Future Changes in Accounting Policies

The following standards and interpretations will become effective subsequent to year 2009. The Group does not expect the adoption of the applicable new and amended PFRS and Philippine Interpretations to have a significant impact on the Group's consolidated financial statements.

Effective in 2010

- Philippine Interpretation IFRIC 17, *Distributions of Non-Cash Assets to Owners*, provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability. The Company does not expect the Interpretation to have an impact on the financial statements as the Company has not made non-cash distributions to shareholders in the past.



- Revised PFRS 3, *Business Combinations (Revised)* and PAS 27, *Consolidated and Separate Financial Statements (Amended)*, introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by the revised PFRS 3 must be applied prospectively and PAS 27 must be applied retrospectively with few exceptions.

- PAS 39, *Financial Instruments: Recognition and Measurement - Eligible Hedged Items*, addresses only the designation of a one-sided risk in a hedged item and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

- PFRS 2, *Share-based Payments - Group Cash-settled Share-based Payment Transactions*, clarifies the scope and the accounting for group cash-settled share-based payment transactions. The Company has concluded that the amendment will have no impact on the financial position or performance of the Company as the Company has not entered into any such share-based payment transactions.

- Philippine Interpretation IFRIC 19, *Extinguishing Financial Liabilities with Equity Instruments*, provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. These transactions are often referred to as debt for equity swaps.

Improvements to PFRS

- PFRS 2, *Share-based Payment*, clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of PFRS 3, *Business Combinations* (Revised).

- PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs only apply if specifically required for such non-current assets or discontinued operations.

- PFRS 8, *Operating Segments*, clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

- Improvements to PAS 1, *Presentation of Financial Statements*, clarifies that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.



- Improvements to PAS 7, *Statement of Cash Flows*, explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

- PAS 17, *Leases*, removes the specific guidance on classifying land as a lease. Prior to the amendment, leases of land were classified as operating leases. The amendment now requires that leases of land are classified as either 'finance' or 'operating' in accordance with the general principles of PAS 17. The amendments will be applied retrospectively.

- PAS 36, *Impairment of Assets*, clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in PFRS 8 before aggregation for reporting purposes.

- PAS 38, *Intangible Assets*, clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. This also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives*, clarifies that it does not apply to possible reassessment at the date of acquisition, to embedded derivatives in contracts acquired in a business combination between entities or businesses under common control or the formation of joint venture.

Effective in 2011

- Philippine Interpretation IFRIC 16, *Hedge of a Net Investment in a Foreign Operation*, states that in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge are satisfied.

Effective in 2012

- Philippine Interpretation IFRIC 15, *Agreement for Construction of Real Estate*, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

Effective in 2013

- PFRS 9, *Financial Instruments*, specifies how an entity should classify and measure financial assets, including some hybrid contracts. It applies a consistent approach to classifying financial assets and replace the numerous categories of financial assets in PAS 39, each of which had its own classification criteria. This also results in one impairment method.

The Group continues to assess the impact of the above new and amended accounting standards and interpretations effective subsequent to 2009 on its consolidated financial statements in the period of initial application. Additional disclosures required by these amendments will be included in the consolidated financial statements when these amendments are adopted.



Investments in Associates
Associates are entities which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of comprehensive income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets. The share is included principally in the "Receivables", "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets. Any liabilities incurred jointly with the other venturers are recognized under "Accounts with Partners" in the consolidated balance sheets. Related revenues and expenses are recognized in the consolidated statements of comprehensive income.

Business Combination and Goodwill
Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets and liabilities of the acquired business initially at fair value. If the acquirer's interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree's identifiable assets and liabilities and the measurement of the cost of the combination; and (b) recognize immediately in profit or loss any excess remaining after that reassessment.

When a business combination involves more than one exchange transaction, each exchange transaction shall be treated separately using the cost of the transaction and fair value information at the date of each exchange transaction to determine the amount of any goodwill associated with that transaction. This results in a step-by-step comparison of the cost of the individual investments with the Group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at each exchange transaction. The fair values of the acquiree's identifiable assets, liabilities and contingent liabilities may be different at the date of each exchange transaction. Any adjustments to those fair values relating to previously held interests of the Group is a revaluation to be accounted for as such and presented separately as part of equity.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share in the net identifiable assets of the acquired subsidiary or associate at the date of acquisition.



Goodwill on acquisitions of subsidiaries is recognized separately as a noncurrent asset. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (CGU) or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU or group of CGUs is less than the carrying amount of the CGU or group of CGUs to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its impairment test of goodwill on an annual basis.

Cash and Cash Equivalents

Cash consists of cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of up to three months or less from dates of acquisition and are subject to an insignificant risk of change in value.

Financial Instruments

Date of recognition

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments

Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at FVPL, includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: financial assets at FVPL, held-to-maturity (HTM) investments, AFS financial assets, and loans and receivables, as appropriate. Financial liabilities are classified as either financial liabilities at FVPL or other financial liabilities, as appropriate. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at each balance sheet date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

As of December 31, 2009 and 2008, the Group has no financial assets classified as HTM investments, and financial assets and financial liabilities at FVPL.



Determination of fair value
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day 1 Profit
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit) in the consolidated statement of comprehensive income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of comprehensive income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Embedded derivatives
An embedded derivative is separated from the host financial or nonfinancial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized as at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of comprehensive income.

The Group has no embedded derivatives as of December 31, 2009 and 2008.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. Gains and losses are



recognized in the consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

As of December 31, 2009 and 2008, the Group's loans and receivables consist of cash and cash equivalents and receivables (see Note 20).

AFS financial assets
AFS financial assets are non-derivative financial assets that are designated as AFS financial assets or are not classified in any of the three other categories. The Group designates financial instruments as AFS financial assets if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity as "Net unrealized loss on decline in value of AFS financial assets".

When the financial asset is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of comprehensive income. Interest earned on the investments is reported as 'Interest income' using the effective interest method. Dividends earned on investments are recognized in the consolidated statement of comprehensive income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

As of December 31, 2009 and 2008, the Group classifies its investments in shares of stocks as AFS financial assets (see Note 9).

Other financial liabilities
Other financial liabilities are initially recorded at fair value. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

As of December 31, 2009 and 2008, the Group classifies its loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable as other financial liabilities (see Note 20).

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and



only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Loans and receivables
If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of comprehensive income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, the asset is included in the group of financial assets with similar credit risk and characteristics, and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of comprehensive income, to the extent that the carrying value of the asset does not exceed what its amortized cost could have been had there been no impairment at the reversal date.

In relation to receivable, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through the use of an allowance account. Impaired receivables are derecognized when they are assessed as uncollectible.

Financial assets carried at cost
If there is objective evidence of impairment on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return of a similar financial asset.



AFS financial assets
For AFS financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS financial assets, this would include a significant or prolonged decline in the fair value of the investments below its cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income, is removed from equity and recognized in the consolidated statement of comprehensive income.

Impairment losses on equity investments are not reversed through the consolidated statement of comprehensive income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of "Interest income" in the consolidated statement of comprehensive income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of comprehensive income, the impairment loss is reversed through the consolidated statement of comprehensive income.

Derecognition of Financial Assets and Financial Liabilities
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.



Financial liabilities
A financial liability is derecognized when the obligation under the liability was discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

Crude Oil Inventory
Crude oil inventory is carried at market value.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization, and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

When assets are retired or otherwise disposed of, the cost and related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of comprehensive income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proven reserves. The depletion base includes the exploration and development cost of producing oilfields.

Depreciation of property and equipment, other than wells, platforms and other facilities, is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

Depreciation and amortization of an item of property and equipment begins when it becomes available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation or amortization ceases at the earlier of the date that the item is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, and the date the asset is derecognized.



Wells in progress pertains to those development costs relating to Service Contract (SC) where oil in commercial quantities are discovered and are subsequently reclassified to "Wells, platforms and other facilities" shown under "Property and equipment" account in the consolidated balance sheet upon commercial production. Depletion of wells in progress commences upon transfer to property and equipment.

The assets' useful lives, and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Deferred Oil Exploration Costs

The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/Geophysical Survey and Exploration Contract (GSEC) area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the consolidated balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Nonfinancial Assets

The Group assesses at each balance sheet date whether there is an indication that noncurrent nonfinancial assets, which include property and equipment, investments in associates, deferred oil exploration costs and other noncurrent assets may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of comprehensive income in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of accumulated depletion, depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.



Capital Stock
Capital stock is measured at par value for all shares issued. When the Group issues more than one class of stock, a separate account is maintained for each class of stock and the number of shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration is recognized in paid-in capital in excess of par.

Retained Earnings (Deficit)
Retained earnings (deficit) represent the cumulative balance of net income (loss), dividend distributions, prior period adjustments, effects of changes in accounting policy and other capital adjustments.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Petroleum revenue
Revenue from petroleum operations is recognized as income at the time of production.

Rental income
Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income
Interest income is recognized as the interest accrues taking into account the effective yield on the asset.

Dividend income
Dividend income is recognized when the right to receive the payment is established.

Costs and Expenses Recognition
Costs and expenses are recognized in profit or loss when a decrease in future economic benefit related to a decrease in an asset or an increase of a liability has arisen that can be measured reliably. Costs and expenses are recognized in the consolidated statement of comprehensive income in the period in which they are incurred.

Borrowing Costs
Borrowing costs generally are recognized as expense in the consolidated statement of comprehensive income when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.



Retirement Benefits Costs

Retirement benefits costs are actuarially determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Upon introduction of a new plan or improvement of an existing plan, past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service cost is immediately expensed. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the present value of defined benefits obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Retirement benefits liability is the aggregate of the present value of the defined benefits obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. If there is no change or there is an increase in the present value of economic benefits, the entire net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the asset is measured with the aggregate of cumulative unrecognized net actuarial losses and past service cost at the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or there is a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date whether the fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a) there is a change in contractual terms, other than a renewal or extension of the arrangement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or
(d) there is a substantial change to the asset.



Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease income are recognized in the consolidated statement of comprehensive income on a straight line basis over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred tax

Deferred tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, and carryforward benefits of unused tax credits from excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) [excess MCIT], and unused tax losses from net operating loss carryover (NOLCO), to the extent that it is probable that sufficient future taxable profits will be available against which the deductible temporary differences, excess MCIT and NOLCO can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that sufficient future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions and Contingencies

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to passage of time is recognized as an interest expense.



Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Basic/Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares issued and outstanding during the year after giving retroactive effect to stock dividends declared and stock rights exercised during the year, if any.

Diluted earnings per share is computed by dividing net income for the year (after deducting interest on convertible preferred shares) by the weighted average number of shares issued and outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all dilutive potential common shares into common shares.

As of December 31, 2008, the Group has potential dilutive common shares from its stock rights offering and no potential dilutive common shares in 2009 and 2007.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are translated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of comprehensive income.

Segment Reporting

Currently, the Group has only one business segment. The Group is primarily involved in oil exploration and production. Revenue generated consists mainly of revenue from petroleum operations. The Group has no geographical segments.

Management monitors the operating results of its business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating income or loss in the consolidated financial statements. Group financing, excluding interest income and expense, and income taxes are managed on a group basis and are not allocated to operating segments.

Events After the Balance Sheet Date

Events after the balance sheet date that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Events after the balance sheet date that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

3. Significant Judgments, Accounting Estimates and Assumptions

The preparation of the consolidated financial statements in accordance with PFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenses during the year. The judgments,



estimates and assumptions used in the preparation of the consolidated financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the consolidated financial statements. Future events may occur which can cause the assumptions used in arriving at those judgments and estimates to change. The effects will be reflected in the consolidated financial statements as they become reasonably determined.

Judgments
In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of functional currency
The Parent Company, based on the relevant economic substance of the underlying circumstances, has its functional currency determined to be the Peso. It is the currency of the primary economic environment in which the Parent Company operates.

Classification of financial instruments
The Group classifies a financial instrument, or its components, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated balance sheet. The classification of financial assets and financial liabilities of the Group are presented in Note 20.

Classification of leases
The Group has entered into commercial property leases where it has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases. The Group's rent income is included in "Other income" in the consolidated statements of comprehensive income.

Estimates and Assumptions
The key assumptions concerning the future and other key sources of estimation as of balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting year are discussed below:

Impairment of loans and receivables
The Group assesses on a regular basis if there is objective evidence of impairment of loans and receivables. The amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. The Group uses individual impairment assessment on its loans and receivables. The Group did not assess its loans and receivables for collective impairment due to the few counterparties which can be specifically identified. The amount of loss is recognized in the consolidated statement of comprehensive income with a corresponding reduction in the carrying value of the loans and receivables through an allowance account.

Total carrying value of loans and receivables amounted to ₱223.0 million and ₱105.8 million as of December 31, 2009 and 2008, respectively (see Notes 20 and 21). Allowance for impairment on these financial assets amounted to ₱12.7 million as of December 31, 2009 and 2008 (see Notes 5 and 21).



Measurement of market value of crude oil inventory
The market value of crude oil inventory is based on the average Dubai price net of applicable discount or including applicable premium which also represents an active market for the product. As of December 31, 2009 and 2008, the crude oil inventory amounted to ₱40.5 million and ₱1.6 million, respectively.

Determination of fair value of financial instruments
The Group carries certain financial assets and financial liabilities at fair value, which requires use of accounting estimates and judgment. Significant components of fair value measurement were determined using verifiable objective evidence (i.e., interest rate, volatility rates). However, the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any change in the fair value of these financial assets and financial liabilities would affect the consolidated statement of comprehensive income and consolidated statement of changes in equity.

The carrying values and the fair values of financial assets and financial liabilities as of December 31, 2009 and 2008 are disclosed in Note 20.

Impairment of AFS financial assets
Quoted shares - at fair value
An impairment loss arises with respect to AFS financial assets when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Group evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Group expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Group's investments.

Unquoted shares - at cost
Management believes that while the range of reasonable fair value estimates is significant, the probabilities of the various estimates cannot be reasonably assessed given the unquoted nature of equity investments. As a result, the Group carries unquoted AFS financial assets at cost, less any impairment in value.

The carrying amount of AFS financial assets amounted to ₱110.6 million and ₱51.0 million as of December 31, 2009 and 2008, respectively. No impairment losses were recognized in 2009, 2008 and 2007 (see Notes 9, 20 and 21).

Estimation of proven oil reserves
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.



There has been no significant change in estimated recoverable reserves from December 31, 2003 to December 31, 2009.

Estimation of useful lives of property and equipment
The Group estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above.

As of December 31, 2009 and 2008, the net book values of property and equipment amounted to ₱292.2 million and ₱297.1 million, respectively (see Note 7).

Impairment of nonfinancial assets
Property and equipment, investments in associates and other noncurrent assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of use of the acquired assets or the strategy for overall business; and
- Significant negative industry or economic trends.

An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment losses were recognized in 2009 and 2008. In 2007, the Parent Company recognized impairment loss on the goodwill related to the acquisition of PGO as a subsidiary which amounted to ₱0.7 million.

Impairment and write-off of deferred oil exploration costs
The Group assesses impairment on deferred oil exploration costs when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. Until the Group has sufficient data to determine technical feasibility and commercial viability, deferred oil exploration costs need not be assessed for impairment. Facts and circumstances that would require an impairment assessment as set forth in PFRS 6, *Exploration for Evaluation of Mineral Resources*, are as follows:

- The period for which the Group has the right to explore in the specific area has expired or will expire in the near future, and is not expected to be renewed;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
- Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and



- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed in full from successful development or by sale.

The carrying value of deferred oil exploration costs amounted to ₱823.7 million and ₱821.2 million as of December 31, 2009 and 2008, respectively. Allowance for unrecoverable deferred oil exploration costs amounted to ₱41.6 million as of December 31, 2009 and 2008. No impairment loss was recognized in 2009, 2008 and 2007 (see Notes 6 and 10).

Retirement benefits costs
The cost of defined benefit retirement plans and other benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, investment yield and future salary increases, among others.

While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Group's retirement obligations. The Group recognized retirement benefits costs amounting to ₱6.9 million in 2009, ₱3.7 million in 2008 and ₱3.4 million in 2007, and related retirement benefits asset amounted to ₱0.9 million as of December 31, 2009 and related retirement benefits liability amounted to ₱7.2 million as of December 31, 2008 (see Note 18).

Recognition of deferred tax assets
The Group reviews deferred tax assets at each balance sheet date and adjust to the extent that it is probable that sufficient future taxable profits will be available to allow all or part of the deferred tax assets to be utilized. As of December 31, 2009, deferred tax asset on NOLCO amounting to ₱2.3 million was recognized to the extent of deferred tax liability representing tax effect on unearned crude oil revenue amounting to ₱7.2 million and unrealized foreign exchange gain amounting to ₱0.6 million (see Note 19).

As of December 31, 2009 and 2008, the unrecognized deferred tax assets amounted to ₱24.3 million and ₱26.5 million, respectively (see Note 19).

4. Cash and Cash Equivalents

	2009	2008
Cash on hand and in banks	**₱56,084,831**	₱980,828
Short-term investments	**46,104,000**	–
	₱102,188,831	₱980,828

Cash in banks earn interest at respective bank deposit rates. Short-term investments are made for varying periods of up to three months depending on the immediate cash requirements of the Parent Company, and earn interest at the respective short-term investment rates.

5. Receivables

	2009	2008
Accounts with contract operators (see Note 6)	**₱72,318,328**	₱35,015,455
Advances to related companies (see Note 15)	**25,488,607**	25,464,610
Accrued interest (see Note 15)	**22,210,578**	22,234,743
Accounts with partners (see Note 6)	**2,023,483**	761,259

(Forward)



	2009	2008
Advances to officers and employees	**₱1,652,474**	₱1,081,779
Receivable from Nido Petroleum	**–**	27,232,131
Dividends	**–**	2,250,000
Others	**9,793,272**	3,545,693
	133,486,742	117,585,670
Less allowance for impairment losses	**12,719,957**	12,719,957
	₱120,766,785	₱104,865,713

Accounts with contract operators represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Parent Company's share in exploration, development and production expenditures relating to SC 14 (see Notes 6 and 10).

Accrued interest represents interest from advances to related companies (see Note 15).

Accounts with partners represent the Parent Company's share in the exploration, development and production expenditures in the SCs and GSECs advanced by the Parent Company, net of cash contributions (see Note 10).

Receivable from Nido Petroleum represents the sum of $0.6 million (or ₱27.2 million) from the deed of settlement dated July 18, 2008 with Nido Petroleum for the costs of the three-dimensional (3D) seismic survey covering SC 14 and SC 6B, which were not validated by Department of Energy (DOE) for cost recovery purposes conducted by Nido Petroleum, and which were previously paid by the Parent Company. The full amount was collected in 2009.

Dividends receivable represents the Parent Company's share in the property dividends declared by PentaCapital Holdings, Inc. (Penta Holdings). In 2009, the Parent Company transferred the said property dividends to AFS financial assets (see Note 9).

The allowance for impairment losses pertain to advances to related parties, accrued interest and other receivables. In 2009 and 2008, there were no additional provisions nor write-off and reversal recognized. The impaired receivables were specifically identified as of December 31, 2009 and 2008 (see Note 21).

6. Interest in Jointly Controlled Assets

The Group's interest in the jointly controlled assets in the various SCs and GSECs, and any liabilities incurred jointly with the other venturers, as well as the related revenue and expenses of the venture, which are included in the consolidated financial statements, are as follows:

	2009	2008
Current assets:		
Receivables (see Note 5):		
Accounts with contract operators	**₱72,318,328**	₱35,015,455
Accounts with partners	**2,023,483**	761,259
	74,341,811	35,776,714
Noncurrent assets:		
Property and equipment (see Note 7):		
Wells, platforms and other facilities	**591,788,747**	584,607,430
Less accumulated depletion	**(304,043,392)**	(293,714,316)
	287,745,355	290,893,114

(Forward)



	2009	2008
Deferred oil exploration costs (see Note 10)	**₱823,734,492**	₱821,218,862
	1,111,479,847	1,112,111,976
	₱1,185,821,658	₱1,147,888,690
Current liability - Accounts with partners (see Note 12)	**₱5,151,086**	₱5,151,086

	2009	2008	2007
Revenue			
Share in petroleum revenue (see Note 10)	**₱328,779,723**	₱133,367,423	₱168,952,006
Other income			
Foreign exchange gains - net	**395,477**	1,078,415	512,085
	329,175,200	134,445,838	169,464,091
Costs of petroleum operations:			
Share in costs and operating expenses (see Notes 10 and 16)	**163,008,806**	85,056,688	121,415,322
Depletion (see Note 7)	**10,329,076**	435,172	794,531
	173,337,882	85,491,860	122,209,853
	₱155,837,318	₱48,953,978	₱47,254,238

7. Property and Equipment

As of December 31, 2009:

	Wells, Platforms and Other Facilities						
	SC 14 Block D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B, B - 1 and C	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Cost							
Beginning of year	₱299,840,413	₱284,767,017	₱584,607,430	₱5,425,001	₱10,277,196	₱11,512,534	₱611,822,161
Additions	–	7,181,317	7,181,317	112,000	–	178,982	7,472,299
Reclassifications	(36,132,916)	36,132,916	–	3,234,961	902,000	–	4,136,961
End of year	263,707,497	328,081,250	591,788,747	8,771,962	11,179,196	11,691,516	623,431,421
Accumulated Depletion, Depreciation and Amortization							
Beginning of year	12,285,641	281,428,675	293,714,316	5,299,308	4,766,545	10,943,976	314,724,145
Depletion, depreciation and amortization expense for the year	–	10,329,076	10,329,076	31,481	2,085,503	401,442	12,847,502
Reclassifications	–	–	–	3,053,200	601,336	–	3,654,536
End of year	12,285,641	291,757,751	304,043,392	8,383,989	7,453,384	11,345,418	331,226,183
Net Book Values	₱251,421,856	₱36,323,499	₱287,745,355	₱387,973	₱3,725,812	₱346,098	₱292,205,238

As of December 31, 2008:

	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Cost							
Beginning of year	₱299,099,245	₱284,767,017	₱583,866,262	₱5,425,001	₱10,277,196	₱11,276,999	₱610,845,458
Additions	741,168	–	741,168	–	–	235,535	976,703
End of year	299,840,413	284,767,017	584,607,430	5,425,001	10,277,196	11,512,534	611,822,161

(Forward)



	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Accumulated Depletion, Depreciation and Amortization							
Beginning of year	₱12,285,641	₱280,993,503	₱293,279,144	₱5,297,974	₱2,711,106	₱10,362,776	₱311,651,000
Depletion, depreciation and amortization expense for the year	–	435,172	435,172	1,334	2,055,439	581,200	3,073,145
End of year	12,285,641	281,428,675	293,714,316	5,299,308	4,766,545	10,943,976	314,724,145
Net Book Values	₱287,554,772	₱3,338,342	₱290,893,114	₱125,693	₱5,510,651	₱568,558	₱297,098,016

The depletion expense related to petroleum operations amounted to ₱10.3 million, ₱0.4 million and ₱0.8 million in 2009, 2008 and 2007, respectively, while total depreciation expense related to general and administrative expenses amounted to ₱2.5 million, ₱2.6 million and ₱2.9 million in 2009, 2008 and 2007, respectively.

The Parent Company's condominium unit and parking slots are collateralized to secure its loan with United Coconut Planters Bank (UCPB) outstanding as of December 31, 2008 (see Note 11).

8. Investments in Associates

The Parent Company's associates are PentaCapital Investments Corporation (PentaCapital) and Penta Holdings, companies incorporated in the Philippines, where the Parent Company holds 40.00% and 13.76% ownership interest, respectively. PentaCapital also has 29.54% ownership interest in Penta Holdings, making the Parent Company's effective ownership to Penta Holdings at 25.58%.

The details of investments in associates carried under the equity method follow:

	2009	2008
Acquisition costs	**₱188,648,939**	₱188,648,939
Accumulated equity in net earnings:		
Beginning of year	**31,205,009**	22,968,147
Equity in net earnings for the year	**9,341,596**	10,236,862
Dividends	**(2,000,000)**	(2,000,000)
End of year	**38,546,605**	31,205,009
	₱227,195,544	₱219,853,948

Following are the summarized financial information of PentaCapital and Penta Holdings as of and for the years ended December 31, 2009 and 2008 (in thousands):

	2009		2008	
	Penta Capital	**Penta Holdings**	Penta Capital (Restated)	Penta Holdings
Total current assets	**₱259,411**	**₱74,994**	₱223,156	₱33,631
Total noncurrent assets	**326,710**	**442,846**	330,011	470,525

(Forward)



	2009		2008	
	Penta Capital	**Penta Holdings**	Penta Capital (Restated)	Penta Holdings
Total current liabilities	**₱76,492**	**₱103,601**	₱62,603	₱105,271
Total noncurrent liabilities	**3,567**	**–**	3,567	–
Revenue	**91,758**	**64,739**	99,393	48,787
Costs and expenses	**63,075**	**46,198**	64,979	33,962
Total comprehensive income	**24,064**	**11,367**	19,062	7,688

The financial statements of the associates are prepared for the same reporting year as the Parent Company.

The December 31, 2008 financial statements of PentaCapital were restated to reflect the recognized unrealized losses on the fair value decline of the reclassified equity securities amounting to ₱2.95 million as part of profit or loss in 2008 and the income tax expense amounting to ₱4.85 million that should have been charged to profit or loss in 2007, the effects to the equity in net earnings of which are not material and was taken up in the 2009 consolidated financial statements.

9. AFS Financial Assets

	2009	2008
Quoted shares - at fair value	**₱97,464,288**	₱40,094,902
Unquoted shares - at cost	**13,127,340**	10,877,340
	₱110,591,628	₱50,972,242

In 2009, the Parent Company acquired additional investments in quoted shares amounting to ₱5.7 million. Also, the Parent Company recognized its property dividends receivable amounting to ₱2.3 million as unquoted shares.

In 2007, the Parent Company sold various AFS financial assets at various dates, with a total cost of ₱57.8 million and a gain on sale of ₱0.9 million was recognized in the 2007 consolidated statements of comprehensive income.

The following table illustrates the movement of the "Net unrealized loss on decline in value of AFS financial assets":

	2009	2008
Beginning of year	**₱163,032,906**	₱87,875,938
Changes in fair value of AFS financial assets during the year	**(51,656,907)**	75,156,968
Realization of fair value adjustment through sale	**2,254**	–
End of year	**₱111,378,253**	₱163,032,906

AFS financial assets in unquoted shares of stock are carried at cost as the fair value bases (i.e., quoted market prices) are not readily available nor is there an alternative basis of deriving a reasonable valuation as of the balance sheet date.



A portion of the AFS financial assets representing investments in Atlas Consolidated Mining and Development Corporation (ACMDC) is collateralized to secure the Parent Company's loan to UCPB outstanding as of December 31, 2008 (see Note 11).

10. Deferred Oil Exploration Costs

The full recovery of the deferred oil exploration costs incurred in connection with the Group's participation in the acquisition and exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

The following table illustrates the movements in the deferred oil exploration costs account:

	2009	2008
Cost		
Beginning of year	**₱862,830,536**	₱860,073,646
Additions	**2,515,630**	2,756,890
End of year	**865,346,166**	862,830,536
Less allowance for unrecoverable deferred oil exploration costs	**41,611,674**	41,611,674
	₱823,734,492	₱821,218,862

Under the SCs entered into with the DOE covering certain petroleum contract areas in various locations in the Philippines, the participating oil companies (collectively known as Contractors) are obliged to provide, at their sole risk, the services, technology and financing necessary in the performance of their obligations under these contracts. The Contractors are also obliged to spend specified amounts indicated in the contract in direct proportion to their work obligations.

However, if the Contractors fail to comply with their work obligations, they shall pay the government the amount they should have spent in direct proportion to their work obligations. The Contractors have Operating Agreements among themselves which govern their rights and obligations under these contracts.

The Group, together with other participants (collectively referred to as the "Contractor"), entered into several SCs and GSECs with the Philippine Government, through the DOE, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Parent Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc, North Matinloc and Galoc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Parent Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Receivable", "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets.



The Parent Company's participating interests in the different SCs as of December 31, 2009, 2008 and 2007 are as follows:

Area	Participating Interest (in percentage)		
	2009	2008	2007
SC 6 (Northwest Palawan)			
Block A (Octon)	**44.43000**	44.43000	44.43000
Block B (Bonita)	**21.87500**	21.87500	21.87500
Cadlao Block	**–***	–*	–*
SC 14 (Northwest Palawan)			
Block A (Nido)	**26.10600**	26.10600	26.10600
Block B (Matinloc)	**41.60800**	41.60800	41.60800
Block B-1 (North Matinloc)	**33.11100**	33.11100	33.11100
Block C-1 (Galoc)	**7.21495**	7.01750	7.01750
Block C-2 (West Linapacan)	**7.01750**	7.01750	28.07000
Block D (Retention Block)	**33.75100**	33.75100	33.75100
Tara Block	**22.50000**	22.50000	22.50000
SC 41 (Sulu Sea)	**3.39800**	3.39800	3.39800
SC 53 (Onshore Mindoro)	**22.00000**	22.00000	22.00000
SWAN Block (Northwest Palawan)	**32.97500**	32.97500	32.97500

** Carried cost interest with revenue interest of 1.6500%*

Assignment of PGO's participating interest to the Parent Company
On August 14, 2007, PGO assigned its participating interest, except participating interest in SC 6 Block B and SC 14 Tara Block, to the Parent Company by executing a Deed of Assignment and Assumption.

The details of the assigned participating interest are as follows:

Area	Participating Interest (in percentage)	Carried Interest (in percentage)
SC 6 Block A (Octon)	1.10000	2.50000
SC 14		
Block B-1 (North Matinloc)	15.26100	–
Block C-1 (Galoc)	0.62050	–
Block C-2 (West Linapacan)	2.48200	–

SC 6 BLOCK A

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities design for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon-Galoc development.



In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

In March 2007, the farm-in agreement was signed by all the partners of the consortium and subsequently submitted the same to DOE for approval. Furthermore, during second quarter of 2007, the consortium drafted a new Joint Operating Agreement (JOA) which replaced the old SC6A JOA and a side agreement or Carried Interest Agreement. On September 25, 2007, DOE approved the farm-in proposal of Vitol GPC Investments S.A. (Vitol GPC). Towards the end of 2007, Vitol GPC formed a team of geoscientists and engineers tasked to evaluate the viability of the Octon area in conjunction with the Galoc Field as well as the potential of the Northern Block.

In a meeting held in Singapore last November 2007 to update the consortium on the ongoing geophysical and geological studies, Vitol focused on two main areas, the Barselisa and the Octon area. In the north, Barselisa is seen as the primary prospect that they felt warranted further additional work. The shallow prospects on the Malajon-Saddle Rock trend were downgraded because of trapping and seal risks.

In the southern Octon area, Vitol identified a series of small culminations in the vicinity of Octon which could add value in case of a development. The prospectivity of the southern closure of the Octon structure was also upgraded by the seismic evaluation. A potential for a stratigraphic play pinching out against Gintu High was also identified.

Vitol has asked the Parent Company to retrieve the original processed 3D data from Western Geco in order to facilitate the upgrading of the two areas prior to the end of the evaluation period in March 2008.

Upon receipt of the full seismic data set from Western Geco, Vitol GPC embarked on an in-depth evaluation of the Octon-Galoc area and the northern sector of the block, particularly the Barselisa Prospect. These evaluation studies comprise the activity for Study Phase 3 of the Farm-in Agreement. Study Phase 1 generally was database generation while Phase 2 involved seismic evaluation and generation/validation of prospects and leads. Vitol GPC completed their 3-phase review in September 2008. They concluded that there is limited potential observed in the block outside of Octon North, while the other identified major prospects are considered high risk.

Computed reserves figure for Octon makes it a marginal, yet developable field. As such, Vitol GPC's envisaged future programs for Octon are geared towards development of the field being tied-back to the Galoc Field.

In October 2008, Vitol GPC issued the Project Execution Plan (PEP) for Octon development and together with the Work Program and Budget. Part of the plan is Vitol GPC's commitment to carry out a significant work program for 2009 and 2010 consisting of pre-sanction activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Development.

Long before the expiration of the initial 25-year term of SC 6A on February 28, 2009, TPC formally submitted the extension request to the DOE. Negotiations with regard to the extension request were still ongoing in late 2008, but the DOE had already indicated granting the extension on the merit of the submitted future work program for the block.



The Octon Block Consortium adopted the work program submitted by the Technical Advisor Vitol GPC in late 2008 as the consortium's work commitment which the SC 6A partnership used as its commitment during negotiations with the DOE for the 15-year extension of the production term of SC6A. The work program consisted of various activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Field Development. In a June 2009 letter, the DOE approved the extension of the production term of the Octon Block. The 15-year extension shall be for a series of three five-year terms, subject to compliance with certain conditions such as yearly submission of work program and budget, and payment of technical assistance and training fund to the DOE. The term extension is reckoned from March 1, 2009.

Since the commerciality of the Octon Field depends on it being tied up to the Galoc development, the realization of which had already been delayed by the frequent operations downtime in the Galoc field, GPC proposed and was granted approval by the consortium to re-process some 75 square-kilometers of 3D seismic data in the Octon area in conjunction with the re-processing of Galoc 3D data as part of the Galoc Phase 2 evaluation activities. Geophysical contractor CGGVeritas completed the pre-stack time migration phase last August 2009, while the pre-stack depth migration was completed towards the end of the year. Initial results from the ongoing re-evaluation of the re-processed data indicate a much improved image of the Octon reservoir. Vitol GPC is also rebuilding their models in the light of the positive results of the Octon seismic reprocessing. This program now forms the bulk of GPC's revised work program for 2010, possibly extending to 2011.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended as of December 31, 2009.

During 2nd quarter of 2007, VenturOil Philippines, Inc. (VenturOil), in partnership with the Australia-based Blade Petroleum Philippines, Inc. (Blade), extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita block. The Parent Company, as operator of the block, started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade/VenturOil a three-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita block, the Blade/VenturOil's studies also cover the Tara, Libro, North Matinloc and Block D-Retention Block, all under SC 14.

In August 2008, VenturOil proposed a Work Program and Budget (WPB) which form the basis for their due diligence during their extended option exclusivity period ending March 2009. Their proposal included geological and geophysical studies, and reservoir evaluation. The Bonita Consortium agreed during the September 2008 partners' meeting to adopt this proposed WPB as the consortium's commitment and justification for the final 15-year extension of the contract term. In March 2009, the negotiations for the extension between the DOE and the Parent Company are still in process.

An extension was granted by the Bonita Block consortium until September 2009 in order for VenturOil to complete their original and amended work program with the end view of submitting a drilling prognosis and program for the different areas that they are farming into, including the Bonita Block.



Similar to the SC 6A Octon Block, TPC had a series of negotiations with the DOE during the first quarter of 2009 for the extension of the production term of SC 6B - Bonita Block contract which expired on February 28, 2009. In support of the request, TPC submitted VenturOil's proposed work program as the Bonita Consortium's commitment. In June 2009, the DOE granted the extension of the production term of the contract on similar terms and conditions as that of the SC 6A extension and likewise reckoned from March 1, 2009.

In October 2009, the Bonita Block Consortium informed VenturOil that they no longer have the right to the option on the block and that VenturOil should be recognized first by the DOE as a qualified service contractor should they pursue negotiations for farm-in into the block.

SC 6 - CADLAO BLOCK

Blade/VenturOil had bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block in 2007. Blade and VenturOil have had protracted talks with Oriental Petroleum and Minerals Corporation (OPMC) to move the reactivation of the Cadlao Field forward. On July 18, 2008, Blade became the sole contractor for the Cadlao Block when they finally bought out OPMC's interests. As the new operator, Blade requested for and was granted the final extension of the Cadlao Block in September 2008, with the reactivation of Cadlao Field as justification for the extension request. Blade had been studying the possibility of re-activating the field which last produced in 1991. The Parent Company owns a 1.65% carried interest in the Cadlao Field.

In 2008, Blade submitted to the DOE their preliminary Plan of Development (POD) for the Cadlao Field. With the POD, Blade committed to re-activate the Cadlao Field, via two new production wells at a target total project cost of $100 million.

During the early part of 2009, Blade and the DOE had a series of negotiations for the finalization and acceptance of the POD. The POD was finally approved by the DOE on June 17, 2009.

While these developments were taking place, TPC and Blade also negotiated for the latter's purchase of TPC's revenue interest share in the Cadlao Field. Up to the end of 2009, negotiations did not materialize as both parties failed to agree on the acceptable terms and conditions of the purchase.

SC 14

The contract areas covered by SC 14 are situated offshore northwest of Palawan Island. Until April 2004, SC 14 was under the operatorship of Alcorn Production Philippines, Inc. (APPI). Blocks A and B of SC 14 are currently in production stage.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., APPI, and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum and Minerals, Inc. (BPMI), OPMC, Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty. Ltd., Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil Energy Development Corp. (Trans-Asia) and the TPC (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts



payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the effective date; and (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members. APPI was the operator of SC14 until June 30, 2004. As a result of the assignment, TPC together with OPMC and BPMI became the joint operators of SC 6 and 14 designating TPC as the lead operator starting July 1, 2004.

Beginning March 2004, TPC together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Block C of SC 14.

TPC, as the lead operator, implemented a number of projects aimed at mitigating operational hazards at the fields which included repair works on platform decks and pipelines, upgrading of the fire deluge systems at the Matinloc and Nido platforms and routine inspection of the shallow subsea sections of the production facilities, as well as assessing the impact of field operations on the marine environment. The operator likewise installed a new three-phase pump system that sustained production level from the Nido B wells.

Production from the North Matinloc Field started with a trial flow from the North Matinloc-2 well using different choke sizes on February 23 to 26, 2009. At a wellhead pressure of 290 psi, the well was closed after producing about 1,000 barrels during the test flow run. The North Matinloc-2 well resumed its steady state production on April 14, 2009 at a higher wellhead pressure of 420 psi. The modest production from North Matinloc-2 augmented production from the Matinloc Field to satisfy the cargo volume requirement of buyer Pilipinas Shell.

The consortium completed a total of 11 shipments from the three fields in 2009, mainly with Pilipinas Shell. The yearly crude oil sales agreement with Pilipinas Shell, which expired in January 2010 was eventually renewed in February 2010. The consortium is also considering negotiating with other buyers especially when Pilipinas Shell's schedule does not allow timely accommodation of SC 14 crude oil production.

With regards to the Tara Block and SC 14 D - Retention Block, these two areas are still under evaluation by VenturOil since 2008 as part of their due diligence leading to possible farm-in. The Tara field is currently shut-in while there is no producing field within the SC 14 D - Retention Block.

SC 14 C-1 Galoc Block

In September 2004, the Parent Company, together with other SC 14 Consortium members, entered into a farm-in agreement with a UK-based and an Australian-based company (collectively, the Farminees) to farm-in to the Galoc Field in Block C of SC 14. The Agreement provides for, among others, the designation of the Farminees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the Galoc Production Company (GPC) was formed as the special-purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.



In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new JOA that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement that defined the distribution to all parties of the revenues from the Galoc field production, was also approved and signed in 2006.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

During the first quarter of 2007, GPC continued with their preparations for the Galoc development drilling program scheduled for the third quarter of 2007. GPC was finalizing contracts for the installation of subsea equipment. Fabrication of the mooring-riser system and process equipment were ongoing during the first quarter of the year.

In preparation for the development drilling, GPC conducted comprehensive review, sampling and tests of existing Galoc and Octon core and rock samples. These studies were aimed at minimizing hazards in drilling and optimizing the overall chances of success in the drilling of the wells.

The drilling rig "Energy Searcher" arrived at the Galoc location on October 4, 2007. GPC immediately drilled the top holes of the Galoc-3 (G3) and Galoc-4 (G4) production wells. As planned, a Pilot Hole from the G4 location was also drilled and this confirmed both reservoir properties and presence of hydrocarbons in the southern sector of the Galoc field as anticipated in the approved POD.

GPC entered into a Crude Agency Agreement with Vitol Asia Pte. Ltd. for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including the Parent Company.

With the completion of the drilling of the G3 sidetrack-1 and G4 wells in early January 2008, the consortium concluded the drilling activities associated with Galoc Phase 1 Development. The rig remained in the location for the installation of the subsea trees and completion and flow cleaning of the wells. Both the G3 Sidetrack-1 and the G4 wells flowed oil to the surface at better than expected rates. The clean up flow confirmed both well and completion integrity and their ability to flow to the surface. Immediately after the clean-up, GPC commenced the installation of subsea facilities and the mooring and riser system (MRS) for the storage vessel using the construction vessel "Lewek Champion". The installation was completed on March 29, 2008.

The Floating Production and Storage Offloading (FPSO) vessel "Rubicon Intrepid" arrived at the Galoc Site on May 11, 2008, but actual hook-up commenced on May 21, 2008 but had to be discontinued due to adverse weather. A survey of the laid down MRS revealed significant damage to at least 3 sections of the equipment which needed replacement. GPC likewise discovered leaks in the lower riser package that also needed repair. The operator immediately commenced repair works on the damaged sections and the entire procedure extended throughout September 2008. Repairs and re-installation of the MRS was completed on October 3, 2008.



The Galoc Field finally commenced production on October 9, 2008, initially with the G3. The other well, G4, was opened on October 13, 2008 at controlled choke openings for clean-up flow. As of December 21, 2008, the G3 and G4 are still under Extended Production Testing (EPT) period, revenue arising from G3 and G4 will be reported after the EPT period, which ended on June 19, 2009.

In December 2008, block operator GPC conducted an emergency disconnection of the FPSO from the MRS which was damaged as a result of the disconnection and laying down of the MRS on the seabed, brought about by the adverse weather conditions at the time. Severe weather condition persisted for about a month. Repair on the subsea facilities commenced in mid-January 2009. GPC took advantage of the temporary shutdown of the field to propose, design and install a Hold Back Mooring System (HBMS) on the FPSO as an additional measure to counter the difficulties in maintaining position and to moderate the effects of disconnection to facilities and operations.

The installation of the HBMS and the repair works and modifications to the existing MRS were completed on the 4th week of February 2009. The field finally started producing again on February 25, 2009 at an initial stabilized rate of 17,200 barrels of oil per day. However, inclement weather persisted during most of the middle part of the year which prompted the operator to carry out disconnection of the FPSO and the MRS on different occasions, resulting in major operational glitches and operational downtime. Overall, the Galoc Field had a 64% production uptime since it started producing in October 2008 until end of 2009. During this period, the field produced a total of 3,578,650 barrels. By the end of 2009, the field was producing at a rate of 10,350 barrels per day.

In 2009, the 182-day EPT for the Galoc Field ended. The EPT was granted by the DOE in August 2006 to allow GPC to fully assess the viability of long term production from the field. The gathered data from the EPT period proved sufficient for this goal, thus the EPT was terminated on June 19, 2009 and commerciality of the field declared on June 22, 2009 with effectivity on June 19, 2009.

TPC's interest in Galoc has increased from 7.01750% to 7.21495% effective June 30, 2009 following the execution of the sale by Petro Energy Resources Corp. and Alcorn Gold Resources Corporation of their respective equities in the Galoc Block.

As of February 2010, GPC have completed twelve (12) crude oil shipments involving approximately 3,897,000 barrels. Galoc crude buyers included several foreign firms, as well as the state-owned Petron Corporation.

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC embarked on re-processing of 3D seismic data covering the Galoc and the adjacent Octon area in SC 6A. The results are expected to contribute to a better understanding of the Galoc structure and to identify locations for drilling new development wells. CGGVeritas in London, U.K. was contracted to the re-processing work which ran from March to December 2009. The resulting pre-stack time migration (PSTM) and pre-stack depth migration (PSDM) data volumes are currently being used in the ongoing evaluation of the Galoc Field.

An ongoing series of technical workshops among the Joint Venture partners aims to develop strategies for a second phase development of the Galoc Field. Focus is centered on confirmation of additional reserves and locating, design, drilling and completion of additional production wells to fully maximize the field's production potential. On the production facilities that will be put up, GPC initially had a few choices for the production vessel including retaining the existing FPSO. As of February 2010, when all options have been thoroughly evaluated, the Consortium is now left with the option of retaining the FPSO, but with major modification introduced to its MRS.



Timing for these further development activities is seen towards the second half of 2010 with a final investment decision expected to be made in May 2010.

SC 14 C-2 West Linapacan Block

In December 2006, Framework Capital Solutions Pte. Ltd. backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner Philippine National Oil Company - Exploration Corporation (PNOC-EC), whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

In January 2007, Pitkin Petroleum Limited (Pitkin) submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. The Parent Company was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed its intention to farm-in, the Parent Company also received expressions of interest from Singapore-based Pearl Energy Ltd. (Pearl Energy) and Yilgarn Gold Limited of Australia (Yilgarn) to evaluate the West Linapacan Block. Eventually, Yilgarn and Pearl Energy decided not to pursue their interest, while Pitkin submitted a revised farm-in proposal for the consortium's consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, Pitkin offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill one well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of one field up to commercial "first oil", again the conduct of which is at the discretion of Pitkin.

In a partners' meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the consortium asked for the reduction of the time frame for the farm-in program from Pitkin's six years to three years. The consortium also asked for a 50%-50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The consortium likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the plugging and abandonment of the existing wells, thus paving way for protracted negotiations.

Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately $80.0 million would be excluded from the farm-in. In effect Pitkin would only share in effectively $12.0 million of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".



The Pitkin farm-in agreement was signed in May 2008 and the same were submitted to the DOE in June 2008 for evaluation and approval. In late 2008, Pitkin started implementing some of its farm-in commitments in the West Linapacan Block and by February 2009 had completed the seismic re-processing by Western Geco. Other geophysical and geological (G & G) studies were completed, although delayed by a few months as per project timeline. These are the Seismic Reservoir Characterization Study including Seismic Inversion by Schlumberger which was completed in July 2009, the Sequence Stratigraphic Study and Petrophysics by Isis Petroleum Consultants in September 2009, and the Conceptual Engineering Study for the West Linapacan "A" field by OPE, Inc. towards the end of 2009. TPC is carried in all of these activities as well as in the drilling of a development well up to first oil.

Because of the unexpected delays in the completion of the G & G studies, Pitkin sought for an extension of its Phase 1 work commitments which expired in August 2009 as per the farm-in agreement. The West Linapacan Consortium granted the extension with the issuance of an executed amendment to the farm-in agreement such that the completion of the Phase 1 work shall be on or before June 30, 2010.

Based on the integrated results from the abovementioned technical studies, and using a wide range of evaluation techniques, Pitkin has developed a concept with which new well/s will be drilled, completed and produced. Since the West Linapacan Field is expected to be highly-fractured as confirmed from the previously drilled production wells, Pitkin is looking at drilling sub-horizontal section/s that will follow fracture trends that will yield optimum flow rates. The producing wellbore sections will use "smart completion" technologies enabling the isolation of sections where formation water breaks through. With regard to the production facilities, Pitkin proposes to put up a turret-mounted storage vessel with on-board processing facility which they presented to the partners for consideration during a January 2010 technical meeting. The consortium has asked the operator to continue to explore other cost-effective, technologically feasible development concepts for the field.

SC 41

In 2003, the SC 41 shallow and deep water areas (Block A and Block B, respectively) were unitized. The Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block.

In early 2005, Unocal withdrew from the service contract. The other partners namely, Sandakan Oil LLC, BHP Billiton and Trans Asia Oil & Energy Development Corp. have likewise withdrawn, leaving a small all-Filipino consortium. The continuing partners negotiated for a reduction in its Year 8 work commitment. Under Basic Energy Corporation (formerly Basic Consolidated Inc.), which was designated as the lead operator, the new consortium implemented a geological and geophysical program in lieu of a well commitment. As a result of the unitization and assignment, the Parent Company, which used to have a participating equity of 9.125% in Block A, now has a 3.398% participating interest in the entire contract area.

In early 2006, the consortium chose Tap Oil (Phils.), Ltd. (Tap Oil) over other candidate farminees Mitra Energy Ltd. and Pearl Energy Ltd. which are both based in Singapore, and Burgundy Global Exploration Corp., a local firm. Tap Oil offered to carry the farming out parties a full carry in the costs of a full 3D seismic acquisition program and in an option well.

Tap Oil's entry into the SC 41 was formalized on June 23, 2006, the date their farm-in became effective.



Tap Oil requested and was granted approval for an extension of Contract year 9 and Contract Year 10 as a result of delays in the implementation of the 3D seismic commitment. The survey was eventually carried out from May 7 to July 10, 2007 using M/V Voyager of CGG Veritas Services, acquiring for the consortium some 750 sq km of prime 3D data and 250 sq km of infill data. Data processing in Singapore was completed in December 2007. Salamander Energy (Phils.) Ltd. bankrolled the greater part of the seismic program as its commitment for the farm-in into SC41. Salamander and Tap Oil now hold 35% and 50% interest on the block, respectively, with the remaining interest being shared by the Filipino partners.

In early 2008, Tap Oil advised the partners of the possibility of drilling back-to-back wells starting mid-July. The Parent Company is carried only in the drilling of the first well.

In May 2008, Tap Oil presented for approval by the consortium the program and budgets for the Lumba Lumba-1 well alongside a potential second well which they might drill back to back. The Lumba Lumba-1 well was programmed to test multiple reservoir targets in a series of interpreted channel and fan complexes with a planned minimum total depth of 2,250 meters.

Tap Oil spudded the well on July 19, 2008 using the semi-submersible rig "TransOcean Legend", while drilling the top sections of the hole, the operator observed subsidence. Tap Oil decided to plug the well and moved the rig to a new location and spudded the Lumba Lumba-1A well on July 27, 2008.

Based on wireline logs and drilling returns, the Lumba Lumba-1A did not encounter reservoir quality formation as its two shallow primary objectives and as the wellbore conditions deteriorated, Tap Oil decided not to proceed to the deeper secondary objectives. The said well was eventually plugged and abandoned as a dry hole on August 20, 2008.

Tap Oil requested and was granted an extension of the term of SC 41 to undertake seismic data re-processing and inversion. Tap Oil aims to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of numerous prospects and in the selection of the next prospect for drilling. DownUnder Geosolutions Pty. Ltd. of Australia was contracted to perform the data processing work. In March 2009, the contractor has completed about 60% of the whole tasks which will also include seismic inversion, rock physics, and lithological/liquid analysis.

Following the unsuccessful drilling of the Lumba Lumba-1/1A well in 2008, Tap Oil proposed to undertake pre-stack data migration and inversion of their Alpine 3D seismic data in Sulu Sea. Tap Oil aimed to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of the numerous prospects in the block and is integral to the selection of the next prospect for drilling. They contracted the Australia-based geophysical contractor DownUnder Geosolutions to perform the re-processing and data inversion. The contractor completed the 3D seismic data re-processing and delivered the full inversion data volume and processing report in July 2009. For the rest of the year, they continued to work on the re-evaluation of the entire SC 41 block and have started to undertake a promotional campaign to invite potential new partners into the Sulu Sea block.

SC 53

GSEC 98, Onshore Mindoro Block expired on September 23, 2003. An extension was granted to the consortium to formalize farm-in negotiations with the Philippine National Oil Company - Exploration Development Corporation (PNOC-EDC). Other firms including Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam also expressed their interest in GSEC 98.



TPC negotiated its continued participation in the exploration of the block as a carried partner. Only Laxmi continued on with application for a new contract as PNOC-EDC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Parent Company and Laxmi both executed a Participation Agreement in August 2005 which was formally approved by the DOE in February 2006.

As block operator, Laxmi self-financed the conduct of geophysical studies which include, among others, geochemical sampling, and satellite imagery data interpretation. The initial results validated a lot of the prospects and leads previously identified in the Mindoro Block. These studies constituted the accomplishments of the consortium for the Sub Phase 1 of the contract.

In June 2007, Laxmi indicated that they are withdrawing from the block and will use the requested two months extension on the decision deadline to proceed to Sub-Phase 2 to farm-out as its way of exiting SC 53.

Laxmi had invited Pitkin with whom they executed a farm-in agreement in September 2007. Pitkin offered to pay 100% of the seismic program costs of $3.0 million in exchange for Pitkin earning 70% interest and the operatorship of the block. The Pitkin farm-in agreement was submitted to DOE on September 2007 and was approved on June 11, 2008. In July 2008, Pitkin presented the programmed activities and budget for the block's First and Second Sub-Phases. The program consists of firm geological & geophysical commitments (seismic acquisition, processing and interpretation) and contingent tasks (additional onshore seismic and new offshore seismic surveys), among others.

A major component of the initial sub-phases work program of Pitkin is the Magneto-Telluric Survey by Phoenix MT which commenced on September 4, 2008. Twenty-six stations have been completed and work on the remaining stations will commence after the contractor completes its other work assignment in another area. Another major component of the Sub-Phase 1 work program, the 200 line-km onshore seismic survey, is scheduled to begin in April 2009. Pitkin is now finalizing evaluation of the technical bids of four seismic acquisition contractors.

During the first quarter of 2009, block Operator Pitkin continued with the interpretation of the acquired magneto-telluric partial data for the 68 stations covered by the survey, the results of which were incorporated in the design of the planned 2D seismic acquisition earlier set for April 2009. For the seismic survey, tenders were sent out as early as late 2008, the received bids were evaluated and a geophysical contractor, the Chinese geophysical contractor BGP Inc., was selected.

In April 2009, Pitkin requested for the extension of Sub-Phase 1 for Pitkin to acquire its onshore seismic commitment for SC 53. In response to Pitkin's request, the DOE merged the first 2 sub-phases to form a new Sub-Phase 1 (July 2005 to March 2011) with the work commitment of minimum 200 line-km 2D seismic acquisition and drilling of one well. The new Sub-Phase 2 will be for the period March 2011 to July 2012 with a commitment to drill 2 wells. The DOE likewise increased the Onshore Mindoro Block area from 600,000 hectares to 734,000 hectares.

Pitkin's seismic acquisition program which was originally scheduled to commence in April was deferred to November 2009 when weather conditions are more favorable for onshore seismic acquisition. Actual recording started at the San Jose Area in late November 2009 and as of February 21, 2010, BGP Inc. had acquired 95.45 line-kilometers which translate to 47.47% of the programmed 200.85 line-kilometers.



SWAN Block

Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area, the consortium initiated the conversion of the GSEC application into a full service contract application. However, the DOE granted instead new service contracts that both partially covered the area being applied for. PNOC-EC's SC 57 and SC 58 were awarded in September 2005 and January 2006, respectively.

In January 2007, the Parent Company explored the possibility of including the SWAN Consortium in both the new contracts through a letter to PNOC-EC. Under the proposed participation set-up, the Parent Company will get 15% carried interest in each of SCs 57 and 58. In exchange, the Parent Company will assign to PNOC-EC 5% participating interest in SC 14 - West Linapacan Block.

PNOC-EC agreed in principle to the proposal and asked and have been granted ample time to conduct due diligence to evaluate the merits of the proposed interest swap. For the rest of 2007, they continued with their review of the offer. As of December 2008, however, TPC has not received any firm indication of PNOC-EC's response.

In November 2009, PNOC-EC advised TPC that their technical and legal groups continue to evaluate the relevant data that TPC had provided PNOC-EC to assess the block's potential and the merit of TPC's proposed participation in SC 57 and SC 58 blocks.

SW Palawan

The application for a new GSEC, which was earlier submitted by an all-Filipino consortium led by operator Trans-Asia & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bidded over the area. This application was supposed to replace the expired GSEC 64, which counted among its members, Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including Trans-Asia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, TPC no longer sees any technical justification to participate in any exploration activity in the area. In 2005, TPC made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.1 million.

GSEC 75

TPC has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC had signed a farm-in agreement with the PNOC-EDC, the then operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROGC did not push through. As such, the Option Agreement between the ROGC and TPC did not materialize. In 2004, TPC fully provided a provision for probable losses on the deferred exploration costs related to GSEC 75, amounting to ₱37.5 million.



11. Loans Payable

Loans payable outstanding as of December 31, 2008 follows:

UCPB	₱65,000,000
Metropolitan Bank & Trust Co. (MBTC)	31,724,515
PentaCapital (see Note 15)	25,000,000
	₱121,724,515

UCPB

On February 29, 2008, the Parent Company was granted with a ₱70.0 million credit facility by UCPB given out through staggered promissory notes. As of December 31, 2008, the total promissory note lines availed amounted to ₱65.0 million, with interest ranging from 12.25% to 12.50% per annum and term of 90 days. The promissory notes were renewed as follows: ₱55.0 million on October 24, 2008, ₱5.0 million on November 25, 2008 and ₱5.0 million on December 19, 2008. On January 6, 2009, the Parent Company availed an additional ₱5.0 million and an additional accommodation of ₱5.0 million on March 3, 2009. The Parent Company fully paid these loans in 2009.

On March 12, 2009, the Parent Company was granted with ₱50.0 million renewal of credit facility by UCPB which is valid until February 28, 2010. As of December 31, 2009, the Parent Company did not make any availment of any credit line.

As of December 31, 2008, the loan is collateralized by the Parent Company's condominium unit and its parking slots and investment in shares of stock of ACMDC (see Notes 7 and 9).

MBTC

On December 23, 2008, based on the existing loan, MBTC agreed to amend the terms and conditions of the Parent Company's outstanding obligation. The following are the new terms and conditions based on the restructuring agreement:

- Principal amount of ₱30.5 million
- Payable in six months
- Interest rate of 10.00% fixed for the entire term
- Interest is payable monthly in arrears and the principal is ₱1.0 million a month with balloon payment estimated amount of ₱26.7 million at the end of the term
- Collateralized by two commercial vacant lots
- Payment of ₱1.2 million on December 23, 2008 to partially settle the principal obligation and to fully update the interest due

In 2009, the Parent Company fully paid the said loan.

The two commercial vacant lots used as collateral for the restructured loan are owned by a related party.

PentaCapital

In December 2004, the Parent Company entered into an agreement with PentaCapital to obtain a loan facility amounting to ₱50.0 million. The loan which bears interest of 14% is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Parent Company. As of December 31, 2007, the Parent Company had drawn ₱45.0 million from this facility.



The Parent Company availed of an additional ₱10.0 million in 2008 and paid ₱30.0 million of its outstanding obligation on July 28, 2008. On January 28, 2009, the Parent Company availed an additional ₱5.0 million. The Parent Company fully paid these loans in 2009.

Interest expense from these loans amounted to ₱5.2 million and ₱13.2 million for the years ended December 31, 2009 and 2008, respectively.

12. Accounts Payable and Accrued Liabilities

	2009	2008
Accrued liabilities	**₱6,426,727**	₱2,145,226
Accounts with partners (see Note 6)	**5,151,086**	5,151,086
Withholding taxes	**686,532**	509,711
Advances from related companies (see Note 15)	**–**	3,054,250
Accrued interest (see Note 15)	**–**	7,861,430
Others	**1,841,952**	3,352,220
	₱14,106,297	₱22,073,923

13. Equity

The details and changes in the Parent Company's issued and subscribed shares follow:

On issued shares:

	2009		2008		2007	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Common						
Beginning of year	**153,494,911,147**	**₱1,534,949,112**	152,918,729,189	₱1,529,187,292	152,763,286,100	₱1,527,632,861
Issuance of shares	**1,005,364,407**	**10,053,644**	576,181,958	5,761,820	155,443,089	1,554,431
End of year	**154,500,275,554**	**₱1,545,002,756**	153,494,911,147	₱1,534,949,112	152,918,729,189	₱1,529,187,292

On subscribed shares:

	2009		2008		2007	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Common						
Beginning of year	**133,140**	**₱1,331**	576,315,098	₱5,763,151	731,115,500	₱7,311,155
Subscriptions of shares	**38,373,761,071**	**383,737,611**	–	–	–	–
Issuance of shares	**(1,005,364,407)**	**(10,053,644)**	(576,181,958)	(5,761,820)	(154,800,402)	(1,548,004)
End of year	**37,368,529,804**	**₱373,685,298**	133,140	₱1,331	576,315,098	₱5,763,151

On May 5, 2006, the Parent Company and Vulcan Industrial & Mining Corporation (VIMC), a related party, entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 at ₱1.00 per share of the Parent Company's shares owned by VIMC back to the Parent Company by way of dacion en pago in settlement of the VIMC's obligation to the Parent Company amounting to ₱40.7 million.



In the same year, the Parent Company sold the shares received from VIMC through a stock broker for ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as "Paid-in capital from sale of treasury shares" in the equity section of the consolidated balance sheets.

In 2008, 576,181,958 subscribed shares were fully paid and issued. Out of the total subscribed shares issued, 388,906,785 delinquent subscriptions were sold through auction on February 18, 2008 and the Parent Company received a total proceeds from the sale amounting to ₱2.5 million inclusive of interest.

On May 26, 2008, the Parent Company filed a Registration Statement covering 38,373,761,071 offer shares at ₱0.01 par value per share with the SEC in accordance with the provisions of the Securities Regulation Code. The registration was approved by the SEC on September 18, 2008. On February 15, 2008, the Parent Company filed its application for listing and trading of the offer shares in the First Board of the PSE and the PSE approved the application on September 24, 2008. On October 28, 2008, the Parent Company requested for the deferment of the original offer period set for November 3-28, 2008 to January 15 to February 11, 2009, and the amendment of the terms of the stock rights offering to change the minimum initial payment for subscription from 50% upon subscription and the balance upon call not later than December 31, 2009 to 25% upon subscription, 25% after 60 days from the end of the offer period and the balance upon call not later than December 31, 2009. The PSE approved the same on October 29, 2008. A similar application for deferment of the original offer period and amendment of the minimum initial subscription payment was filed with the SEC. On November 6, 2008, the SEC approved the deferment of the offer period.

The Parent Company's 1-for-4 stock rights offering concluded on February 11, 2009. Out of the 38,373,761,071 shares offered, a total of 4,901,829,468 shares were taken up by way of regular subscriptions, with an aggregate value of ₱15.3 million. The remaining 33,471,931,603 shares with the corresponding 25% payment of ₱83.7 million were taken up pursuant to the underwriting commitment of PentaCapital.

On April 13, 2009, the SEC had approved the Parent Company's increase in authorized stock from 155,000,000,000 shares with par value of ₱0.01 each, to 200,000,000,000 shares with par value of ₱0.01 each.

On November 11, 2009, the BOD approved that the 50% balance on subscriptions to the Parent Company's 2009 stock rights offering shall be called for payment by the BOD no later than December 31, 2010, instead of December 31, 2009.

In 2009, management believes that the long outstanding dividends payable declared in 1980 to 1989 may no longer be claimed by the eligible stockholders. As such, the Parent Company reverted back said dividends payable amounting to ₱5.0 million to retained earnings. However, any future valid claims of the dividends will still be honored by the Parent Company.



14. Basic/Diluted Earnings Per Share

	2009	2008	2007
Net income	**₱108,605,259**	₱15,100,065	₱28,055,657
Weighted average number of common shares issued and outstanding during the year	**185,201,734,604**	153,382,211,326	153,495,044,287
Basic earnings per share	**₱0.0006**	₱0.0001	₱0.0002

	2009	2008	2007
Net income	**₱108,605,259**	₱15,100,065	₱28,055,657
Weighted average number of common shares issued and outstanding during the year including potential common shares	**185,201,734,604**	174,185,044,496	153,495,044,287
Diluted earnings per share	**₱0.0006**	₱0.0001	₱0.0002

As of December 31, 2008, the equivalent potential common stock was from the Parent Company's stock rights offering. There is no potential common stock issued during the years ended December 31, 2009 and 2007 that could have a dilutive effect on the earnings per share computation.

15. Related Party Disclosures

Related party relationship exists when the party has the ability to control, directly or indirectly, through one or more intermediaries, or exercise significant influence over the other party in making financial and operating decisions. Such relationships also exist between and/or among entities which are under common control with the reporting entity and its key management personnel, directors or stockholders. In considering each possible related party relationship, attention is directed to the substance of the relationships, and not merely to the legal form.

The Group, in the normal course of business, has transactions with related parties which principally consist of loans and cash advances.

a. Amounts due from related companies are summarized as follows:

		Advances to Related Companies		Accrued Interest Receivables	
	Relationship	2009	2008	2009	2008
Alakor Corporation (Alakor)	Shareholder	**₱10,000,000**	₱10,000,000	**₱190,000**	₱527,084
Fil-Energy Corporation	Under common control	**4,753,762**	4,753,762	**16,166,435**	16,166,435
Ocean Composite Yacht, Inc. (OCYI)	Under common control	**4,500,000**	4,500,000	**2,955,344**	2,955,344
VIMC	Shareholder	**3,356,629**	3,356,629	**2,175,864**	1,862,945
Pacific Rim Export Holdings, Corp. (Primex)	Under common control	**1,114,118**	1,114,118	**722,935**	722,935
Minoro Mining and Exploration Corp.	Under common control	**1,031,279**	1,031,279	–	–
UPMC	Under common control	**732,819**	708,822	–	–
		25,488,607	25,464,610	**22,210,578**	22,234,743
Less allowance for impairment losses		**5,614,118**	5,614,118	**3,678,279**	3,678,279
		₱19,874,489	₱19,850,492	**₱18,532,299**	₱18,556,464

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Parent Company provided full valuation allowance for its total receivables from OCYI and Primex.



Outstanding balances at year-end are due and demandable, unsecured and settlement occurs in cash, unless otherwise indicated. There have been no guarantees provided or received for any related party advances.

b. Amounts due to related companies are summarized as follows:

		Loans Payable		Advances from Related Companies	
	Relationship	2009	2008	2009	2008
PentaCapital	Associate	₱–	₱25,000,000	₱–	₱–
Shareholder		–	–	–	3,054,250
		₱–	₱25,000,000	₱–	₱3,054,250

The Parent Company has underwriting commitment fee to PentaCapital, in relation to the stock rights offering amounting to ₱1.0 million, which was paid in April 2009 following the approval of increase in capital stock.

Loans and advances from related companies bear interest ranging from 12.00% to 21.00% per annum, which are payable on demand.

c. The interest income and interest expense from the Parent Company's advances to/from related companies follows:

	Interest Income			Interest Expense		
	2009	2008	2007	2009	2008	2007
Alakor	₱809,653	₱527,083	₱–	₱665,555	₱730,000	₱2,439,206
VIMC	312,919	313,776	3,039,590	–	–	–
PentaCapital	–	–	–	1,310,556	5,228,889	₱3,933,194
Euronote Profits Ltd.	–	–	–	–	472,040	846,822
APHC	–	–	–	–	618,894	1,499,542
Shareholder and others	–	–	–	322,478	652,082	650,301
	₱1,122,572	₱840,859	₱3,039,590	₱2,298,589	₱7,701,905	₱9,369,065

d. The compensation of key management personnel are as follows:

	2009	2008	2007
Short-term employee benefits	₱7,472,674	₱6,763,054	₱5,058,171
Post-employment benefits	6,875,839	3,746,300	3,428,400
	₱14,348,513	₱10,509,354	₱8,486,571

16. Share in Costs and Operating Expenses

	2009	2008	2007
Petroleum operations	₱157,116,493	₱80,465,658	₱117,595,090
Personnel cost	5,892,313	4,591,030	3,820,232
	₱163,008,806	₱85,056,688	₱121,415,322



17. General and Administrative Expenses

	2009	2008	2007
Personnel cost (see Note 18)	**₱28,500,251**	₱18,373,829	₱14,881,515
Dues and subscriptions	**5,953,349**	2,183,010	3,266,877
Outside services	**4,861,125**	4,207,876	3,327,928
Taxes and licenses	**2,511,342**	669,533	901,450
Transportation and travel	**1,789,836**	1,448,296	2,664,362
Entertainment, amusement and recreation	**1,378,796**	1,273,906	1,072,283
Utilities	**1,074,421**	1,411,905	1,087,150
Repairs and maintenance	**1,041,448**	951,781	806,366
Supplies	**337,049**	218,561	611,824
Insurance	**272,046**	265,134	262,475
Advertising	**195,508**	85,490	236,678
Others	**702,882**	115,821	841,696
	₱48,618,053	₱31,205,142	₱29,960,604

18. Retirement Benefits

The Parent Company has a funded noncontributory defined bénefits retirement plan covering its regular permanent employees. Retirement benefits cost are based on the employee's years of service and final covered compensation.

Retirement benefits cost included in personnel cost account recognized in the consolidated statements of comprehensive income amounted to ₱6.9 million, ₱3.7 million and ₱3.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, and consist of the following:

	2009	2008	2007
Current service cost	**₱1,540,906**	₱1,598,000	₱1,690,500
Interest cost	**2,417,135**	2,497,400	1,969,100
Past service cost	**3,730,776**	–	–
Expected return on plan assets	**(812,978)**	(764,000)	(947,300)
Amortization of actuarial loss	–	414,900	716,100
	₱6,875,839	₱3,746,300	₱3,428,400

The actual returns on plan assets amounted to ₱1.3 million, ₱1.0 million and ₱0.7 million in 2009, 2008 and 2007, respectively.

The net retirement benefits liability (asset) was derived as follows:

	2009	2008
Present value of the defined benefits obligation	**₱45,310,110**	₱24,171,347
Fair value of plan assets	**(32,520,095)**	(16,259,552)
	12,790,015	7,911,795
Unrecognized past service cost	**(7,303,624)**	–
Cumulative unrecognized net actuarial loss	**(6,392,716)**	(693,959)
	(₱906,325)	₱7,217,836



The movements in net retirement benefits liability (asset) recognized are as follows:

	2009	2008
Beginning of year	**₱7,217,836**	₱3,471,536
Retirement benefits costs	**6,875,839**	3,746,300
Contribution	**(15,000,000)**	–
End of year	**(₱906,325)**	₱7,217,836

The changes in the present value of the defined benefits obligation are as follows:

	2009	2008
Beginning of year	**₱24,171,347**	₱27,749,400
Current service cost	**1,540,906**	1,598,000
Interest cost	**2,417,135**	2,497,400
Past service cost	**11,034,400**	–
Actuarial losses (gains) due to:		
Change in assumptions	**1,720,282**	(10,478,241)
Experience adjustments	**4,426,040**	2,804,788
End of year	**₱45,310,110**	₱24,171,347

The changes in the fair value of plan assets are as follows:

	2009	2008
Beginning of year	**₱16,259,552**	₱15,279,664
Contribution	**15,000,000**	–
Expected return on plan assets	**812,978**	764,000
Actuarial gains	**447,565**	215,888
End of year	**₱32,520,095**	₱16,259,552

The latest actuarial valuation of the plan is as of December 31, 2009. The principal actuarial assumptions used to determine retirement benefits costs are as follows:

	2009	2008	2007
Discount rate	**9.21%**	10.00%	9.00%
Investment yield	**5.00%**	5.00%	5.00%
Salary increase	**5.00%**	5.00%	10.00%

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2009	2008
Fixed income securities	**99.25%**	88.45%
Deposits in banks	**0.08%**	0.19%
Others	**0.67%**	11.36%
	100.00%	100.00%



The experience adjustments arising from the changes in the defined benefits obligation and plan assets for current and last four years are as follows:

	2009	2008	2007	2006	2005
Present value of the defined benefits obligation	**(₱45,310,110)**	(₱24,171,347)	(₱27,749,400)	(₱28,129,500)	(₱11,537,548)
Fair value of plan assets	**32,520,095**	16,259,552	15,279,664	13,532,362	11,037,015
Deficit	**(12,790,015)**	(7,911,795)	(12,469,736)	(14,597,138)	(500,533)
Experience adjustments on plan obligation	**6,146,322**	(7,673,453)	(4,039,700)	14,325,670	–
Experience adjustments on plan assets	**(447,565)**	(215,888)	199,998	(612,386)	(159,282)

The retirement plan calls for annual contributions covering the current service cost for the period plus payment toward funding the actuarial past service liability which has been accrued as of December 31, 2009 and 2008. The Parent Company expects to contribute ₱2.8 million in 2010.

19. Income Taxes

a. The details of provision for current income tax are as follows:

	2009	2008	2007
MCIT	**₱1,186,807**	₱647,289	₱1,144,234
Final taxes	**300,176**	4,392	300,137
	₱1,486,983	₱651,681	₱1,444,371

b. The Parent Company did not recognize deferred tax assets on the following items as management believes that it is more likely than not that the Parent Company will not be able to realize the deductible temporary differences and the carryforward benefits of these items in the future or prior to their expiration.

	2009	2008
Deductible temporary differences on:		
Provision for probable losses	**₱41,611,674**	₱41,611,674
Allowance for impairment losses	**12,719,957**	12,719,957
Retirement benefits and unamortized past service cost	**11,206,860**	7,217,836
Unrealized foreign exchange loss	**3,493,877**	1,281,749
Carryforward benefits of:		
NOLCO	**2,007,380**	15,091,328
MCIT	**2,978,330**	3,093,817

As of December 31, 2009, NOLCO and MCIT that can be claimed as deduction from future taxable income and used as deduction against future income tax liabilities, respectively, are as follows:

Year incurred	Expiry date	NOLCO	MCIT
2009	2012	₱–	₱1,186,807
2008	2011	9,786,203	647,289
2007	2010	–	1,144,234
		₱9,786,203	₱2,978,330



The movements in NOLCO and MCIT are as follows:

	2009	2008
NOLCO		
Beginning of year	**₱15,091,328**	₱32,758,966
Additions	**–**	15,091,328
Applications	**(5,305,125)**	–
Expirations	**–**	(32,758,966)
End of year	**₱9,786,203**	₱15,091,328
MCIT		
Beginning of year	**₱3,093,817**	₱3,197,423
Additions	**1,186,807**	647,289
Expirations	**(1,302,294)**	(750,895)
End of year	**₱2,978,330**	₱3,093,817

c. Deferred tax liability represents the tax effect of the following taxable temporary differences as of December 31, 2009 and 2008:

	2009	2008
Unearned crude oil lifting	₱7,165,295	₱1,596,162
Unrealized foreign exchange gain	613,528	2,200,891
	₱7,778,823	₱3,797,053

As of December 31, 2009, deferred tax asset on NOLCO amounting to ₱2.3 million was recognized to the extent of deferred tax liability on taxable temporary differences of ₱7.8 million.

d. The reconciliation of provision for income tax computed at the statutory income tax rates to the provision for income tax follows:

	2009	2008	2007
Provision for income tax computed at the statutory income tax rates	**₱32,685,938**	₱5,911,802	₱10,325,010
Additions to (reductions in):			
Non-taxable income	**(30,980,250)**	(8,325,147)	(4,699,281)
Deductible temporary differences, NOLCO and MCIT for which no deferred tax assets were recognized	**2,863,094**	7,719,092	2,524,872
Equity in net earnings of associates	**(2,802,479)**	(3,582,902)	(2,898,005)
Application of NOLCO for which no deferred tax assets were recognized in prior years	**(1,591,538)**	–	(4,283,394)
Nondeductible expenses	**327,272**	267,597	488,123
Interest income subjected to final tax	**(151,530)**	(7,062)	(10,749)
Dividend income	**(1,917)**	(2,730)	(2,205)
Gain on sale of AFS financial asset subjected to final tax	**(723)**	–	–
Effect of change in tax rates	**–**	(189,853)	–
Provision for income tax	**₱347,867**	₱1,790,797	₱1,444,371



e. The Republic Act (RA) No. 9337 or the Expanded-Value Added Tax (E-VAT) Act of 2005 took effect on November 1, 2005. The new E-VAT law provides, among others, for change in RCIT rate from 32% to 35% for the next three years effective on November 1, 2005 and 30% starting January 1, 2009. The unallowable deductions for interest expense was likewise changed from 38% to 42% of the interest income subjected final tax, provided that, effective January 1, 2009, the rate shall be 33%.

f. On July 7, 2008, RA 9504, which amended the provisions of the 1997 Tax Code, became effective. It includes provisions relating to the availment of the optional standard deduction (OSD). Corporations, except for nonresident foreign corporations, may now elect to claim standard deduction in an amount not exceeding 40% of their gross income. A corporation must signify in its returns its intention to avail of the OSD. If no indication is made, it shall be considered as having availed of the itemized deductions. The availment of the OSD shall be irrevocable for the taxable year for which the return is made. On September 24, 2008, the Bureau of Internal Revenue issued Revenue Regulation 10-2008 for the implementing guidelines of the law.

20. Financial Instruments

Classifications and Fair Values of Financial Instruments

The following table shows the classifications, carrying amounts and fair values of the Group's financial assets and financial liabilities:

	2009		2008	
	Carrying values	**Fair values**	Carrying values	Fair values
Financial Assets				
Loans and receivables:				
Cash and cash equivalents	**₱102,188,831**	**₱102,188,831**	₱980,828	₱980,828
Receivables:				
Accounts with contract operators	**72,318,328**	**72,318,328**	35,015,455	35,015,455
Advances to related companies	**19,874,489**	**19,874,489**	19,850,492	19,850,492
Accrued interest	**18,532,299**	**18,532,299**	18,556,464	18,556,464
Accounts with partners	**2,023,483**	**2,023,483**	761,259	761,259
Advances to officers and employees	**1,652,474**	**1,652,474**	1,081,779	1,081,779
Receivable from Nido Petroleum	–	–	27,232,131	27,232,131
Dividends	–	–	2,250,000	2,250,000
Others	**6,365,712**	**6,365,712**	118,133	118,133
	222,955,616	**222,955,616**	105,846,541	105,846,541
AFS financial assets:				
Quoted equity instruments	**97,464,288**	**97,464,288**	40,094,902	40,094,902
Unquoted equity instruments	**13,127,340**	**13,127,340**	10,877,340	10,877,340
	110,591,628	**110,591,628**	50,972,242	50,972,242
	₱333,547,244	**₱333,547,244**	₱156,818,783	₱156,818,783
Financial Liabilities				
Other financial liabilities:				
Loans payable	**₱–**	**₱–**	₱121,724,515	₱121,724,515
Accounts payable and accrued liabilities:				
Accrued liabilities	**6,426,727**	**6,426,727**	2,145,226	2,145,226
Accounts with partners	**5,151,086**	**5,151,086**	5,151,086	5,151,086

(Forward)



	2009		2008	
	Carrying values	**Fair values**	Carrying values	Fair values
Advances from related companies	**₱–**	**₱–**	₱3,054,250	₱3,054,250
Accrued interest	**–**	**–**	7,861,430	7,861,430
Others	**1,841,952**	**1,841,952**	3,352,220	3,352,220
Dividends payable	**–**	**–**	5,035,941	5,035,941
Subscriptions payable	**2,068,842**	**2,068,842**	2,069,233	2,069,233
	₱15,488,607	**₱15,488,607**	₱150,393,901	₱150,393,901

The carrying amounts of financial assets (except AFS financial assets) and financial liabilities approximate their fair values because of their short-term nature. Quoted AFS financial assets are carried at fair value based on the quoted values of the securities. Unquoted AFS financial assets are carried at cost since its fair value cannot be reliably measured.

Financial Instruments Carried at Fair Value
The following table shows the fair value information of AFS financial assets analyzed by source of inputs on fair valuation as follows:

- Quoted prices in active markets for identical assets (Level 1);
- Those involving inputs other than quoted prices included in Level 1 that are observable for the asset, either directly (as prices) or indirectly (derived from prices) (Level 2); and
- Those inputs for the asset that are not based on observable market data (unobservable inputs) (Level 3).

December 31, 2009:

	Level 1	**Level 2**	**Level 3**
AFS financial assets:			
Quoted equity instruments	**₱97,464,288**	**₱–**	**₱–**

21. Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise mainly of cash and cash equivalents, receivables, AFS financial assets, loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The BOD is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

The main risks arising from the Group's financial instruments are credit and concentration risk, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk and equity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risk
Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. In 2008, a major part of the SC 14 consortium's annual petroleum products sales were to



Pilipinas Shell Petroleum Corporation (PSPC) and in 2009, the annual petroleum production sales of Galoc, on the other hand, have been sold to Mitsui of Japan, SK Energy of South Korea and Petron Corporation. 100% of the outstanding accounts with contract operators are from the SC 14 consortium.

With respect to credit risk arising from the other financial assets of the Group, which comprise of cash and cash equivalents and AFS financial assets, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments, gross of any collaterals and credit enhancements.

The table below summarizes the Group's gross maximum credit risk exposure for the components of the consolidated balance sheets:

	2009	2008
Loans and receivables:		
Cash and cash equivalents	₱102,188,831	₱980,828
Accounts with contract operators	72,318,328	35,015,455
Advances to related companies	19,874,489	19,850,492
Accrued interest	18,532,299	18,556,464
Accounts with partners	2,023,483	761,259
Advances to officers and employees	1,652,474	1,081,779
Receivable from Nido Petroleum	–	27,232,131
Dividends	–	2,250,000
Others	6,365,712	118,133
AFS financial assets:		
Quoted equity instruments	97,464,288	40,094,902
Unquoted equity instruments	13,127,340	10,877,340
	₱333,547,244	₱156,818,783

The tables below show the credit quality of the Group's financial assets by class based on the Group's credit evaluation process and the aging of past due but not impaired financial assets:

As of December 31, 2009:

	Neither past due nor impaired		Past due but not impaired			Impaired	
	High Grade	Standard Grade	1 to 30 Days	31 to 90 Days	Over 90 Days	Financial Assets	Total
Loans and receivables:							
Cash and cash equivalents	₱102,188,831	₱–	₱–	₱–	₱–	₱–	₱102,188,831
Accounts with contract operators	72,318,328	–	–	–	–	–	72,318,328
Advances to related companies	10,000,000	–	–	–	9,874,489	5,614,118	25,488,607
Accrued interest	190,000	–	123,759	59,705	18,158,835	3,678,279	22,210,578
Accounts with partners	2,023,483	–	–	–	–	–	2,023,483
Advances to officers and employees	1,652,474	–	–	–	–	–	1,652,474
Others	6,365,712	–	–	–	–	3,427,560	9,793,272
AFS financial assets:							
Quoted equity instruments	97,464,288	–	–	–	–	–	97,464,288
Unquoted equity instruments	13,127,340	–	–	–	–	–	13,127,340
	₱305,330,456	₱–	₱123,759	₱59,705	₱28,033,324	₱12,719,957	₱346,267,201



As of December 31, 2008:

	Neither past due nor impaired		Past due but not impaired			Impaired	
	High Grade	Standard Grade	1 to 30 Days	31 to 90 Days	Over 90 Days	Financial Assets	Total
Loans and receivables:							
Cash	₱980,828	₱–	₱–	₱–	₱–	₱–	₱980,828
Accounts with contract operators	35,015,455	–	–	–	–	–	35,015,455
Advances to related companies	10,000,000	–	56,829	114,928	9,678,735	5,614,118	25,464,610
Accrued interest	–	–	155,743	287,713	18,113,008	3,678,279	22,234,743
Accounts with partners	761,259	–	–	–	–	–	761,259
Advances to officers and employees	1,081,779	–	–	–	–	–	1,081,779
Receivable from Nido Petroleum	27,232,131	–	–	–	–	–	27,232,131
Dividends	2,250,000	–	–	–	–	–	2,250,000
Others	118,133	–	–	–	–	3,427,560	3,545,693
AFS financial assets:							
Quoted equity instruments	–	40,094,902	–	–	–	–	40,094,902
Unquoted equity instruments	–	10,877,340	–	–	–	–	10,877,340
	₱77,439,585	₱50,972,242	₱212,572	₱402,641	₱27,791,743	₱12,719,957	₱169,538,740

Credit quality of cash and cash equivalents and AFS financial assets are based on the nature of the counterparty.

"High grade" credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. "Standard grade" credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is a common control. "Past due but not impaired" are items with history of frequent default, but the amount due is still deemed collectible. Lastly, "Impaired financial assets" are those that are long-outstanding and has been provided with allowance for impairment losses.

Liquidity risk

Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

All of the Group's financial liabilities which include loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable including future interest will fall due within one year, except for advances from related companies which are currently due and demandable.

Correspondingly, the financial assets that can be used by the Group to manage its liquidity risk as of December 31, 2009 and 2008 consist of cash and cash equivalents, accounts with contract operators and AFS financial assets. Also, the Group has a credit facility of ₱50.0 million with UCPB as of December 31, 2009.



Foreign currency risk
Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Group's transactional currency exposures arise from sales in currencies other than its functional currency. All of the Parent Company's share in petroleum operations revenue are denominated in United States Dollar (US Dollar). Likewise, the Group is exposed to foreign exchange risk arising from its US Dollar-denominated receivables.

The table below demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate, with all other variables held constant, of the Group's income before income tax due to changes in the carrying value of financial assets and liabilities. The sensitivity range is based on the historical volatility of the foreign exchange rate for the past year. The analysis is based on the assumption that last year's foreign currency rate volatility will be the same in the following year.

	Percentage Change in Foreign Exchange Rate	Effect on Income Before Income Tax
2009	**Depreciation of Peso against US Dollar by 6.50%**	**₱5,102,230**
	Appreciation of Peso against US Dollar by 6.50%	**(5,102,230)**
2008	Depreciation of Peso against US Dollar by 2.00%	₱1,237,824
	Appreciation of Peso against US Dollar by 2.00%	(1,237,824)

There is no other impact on the Group's equity other than those affecting profit or loss.

Equity price risk
Equity price risk is such risk where the fair values of investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS financial assets.

The following table shows the sensitivity to a reasonably possible change in the Philippine Stock Exchange index (PSEi), with all other variables held constant, of the Group's equity (through other comprehensive income) due to changes in the carrying value of the Group's AFS financial assets. The analysis links PSEi changes, which proxies for general market movements, to individual stock prices through their betas. Betas are coefficients depicting the sensitivity of individual prices to market movements.

The sensitivity range is based on the historical volatility of the PSEi for the past year. The analysis is based on the assumption that last year's PSEi volatility will be the same in the following year.

	Percentage Change in PSEi	Effect on Equity
2009	**Increase by 20%**	**₱18,124,595**
	Decrease by 20%	**(18,124,595)**
2008	Increase by 14%	5,645,243
	Decrease by 14%	(5,645,243)



The impact on the Group's equity excludes the impact on transactions affecting profit or loss.

22. Capital Management

The Group maintains a capital base to cover risks inherent in the business. The primary objective of the Group's capital management is to optimize the use and earnings potential of the Group's resources, ensuring that the Group complies with externally imposed capital requirements, if any, and considering changes in economic conditions and the risk characteristics of the Group's activities. No significant changes have been made in the objectives, policies and processes of the Group from the previous years.

The following table summarizes the total capital considered by the Group:

	2009	2008
Capital stock	**₱1,545,002,756**	₱1,534,949,112
Paid-in capital from sale of treasury shares	**1,624,012**	1,624,012
Retained earnings (deficit)	**79,199,793**	(34,441,407)
	₱1,625,826,561	₱1,502,131,717

23. Note to Consolidated Statements of Cash Flows

In 2009, the Parent Company's non-cash operating activity is the offsetting of its advances to related companies including accrued interest against its advances from related companies including accrued interest.

The Parent Company's principal non-cash investing activities are as follows:

a. As of December 31, 2009 and 2008, additional deferred oil exploration costs amounting to ₱1.3 million and ₱1.5 million were offset against the Parent Company's accounts with partners.

b. In August 2007, UPMC's receivables aggregating to ₱60.2 million were converted to AFS financial assets which had a fair value amounting to ₱48.4 million.

24. Event after the Balance Sheet Date

On March 24, 2010, the BOD approved in principle the declaration of 2% cash dividend equivalent to ₱0.0002 per share or an aggregate value of ₱38.4 million.



SGV & Co
Ernst & Young

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY SCHEDULES

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited in accordance with Philippine Standards on Auditing, the consolidated financial statements of The Philodrill Corporation and Subsidiary included in this Form 17-A and have issued our report thereon dated March 24, 2010. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68.1 and SEC Memorandum Circular No. 11, Series of 2008 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respect, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SYCIP GORRES VELAYO & CO.



Alvin M. Pinpin
Partner
CPA Certificate No. 94303
SEC Accreditation No. 0781-A
Tax Identification No. 198-819-157
PTR No. 2087563, January 4, 2010, Makati City

March 24, 2010



THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED DECEMBER 31, 2009

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,081,779	2,903,153	2,332,458	0	1,652,474		1,652,474
	1,081,779	2,903,153	2,332,458	0	1,652,474	0	1,652,474

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE YEAR ENDED DECEMBER 31, 2009

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos
Investments in associates								
Penta Capital Investment Corp.	1,600,000	175,185,165	7,777,494		2,000,000		1,600,000	180,962,659
Penta Capital Holdings, Inc.	300,000	44,668,783	1,564,102	0			300,000	46,232,885
		219,853,948	9,341,596	0	2,000,000	0		227,195,544
Available-for-sale (AFS) investments								
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306		5,717,890			3,752,293	106,779,196
Anglo Philippine Holdings Corp.	6,000	5,907				5,907		0
Vulcan Industrial & Mining Corp.	3,910,000	5,042,136					3,910,000	5,042,136
United Paragon Mining Corp.	6,839,068,254	72,983,955					6,903,672,151	72,983,955
Philippine Gold	325,000	10,877,340					325,000	10,877,340
South China Petroleum Explo., Inc.	2,778,457	3,392,405		2,752			2,778,457	3,395,157
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888
Asian Hospitals, Inc.				2,250,000			2,250,000	2,250,000
CJH Golf Club, Inc.	17	10,200,006					17	10,200,006
		213,986,943	0	7,970,642	0	5,907		221,951,678
less-allowance for decline in market value		163,014,228				(51,654,178)		111,360,050
		50,972,715		7,970,642	0	(51,654,178)		110,591,628
		270,826,663	9,341,596	7,970,642	2,000,000	(51,654,178)	0	337,787,172

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE YEAR ENDED DECEMBER 31, 2009

Name of Affiliate	Beginning Balance	Ending Balance
Alakor Corporation	10,000,000	10,000,000
Fil-Energy Corporation	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Vulcan Industrial and Mining Corporation	3,356,629	3,356,629
Pacific Rim Export Holdings, Corporation	1,114,118	1,114,118
United Paragon Mining Corporation	708,822	732,819
Minoro Mining and Exploration Corporation	1,031,279	1,031,279
	25,464,610	25,488,607
Less-allowance for doubtful accounts	5,614,118	5,614,118
	19,850,492	19,874,489

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,607,430	7,181,317			591,788,747
Office condominium units and improvements	5,425,001	112,000		3,234,961	8,771,962
Office furniture, fixtures and equipment	11,512,534	178,982		0	11,691,516
Transportation equipment	10,277,196			902,000	11,179,196
	611,822,161	7,472,299	0	4,136,961	623,431,421

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE YEAR ENDED DECEMBER 31, 2009

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	293,714,315	10,329,075			304,043,390
Office condominium units and improvements	5,299,308	31,481		3,053,200	8,383,989
Office furniture, fixtures and equipment	10,943,977	401,443			11,345,420
Transportation equipment	4,766,545	2,085,503		601,336	7,453,384
	314,724,145	12,847,502	0	3,654,536	331,226,183

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2009

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Reclassification	Ending Balance
Deferred oil exploration and development costs	821,218,862	2,515,630				823,734,492
	821,218,862	2,515,630	0	0	0	823,734,492

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2009

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P0.01 par value	200,000,000,000	154,500,275,554	37,368,529,804	0	887,835,384	190,980,969,974

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's *financial statements or the notes to financial statements.*

THE PHILODRILL CORPORATION
LIST OF ITEMS REPORTED UNDER SEC FORM 17C

Date of Report	Description
January 5, 2009	Press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project.
January 7, 2009	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of December 31, 2008.
January 8, 2009	Certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.
January 21, 2009	Election of Mr. Marciano A. Padilla as the Company's new director to serve the unexpired term of Dr. Walter W. Brown until the next election of directors at the Annual Stockholders' meeting to be held in June 2009.
January 23, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
February 4, 2009	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of January 31, 2009.
February 18, 2009	Company's annual stockholders' meeting on June 26, 2009.
February 20, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
February 20, 2009	Certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.

February 26, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
March 3, 2009	Certification on the Company's Petroleum Service contracts with the Department of Energy (DOE).
March 4, 2009	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of February 28, 2009.
March 9, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
March 18, 2009	Company to accept the second 25% installment payments on subscriptions beginning April 13, 2009 until May 15, 2009, without interest charges.
March 27, 2009	Venue of the Annual Stockholders' Meeting
April 02, 2009	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of March 31, 2009.
April 13, 2009	Report on the number of the Company's shareholders percentage of Foreign ownership report as of March 31, 2009.
April 15, 2009	Report on payments made out of the 25% initial subscription rights offer proceeds.
April 23, 2009	Quarterly Progress Report on the application of the proceeds from stock rights offering for the quarter ended March 31, 2009.
May 7, 2009	Report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of foreign ownership report as of April 30, 2009.
May 7, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.

May 13, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
May 21, 2009	Report on payments made out of the initial 25% and second 25% subscription rights offer proceeds.
May 25, 2009	Report on payments made out of the initial 25% and second 25% subscription rights offer proceeds.
June 3, 2009	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of May 31, 2009
June 18, 2009	DOE's approval of the final 15-year extensions of SC6A and SC6B.
June 23, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
June 26, 2009	Directors and officers of the Company elected during the Annual Stockholders' Meeting and Organizational Meeting.
July 1, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
July 3, 2009	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of June 30, 2009
July 10, 2009	Quarterly Progress Report on the application of the proceeds from stock rights offering for the quarter ended June 30, 2009.
July 15, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.
July 24, 2009	Press release from Galoc Production Company in connection with the Galoc Field Development Project.

August 6, 2009	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of July 31, 2009
August 10, 2009	Press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project.
August 13, 2009	Press release from Galoc Production Company in connection with the drilling preparations for the Galoc Development Project.
September 3, 2009	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of August 31, 2009
September 5, 2009	Quarterly Progress Report on the application of the proceeds from stock rights offering for the quarter ended September 30, 2009.
October 6, 2009	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of September 30, 2009.
November 6, 2009	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of October 31, 2009.
November 11, 2009	50% balance on subscriptions to the Company's 2009 Stock Rights Offering to be called for payment no later than December 31, 2010 instead of December 31, 2009.
December 7, 2009	Report on the number of the Company's shareholders owning at least one board lot each and percentage of foreign ownership report as of November 30, 2009.
December 14, 2009	Purchase of shares of Atlas Consolidated Mining & Devt Corp.
December 17, 2009	Purchase of shares of Atlas Consolidated Mining & Devt Corp.
December 22, 2009	Purchase of shares of Atlas Consolidated Mining & Devt Corp.

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea

Contact Person

631-8151

Company Telephone Number

0 6 | 3 0

Month *Day*

SEC Form 17Q (June 2009)

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9375

Total No. of Stockholders

P0.00

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes


AUG 1 2009

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended June 30, 2009

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of Common Stock Outstanding
191,868,805,358

Amount of Debt Outstanding

Total Liabilities P36,848,111.00

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Consolidated Financial Statements of the Company for the 2nd quarter ended 30 June 2009 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 June 2009), with comparative Statement of Operations for the comparable period (01 January to 30 June 2008) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 June 2009), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 June 2008) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 June 2009), as well as the basis of computation thereof.

5. The Company's interim financial report for the 2nd quarter 2009 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to June 30, 2009) as compared with the most recent annual financial statements (2008), and no policies or methods have been changed. There were NO reclassifications of financial assets made into and from each category as of the current reporting period.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 June 2009), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial year (2008), which had a material effect in the current interim period (01 January to 30 June 2009).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to June 30, 2009).

11. There were NO dividends paid on any Company share during the interim period (January 1 to June 30, 2009).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to June 30, 2009) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to June 30, 2009) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2008) and as of end of current interim period (June 30, 2009), EXCEPT those disclosed in Note 9 to the Company's 2008 Audited Financial Statements.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to June 30, 2009).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Total revenues for the first two quarters ended June 30, 2009 increased by P3.9 million or 5% to P79.3 million from P75.4 million for the same period last year. The combined production from the three oil fields, Nido, Matinloc and North Matinloc, totaled 88,123 barrels for the first semester ended June 30, 2009, around 43% higher than the 61,721 barrels produced for the same period last year. The average price per barrel for the period ended June 30, 2009 was $48.45 as compared to $88.23 for the same period last year. Share in production (in inventory) from Galoc amounting to P6.2 million was also booked as of June 30, 2009, following the termination of the Extended Production Test (EPT). Post-EPT production from Galoc totaled to 45,285 barrels as of June 30, 2009. Equity in net earnings of associate decreased by P1.1 million or 22% due to the lower level of income booked by Penta Capital Investment Corporation. Miscellaneous income increased by P5.9 million mainly due to the accrual of the farmin bonus relative to the Galoc project. Interest income decreased by P0.9 million or 38% due to the absence in 2009 of interest income booked on subscriptions receivable for the interim period ended June 30, 2008. Foreign exchange gains/ losses reflected a net gain of P0.5 million for the first semester of 2009 as compared to the net loss of P0.1 million for the same period last year.

Total costs and expenses increased by P8.3 million from P73.6 million for the first two quarters of 2008 to P81.9 million for the first two quarters of 2009. Interest and financing charges decreased by P2.4 million or 27% due to the full settlement of all loans made in April 2009. Operating costs increased by 14% due to the higher level of production cost. The company's net loss amounted to P0.6 million for the first two quarters of 2009 as compared with the P4.1 million net income for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	June 30, 2009	Dec. 31, 2008
Current Ratio	*6.32 : 1*	*0.72 : 1*
Current Assets	180,161,405	109,038,805
Current Liabilities	28,491,160	151,482,198
Debt to Equity Ratio	*0.02 : 1*	*0.12 : 1*
Total Liabilities	36,848,112	159,839,150
Stockholders Equity	1,564,407,677	1,339,099,455
Equity to Debt Ratio	*42.46 : 1*	*8.38 : 1*
Stockholders Equity	1,564,407,677	1,339,099,455
Total Liabilities	36,848,112	159,839,150
Book Value per Share	*0.0081535*	*0.00872*
Stockholders Equity	1,564,407,677	1,339,099,455
Shares outstanding	191,868,805,358	153,495,044,287

Income (Loss) per Share	*(0.000004)**	*0.00006**
Net Income (Loss)	(624,569)	9,063,530
Weighted ave. no. of shares	169,484,111,400	153,495,044,287

*for the period January 1 to June 30

The current ratio of 0.72:1 as of December 31, 2008 increased to 6:32 : 1 as of June 30, 2009. The Company's current assets exceeded its current liabilities by P151.7 million as of June 30, 2009. The "Available-for-sale (AFS) Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P81.6 million as of June 30, 2009 and P51.0 million as of December 31, 2008. If these shares would be considered part of Current Assets, the recomputed current ratio would be 9.19: 1 as of June 30, 2009 and 1.06:1 as of December 31, 2008.

Total assets increased from P1.499 billion as of December 31, 2008 to P1.601 billion as of June 30, 2009. Cash increased by P44.2 million due to the reimbursement of expenses relative to SC14 Nido, Matinloc and Galoc blocks. Receivables increased by P27.2 million or 34% due to some trade receivables accrued as of June 30, 2009. Crude oil inventory increased by P4.8 million due to the higher level of crude oil on storage as inventory as of June 30, 2009. AFS investments increased by P30.6 million or 60% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

Total current liabilities reflected a decrease of P123.0 million from P151.5 million as of December 31, 2008 to P28.5 million as of June 30, 2009 mainly due to the full settlement of loans made during the interim period.

Stockholders' equity increased by P225.3 million from P1.339 billion as of December 31, 2008 to P1.564 billion as of June 30, 2009 mainly due to the subscription to the company's stock rights offering. The valuation reserve pertaining to the company's listed stock investments was adjusted from P163.0 million as of December 31, 2008 to P132.4 million as of June 30, 2009. The company's deficit increased by P0.6 million due to the net loss booked for the first two quarters of 2009.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NOT yet started commercial operations, disclosure on performance indicators are as follows:

	June 30, 2009	Dec. 31, 2008
Current Ratio	0	0
Current Assets	0	0
Current Liabilities	0	0
Debt to Equity Ratio	0.006 : 1	0.003 : 1
Total Liabilities	57,863	29,092
Stockholders' Equity	9,141,264	9,170,034
Equity to Debt Ratio	158 : 1	315 : 1
Stockholders' Equity	9,141,264	9,170,034
Total Liabilities	57,863	29,092
Book Value per Share	0.0007	0.0007
Stockholders' Equity	9,141,264	9,199,127
Average shares outstanding	12,505,000,000	12,505,000,000
Income (loss) per Share	0.000002	0.000002
Net Income (Loss)	(28,770)	(27,060)
Average shares outstanding	12,505,000,000	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting the balance of subscriptions receivable; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

   There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the collection of the balance of subscriptions receivable, and from loans, or to avoid incurring these expenditures altogether by way of farm-outs.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash increased by P44.2 million due to the reimbursement of expenses relative to SC14 Nido, Matinloc and Galoc blocks.

   Receivables increased by P27.2 million or 34% due to trade receivables accrued as of end of the interim period.

   Crude oil inventory increased by P4.8 million or 303% due to higher level of crude oil on storage as of June 30, 2009.

   Other current assets increased by P1.5 million due to some prepayments made during the interim period.

   AFS investments increased by P30.6 million or 60% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

   Other noncurrent assets decreased by P0.27 million or 36% due to amortization of other deferred charges.

Loans payable decreased by P121.7 million due to the full settlement of loans made during the interim period.

Subscribed capital stock and subscriptions receivable increased by P376.9 million and P188.4 million, respectively, from the December 31, 2008 balances. The increase was due to the company's stock rights offering.

Unrealized losses on decline in market value of AFS investments decreased by P30.6 million or 19% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

The company's deficit increased by P0.6 million due to the net loss booked for the first two quarters of 2009.

Petroleum revenues decreased by P0.9 million due to lower crude oil prices. The average price per barrel for the period ended June 30, 2009 was $48.45 as compared to $88.23 for the same period last year. Total production from the three oilfields – Nido, Matinloc and North Matinloc for the first semester of 2009 was 88,123 barrels as compared to 61,721 barrels for the same period last year. Share in production (in inventory) from Galoc amounting to P6.2 million was also booked as of June 30, 2009, following the termination of the Extended Production Test (EPT). Post-EPT production from Galoc totaled to 45,285 barrels as of June 30, 2009.

Equity share in net earnings of associates decreased by P1.1 million or 22% due to lower level of income of Penta Capital Investment Corporation for the interim period.

Miscellaneous income increased by P5.9 million mainly due to the accrual of share in the farmin bonus relative to the Galoc project.

Interest income decreased by P0.9 million or 38% due to the absence in 2009 of the interest income on subscriptions receivable booked for the interim period ended June, 2008.

Foreign exchange gains (losses) reflected a net gain of P0.5 million for the first quarter of 2009 as compared to a net loss of P0.1 million for the same period last year.

Interests and financing charges decreased by P2.4 million. The decrease was due to the full settlement of loans made during the interim period ended June 30, 2009 as compared to the same period last year.

Share in costs and operating increased by 14% due to higher level of production costs during the interim period.

Net loss amounted to P0.6 million for the first two quarters of 2009, as compared to the net income of P4.1 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

Item 3. Management's Assessment and Evaluation of Financial Risk Exposures

A. Financial Instruments

Since there were NO financial assets reclassified into and from each category, disclosures on the following are:

a. The financial assets reclassified into and from each category; - Not Applicable

b. For each reporting period until derecognition, the carrying amounts and fair values of all financial assets reclassified in the current reporting period and previous reporting periods;- Not Applicable

c. For financial assets reclassified in rare circumstances, the facts that would establish such kind of circumstances; -Not Applicable

d. In the reporting period to which financial assets are reclassified, the fair value of the gains or losses of those assets as recognized either in profit or loss, or in equity (other comprehensive income) in that reporting period and previous reporting periods;- Not Applicable

e. For the remainder of the instruments' lives, the gains or losses that would have been recognized in profit or loss, or equity had they not been reclassified, together with the gains, losses, income and expenses now recognized;-Not Applicable

f. As at date of reclassification, the effective interest rates and estimated amounts of cash flows the company expects to recover. – Not Applicable

Fair Values of Financial Instruments

The following table shows the carrying amounts and fair values of the Group's financial assets and financial liabilities:

	Consolidated Unaudited June 2009	Consolidated Unaudited June 2009	Consolidated Audited December 2008	Consolidated Audited December 2008
	Fair Values	Carrying Values	Fair Values	Carrying Values
FINANCIAL ASSETS				
Cash on hand	1,223	1,223	40,054	40,054
Cash in banks	14,052,739	14,052,739	940,774	940,774
Short term placements	31,000,000	31,000,000		
Accounts with contract operators	54,273,761	54,273,761	35,015,455	35,015,455
Receivable from Nido Petroleum	27,232,131	27,232,131	27,232,131	27,232,131
Advances to related companies	18,874,489	18,874,489	19,850,492	19,850,492
Accrued interest receivables	23,008,981	23,008,981	18,556,464	18,556,464
Dividends	2,250,000	2,250,000	2,250,000	2,250,000
Advances to officers and employees	1,052,780	1,052,780	1,081,779	1,081,779
Accounts with partners	2,376,933	2,376,933	761,259	761,259
Others	109,236	109,236	118,133	118,133
	174,232,274	**174,232,274**	**105,806,487**	**105,806,487**
AFS financial assets				
Quoted equity instruments	70,737,492	70,737,492	40,094,902	40,094,902
Unquoted equity instruments	10,877,340	10,877,340	10,877,340	10,877,340
	81,614,832	**81,614,832**	**50,972,242**	**50,972,242**
	255,847,106	**255,847,106**	**156,818,783**	**156,818,783**
FINANCIAL LIABILITIES				
Loans payable	0	0	121,724,515	121,724,515
Accounts payable and accrued liabilities				
Accrued interest	6,983,806	6,983,806	7,861,430	7,861,430
Accounts with partners	8,714,042	8,714,042	5,151,086	5,151,086
Advances from related companies	3,054,250	3,054,250	3,054,250	3,054,250
Accrued liabilities	417,671	417,671	2,145,226	2,145,226
Others	1,790,036	1,790,036	3,352,220	3,352,220
Dividends payable	5,035,941	5,035,941	5,035,941	5,035,941
Subscriptions payable	2,069,233	2,069,233	2,069,233	2,069,233
	28,064,979	**28,064,979**	**150,393,901**	**150,393,901**

The carrying amounts of financial assets and liabilities approximate their fair values because of their short-term nature. Quoted AFS investments are carried at fair value based on the quoted values of the securities.

B. Financial Risk Management Objectives and Policies

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise mainly of cash, receivables, advances to/from related companies, AFS financial assets, loans payable, accounts payables and accrued liabilities, dividends payable and subscriptions payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The Board of Directors (BOD) is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

The main risks arising from the Group's financial instruments are credit and concentration risks, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk, equity price risk and commodity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risks

Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. As of June 30, 2009, 93% of the SC14 consortium's interim period petroleum products sales were to Pilipinas Shell Petroleum Corporation (PSPC) and 7% was a spot sale made to Erisoil Petroleum Products. All of the outstanding trade receivables are from the SC14 consortium. At present, the SC14 consortium has a supply agreement with PSPC, assuring PSPC with sale of the SC14 consortium's petroleum products. This agreement has been renewed every year.

With respect to credit risk arising from other financial assets of the Group, which comprise of cash and AFS financial assets, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments gross of any collaterals and credit enhancements. The table below summarizes the Group's exposure to credit risk for the components of the unaudited consolidated balance sheet as of June 30, 2009:

Loans and receivables	
Cash in banks	14,052,739
Short term placements	31,000,000
Accounts with contract operators	54,273,761
Receivable from Nido Petroleum	27,232,131
Advances to related companies	18,874,489
Accrued interest	23,008,981
Dividends	2,250,000
Advances to officers and employees	1,052,780
Accounts with partners	2,376,933
Others	109,236
AFS investments	
Quoted	70,737,492
Unquoted	10,877,340
Gross maximum credit risk exposure	255,845,883

The table below shows the credit quality of the Group's financial assets by class as of June 30, 2009 based on the Group's credit evaluation process:

	Neither past due nor impaired High Grade	Neither past due nor impaired Standard Grade	Past due but not impaired	Impaired Financial Assets	Total
Loans and receivables					
Cash in banks	14,052,739				14,052,739
Short term placements	31,000,000				31,000,000
Accounts with contract operators	54,273,761				54,273,761
Receivable from Nido Petroleum	27,232,131				27,232,131
Advances to related companies	9,000,000		9,874,488	5,614,118	24,488,606
Accrued interest			19,330,702	3,678,279	23,008,981
Dividends	2,250,000				2,250,000
Advances to officers and employees	1,052,780				1,052,780
Accounts with partners	2,376,933				2,376,933
Others	109,236			3,427,560	3,536,796
AFS investments:					
Quoted equity instruments		70,737,492			70,737,492
Unquoted equity instruments		10,877,340			10,877,340
Total	141,347,582	81,614,832	29,205,190	12,719,957	264,887,560

High grade credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. Standard grade credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is common control.

Liquidity risk

Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

Foreign currency risk

Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Parent Company's transactional currency exposures arise from sales in currencies other than its functional currency. All of the parent Company's share in petroleum operations revenue are denominated in US dollar. Likewise, the Parent Company is exposed to foreign exchange risk arising from its US dollar-denominated trade receivables.

Equity price risk
Equity price risk is such risk where the fair values of the investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS financial assets.

Commodity price risk
The Parent Company's revenues are based on international commodity quotations (i.e., primarily on the average Dubai oil prices) over which the Parent Company has no significant influence or control. This exposes the Parent Company's results of operations to commodity price volatilities that may significantly impact its cash inflows.

Interest Rate Risk
Interest rate risk is such risk where the possibility of changes in interest rates would unfavorably affect future cash flows from the financial statements. The Group's exposure to the risk of changes in interest rates relates primarily to the bank loans which are reviewed and reset by the creditor banks regularly. As of June 30, 2009, the Company had fully paid its outstanding bank loans.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

During the early months of 2009, Philodrill negotiated with the Department of Energy (DOE) for the 15-year final extension of the contract term of the SC 6A, as well as SC 6B-Bonita Block. The DOE, in a letter dated 17 June 2009, finally approved the extension of the terms of these 2 blocks. The fifteen (15)-year extension of the contract term shall be for a series of three 5-year terms, subject to compliance with certain conditions such as yearly submission of work program and budget and payment of technical assistance and training fund to the DOE. The term extension is reckoned from March 1, 2009.

2.0 Service Contract 6 (Cadlao)

Since last year, Blade Petroleum and the DOE had a series of negotiations for the finalization and acceptance of the Cadlao Plan of Development (POD) with which Blade Petroleum committed to re-activate the Cadlao Field. As of end-June 2009, the DOE has yet to approve Blade Petroleum's Cadlao POD.

3.0 Service Contract 6B (Bonita)

Similar to SC 6A Octon Block, Philodrill has had a series of negotiations with the DOE for the extension of the contract during the first months of the year. In support of the request, Philodrill submitted Venturoil's proposed work program as the Bonita Consortium's commitment. Last June 17, 2009, the DOE approved the final 15-year term extension reckoned from March 1, 2009.

4.0 Service Contract No. 14 (Production Blocks)

2nd Quarter 2009 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	North Matinloc	Total
April	0	6,871	1,948	8,819
May	11,906	4,392	1,687	17,985
June	11,925	3,546	3,408	18,879
Total	**23,831**	**14,809**	**7,043**	**45,683**

Since February 23, 2009 when the North Matinloc Field was again test produced to determine viability of putting it back online, a total of 8,038 barrels has been produced from the field as of end June 2009. This volume augmented the output from the Matinloc field during the period.

The consortium completed 5 shipments during the second quarter, involving 23,831 barrels of crude from Nido, 25,250 barrels from Matinloc and 7,958 barrels from North Matinloc. As of end-June, about 300 barrels of combined Matinloc/North Matinloc crude are onboard the storage barge.

5.0 Service Contract No. 14 (Retention Block, Tara, Libro and North Matinloc)

We continue to provide assistance to Venturoil in their due diligence studies of these areas. We have granted them an extension of their option to farm-in through to September 2009.

6.0 Service Contract No. 14 C-1 (Galoc)

The Galoc Field produced 944,085 barrels for the period from April 1 to June 30, 2009. Cumulative production stood at 2,283,670 barrels as of June 30, 2009.

During the second quarter of 2009, Galoc Production Company (GPC) completed 3 monthly offtakes involving about 1,017,750 barrels. These cargoes were sold in succession to Mitsui of Japan, SK Energy of South Korea and Petron Corporation.

On different occasions, GPC shut down field operations and performed FPSO disconnection due to severe weather conditions. In anticipation of severe weather on May 6th, the field was shutdown, the FPSO was disconnected and the mooring and riser system laid down on the seabed. Production resumed on May 13th but was again suspended on May 31st for a short period until June 2nd. The threat of Typhoon Feria directly passing the site prompted GPC to disconnect on June 24th. As of end-June, the operator was waiting for weather to subside for the re-connection.

The Extended Production Test (EPT) for the Galoc Field was officially terminated by the DOE on June 19, 2009. The EPT was granted by the DOE in August 2006 to allow GPC to fully assess the viability of long-term production from the field. The gathered data from the EPT period proved sufficient for this goal, thus commerciality of the field was declared by the operator with effectivity on June 19, 2009.

7.0 Service Contract 14 C-2 (West Linapacan)

Pitkin has reported that the pilot area for seismic inversion involving 10 sq km of seismic has been completed. Results of the inversion were encouraging and they have decided to have the entire 180 sq km data set inverted.

Pitkin had started some of the other planned geophysical programs including sequence stratigraphy and petrophysics and conceptual engineering works.

8.0 Service Contract No. 41 (Sulu Sea)

For the quarter ending 30 June 2009, geophysical contractor DownUnder Geosolutions (DuG) have provided Tap Oil with the preliminary processing report and initial velocity models for the Alpine 3D seismic data re-processing. DuG had started with the data inversion. Forward program is to complete and integrate all geological and geophysical (G&G) studies into comprehensive petroleum systems analysis for the entire Sulu Sea Block.

9.0 Service Contract No. 53 (Onshore Mindoro)

In April 2009, Pitkin Petroleum requested for the extension of Sub-Phase 1 for Pitkin to acquire its onshore seismic commitment for SC 53. Pitkin has deferred the seismic acquisition program which was originally scheduled to commence in April 2009, to November this year when weather conditions are favorable for onshore seismic acquisition. As of end-June 2009, the DOE has yet to act on Pitkin's requested extension.

In May 2009, Pitkin has secured approval from the DOE for additional area northwest of the block, increasing the contract area to 734,000 hectares from 600,000 hectares.

10.0 SWAN BLOCK

Philodrill continue to wait for PNOC-EC's response to the proposed participation in SC 57 and SC 58.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 June 2009).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:


Date: ______________
FRANCISCO A. NAVARRO
Executive Vice President



Date: 8/7/09
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION

Balance Sheets	Consolidated	
	(Unaudited) June 30	(Audited) December 31
	2009	2008
ASSETS		
Current Assets		
Cash & short-term placements	45,161,965	980,828
Receivables	106,625,244	79,401,103
Crude oil inventory	6,434,280	1,596,162
Advances to related companies - net	18,874,489	25,464,610
Other current assets	3,065,427	1,596,102
Total Current Assets	180,161,405	109,038,805
Noncurrent Assets		
Property and equipment - net	295,412,567	297,098,016
Investments - Associates	221,775,548	219,853,948
Available-for-sale investments	81,614,831	50,972,242
Deferred oil exploration and development costs	821,808,161	821,218,862
Other noncurrent assets	483,277	756,732
Total Noncurrent Assets	1,421,094,384	1,389,899,800
TOTAL ASSETS	1,601,255,789	1,498,938,605
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Trade and other payables	18,331,736	19,598,259
Loans payable	0	121,724,515
Advances from related companies	3,054,250	3,054,250
Dividends payable	5,035,941	5,035,941
Subscriptions payable	2,069,233	2,069,233
Total Current Liabilities	28,491,160	151,482,198
Noncurrent Liabilities		
Pension liability	7,217,836	7,217,836
Deferred income tax liability	1,139,116	1,139,116
Total Noncurrent Liabilities	8,356,952	8,356,952
Stockholders' Equity		
Capital stock - P0.01 par value		
Authorized - 200 billion shares in 2009		
- 155 billion shares in 2008		
Issued	1,541,791,897	1,534,949,112
Subscribed	376,896,157	1,331
Subscriptions receivable	(188,448,098)	(687)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(132,390,316)	(163,032,906)
Retained Earnings (Deficit)	(35,065,975)	(34,441,407)
Total Stockholders' Equity	1,564,407,677	1,339,099,455
TOTAL LIABILITES AND STOCKHOLDERS' EQUI	1,601,255,789	1,498,938,605

THE PHILODRILL CORPORATION

Statements of Income

	Consolidated			
	January 1 to June 30	January 1 to June 30	April 1 to June 30	April 1 to June 30
	2009	2008	2009	2008
REVENUES				
Share in petroleum operations	69,478,409	70,348,355	45,460,164	23,961,459
Equity in net earnings of associates - net	3,921,600	5,026,560	1,447,200	2,901,360
Miscellaneous	5,883,657	2,350	5,642,136	(184,225)
	79,283,666	75,377,265	52,549,500	26,678,594
INTEREST INCOME	1,514,632	2,453,322	1,062,474	84,263
FOREIGN EXCHANGE GAINS (LOSSES)	471,808	(114,284)	67,957	325,012
COSTS AND EXPENSES				
Interest and financing charges	(6,569,061)	(9,001,867)	(1,608,181)	(5,050,711)
Share in costs and operating	(57,515,389)	(50,600,810)	(31,207,842)	(20,549,635)
General and administrative	(17,810,225)	(13,972,109)	(10,009,471)	(6,409,536)
Loss on sale of investment	0	0	0	0
	(81,894,675)	(73,574,786)	(42,825,494)	(32,009,882)
NET INCOME (LOSS)	(624,569)	4,141,517	10,854,437	(4,922,013)

Earnings (loss) per share was computed as follows:

Net income (loss)	(624,569)	4,141,517	10,854,437	(4,922,013)
Weighted average no. of shs	169,484,111,400	153,495,044,287	169,484,111,400	153,495,044,287
Income (Loss) per share	(0.000004)	0.00003	0.00006	(0.00003)

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	Consolidated	
	January 1 to June 30 2009	January 1 to June 30 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	(624,569)	4,141,517
Adjustments for:		
Depletion, depreciation and amortization	1,950,785	1,580,459
Equity in net losses (earnings) of associates - net	(3,921,600)	(5,026,560)
Operating loss before working capital changes	(2,595,384)	695,416
Decrease (increase) in:		
Receivables	(13,588,834)	(7,254,798)
Crude oil inventory	(4,838,118)	9,683,430
Other current assets	(1,469,325)	(45,934)
Increase in accounts payable and accrued expenses	(2,882,197)	1,204,295
Net cash from (used in) operating activities	(25,373,859)	4,282,409
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	2,000,000	2,000,000
Reductions in (additions to):		
Property and equipment	(101,127)	(25,101,522)
Deferred oil exploration and development costs	(589,298)	23,535,373
Advances to affiliated companies - net	(4,655,273)	(1,887,295)
Investments	0	0
Other noncurrent assets	(664,992)	(64,992)
Subscriptions payable	0	0
Net cash from (used in) investing activities	(4,010,690)	(1,518,437)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(121,724,515)	(6,000,000)
Cash dividend payable	0	184
Proceeds from subscriptions receivable	195,290,200	817,382
Net cash from (used in) financing activities	73,565,685	(5,182,433)
NET INCREASE (DECREASE) IN CASH	44,181,136	(2,418,462)
CASH, BEGINNING	980,828	3,825,792
CASH, ENDING	45,161,964	1,407,330

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan-Jun 2009	Jan-Jun 2008
CAPITAL STOCK - P0.01 par value		
Authorized -	200 billion shs	155 billion shs
Issued		
Balance at the beginning of year	1,534,949,111	1,529,187,292
Issuances for the period	6,842,786	5,761,819
Adjustments		
Balance at end of second quarter	1,541,791,897	1,534,949,111
Subscribed		
Balance at the beginning of year	1,331	5,763,151
Preemptive rights	383,737,611	
Issuances for the period	(6,842,785)	(5,761,819)
Adjustments		
Balance at end of second quarter	376,896,157	1,332
Subscriptions receivable		
Balance at the beginning of year	(686)	(818,070)
Preemptive rights	(383,737,611)	
Collection of subscriptions receivable	195,290,199	817,384
Balance at end of second quarter	(188,448,098)	(686)
Deposit on subscriptions		
Balance at the beginning of year	0	0
Collection of deposit on SR	98,940,319	0
Application of deposit against SR	(98,940,319)	
Balance at end of second quarter	0	0
Paid in capital from sale of treasury		
Balance at the beginning of year	1,624,012	1,624,012
Acquisition	0	0
Balance at end of second quarter	1,624,012	1,624,012
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(163,032,906)	(87,875,464)
Adjustments	30,642,590	(28,170,913)
Balance at end of second quarter	(132,390,316)	(116,046,377)
Retained Earnings		
Balance at the beginning of year	(34,441,406)	(49,541,472)
Net income (loss) for the period	(624,569)	4,141,517
Balance at end of second quarter	(35,065,975)	(45,399,955)
Total Stockholders' Equity	1,564,407,677	1,375,127,437

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,061,588	452,829	461,637		1,052,780		1,052,780
	1,061,588	452,829	461,637	0	1,052,780	0	1,052,780

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates-at equity									
Penta Capital Investment Corp.	1,600,000	177,659,565	1,447,200		2,000,000		1,600,000	177,106,765	
Penta Capital Holdings, Inc.	300,000	44,668,783					300,000	44,668,783	
Phoenix Gas & Oil Explo.		0		0			12,505,000,000	0	
		222,328,348	1,447,200	0	2,000,000	0		221,775,548	0
Amount shown under the caption "Available For Sale Investments"									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	6,000	5,907					6,000	5,907	
Vulcan Industrial & Mining Corp.	3,910,000	5,042,136					3,910,000	5,042,136	
United Paragon Mining Corp.	6,839,068,254	72,983,955					6,839,068,254	72,983,955	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
South China Petroleum Explo., Inc.	2,540,034	3,392,405					2,540,034	3,392,405	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
CJH Golf Club, Inc.	17	10,200,006					17	10,200,006	
		213,986,943	0	0	0	0		213,986,943	0
less-allowance for decline in market value		148,423,576				(16,051,464)		132,372,112	
		65,563,367	0	0	0	16,051,464		81,614,831	
		287,891,715	1,447,200	0	2,000,000	16,051,464		303,390,379	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Name of Affiliate	Beginning Balance	Ending Balance
Alakor Corporation	10,000,000	9,000,000
Fil-Energy Corporation	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Vulcan Industrial and Mining Corporation	3,356,629	3,356,630
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
United Paragon Mining Corporation	732,819	732,819
Others	1,031,279	1,031,278
	25,488,607	24,488,607
Less-allowance for doubtful accounts	5,614,118	5,614,118
	19,874,489	18,874,489

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,607,460				584,607,460
Office condominium units and improvements	5,425,001			3,234,961	8,659,962
Office furniture, fixtures and equipment	11,514,988	96,125			11,611,113
Transportation equipment	10,277,196				10,277,196
	611,824,645	96,125	0	3,234,961	615,155,730

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	293,881,232	540,671			294,421,903
Office condominium units and improvements	5,261,711	482		3,109,358	8,371,551
Office furniture, fixtures and equipment	11,048,017	107,427			11,155,444
Transportation equipment	5,280,405	513,860			5,794,265
	315,471,365	1,162,440	0	3,109,358	319,743,163

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	863,079,093	340,741			0	863,419,834
less-Allowance for unrecoverable deferred oil explo costs	(41,611,674)					(41,611,674)
	821,467,419	340,741	0	0	0	821,808,160

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P0.01 par value	200,000,000,000	154,179,189,668	37,689,615,690	0	902,104,084	190,966,701,274

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE SECOND QUARTER ENDED JUNE 30, 2009

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receivables									
1) Account with contract operator	51,010,221	11,834,325	18,617,462	9,896,276	10,662,158	0	0	0	0
less allowance for doubtful accounts	0								
Net Trade Receivables	51,010,221	11,834,325	18,617,462	9,896,276	10,662,158	0	0	0	0
b) Non-trade receivables									
1) Accrued interest receivable	23,008,981	123,219	250,546	1,008,483	183,464	374,328	776,790	20,292,150	0
less allowance for doubtful accounts	(3,678,279)	0	0	0	0	0	0	(3,678,279)	0
2) Account with officers and employees	1,052,780	58,007	66,169	134,536	387,958	406,110	0	0	0
3) Dividend receivable	2,250,000	0	0	0	0	0	0	2,250,000	0
4) Others	36,409,100	5,640,473	0	0	27,341,067	0	0	3,427,560	0
less allowance for doubtful accounts	(3,427,560)	0	0	0	0	0	0	(3,427,560)	0
Net Non-Trade Receivables	55,615,022	5,821,700	316,715	1,143,020	27,912,489	780,438	776,790	18,863,871	0
Net Receivables	106,625,244	17,656,025	18,934,176	11,039,296	38,574,647	780,438	776,790	18,863,871	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Accrued interest receivable	interest receivable on advances	
2) Account with officers and employees	other advances to officers and employees	
3) Dividend receivable	share in dividend declared by affiliate	

Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The consolidated financial statements have been prepared using the historical cost basis, except for crude oil inventory which is valued at market and quoted available-for-sale (AFS) financial assets which are measured at fair value. The consolidated financial statements are presented in Philippine Peso (Peso), which is the Parent Company's functional currency. All amounts are rounded off to the nearest Peso except when otherwise indicated.

Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial years except as follows:

The Group has adopted the following new Philippine Interpretations based on International Financial Reporting Interpretations Committee (IFRIC) Interpretations and amendments to previously issued Philippine Accounting Standards (PAS) during the year. Adoption of these interpretations did not have a material effect on the consolidated financial statements except for the additional disclosures, where required.

- Philippine Interpretation IFRIC 11, *Group and Treasury Share Transaction*, requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when the subsidiary's employees receive rights to the equity instruments of the parent. As the Group currently has no such transactions, the Interpretation did not have any effect on its consolidated financial statements.

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements*, covers contractual arrangements arising from entities providing public services. The Group is not a party to any concession arrangement, thus, this Interpretation did not have any impact on the consolidated financial statements.

- Philippine Interpretation IFRIC 14, *The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction*, provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under PAS 19, *Employee Benefits*. The Interpretation did not have any impact on the consolidated financial statements.

- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement*, and PFRS 7, *Financial Instruments: Disclosures - Reclassification of Financial Assets*, allows reclassification of certain financial instruments held-for-trading to either held-to-maturity (HTM), loans and receivables or AFS financial assets categories as well as certain instruments from investments to loans and receivables. The Group has no financial instruments held-for-trading, thus, the amendments did not have any impact on the consolidated financial statements.

Basis of Consolidation
The consolidated financial statements comprise the balance sheets of the Parent Company and PGO, its wholly owned subsidiary, as of December 31, 2008 and 2007, and the related statements of income of the Parent Company for each of the three years in the period ended December 31, 2008, and of PGO for each of the two years in the period ended December 31, 2008. The financial statements of the subsidiary are prepared for the same reporting year as the Parent Company using consistent accounting policies.

Subsidiary
A subsidiary is an entity over which the Parent Company has the power to govern the financial and operating policies of the entity, or generally has an interest of more than one half of the voting rights of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Parent Company controls another entity. A subsidiary is fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. They are deconsolidated from the date on which control ceases.

All intra-group balances, transactions, income and losses resulting from intra-group transactions that are recognized in assets are eliminated in full. However, intra-group losses that indicate impairment are recognized in the consolidated financial statements.

Investments in Associates
Associates are entities which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheet and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Group also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Business Combination and Goodwill
Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets and liabilities of the acquired business initially at fair value. If the acquirer's interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree's identifiable assets and liabilities and the measurement of the cost of the combination; and (b) recognize immediately in profit or loss any excess remaining after that reassessment.

When a business combination involves more than one exchange transaction, each exchange transaction shall be treated separately using the cost of the transaction and fair value information at the date of each exchange transaction to determine the amount of any goodwill associated with that transaction. This results in a step-by-step comparison of the cost of the individual investments with the Group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at each exchange transaction. The fair values of the acquiree's identifiable assets, liabilities and contingent liabilities may be different at the date of each exchange transaction. Any adjustments to those fair values relating to previously held interests of the Group is a revaluation to be accounted for as such and presented separately as part of equity.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share in the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is recognized separately as a noncurrent asset. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (CGU) or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU or group of CGUs is less than the carrying amount of the CGU or group of CGUs to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its impairment test of goodwill on an annual basis.

Acquisition of PGO
On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date.

The fair values of the identifiable assets of PGO as of the date of acquisition are as follows:

	Fair Values	Carrying Values
Wells, platforms and other facilities (Note 6)	**₱21,234,458**	₱21,234,458
Deferred oil exploration costs (Note 9)	**10,695,328**	10,695,328
	31,929,786	31,929,786

As of May 2, 2007, PGO has no liabilities. Since there was no fair value available for the acquired assets, the Parent Company assumed that the carrying value was the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired was ₱32.6 million which resulted to a goodwill of ₱0.7 million. The Parent Company immediately impaired this goodwill at the acquisition date. As of December 31, 2008, PGO has not yet started commercial operations.

Cash
Cash consists of cash on hand and in banks.

Financial Assets and Financial Liabilities
The Group recognizes financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date. Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at fair value through profit or loss (FVPL), includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: HTM investments, AFS financial assets, FVPL financial assets and loans and receivables, as appropriate. Financial liabilities are classified as either financial liabilities at FVPL or other financial liabilities, as appropriate. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at each balance sheet date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

As of December 31, 2008 and 2007, the Group has no financial assets classified as HTM investments and financial assets and financial liabilities at FVPL.

Determination of fair value
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day1 Profit
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair

value (a Day 1 profit) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Embedded derivatives

An embedded derivative is separated from the host financial or non-financial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized as at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of income.

The Group has no embedded derivatives as of December 31, 2008 and 2007.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

As of December 31, 2008 and 2007, the Group's loans and receivables consist of cash in banks and receivables (Note 19).

AFS financial assets

AFS financial assets are non-derivative financial assets that are designated as AFS or are not classified in any of the three other categories. The Group designates financial instruments as AFS financial assets if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity as "Net unrealized loss on decline in value of AFS financial assets".

When the financial asset is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of income. Interest earned on the investments is reported as 'Interest income' using the effective interest method. Dividends earned on investments are recognized in the consolidated statement of income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

As of December 31, 2008 and 2007, the Group classifies its investments in shares of stocks as AFS financial assets (Note 8).

Other financial liabilities
Other financial liabilities are initially recorded at fair value, less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

As of December 31, 2008 and 2007, the Group classifies its loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable as other financial liabilities (Note 19).

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Loans and receivables
If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in the group of financial assets with similar credit risk and characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

In relation to receivable, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through the use of an allowance account. Impaired receivables are derecognized when they are assessed as uncollectible.

AFS financial assets
For AFS financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS financial assets, this would include a significant or prolonged decline in the fair value of the investments below its cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of "Interest income" in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Derecognition of Financial Assets and Financial Liabilities
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;

- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities
A financial liability is derecognized when the obligation under the liability was discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Crude Oil Inventory
Crude oil inventory is carried at market value.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the exploration and development cost of producing oilfields.

Depreciation of property and equipment, other than wells, platforms and other facilities, is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

Depreciation and amortization of an item of property and equipment begins when it becomes available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation or amortization ceases at the earlier of the date that the item is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, and the date the asset is derecognized.

Wells in progress pertains to those development costs relating to Service Contract (SC) where oil in commercial quantities are discovered and are subsequently reclassified to "Wells, platforms and other facilities" shown under "Property and equipment" account in the consolidated balance sheet upon commercial production. Depletion of wells in progress commences upon transfer to property and equipment.

The assets' useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Deferred Oil Exploration Costs

The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/Geophysical Survey and Exploration Contract (GSEC) area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the consolidated balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Noncurrent Non-financial Assets

The Group assesses at each balance sheet date whether there is an indication that noncurrent non-financial assets, which include property and equipment, deferred oil exploration costs, investments in associates and other noncurrent assets may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Petroleum revenue

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest income is recognized as the interest accrues taking into account the effective yield on the asset.

Dividend income

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are recognized as expense in the consolidated statement of income when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Retirement Benefits Costs

Retirement benefits costs are actuarially determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Upon introduction of a new plan or improvement of an existing plan, past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service cost is immediately expensed. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan. The past service cost is recognized as an expense on a straight line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, the retirement plan, past service cost is recognized immediately.

Retirement benefits liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly.

If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date whether the fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a) there is a change in contractual terms, other than a renewal or extension of the arrangement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or
(d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight line basis over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and carryforward benefits of unused tax credits from excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT), and unused tax losses from net operating loss carryover (NOLCO), to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary differences, excess MCIT over RCIT and NOLCO can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that sufficient future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions and Contingencies

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to passage of time is recognized as an interest expense.

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Basic/Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year after giving retroactive effect to stock dividends declared and stock rights exercised during the year, if any.

Diluted earnings (loss) per share is computed by dividing net income (loss) for the year (after deducting interest on convertible preferred shares) by the weighted average number of shares issued and outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all dilutive potential common shares into common shares.

As of December 31, 2008, the Group has potential dilutive common shares from its stock rights offering and no potential dilutive common shares in 2007 and 2006.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are retranslated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of income.

Segment Reporting
Currently, the Group has only one business segment. The Group is primarily involved in oil exploration and production. Revenue generated consists mainly of revenue from petroleum operations. Other income is derived from rent of office spaces. In terms of geographic segments, the Group currently has no geographical segments.

Management monitors the operating results of its business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating income or loss in the consolidated financial statements. Group financing, excluding interest income and expense and income taxes are managed on a group basis and are not allocated to operating segments.

Events After the Balance Sheet Date
Post year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

Future Changes in Accounting Policies
The following are the new and revised accounting standards and Interpretations that will become effective subsequent to 2008. Except as otherwise indicated, the Group does not expect the adoption of these new and amended PFRS and Philippine interpretations to have any significant impact on its consolidated financial statements.

Effective in 2009

- PFRS 1, *First-time Adoption of PFRS - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*, allows an entity, in its separate financial statements, to determine the cost of investments in subsidiaries, jointly controlled entities or associates (in its opening PFRS financial statements) as one of the following amounts: (a) cost determined in accordance with PAS 27; *Consolidated and Separate Financial Statements*, (b) at the fair value of the investment at the date of transition to PFRS, determined in accordance with PAS 39; (c) or previous carrying amount (as determined under generally accepted accounting principles) of the investment at the date of transition to PFRS.

- PFRS 2, *Share-based Payment - Vesting Condition and Cancellations*, clarifies the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires nonvesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a nonvesting condition that is within the control of either the entity or the counterparty is accounted for as a cancellation. However, failure to satisfy a nonvesting condition that is beyond the control of either party does not give rise to a cancellation.

- PFRS 8, *Operating Segments*, replaces PAS 14, *Segment Reporting*, and adopts a full management approach to identifying, measuring and disclosing the results of an entity's operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and the Group will provide explanations and reconciliations of the differences. This standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party.

- Amendments to PAS 1, *Presentation of Financial Statements*, introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with 'other comprehensive income'. Entities may choose to present all items in one statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. This amendment also requires additional requirements in the presentation of the balance sheet and owner's equity as well as additional disclosures to be included in the consolidated financial statements.

- Revised PAS 23, *Borrowing Costs*, requires capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements in the standard, the Group will adopt this as a prospective change. Accordingly, borrowing costs will be capitalized on qualifying assets with a commencement date after January 1, 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

- Amendments to PAS 27 prescribe changes in respect of the holding companies, separate financial statements including (a) the deletion of 'cost method', making the distinction between pre-acquisition and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

- Amendment to PAS 32, *Financial Instruments: Presentation*, and PAS 1 - *Puttable Financial Instruments and Obligations Arising on Liquidation*, specifies, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro-rata share of the entity's net assets, (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation, (c) all instruments in the subordinate class have identical features (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder's right to a pro rata share of the entity's net assets, and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*, requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized in income over the period that the award credits are redeemed or expired.

- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*, provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of a net investment; where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

Improvements to PFRSs

In May 2008, the International Accounting Standards Board issued its first omnibus of amendments to certain standards, primarily with a view to removing inconsistencies and clarifying wording. These are the separate transitional provisions for each standard:

- PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, specifies when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

- PAS 1 clarifies assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

- PAS 16, *Property, Plant and Equipment*, replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5 and PAS 36, *Impairment of Assets*. It also clarifies that items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

- PAS 19 revises the definition of 'past service costs' to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. It also revises the definition of 'return on plan assets' to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. It also revises the definition of 'short-term' and 'other long-term' employee benefits to focus on the point in time at which the liability is due to be settled. It also deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, *Provisions, Contingent Liabilities and Contingent Assets*.

- PAS 20 - *Accounting for Government Grants and Disclosures of Government Assistance*, clarifies that loans granted with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as a government grant.

- PAS 23 revises the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest rate method. This revised standard disallows the alternative treatment of borrowing costs, which permits the recognition of borrowing costs as expense.

- PAS 28, *Investment in Associates*, clarifies that if an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. It also defines an investment in an associate as a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

- PAS 29, *Financial Reporting in Hyperinflationary Economies*, revises the reference to the exception that assets and liabilities should be measured at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list.

- PAS 31, *Interest in Joint Ventures*, clarifies that if a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

- PAS 36 provides that, when discounted cash flows are used to estimate 'fair value less cost to sell', additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate value-in-use'.

- PAS 38, *Intangible Assets*, provides that, expenditure on advertising and promotional activities is to be recognized as an expense when the Group either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. It also deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

- PAS 39 provides changes in circumstances relating to derivatives - specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications. It also clarifies when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, *Insurance Contracts*, such is a change in circumstance, not a reclassification. It further removes the reference to a 'segment' when determining whether an instrument qualifies as a hedge. It requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

- PAS 40, *Investment Properties*, revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

- PAS 41, *Agriculture*, removes the reference to the use of a pretax discount rate to determine fair value, thereby allowing use of either a pretax or post-tax discount rate depending on the valuation methodology used and removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Instead, cash flows that are expected to be generated in the 'most relevant market' are taken into account.

Effective in 2010

- Revised PFRS 3, *Business Combinations* and PAS 27, introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by the revised PFRS 3 and PAS 27 must be applied prospectively and will affect future acquisitions and transactions with noncontrolling interests.

- Amendment to PAS 39 - *Eligible hedged items*, addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

- Philippine Interpretation IFRIC 17, *Distributions of Non-cash Assets to Owners*, covers accounting for all non-reciprocal distribution of non-cash assets to owners. It provides guidance on when to recognize a liability, how to measure it and the associated assets and when to derecognize the asset and liability and the consequences of doing so.

- Philippine Interpretation IFRIC 18, *Transfers of Assets from Customers*, applies to the accounting for transfers of items of property, plant and equipment by an entity that receive such transfers from its customer, wherein the entity must then use such transferred asset either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

Effective in 2012

- Philippine Interpretation IFRIC 15, *Agreement for Construction of Real Estate*, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

The Group continues to assess the impact of the above new and amended accounting standards and Interpretations effective subsequent to 2008 on the Group's consolidated financial statements in the period of initial application. Additional disclosures required by these amendments will be included in the consolidated financial statements when these amendments are adopted.



111162009000467



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page

The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : November 16, 2009 03:58:47 PM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	111162009000467
Document Type	17-Q (FORM 11-Q:QUARTERLY REPORT/FS)
Document Code	17-Q
Period Covered	September 30, 2009
No. of Days Late	0
Department	CFD
Remarks	

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea	631-8151
Contact Person	Company Telephone Number

0 9	3 0	SEC Form 17-Q (September 2009)		
Month	*Day*	**FORM TYPE**	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9346	P0.00	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended September 30, 2009

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of Common Stock Outstanding
191,868,805,358

Amount of Debt Outstanding

Total Liabilities P18,887,458.00

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Consolidated Financial Statements of the Company for the 3rd quarter ended 30 September 2009 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 September 2009), with comparative Statement of Operations for the comparable period (01 January to 30 September 2008) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 September 2009), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 September 2008) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 September 2009), as well as the basis of computation thereof.

5. The Company's interim financial report for the 3rd quarter 2009 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to September 30, 2009) as compared with the most recent annual financial statements (2008), and no policies or methods have been changed. There were NO reclassifications of financial assets made into and from each category as of the current reporting period.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 September 2009), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial year (2008), which had a material effect in the current interim period (01 January to 30 September 2009).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to September 30, 2009).

11. There were NO dividends paid on any Company share during the interim period (January 1 to September 30, 2009).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to September 30, 2009) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to September 30, 2009) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2008) and as of end of current interim period (September 30, 2009), EXCEPT those disclosed in Note 9 to the Company's 2008 Audited Financial Statements.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to September 30, 2009).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Total revenues for the three quarters ended September 30, 2009 increased by P107.0 million or 101% to P212.6 million from P105.6 million for the same period last year. The combined production increased to 708,014 barrels for the three quarters ended September 30, 2009, from 80,166 barrels produced for the same period last year. The increase was mainly due to the Galoc production and revenues booked following the termination of the Extended Production Test (EPT) in June 2009. As of September 30, 2009, share in Galoc revenues amounted to P84.83 million for the equivalent post-EPT production of 579,002 barrels. The average price per barrel for the period ended September 30, 2009 was $65.94 as compared to $87.99 for the same period last year. Equity in net earnings of associates slightly decreased by P0.08 million. Miscellaneous income decreased by P2.6 million mainly due to the absence in 2009 of the farmin bonus relative to the West Linapacan project. Interest income decreased by P1.1 million or 41% due to the absence in 2009 of interest income booked on subscriptions receivable for the interim period ended September 30, 2008. Foreign exchange gains/ losses reflected a net gain of P1.5 million for the three quarters of 2009 as compared to P0.4 million for the same period last year.

Total costs and expenses increased by P29.5 million from P114.0 million for the three quarters of 2008 to P143.5 million for the three quarters of 2009. Interest and financing charges decreased by P6.0 million or 47% due to the full settlement of all loans made in April 2009. Operating costs increased by 28% due to the booking of the share in operating costs of Galoc oilfield. The company's net income amounted to P57.0 million for the three quarters of 2009 as compared with the P5.2 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	Sept. 30, 2009	Dec. 31, 2008
Current Ratio	*11.85 : 1*	*0.72 : 1*
Current Assets	210,383,196	109,038,805
Current Liabilities	17,748,342	151,482,198
Debt to Equity Ratio	*0.01 : 1*	*0.12 : 1*
Total Liabilities	18,887,458	159,839,150
Stockholders Equity	1,643,448,395	1,339,099,455
Equity to Debt Ratio	*87.01 : 1*	*8.38 : 1*
Stockholders Equity	1,643,448,395	1,339,099,455

Total Liabilities	18,887,458	159,839,150
Book Value per Share	*0.0085655*	*0.00872*
Stockholders Equity	1,643,448,395	1,339,099,455
Shares outstanding	191,868,805,358	153,495,044,287
Income (Loss) per Share	*0.0003221**	*(0.0000339)**
Net Income (Loss)	56,998,483	(5,205,475)
Weighted ave. no. of shares	176,945,676,053	153,495,044,287

*for the period January 1 to September 30

The current ratio of 0.72:1 as of December 31, 2008 increased to 11.85 : 1 as of September 30, 2009. The Company's current assets exceeded its current liabilities by P192.6 million as of September 30, 2009. The "Available-for-sale (AFS) Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P102.5 million as of September 30, 2009 and P51.0 million as of December 31, 2008. If these shares would be considered part of Current Assets, the recomputed current ratio would be 17.63: 1 as of September 30, 2009 and 1.06:1 as of December 31, 2008.

Total assets increased from P1.499 billion as of December 31, 2008 to P1.66 billion as of September 30, 2009. Cash increased by P63.4 million due to the reimbursement of expenses relative to SC14 Nido, Matinloc and Galoc blocks and collection of share in Galoc revenues. Receivables increased by P18.8 million or 24% due to some trade receivables accrued as of September 30, 2009. Crude oil inventory increased by P34.1 million due to the higher level of crude oil on storage as inventory as of September 30, 2009. AFS investments increased by P51.5 million or 101% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

Total current liabilities reflected a decrease of P133.7 million from P151.5 million as of December 31, 2008 to P17.7 million as of September 30, 2009 mainly due to the full settlement of loans made during the interim period.

Stockholders' equity increased by P304.3 million from P1.339 billion as of December 31, 2008 to P1.643 billion as of September 30, 2009 mainly due to the subscription to the company's stock rights offering. The valuation reserve pertaining to the company's listed stock investments was adjusted from P163.0 million as of December 31, 2008 to P111.5 million as of September 30, 2009. The company's retained earnings amounted to P22.6 million as of September 30, 2009 as compared to the deficit balance of P34.4 million as of December 31, 2008.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NOT yet started commercial operations, disclosure on performance indicators are as follows:

	Sept. 30, 2009	Dec. 31, 2008
Current Ratio	0	0
Current Assets	0	0
Current Liabilities	0	0
Debt to Equity Ratio	0.006 : 1	0.003 : 1
Total Liabilities	57,863	29,092
Stockholders' Equity	9,141,264	9,170,034
Equity to Debt Ratio	158 : 1	315 : 1
Stockholders' Equity	9,141,264	9,170,034
Total Liabilities	57,863	29,092
Book Value per Share	0.0007	0.0007
Stockholders' Equity	9,141,264	9,199,127
Average shares outstanding	12,505,000,000	12,505,000,000
Income (loss) per Share	0.000002	0.000002
Net Income (Loss)	(28,770)	(27,060)
Average shares outstanding	12,505,000,000	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting the balance of subscriptions receivable; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the collection of the balance of subscriptions receivable, and from loans, or to avoid incurring these expenditures altogether by way of farm-outs.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash increased by P63.4 million due to the reimbursement of expenses relative to SC14 Nido, Matinloc and Galoc blocks and collection of share in Galoc revenues.

   Receivables increased by P18.8 million or 24% due to trade receivables accrued as of end of the interim period.

   Crude oil inventory increased by P34.0 million due to higher level of crude oil on storage as of September 30, 2009.

   Other current assets decreased by P0.6 million due to amortization of prepaid expenses booked during the interim period.

   AFS investments increased by P51.5 million or 101% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

Other noncurrent assets decreased by P0.3 million or 36% due to amortization of other deferred charges.

Trade and other payables, loans payable and advances from related companies decreased by P8.9 million, P121.7 million, and P3.0 million, respectively, due to the settlement of loans and accounts during the interim period.

Non-current liabilities decreased by P7.2 million or 86% due to payment of the pension liability.

Subscribed capital stock and subscriptions receivable increased by P375.8 million and P187.9 million, respectively, from the December 31, 2008 balances. The increase was due to the company's stock rights offering.

Unrealized losses on decline in market value of AFS investments decreased by P51.5 million or 31.6% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

The company's retained earnings amounted to P22.6 million as of September 30, 2009 as compared with the deficit balance of P34.4 million as of December 31, 2008. The increase of P57 million was due to the net income booked for the three quarters of 2009.

Petroleum revenues increased by P94.5 million or 100% mainly due to the booking of the company's share in Galoc revenues following the termination of the EPT. As of September 30, 2009, post-EPT production from Galoc totaled to 579,002 barrels. The average price per barrel for the period ended September 30, 2009 was $65.94 as compared to $87.99 for the same period last year.

Miscellaneous income decreased by P2.6 million mainly due to the absence in 2009 of the farmin bonus relative to the West Linapacan project.

Interest income decreased by P1.1 million or 41% due to the absence in 2009 of the interest income on subscriptions receivable booked for the interim period ended September 30, 2008.

Foreign exchange gains (losses) reflected a net gain of P1.5 million for the three quarters of 2009 as compared to P0.4 million for the same period last year.

Interests and financing charges decreased by P6.0 million. The decrease was due to the full settlement of loans made during the interim period ended September 30, 2009 as compared to the same period last year.

Share in costs and operating increased by 28% due to the booking of the company's share in the Galoc operating expenses during the interim period.

General and administrative expenses increased by P12.8 million or 63% due to the some expenses booked relative to the stock rights offering, pension plan and other provisions for year-end expenses.

Net income amounted to P57.0 million for the three quarters of 2009, as compared to the net loss of P5.2 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

Item 3. Management's Assessment and Evaluation of Financial Risk Exposures

A. Financial Instruments

Since there were NO financial assets reclassified into and from each category, disclosures on the following are:

a. The financial assets reclassified into and from each category; - Not Applicable

b. For each reporting period until derecognition, the carrying amounts and fair values of all financial assets reclassified in the current reporting period and previous reporting periods;- Not Applicable

c. For financial assets reclassified in rare circumstances, the facts that would establish such kind of circumstances; -Not Applicable

d. In the reporting period to which financial assets are reclassified, the fair value of the gains or losses of those assets as recognized either in profit or loss, or in equity (other comprehensive income) in that reporting period and previous reporting periods;- Not Applicable

e. For the remainder of the instruments' lives, the gains or losses that would have been recognized in profit or loss, or equity had they not been reclassified, together with the gains, losses, income and expenses now recognized;-Not Applicable

f. As at date of reclassification, the effective interest rates and estimated amounts of cash flows the company expects to recover. – Not Applicable

Fair Values of Financial Instruments

The following table shows the carrying amounts and fair values of the Group's financial assets and financial liabilities:

	Consolidated Unaudited September 2009	Consolidated Unaudited September 2009	Consolidated Audited December 2008	Consolidated Audited December 2008
	Fair Values	Carrying Values	Fair Values	Carrying Values
FINANCIAL ASSETS				
Cash on hand	1,223	1,223	40,054	40,054
Cash in banks	11,190,786	11,190,786	940,774	940,774
Short term placements	53,197,800	53,197,800		
Accounts with contract operators	59,748,500	59,748,500	35,015,455	35,015,455
Receivable from Nido Petroleum	0	0	27,232,131	27,232,131
Advances to related companies	9,874,489	9,874,489	19,850,492	19,850,492
Accrued interest receivables	23,008,981	23,008,981	18,556,464	18,556,464
Dividends	2,250,000	2,250,000	2,250,000	2,250,000
Advances to officers and employees	1,192,694	1,192,694	1,081,779	1,081,779
Accounts with partners	2,516,375	2,516,375	761,259	761,259
Others	90,305	90,305	118,133	118,133
	163,071,152	**163,071,152**	**105,806,487**	**105,806,487**
AFS financial assets				
Quoted equity instruments	91,602,557	91,602,557	40,094,902	40,094,902
Unquoted equity instruments	10,877,340	10,877,340	10,877,340	10,877,340
	102,479,897	**102,479,897**	**50,972,242**	**50,972,242**
	265,551,050	**265,551,050**	**156,818,783**	**156,818,783**
FINANCIAL LIABILITIES				
Loans payable	0	0	121,724,515	121,724,515
Accounts payable and accrued liabilities				
Accrued interest	0	0	7,861,430	7,861,430
Accounts with partners	8,714,042	8,714,042	5,151,086	5,151,086
Advances from related companies	0	0	3,054,250	3,054,250
Accrued liabilities	3,412,825	3,412,825	2,145,226	2,145,226
Others	1,319,949	1,319,949	3,352,220	3,352,220
Dividends payable	5,035,941	5,035,941	5,035,941	5,035,941
Subscriptions payable	2,069,233	2,069,233	2,069,233	2,069,233
	20,551,990	**20,551,990**	**150,393,901**	**150,393,901**

The carrying amounts of financial assets and liabilities approximate their fair values because of their short-term nature. Quoted AFS investments are carried at fair value based on the quoted values of the securities.

B. Financial Risk Management Objectives and Policies

Financial Risk Management Objectives and Policies
The Group's principal financial instruments comprise mainly of cash, short term placements, receivables, advances to/from related companies, AFS financial assets, loans payable, accounts payables and accrued liabilities, dividends payable and subscriptions payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The Board of Directors (BOD) is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

The main risks arising from the Group's financial instruments are credit and concentration risks, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk, equity price risk and commodity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risks
Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. As of September 30, 2009, all of the outstanding trade receivables are from the SC14 A, B, B-1 & C-1 consortiums. At present, the SC14 A, B & B-1 consortium has a supply agreement with Pilipinas Shell Petroleum Corporation (PSPC), assuring PSPC with sale of the SC14 A, B & B-1 consortium's petroleum products. For SC14 C-1 consortium, the operator, Galoc Production Company has a crude agency agreement with Vitol Asia Pte. Ltd. for the marketing of the Galoc production.

With respect to credit risk arising from other financial assets of the Group, which comprise of cash and AFS financial assets, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments gross of any collaterals and credit enhancements. The table below summarizes the Group's exposure to credit risk for the components of the unaudited consolidated balance sheet as of September 30, 2009:

Loans and receivables	

Cash in banks	11,190,786
Short term placements	53,197,800
Accounts with contract operators	59,748,500
Receivable from Nido Petroleum	0
Advances to related companies	9,874,489
Accrued interest	23,008,981
Dividends	2,250,000
Advances to officers and employees	1,192,694
Accounts with partners	2,516,375
Others	90,304
AFS investments	
Quoted	91,602,557
Unquoted	10,877,340
Gross maximum credit risk exposure	265,549,827

The table below shows the credit quality of the Group's financial assets by class as of September 30, 2009 based on the Group's credit evaluation process:

	Neither past due nor impaired High Grade	Neither past due nor impaired Standard Grade	Past due but not impaired	Impaired Financial Assets	Total
Loans and receivables					
Cash in banks	11,190,786				11,190,786
Short term placements	53,197,800				53,197,800
Accounts with contract operators	59,748,500				59,748,500
Advances to related companies			9,874,488	5,614,118	15,488,606
Accrued interest			19,330,702	3,678,279	23,008,981
Dividends	2,250,000				2,250,000
Advances to officers and employees	1,192,694				1,192,694
Accounts with partners	2,516,375				2,516,375
Others	90,305			3,427,560	3,517,864
AFS investments:					
Quoted equity instruments		91,602,557			91,602,557
Unquoted equity instruments		10,877,340			10,877,340
Total	130,186,460	102,479,897	29,205,190	12,719,957	274,591,503

High grade credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. Standard grade credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is common control.

Liquidity risk

Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

Foreign currency risk
Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Parent Company's transactional currency exposures arise from sales in currencies other than its functional currency. All of the parent Company's share in petroleum operations revenue are denominated in US dollar. Likewise, the Parent Company is exposed to foreign exchange risk arising from its US dollar-denominated trade receivables.

Equity price risk
Equity price risk is such risk where the fair values of the investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS financial assets.

Commodity price risk
The Parent Company's revenues are based on international commodity quotations (i.e., primarily on the average Dubai oil prices) over which the Parent Company has no significant influence or control. This exposes the Parent Company's results of operations to commodity price volatilities that may significantly impact its cash inflows.

Interest Rate Risk
Interest rate risk is such risk where the possibility of changes in interest rates would unfavorably affect future cash flows from the financial statements. The Group's exposure to the risk of changes in interest rates relates primarily to the bank loans which are reviewed and reset by the creditor banks regularly. As of June 30, 2009, the Company had fully paid its outstanding bank loans.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

Farminee Vitol GPG SA has undertaken re-processing of about 75 sq km of 3D seismic data in Octon area in conjunction with the re-processing of Galoc 3D seismic data as part of Galoc Phase 2 evaluation activities. Geophysical contractor CGGVeritas completed the pre-stack time migration phase last July, while the pre-stack depth migration will be completed towards end-November 2009. Evaluation of the re-processed data will follow and the results expected to contribute in the better understanding of the Octon reservoir.

The Octon re-processing program substitutes for the Octon Block Consortium's work program for the first year of the extension period (March 2009 – February 2010) that was submitted earlier to the Department of Energy (DOE) as justification for the requested contract extension. The re-scheduled work program of field evaluation leading to development will be the consortium's program for 2010, possibly extending to 2011.

2.0 Service Contract 6 (Cadlao)

Philodrill is continuing negotiations with Blade Petroleum and Venturoil who have earlier expressed interest to purchase Philodrill's 1.65% revenue interest (ORRI) in the Cadlao Field.

3.0 Service Contract 6B (Bonita)

The exclusivity of Venturoil on the Bonita Block, as well as the non-producing sub-blocks in Service Contract 14, expired on September 30, 2009.

4.0 Service Contract No. 14 (Production Blocks)

3rd Quarter 2009 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	North Matinloc	Total
July	0	5,114	5,670	10,784
August	11,910	4,743	3,789	20,442
September	0	5,614	4,064	9,678
Total	**11,910**	**15,471**	**13,523**	**40,904**

The consortium completed 3 shipments during the third quarter, involving 11,910 barrels of crude oil from Nido, 9,688 barrels from Matinloc and 9,171 barrels from North Matinloc. As of end-September, about 10,436 barrels of combined Matinloc and North Matinloc crude are onboard the storage tanker.

Underwater inspections of the Nido and Matinloc platforms were conducted last August and September as part of the yearly maintenance work to ensure continuous protection for the sub-sea and surface structures of the production platforms. The inspected facilities were found to be in good condition.

5.0 Service Contract No. 14 (Retention Block, Tara, Libro and North Matinloc)

Venturoil's extension of option to farm-in expired in September 2009.

6.0 Service Contract No. 14 C-1 (Galoc)

The Galoc Field produced 547,223 barrels for the period from July 1 to September 30, 2009. Cumulative production stood at 2,830,893 barrels as of September 30, 2009.

During the third quarter of 2009, Galoc Production Company (GPC) completed 2 offtakes involving about 371,180 barrels. These cargoes were sold to Petron Corporation and SK Energy of South Korea. As of September 30, about 203,600 barrels are on board the FPSO Rubicon Intrepid.

The Galoc Field was shut down from June 24 until August 13 due to multiple operational glitches and equipment failures aggravated by several weather conditions during the period. The disconnection of the FPSO due to Typhoon Feria on June 24th resulted in the twisting of the umbilical section and tether lines which in turn damaged sections of the riser that required replacement. GPC had to bring in a larger workboat to facilitate speedy repair and reconnection works. Production operations resumed on August 13 at a stabilized rate 12,600 barrels of oil per day.

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC embarked on re-processing of 3D seismic data covering the Galoc and the adjacent Octon area. Results are expected to contribute to a better understanding of the Galoc reservoir and to identify locations for drilling new development wells. Evaluation of the re-processed data is ongoing.

7.0 Service Contract 14 C-2 (West Linapacan)

The G & G activities for the West Linapacan Block continue as programmed, although delayed by a few months. In July, Pitkin presented the results of the completed seismic inversion performed by Schlumberger. Likewise, ISIS completed the Sequence Stratigraphy Study the results of which Pitkin was still reviewing as of end-September. Also during the same period, Pitkin was still reviewing their contractor's initial report on the field development conceptual engineering study.

In view of unexpected delays in the completion of G & G studies, Pitkin sought for an extension on its Phase 1 work commitment which expired in August 2009 as per the farm-in agreement. The Consortium granted the extension with the issuance of an executed amendment to the farm-in agreement such that the completion of the Phase 1 Work Program shall be on or before June 30, 2010.

8.0 Service Contract No. 41 (Sulu Sea)

Geophysical contractor DownUnder Geosolutions completed the 3D seismic data re-processing and have delivered the full inversion volume and processing report to Tap Oil in July. They are currently integrating the new re-processed data and the results from the new well drilled last year into their models of the Sandakan Basin. Tap Oil believes that this will help in the characterization of further drilling prospects within the block, as several different play types in the area remain untested.

9.0 Service Contract No. 53 (Onshore Mindoro)

In response to Pitkin's request for the extension of Sub-Phase 1 of SC 53, the DOE merged the first 2 sub-phases to form a new Sub-Phase 1 (July 2005 to March 2011) with the work commitment of minimum 200 line-km 2D seismic acquisition and drilling of one well. The new Sub-Phase 2 will be for the period March 2011 to July 2012 with a commitment to drill 2 wells.

Pitkin awarded the 2D seismic data acquisition to BGP, a Chinese seismic contractor. Based on BGP's submitted preliminary project timetable, they will conduct a pre-survey of the site and set-up a base camp by mid-September and start the navigation survey in October. Actual data recording should commence in November or December. As of 30 September 2009, BGP had already mobilized its seismic crew to the survey areas.

10.0 SWAN BLOCK

Philodrill continue to wait for PNOC-EC's response to the proposed participation in SC 57 and SC 58.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 September 2009).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:


Date: ______________
FRANCISCO A. NAVARRO
Executive Vice President



Date: 11/16/09
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION

Balance Sheets	Consolidated	
	(Unaudited) September 30	(Audited) December 31
	2009	2008
ASSETS		
Current Assets		
Cash & short-term placements	64,389,814	980,828
Receivables	98,217,778	79,401,103
Crude oil inventory	35,659,760	1,596,162
Advances to related companies - net	9,874,489	25,464,610
Other current assets	2,241,355	1,596,102
Total Current Assets	210,383,196	109,038,805
Noncurrent Assets		
Property and equipment - net	299,774,835	297,098,016
Investments - Associates	226,645,338	219,853,948
Available-for-sale investments	102,479,896	50,972,242
Deferred oil exploration and development costs	822,623,934	821,218,862
Other noncurrent assets	428,654	756,732
Total Noncurrent Assets	1,451,952,657	1,389,899,800
TOTAL ASSETS	1,662,335,853	1,498,938,605
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Trade and other payables	10,643,168	19,598,259
Loans payable	0	121,724,515
Advances from related companies	0	3,054,250
Dividends payable	5,035,941	5,035,941
Subscriptions payable	2,069,233	2,069,233
Total Current Liabilities	17,748,342	151,482,198
Noncurrent Liabilities		
Pension liability	0	7,217,836
Deferred income tax liability	1,139,116	1,139,116
Total Noncurrent Liabilities	1,139,116	8,356,952
Stockholders' Equity		
Capital stock - P0.01 par value		
Authorized - 200 billion shares in 2009		
- 155 billion shares in 2008		
Issued	1,542,897,100	1,534,949,112
Subscribed	375,790,954	1,331
Subscriptions receivable	(187,895,497)	(687)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(111,525,251)	(163,032,906)
Retained Earnings (Deficit)	22,557,077	(34,441,407)
Total Stockholders' Equity	1,643,448,395	1,339,099,455
TOTAL LIABILITES AND STOCKHOLDERS' EQUI	1,662,335,853	1,498,938,605

THE PHILODRILL CORPORATION

Statements of Income

	Consolidated			
	January 1 to Sept 30 2009	January 1 to Sept 30 2008	July 1 to Sept 30 2009	July 1 to Sept 30 2008
REVENUES				
Share in petroleum operations	188,353,061	93,879,722	118,874,652	23,531,367
Equity in net earnings of associates - net	8,791,390	8,875,350	4,869,790	3,848,790
Miscellaneous	247,669	2,871,511	(5,635,988)	2,869,161
	197,392,120	105,626,583	118,108,454	30,249,318
INTEREST INCOME	1,598,772	2,699,922	84,140	246,600
FOREIGN EXCHANGE GAINS (LOSSES)	1,460,302	436,885	988,494	551,169
COSTS AND EXPENSES				
Interest and financing charges	(6,677,741)	(12,634,918)	(108,680)	(30,473,756)
Share in costs and operating	(103,671,787)	(81,074,566)	(46,156,398)	(3,633,051)
General and administrative	(33,103,183)	(20,259,381)	(15,292,958)	(6,287,272)
Loss on sale of investment	0	0	0	0
	(143,452,711)	(113,968,865)	(61,558,036)	(40,394,079)
NET INCOME (LOSS)	56,998,483	(5,205,475)	57,623,052	(9,346,992)

Earnings (loss) per share was computed as follows:

Net income (loss)	56,998,483	(5,205,475)	57,623,052	(9,346,992)
Weighted average no. of shs	176,945,676,053	153,495,044,287	176,945,676,053	153,495,044,287
Income (Loss) per share	0.000322	(0.00003)	0.00033	(0.00006)

THE PHILODRILL CORPORATION

Statements of Cash Flows
(Unaudited)

	Consolidated	
	January 1 to Sept 30 2009	January 1 to Sept 30 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	56,998,483	(5,205,475)
Adjustments for:		
Depletion, depreciation and amortization	4,779,795	2,295,702
Equity in net losses (earnings) of associates - net	(8,791,390)	(8,875,350)
Operating loss before working capital changes	52,986,888	(11,785,123)
Decrease (increase) in:		
Receivables	(24,843,960)	(1,641,873)
Crude oil inventory	(34,063,598)	9,530,782
Other current assets	(645,253)	(28,798)
Increase in accounts payable and accrued expenses	(20,982,293)	(18,473,057)
Net cash from (used in) operating activities	(27,548,215)	(22,398,069)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash dividends received	2,000,000	2,000,000
Reductions in (additions to):		
Property and equipment	(7,292,405)	(605,041)
Deferred oil exploration and development costs	(1,405,072)	23,270,630
Advances to affiliated companies - net	23,034,598	(32,818,960)
Investments	0	0
Other noncurrent assets	501,793	(251,742)
Subscriptions payable	0	0
Net cash from (used in) investing activities	16,838,914	(8,405,113)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of:		
Loans payable	(121,724,515)	31,000,000
Cash dividend payable	0	22,088
Proceeds from subscriptions receivable	195,842,801	817,382
Net cash from (used in) financing activities	74,118,286	31,839,470
NET INCREASE (DECREASE) IN CASH	63,408,985	1,036,288
CASH, BEGINNING	980,828	3,825,792
CASH, ENDING	64,389,813	4,862,080

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

	Jan-Sep 2009	Jan-Sep 2008
CAPITAL STOCK - P0.01 par value		
Authorized -	200 billion shs	155 billion shs
Issued		
Balance at the beginning of year	1,534,949,111	1,529,187,292
Issuances for the period	7,947,989	5,761,819
Adjustments		
Balance at end of second quarter	1,542,897,100	1,534,949,111
Subscribed		
Balance at the beginning of year	1,331	5,763,151
Preemptive rights	383,737,611	
Issuances for the period	(7,947,988)	(5,761,819)
Adjustments		
Balance at end of second quarter	375,790,954	1,332
Subscriptions receivable		
Balance at the beginning of year	(686)	(818,070)
Preemptive rights	(383,737,611)	
Collection of subscriptions receivable	195,842,800	817,384
Balance at end of second quarter	(187,895,496)	(686)
Deposit on subscriptions		
Balance at the beginning of year	0	0
Collection of deposit on SR	98,940,319	0
Application of deposit against SR	(98,940,319)	
Balance at end of second quarter	0	0
Paid in capital from sale of treasury		
Balance at the beginning of year	1,624,012	1,624,012
Acquisition	0	0
Balance at end of second quarter	1,624,012	1,624,012
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(163,032,906)	(87,875,464)
Adjustments	51,507,655	(28,170,913)
Balance at end of second quarter	(111,525,251)	(116,046,377)
Retained Earnings		
Balance at the beginning of year	(34,441,406)	(49,541,472)
Net income (loss) for the period	56,998,483	(5,205,475)
Balance at end of second quarter	22,557,077	(54,746,947)
Total Stockholders' Equity	1,643,448,395	1,365,780,445

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE THIRD QUARTER ENDED SEPT 30, 2009

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,052,780	351,920	212,006		1,192,694		1,192,694
	1,052,780	351,920	212,006	0	1,192,694	0	1,192,694

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPT 30, 2009

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates-at equity									
Penta Capital Investment Corp.	1,600,000	177,106,765	3,938,100				1,600,000	181,044,865	
Penta Capital Holdings, Inc.	300,000	44,668,783	931,690				300,000	45,600,473	
Phoenix Gas & Oil Explo.		0		0			12,505,000,000	0	
		221,775,548	4,869,790	0	0	0		226,645,338	0
Amount shown under the caption "Available For Sale Investments"	*								
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp.	6,000	5,907					6,000	5,907	
Vulcan Industrial & Mining Corp.	3,910,000	5,042,136					3,910,000	5,042,136	
United Paragon Mining Corp.	6,839,068,254	72,983,955					6,839,068,254	72,983,955	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
South China Petroleum Explo., Inc.	2,540,034	3,392,405					2,540,034	3,392,405	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
CJH Golf Club, Inc.	17	10,200,006					17	10,200,006	
		213,986,943	0	0	0	0		213,986,943	0
less-allowance for decline in market value		132,372,112				(20,865,065)		111,507,047	
		81,614,831	0	0	0	20,865,065		102,479,896	
		303,390,379	4,869,790	0	0	20,865,065		329,125,234	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE THIRD QUARTER ENDED SEPT 30, 2009

Name of Affiliate	Beginning Balance	Ending Balance
Alakor Corporation	9,000,000	0
Fil-Energy Corporation	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Vulcan Industrial and Mining Corporation	3,356,629	3,356,630
Pacific Rim Export Holdings, Corp.	1,114,118	1,114,118
United Paragon Mining Corporation	732,819	732,819
Others	1,031,279	1,031,278
	24,488,607	15,488,607
Less-allowance for doubtful accounts	5,614,118	5,614,118
	18,874,489	9,874,489

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	584,607,460	7,130,877			591,738,337
Office condominium units and improvements	8,659,962				8,659,962
Office furniture, fixtures and equipment	11,611,113	60,401			11,671,514
Transportation equipment	10,277,196				10,277,196
	615,155,731	7,191,278	0	0	622,347,009

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	294,421,903	2,202,420			296,624,323
Office condominium units and improvements	8,371,551	722			8,372,273
Office furniture, fixtures and equipment	11,155,444	112,009			11,267,453
Transportation equipment	5,794,265	513,860			6,308,125
	319,743,163	2,829,010	0	0	322,572,173

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	863,419,834	815,774			0	864,235,608
less-Allowance for unrecoverable deferred oil explo costs	(41,611,674)					(41,611,674)
	821,808,160	815,774	0	0	0	822,623,934

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P0.01 par value	200,000,000,000	154,289,709,968	37,579,095,390	0	902,104,084	190,966,701,274

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	62,264,875	20,793,264	21,228,764	6,083,460	14,159,386	0	0	0	0
less allowance for doubtful accounts	0								
Net Trade Receivables	62,264,875	20,793,264	21,228,764	6,083,460	14,159,386	0	0	0	0
b) Non-trade receivables									
1) Accrued interest receivable	21,896,819	25,719	52,296	156,888	183,464	374,328	776,790	20,327,333	0
less allowance for doubtful accounts	(3,678,279)	0	0	0	0	0	0	(3,678,279)	0
2) Account with officers and employees	1,192,694	264,590	45,950	0	882,154	0	0	0	0
3) Dividend receivable	2,250,000	0	0	0	0	0	0	2,250,000	0
4) Others	17,719,229	6,766,754	1,753,036	5,640,473	131,407	0	0	3,427,560	0
less allowance for doubtful accounts	(3,427,560)	0	0	0	0	0	0	(3,427,560)	0
Net Non-Trade Receivables	35,952,903	7,057,063	1,851,281	5,797,361	1,197,025	374,328	776,790	18,899,054	0
Net Receivables	98,217,778	27,850,327	23,080,046	11,880,822	15,356,411	374,328	776,790	18,899,054	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Accrued interest receivable	interest receivable on advances	
2) Account with officers and employees	other advances to officers and employees	
3) Dividend receivable	share in dividend declared by affiliate	

Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The consolidated financial statements have been prepared using the historical cost basis, except for crude oil inventory which is valued at market and quoted available-for-sale (AFS) financial assets which are measured at fair value. The consolidated financial statements are presented in Philippine Peso (Peso), which is the Parent Company's functional currency. All amounts are rounded off to the nearest Peso except when otherwise indicated.

Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial years except as follows:

The Group has adopted the following new Philippine Interpretations based on International Financial Reporting Interpretations Committee (IFRIC) Interpretations and amendments to previously issued Philippine Accounting Standards (PAS) during the year. Adoption of these interpretations did not have a material effect on the consolidated financial statements except for the additional disclosures, where required.

- Philippine Interpretation IFRIC 11, *Group and Treasury Share Transaction*, requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when the subsidiary's employees receive rights to the equity instruments of the parent. As the Group currently has no such transactions, the Interpretation did not have any effect on its consolidated financial statements.

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements*, covers contractual arrangements arising from entities providing public services. The Group is not a party to any concession arrangement, thus, this Interpretation did not have any impact on the consolidated financial statements.

- Philippine Interpretation IFRIC 14, *The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction*, provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under PAS 19, *Employee Benefits*. The Interpretation did not have any impact on the consolidated financial statements.

- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement*, and PFRS 7, *Financial Instruments: Disclosures - Reclassification of Financial Assets*, allows reclassification of certain financial instruments held-for-trading to either held-to-maturity (HTM), loans and receivables or AFS financial assets categories as well as certain instruments from investments to loans and receivables. The Group has no financial instruments held-for-trading, thus, the amendments did not have any impact on the consolidated financial statements.

Basis of Consolidation

The consolidated financial statements comprise the balance sheets of the Parent Company and PGO, its wholly owned subsidiary, as of December 31, 2008 and 2007, and the related statements of income of the Parent Company for each of the three years in the period ended December 31, 2008, and of PGO for each of the two years in the period ended December 31, 2008. The financial statements of the subsidiary are prepared for the same reporting year as the Parent Company using consistent accounting policies.

Subsidiary

A subsidiary is an entity over which the Parent Company has the power to govern the financial and operating policies of the entity, or generally has an interest of more than one half of the voting rights of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Parent Company controls another entity. A subsidiary is fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. They are deconsolidated from the date on which control ceases.

All intra-group balances, transactions, income and losses resulting from intra-group transactions that are recognized in assets are eliminated in full. However, intra-group losses that indicate impairment are recognized in the consolidated financial statements.

Investments in Associates

Associates are entities which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheet and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Group also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Business Combination and Goodwill

Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets and liabilities of the acquired business initially at fair value. If the acquirer's interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree's identifiable assets and liabilities and the measurement of the cost of the combination; and (b) recognize immediately in profit or loss any excess remaining after that reassessment.

When a business combination involves more than one exchange transaction, each exchange transaction shall be treated separately using the cost of the transaction and fair value information at the date of each exchange transaction to determine the amount of any goodwill associated with that transaction. This results in a step-by-step comparison of the cost of the individual investments with the Group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at each exchange transaction. The fair values of the acquiree's identifiable assets, liabilities and contingent liabilities may be different at the date of each exchange transaction. Any adjustments to those fair values relating to previously held interests of the Group is a revaluation to be accounted for as such and presented separately as part of equity.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share in the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is recognized separately as a noncurrent asset. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (CGU) or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU or group of CGUs is less than the carrying amount of the CGU or group of CGUs to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its impairment test of goodwill on an annual basis.

Acquisition of PGO

On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date.

The fair values of the identifiable assets of PGO as of the date of acquisition are as follows:

	Fair Values	Carrying Values
Wells, platforms and other facilities (Note 6)	**₱21,234,458**	₱21,234,458
Deferred oil exploration costs (Note 9)	**10,695,328**	10,695,328
	31,929,786	31,929,786

As of May 2, 2007, PGO has no liabilities. Since there was no fair value available for the acquired assets, the Parent Company assumed that the carrying value was the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired was ₱32.6 million which resulted to a goodwill of ₱0.7 million. The Parent Company immediately impaired this goodwill at the acquisition date. As of December 31, 2008, PGO has not yet started commercial operations.

Cash
Cash consists of cash on hand and in banks.

Financial Assets and Financial Liabilities
The Group recognizes financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date. Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at fair value through profit or loss (FVPL), includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: HTM investments, AFS financial assets, FVPL financial assets and loans and receivables, as appropriate. Financial liabilities are classified as either financial liabilities at FVPL or other financial liabilities, as appropriate. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at each balance sheet date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

As of December 31, 2008 and 2007, the Group has no financial assets classified as HTM investments and financial assets and financial liabilities at FVPL.

Determination of fair value
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day1 Profit
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair

value (a Day 1 profit) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Embedded derivatives

An embedded derivative is separated from the host financial or non-financial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized as at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of income.

The Group has no embedded derivatives as of December 31, 2008 and 2007.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

As of December 31, 2008 and 2007, the Group's loans and receivables consist of cash in banks and receivables (Note 19).

AFS financial assets

AFS financial assets are non-derivative financial assets that are designated as AFS or are not classified in any of the three other categories. The Group designates financial instruments as AFS financial assets if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity as "Net unrealized loss on decline in value of AFS financial assets".

When the financial asset is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of income. Interest earned on the investments is reported as 'Interest income' using the effective interest method. Dividends earned on investments are recognized in the consolidated statement of income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

As of December 31, 2008 and 2007, the Group classifies its investments in shares of stocks as AFS financial assets (Note 8).

Other financial liabilities
Other financial liabilities are initially recorded at fair value, less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

As of December 31, 2008 and 2007, the Group classifies its loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable as other financial liabilities (Note 19).

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Loans and receivables
If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in the group of financial assets with similar credit risk and characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

In relation to receivable, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through the use of an allowance account. Impaired receivables are derecognized when they are assessed as uncollectible.

AFS financial assets
For AFS financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS financial assets, this would include a significant or prolonged decline in the fair value of the investments below its cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of "Interest income" in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

<u>Derecognition of Financial Assets and Financial Liabilities</u>
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;

- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is derecognized when the obligation under the liability was discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Crude Oil Inventory

Crude oil inventory is carried at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the exploration and development cost of producing oilfields.

Depreciation of property and equipment, other than wells, platforms and other facilities, is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

Depreciation and amortization of an item of property and equipment begins when it becomes available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation or amortization ceases at the earlier of the date that the item is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, and the date the asset is derecognized.

Wells in progress pertains to those development costs relating to Service Contract (SC) where oil in commercial quantities are discovered and are subsequently reclassified to "Wells, platforms and other facilities" shown under "Property and equipment" account in the consolidated balance sheet upon commercial production. Depletion of wells in progress commences upon transfer to property and equipment.

The assets' useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Deferred Oil Exploration Costs

The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/Geophysical Survey and Exploration Contract (GSEC) area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the consolidated balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Noncurrent Non-financial Assets

The Group assesses at each balance sheet date whether there is an indication that noncurrent non-financial assets, which include property and equipment, deferred oil exploration costs, investments in associates and other noncurrent assets may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Petroleum revenue

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest income is recognized as the interest accrues taking into account the effective yield on the asset.

Dividend income

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are recognized as expense in the consolidated statement of income when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Retirement Benefits Costs

Retirement benefits costs are actuarially determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Upon introduction of a new plan or improvement of an existing plan, past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service cost is immediately expensed. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan. The past service cost is recognized as an expense on a straight line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, the retirement plan, past service cost is recognized immediately.

Retirement benefits liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly.

If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date whether the fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a) there is a change in contractual terms, other than a renewal or extension of the arrangement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or
(d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight line basis over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and carryforward benefits of unused tax credits from excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT), and unused tax losses from net operating loss carryover (NOLCO), to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary differences, excess MCIT over RCIT and NOLCO can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that sufficient future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and deferred income tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions and Contingencies

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to passage of time is recognized as an interest expense.

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Basic/Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year after giving retroactive effect to stock dividends declared and stock rights exercised during the year, if any.

Diluted earnings (loss) per share is computed by dividing net income (loss) for the year (after deducting interest on convertible preferred shares) by the weighted average number of shares issued and outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all dilutive potential common shares into common shares.

As of December 31, 2008, the Group has potential dilutive common shares from its stock rights offering and no potential dilutive common shares in 2007 and 2006.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are retranslated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of income.

Segment Reporting

Currently, the Group has only one business segment. The Group is primarily involved in oil exploration and production. Revenue generated consists mainly of revenue from petroleum operations. Other income is derived from rent of office spaces. In terms of geographic segments, the Group currently has no geographical segments.

Management monitors the operating results of its business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating income or loss in the consolidated financial statements. Group financing, excluding interest income and expense and income taxes are managed on a group basis and are not allocated to operating segments.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

Future Changes in Accounting Policies

The following are the new and revised accounting standards and Interpretations that will become effective subsequent to 2008. Except as otherwise indicated, the Group does not expect the adoption of these new and amended PFRS and Philippine interpretations to have any significant impact on its consolidated financial statements.

Effective in 2009

- PFRS 1, *First-time Adoption of PFRS - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*, allows an entity, in its separate financial statements, to determine the cost of investments in subsidiaries, jointly controlled entities or associates (in its opening PFRS financial statements) as one of the following amounts: (a) cost determined in accordance with PAS 27; *Consolidated and Separate Financial Statements*, (b) at the fair value of the investment at the date of transition to PFRS, determined in accordance with PAS 39; (c) or previous carrying amount (as determined under generally accepted accounting principles) of the investment at the date of transition to PFRS.

- PFRS 2, *Share-based Payment - Vesting Condition and Cancellations*, clarifies the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires nonvesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a nonvesting condition that is within the control of either the entity or the counterparty is accounted for as a cancellation. However, failure to satisfy a nonvesting condition that is beyond the control of either party does not give rise to a cancellation.

- PFRS 8, *Operating Segments*, replaces PAS 14, *Segment Reporting*, and adopts a full management approach to identifying, measuring and disclosing the results of an entity's operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and the Group will provide explanations and reconciliations of the differences. This standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party.

- Amendments to PAS 1, *Presentation of Financial Statements*, introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with 'other comprehensive income'. Entities may choose to present all items in one statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. This amendment also requires additional requirements in the presentation of the balance sheet and owner's equity as well as additional disclosures to be included in the consolidated financial statements.

- Revised PAS 23, *Borrowing Costs*, requires capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements in the standard, the Group will adopt this as a prospective change. Accordingly, borrowing costs will be capitalized on qualifying assets with a commencement date after January 1, 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

- Amendments to PAS 27 prescribe changes in respect of the holding companies, separate financial statements including (a) the deletion of 'cost method', making the distinction between pre-acquisition and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

- Amendment to PAS 32, *Financial Instruments: Presentation*, and PAS 1 - *Puttable Financial Instruments and Obligations Arising on Liquidation*, specifies, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro-rata share of the entity's net assets, (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation, (c) all instruments in the subordinate class have identical features (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder's right to a pro rata share of the entity's net assets, and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*, requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized in income over the period that the award credits are redeemed or expired.

- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*, provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of a net investment; where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

Improvements to PFRSs
In May 2008, the International Accounting Standards Board issued its first omnibus of amendments to certain standards, primarily with a view to removing inconsistencies and clarifying wording. These are the separate transitional provisions for each standard:

- PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, specifies when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

- PAS 1 clarifies assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

- PAS 16, *Property, Plant and Equipment*, replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5 and PAS 36, *Impairment of Assets*. It also clarifies that items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

- PAS 19 revises the definition of 'past service costs' to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. It also revises the definition of 'return on plan assets' to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. It also revises the definition of 'short-term' and 'other long-term' employee benefits to focus on the point in time at which the liability is due to be settled. It also deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, *Provisions, Contingent Liabilities and Contingent Assets*.

- PAS 20 - *Accounting for Government Grants and Disclosures of Government Assistance*, clarifies that loans granted with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as a government grant.

- PAS 23 revises the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest rate method. This revised standard disallows the alternative treatment of borrowing costs, which permits the recognition of borrowing costs as expense.

- PAS 28, *Investment in Associates*, clarifies that if an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. It also defines an investment in an associate as a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

- PAS 29, *Financial Reporting in Hyperinflationary Economies*, revises the reference to the exception that assets and liabilities should be measured at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list.

- PAS 31, *Interest in Joint Ventures*, clarifies that if a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

- PAS 36 provides that, when discounted cash flows are used to estimate 'fair value less cost to sell', additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate value-in-use'.

- PAS 38, *Intangible Assets*, provides that, expenditure on advertising and promotional activities is to be recognized as an expense when the Group either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. It also deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

- PAS 39 provides changes in circumstances relating to derivatives - specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications. It also clarifies when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, *Insurance Contracts*, such is a change in circumstance, not a reclassification. It further removes the reference to a 'segment' when determining whether an instrument qualifies as a hedge. It requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

- PAS 40, *Investment Properties*, revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

- PAS 41, *Agriculture*, removes the reference to the use of a pretax discount rate to determine fair value, thereby allowing use of either a pretax or post-tax discount rate depending on the valuation methodology used and removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Instead, cash flows that are expected to be generated in the 'most relevant market' are taken into account.

Effective in 2010

- Revised PFRS 3, *Business Combinations* and PAS 27, introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by the revised PFRS 3 and PAS 27 must be applied prospectively and will affect future acquisitions and transactions with noncontrolling interests.

- Amendment to PAS 39 - *Eligible hedged items*, addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

- Philippine Interpretation IFRIC 17, *Distributions of Non-cash Assets to Owners*, covers accounting for all non-reciprocal distribution of non-cash assets to owners. It provides guidance on when to recognize a liability, how to measure it and the associated assets and when to derecognize the asset and liability and the consequences of doing so.

- Philippine Interpretation IFRIC 18, *Transfers of Assets from Customers*, applies to the accounting for transfers of items of property, plant and equipment by an entity that receive such transfers from its customer, wherein the entity must then use such transferred asset either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

Effective in 2012

- Philippine Interpretation IFRIC 15, *Agreement for Construction of Real Estate*, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

The Group continues to assess the impact of the above new and amended accounting standards and Interpretations effective subsequent to 2008 on the Group's consolidated financial statements in the period of initial application. Additional disclosures required by these amendments will be included in the consolidated financial statements when these amendments are adopted.

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea

Contact Person

631-8151

Company Telephone Number

0 3	3 1
Month	*Day*

SEC Form 17Q (March 2010)

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9 3 0 3

Total No. of Stockholders

P0.00

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes


MAY 14 2010
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the quarterly period ended March 31, 2010

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Number of Common Stock Outstanding
191,868,805,358

Amount of Debt Outstanding

Total Liabilities P54,509,963

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 – FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Consolidated Financial Statements of the Company for the 1st quarter ended 31 March 2010 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 31 March 2010), with comparative Statement of Operations for the comparable period (01 January to 31 March 2009) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 31 March 2010), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 31 March 2009) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 31 March 2010), as well as the basis of computation thereof.

5. The Company's interim financial report for the 1st quarter 2009 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to March 31, 2010) as compared with the most recent annual financial statements (2009), and no policies or methods have been changed. There were NO reclassifications of financial assets made into and from each category as of the current reporting period.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 31 March 2010), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial year (2009), which had a material effect in the current interim period (01 January to 31 March 2010).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to March 31, 2010).

11. For the first quarter of the current year 2010, the Board of Directors approved the declaration of a 2% cash dividend equivalent to P0.0002 per share subject to the finalization of the company's 2009 audited financial statements.

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to March 31, 2010) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to March 31, 2010) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2009) and as of end of current interim period (March 31, 2010), EXCEPT those disclosed in Note 10 to the Company's 2009 Audited Financial Statements.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to March 31, 2010).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

<u>Financial Performance</u>

Total revenues for the first quarter ended March 31, 2010 increased by P105.7 million or 383% to P133.3 million from P27.6 million for the same period last year. Petroleum revenues increased by P99.3 million or 413% to P123.3 million from P24.0 million for the same period last year. The combined production increased to 798,226 barrels for the first quarter ended March 31, 2010, from 42,437 barrels produced for the same period last year. The increase was mainly due to the Galoc production and revenues booked following the termination of the Extended Production Test (EPT) in June 2009. For the first quarter ended March 31, 2010, share in Galoc revenues amounted to P75.3 million for the equivalent production of 750,394 barrels. The average price per barrel for the period ended March 31, 2010 was $75.45 as compared to $36.90 for the same period last year. Equity in net earnings of associates increased by P4.1 million or 165% due to the higher level of income booked by Penta Capital Investment Corporation. Interest income increased by P1.4 million or 310% due to the accrual of interest on notes receivable for the interim period ended March 31, 2010. Foreign exchange gains/ losses reflected a net gain of P1.4 million for the first quarter of 2010 as compared to P0.4 million for the same period last year.

Total costs and expenses increased by P51.3 million from P39.1 million for the first quarter of 2009 to P90.4 million for the first quarter of 2010. No interest and financing charges were incurred in the first quarter of 2010 due to the full settlement of all loans made in April 2009. Operating costs increased by 192% due to the booking of the share in operating costs of Galoc oilfield. The company's net income amounted to P42.8 million for the first quarter of 2010 as compared with a P11.5 million net loss for the same period last year.

The Company's top five (5) key performance indicators are as follows:

	Mar 31, 2010	Dec. 31, 2009
Current Ratio	*5.52 : 1*	*15.34 : 1*
Current Assets	300,830,739	263,582,981
Current Liabilities	54,509,963	17,179,577
Debt to Equity Ratio	*0.03 : 1*	*0.01 : 1*
Total Liabilities	54,509,963	17,179,577
Stockholders Equity	1,701,795,549	1,701,303,320
Equity to Debt Ratio	*31.22 : 1*	*99.03 : 1*
Stockholders Equity	1,701,795,549	1,701,303,320
Total Liabilities	54,509,963	17,179,577
Book Value per Share	*0.00887*	*0.00919*
Stockholders Equity	1,701,795,549	1,701,303,320
Shares outstanding	191,868,805,358	185,201,734,604

Income (Loss) per Share	*0.00022**	*(0.00006)**
Net Income (Loss)	42,817,665	(11,479,006)
Weighted ave. no. of shares	191,868,805,358	185,201,734,604

*for the period January 1 to March 31

The current ratios as of December 31, 2009 and March 31, 2010 are 15.34:1 and 5.52:1, respectively. The Company's current assets exceeded its current liabilities by P246.3 million as of March 31, 2010. The "Available-for-sale (AFS) Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P102.9 million as of March 31, 2010 and P110.6 million as of December 31, 2009. If these shares would be considered part of Current Assets, the recomputed current ratio would be 7.41: 1 as of March 31, 2010 and 21.78:1 as of December 31, 2009.

Total assets increased from P1.718 billion as of December 31, 2009 to P1.756 billion as of March 31, 2010. Cash slightly decreased by P0.9 million. Receivables increased by P37.8 million or 31%. The increase was due to the advances made to a related company net of the collection of trade receivables during the interim period.AFS investments decreased by P7.7 million or 7% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the company.

Total current liabilities reflected a net increase of P37.3 million from P17.2 million as of December 31, 2009 to P54.5 million as of March 31, 2010 mainly due to the booking of the 2% cash dividend declared in March 2010.

Stockholders' equity slightly increased by P0.5 million from P1.701 billion as of December 31, 2009 to P1.702 billion as of March 31, 2010. The valuation reserve pertaining to the company's listed stock investments was adjusted from P111.4 million as of December 31, 2009 to P119.1 million as of March 31, 2010. The company's retained earnings amounted to P83.6 million as of March 31, 2010 as compared to P79.2 million as of December 31, 2009.

The Company has a majority-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The Company acquired 100% of PGO's capital stock in May 2007. Since PGO has NOT yet started commercial operations, disclosure on performance indicators are as follows:

	Mar 31, 2010	Dec. 31, 2009
Current Ratio	0	0

Current Assets	0	0
Current Liabilities	57,863	57,863
Debt to Equity Ratio	0.0063 : 1	0.0063 : 1
Total Liabilities	57,863	57,863
Stockholders' Equity	9,141,264	9,141,264
Equity to Debt Ratio	158 : 1	158 : 1
Stockholders' Equity	9,141,264	9,141,264
Total Liabilities	57,863	57,863
Book Value per Share	0.0007	0.0007
Stockholders' Equity	9,141,264	9,141,264
Average shares outstanding	12,505,000,000	12,505,000,000
Income (loss) per Share	0	0
Net Income (Loss)	No operation	No operation
Average shares outstanding	12,505,000,000	12,505,000,000

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:
   a) issuing subscriptions call on the balance of the subscriptions receivable;
   b) collecting a portion of Accounts Receivables;
   c) selling a portion of its existing investments and assets; and
   d) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from: operations, collection of subscriptions and other receivables, and from loans/financing, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Receivables increased by P37.8 million or 31%. The increase was due to the advances made to a related company net of the collection of trade receivables during the interim period.

   AFS investments decreased by P7.7 million or 7% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

   Retirement benefits asset increased by P0.6 million or 69% due to additional contributions made to the fund.

   Other noncurrent assets decreased by 13% due to amortization of other deferred charges.

   Trade and other payables decreased by P1.1 million due to payment of some accounts during the interim period.

   Income tax payable increased by P0.07 million or 8% due to the provision for income tax booked for the first quarter of 2010.

Unrealized losses on decline in market value of AFS investments decreased by P7.7 million or 7% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

The company's retained earnings amounted to P83.6 million as of March 31, 2010 as compared to P79.2 million as of December 31, 2009. The net increase of P4.4 million or 5.6% was due to the net income (P42.8 million) booked for the first quarter of 2010 and cash dividend declared (P38.4 million).

Petroleum revenues increased by P99.3 million or 413% mainly due to the booking of the company's share in Galoc revenues following the termination of the EPT. The average price per barrel for the period ended March 31, 2010 was $75.45 as compared to $36.90 for the same period last year.

Equity in net earnings of associates increased by P4.1 million or 165% due to the higher level of income booked by Penta Capital Investment Corporation.
Interest income increased by P1.4 million or 310% due to the accrual of interest on notes receivable for the interim period ended March 31, 2010.

Foreign exchange gains/ losses reflected a net gain of P1.4 million for the first quarter of 2010 as compared to P0.4 million for the same period last year.

Share in costs and operating increased by 192% due to the booking of the company's share in the Galoc operating expenses during the interim period.

General and administrative expenses increased by P5.8 million or 75% due to the some expenses booked relative to the pension plan and other expense provisions.

No interest and financing charges were incurred in the first quarter of 2010 due to the full settlement of all loans made in April 2009, as such interest and financing charges decreased by 100%.

Net income amounted to P42.8 million for the first quarter of 2010, as compared to the net loss of P11.5 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

Item 3. Management's Assessment and Evaluation of Financial Risk Exposures

A. Financial Instruments

Since there were NO financial assets reclassified into and from each category, disclosures on the following are:

a. The financial assets reclassified into and from each category; - Not Applicable

b. For each reporting period until derecognition, the carrying amounts and fair values of all financial assets reclassified in the current reporting period and previous reporting periods;- Not Applicable

c. For financial assets reclassified in rare circumstances, the facts that would establish such kind of circumstances; -Not Applicable

d. In the reporting period to which financial assets are reclassified, the fair value of the gains or losses of those assets as recognized either in profit or loss, or in equity (other comprehensive income) in that reporting period and previous reporting periods;- Not Applicable

e. For the remainder of the instruments' lives, the gains or losses that would have been recognized in profit or loss, or equity had they not been reclassified, together with the gains, losses, income and expenses now recognized;-Not Applicable

f. As at date of reclassification, the effective interest rates and estimated amounts of cash flows the company expects to recover. – Not Applicable

Fair Values of Financial Instruments

The following table shows the carrying amounts and fair values of the Group's financial assets and financial liabilities:

	Consolidated Unaudited March 2010	Consolidated Unaudited March 2010	Consolidated Audited December 2009	Consolidated Audited December 2009
	Fair Values	Carrying Values	Fair Values	Carrying Values
FINANCIAL ASSETS				
Cash and cash equivalents	101,310,578	101,310,578	102,188,831	102,188,831
Accounts with contract operators	35,961,463	35,961,463	72,318,328	72,318,328
Advances to related companies	97,529,489	97,529,489	19,874,489	19,874,489
Accrued interest receivables	20,376,274	20,376,274	18,532,299	18,532,299
Advances to officers and employees	1,521,968	1,521,968	1,652,474	1,652,474
Accounts with partners	2,889,163	2,889,163	2,023,483	2,023,483

Others	263,533	263,533	6,365,712	6,365,712
	259,852,470	259,852,470	222,955,616	222,955,616
AFS financial assets				
Quoted equity instruments	92,029,740	92,029,740	97,464,288	97,464,288
Unquoted equity instruments	10,877,340	10,877,340	13,127,340	13,127,340
	102,907,080	102,907,080	110,591,628	110,591,628
	362,759,550	362,759,550	333,547,244	333,547,244
FINANCIAL LIABILITIES				
Accounts payable and accrued liabilities				
Accrued liabilities	6,713,704	6,713,704	6,426,727	6,426,727
Accounts with partners	5,151,086	5,151,086	5,151,086	5,151,086
Others	351,804	351,804	1,841,952	1,841,952
Dividends payable	38,373,761	38,373,761	0	0
Subscriptions payable	2,068,842	2,068,842	2,068,842	2,068,842
	52,659,198	52,659,198	15,488,607	15,488,607

The carrying amounts of financial assets and liabilities approximate their fair values because of their short-term nature. Quoted AFS investments are carried at fair value based on the quoted values of the securities.

B. Financial Risk Management Objectives and Policies

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise mainly of cash, short term placements, receivables, advances to/from related companies, AFS financial assets, loans payable, accounts payables and accrued liabilities, dividends payable and subscriptions payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The Board of Directors (BOD) is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

The main risks arising from the Group's financial instruments are credit and concentration risks, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk, equity price risk and commodity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risks

Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. As of March 31, 2010, all of the outstanding trade receivables are from the SC14 A, B, B-1 & C-1 consortiums. At present, the SC14 A, B & B-1 consortium has a supply agreement with Pilipinas Shell Petroleum Corporation (PSPC), assuring PSPC with sale of the SC14 A, B & B-1 consortium's petroleum products. For SC14 C-1 consortium, the operator, Galoc Production Company has a crude agency agreement with Vitol Asia Pte. Ltd. for the marketing of the Galoc production.

With respect to credit risk arising from other financial assets of the Group, which comprise of cash and AFS financial assets, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments gross of any collaterals and credit enhancements. The table below summarizes the Group's exposure to credit risk for the components of the unaudited consolidated balance sheet as of March 31, 2010:

Loans and receivables	
Cash and cash equivalents	101,310,579
Accounts with contract operators	35,961,463
Advances to related companies	97,529,489
Accrued interest	20,376,274
Advances to officers and employees	1,521,968
Accounts with partners	2,889,163
Others	263,533
AFS investments	
Quoted	92,029,740
Unquoted	10,877,340
Gross maximum credit risk exposure	362,759,550

The table below shows the credit quality of the Group's financial assets by class as of March 31, 2010 based on the Group's credit evaluation process:

	Neither past due nor impaired High Grade	Neither past due nor impaired Standard Grade	Past due but not impaired	Impaired Financial Assets	Total
Loans and receivables					
Cash and cash equivalents	101,310,579				101,310,579
Accounts with contract operators	35,961,463				35,961,463
Advances to related companies	87,655,000		9,874,488	5,614,118	103,143,606
Accrued interest	1,956,817		18,419,457	3,678,279	24,054,553
Advances to officers and employees	1,521,969				1,521,969
Accounts with partners	2,889,163				2,889,163
Others	263,533			3,427,560	3,691,092
AFS investments:					
Quoted equity instruments	92,029,740				92,029,740
Unquoted equity instruments	10,877,340				10,877,340
Total	334,465,609	0	28,293,945	12,719,957	375,479,506

High grade credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. Standard grade credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is common control.

Liquidity risk
Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

Foreign currency risk
Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Parent Company's transactional currency exposures arise from sales in currencies other than its functional currency. All of the parent Company's share in petroleum operations revenue are denominated in US dollar. Likewise, the Parent Company is exposed to foreign exchange risk arising from its US dollar-denominated trade receivables.

Equity price risk
Equity price risk is such risk where the fair values of the investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS financial assets.

Commodity price risk
The Parent Company's revenues are based on international commodity quotations (i.e., primarily on the average Dubai oil prices) over which the Parent Company has no significant influence or control. This exposes the Parent Company's results of operations to commodity price volatilities that may significantly impact its cash inflows.

Interest Rate Risk
Interest rate risk is such risk where the possibility of changes in interest rates would unfavorably affect future cash flows from the financial statements. The Group's exposure to the risk of changes in interest rates relates primarily to the bank loans which are reviewed and reset by the creditor banks regularly. As of June 30, 2009, the Company had fully paid its outstanding bank loans.

PETROLEUM PROJECTS

1.0 Service Contract 6A (Octon)

In November 2009, CGGVeritas completed the re-processing of about 75 square kilometers of 3D seismic data in Octon area for farminee Vitol GPC SA This was in conjunction with the re-processing of Galoc 3D as part of the Galoc Phase 2 evaluation activities. For the first quarter of 2010, Vitol GPC worked on the interpretation of the newly re-processed data set to further evaluate the Octon Field.

2.0 Service Contract 6 (Cadlao)

Philodrill is continuing negotiations with Blade Petroleum and Venturoil who have earlier expressed interest to purchase Philodrill's 1.65% revenue interest (ORRI) in the Cadlao Field.

3.0 Service Contract 6B (Bonita)

The exclusivity of Venturoil Philippines Inc.'s farm-in on the Bonita Block, as well as the non-producing blocks in Service Contract 14, expired in September 2009. We have advised them to secure accreditation from the DOE as a qualified service contractor and to pursue farm-in negotiations with the Bonita Consortium. As of end-March 2010, they were still negotiating with the DOE for formal accreditation.

4.0 Service Contract No. 14 (Production Blocks)

1st Quarter 2010 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	North Matinloc	Total
January	12,025	3,558	1,338	16,921
February	0	7,309	3,321	10,630
March	10,889	6,762	2,603	20,334
Total	**22,914**	**17,629**	**7,342**	**47,885**

The consortium completed 3 shipments during the first quarter, involving 22,914 barrels of crude from Nido, 22,810 barrels from Matinloc and 10,760 barrels from North Matinloc. As of end-March, about 5,250 barrels of combined Matinloc and North Matinloc crude are onboard the storage vessel.

5.0 Service Contract No. 14 (Retention Block, Tara, Libro and North Matinloc)

Venturoil's extension of their option to farm-in expired in September 2009. They are now seeking accreditation from the DOE as a qualified service contractor as per advice of Philodrill, the block operator.

6.0 Service Contract No. 14 C-1 (Galoc)

The Galoc Field produced 750,394 barrels during the period from January 1 to March 31, 2010. Cumulative production stood at 4,345,965 barrels as of March 31, 2010.

Galoc Production Company (GPC) completed two (2) offtakes during the first quarter of 2010, involving 647,743 barrels. Both cargoes were sold to SK Energy of Korea. As of 31 March 2010, about 362,852 barrels were on board the FPSO Rubicon Intrepid.

The Galoc Field was shut down from January 13 to January 26, 2010 as a result of the emergency disconnection of the M&RS from the FPSO Rubicon Intrepid due to deteriorating weather conditions. A large workboat was brought in from Singapore for a more expedient repair work and reconnection of the subsea facilities to the FPSO. The wells were finally brought back to production on January 27th, and the following day, both wells have stabilized production at a total of 12,200 barrels of oil per day.

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC continued to work on the evaluation of the re-processed 3D seismic data covering the Galoc and the adjacent Octon area. Results are expected to contribute to a better understanding of the Galoc reservoir and to identify locations for drilling new development wells.

7.0 Service Contract 14 C-2 (West Linapacan)

During a meeting in early January, Pitkin Petroleum reported the completion of all the geological and geophysical aspects of their evaluation of the West Linapacan block. They also started developing an engineering and construction concept for the West Linapacan Field, including well drilling strategies. In the same meeting, the operator also presented a preliminary costing for well construction, field development and production facilities. As the figures given appear to be too high for re-developing an old field, Philodrill and the other consortium partners have requested Pitkin to bring down and finalize costs to acceptable ranges. As of end-March, Pitkin was still working on the development planning for the West Linapacan Field.

8.0 Service Contract No. 41 (Sulu Sea)

Immediately after their drilling campaign in 2008, block operator Tap Oil proposed to undertake re-processing of their Alpine 3D seismic data in the Sulu Sea Block to rectify seismic data quality issues which can help in the selection of next prospect/s for drilling. Reprocessing works were completed in July 2009 and interpretation and integration of results into new geologic modeling were ongoing until end-March 2010. The operator also embarked on a promotional campaign early this year to invite potential new partners into the SC 41 Block.

9.0 Service Contract No. 53 (Onshore Mindoro)

Block operator Pitkin Petroleum's seismic acquisition program which was originally scheduled to commence in April 2009 was deferred to November last year when weather conditions were more favorable for onshore seismic acquisition. The operator contracted BGP, a Chinese geophysical contractor, to acquire 2D seismic area over the Sablayan and San Jose Areas in southern Mindoro. Actual recording started at the San Jose Area in late November and as of end March 2010, a total of 145 line kilometers of seismic data have been acquired. This translated to about 72.5% of the programmed 200.85 line-kilometers of new 2D seismic data to be acquired.

10.0 SWAN BLOCK

PNOC – Exploration Corporation informed Philodrill that the proposed terms and conditions of the proposal to swap a portion of Philodrill's equity in the West Linapacan Block in exchange for interests in their SCs 57 and 58 are still under evaluation by their technical and legal groups.

PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 31 March 2010).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:



Date: ________________
FRANCISCO A. NAVARRO
Executive Vice President



Date: 5/13/10
REYNALDO E. NAZAREA
Treasurer & VP-Administration

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17Q

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION

Consolidated Balance Sheets

	(Unaudited) March 31 2010	(Audited) December 31 2009
ASSETS		
Current Assets		
Cash & short term placements	101,310,578	102,188,831
Receivables	158,541,891	120,766,785
Crude oil inventory	40,798,568	40,451,055
Other current assets	179,702	176,310
Total Current Assets	300,830,739	263,582,981
Noncurrent Assets		
Property and equipment - net	293,026,727	292,205,238
Investments - Associates	233,764,430	227,195,544
Available-for-sale investments	102,907,080	110,591,628
Deferred oil exploration and devt costs - net	824,010,986	823,734,492
Retirement benefits asset	1,534,542	906,325
Other noncurrent assets	231,008	266,689
Total Noncurrent Assets	1,455,474,773	1,454,899,916
TOTAL ASSETS	1,756,305,512	1,718,482,897
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	12,994,899	14,106,297
Income tax payable	1,072,461	1,004,438
Dividends payable	38,373,761	0
Subscriptions payable	2,068,842	2,068,842
Total Current Liabilities	54,509,963	17,179,577
Stockholders' Equity		
Capital stock - P0.01 par value		
Authorized - 200 billion shares		
Issued	1,552,493,260	1,545,002,756
Subscribed	366,194,793	373,685,298
Subscriptions receivable	(183,097,411)	(186,830,286)
Paid in capital from sale of treasury	1,624,012	1,624,012
Unrealized losses on decline in market value of investments	(119,062,801)	(111,378,253)
Retained Earnings	83,643,696	79,199,793
Total Stockholders' Equity	1,701,795,549	1,701,303,320
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	1,756,305,512	1,718,482,897
	0	0

THE PHILODRILL CORPORATION
Consolidated Statements of Income
(Unaudited)

	January 1 to March 31 2010	January 1 to March 31 2009
PETROLEUM REVENUE	123,290,802	24,018,245
COSTS AND EXPENSES		
Share in costs and operating	(76,755,383)	(26,307,547)
General and administrative	(13,618,698)	(7,800,754)
	(90,374,081)	(34,108,301)
OTHER INCOME (CHARGES)		
Equity in net earnings of associates	6,568,886	2,474,400
Interest and financing charges	0	(4,960,880)
Interest income	1,856,012	452,158
Foreign exchange gains (losses)	1,428,759	403,851
Others	117,717	241,521
	9,971,374	(1,388,950)
INCOME BEFORE INCOME TAX	42,888,095	(11,479,006)
PROVISION FOR INCOME TAX	70,430	0
NET INCOME	42,817,665	(11,479,006)
OTHER COMPREHENSIVE INCOME (LOSS)		
Changes in fair value of available-for-sale financial assets	(7,684,548)	14,591,127
TOTAL COMPREHENSIVE INCOME (LOSS)	35,133,117	3,112,121

Earnings per share was computed as follows:

Net income (loss)	42,817,665	(11,479,006)
Weighted average number of shares	191,868,805,358	153,495,044,287
Income (Loss) per share	0.00022	(0.00007)

THE PHILODRILL CORPORATION

Consolidated Statements of Cash Flows
(Unaudited)

	January 1 to March 31 2010	January 1 to March 31 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (Loss) before income tax	42,817,665	(11,479,006)
Adjustments for:		
Depletion, depreciation and amortization	5,087,609	788,104
Equity in net losses (earnings) of associates - net	(6,568,886)	(2,474,400)
Operating loss before working capital changes	41,336,388	(13,165,302)
Decrease (increase) in:		
Receivables	36,487,369	5,225,396
Crude oil inventory	(347,513)	(3,874,167)
Other current assets	(3,392)	(12,297)
Retirement benefits assets	(628,217)	0
Increase in accounts payable and accrued expenses	(1,909,057)	(658,130)
Net cash from (used in) operating activities	74,935,579	(12,484,500)
CASH FLOWS FROM INVESTING ACTIVITIES		
Reductions in (additions to):		
Property and equipment	(5,909,098)	(5,002)
Deferred oil exploration and development costs	(276,494)	(248,557)
Advances to affiliated companies - net	(71,552,820)	(130,714)
Investments	0	0
Other noncurrent assets	(1,808,294)	(397,536)
Subscriptions payable	0	0
Net cash from (used in) investing activities	(79,546,707)	(781,809)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (Payments) of:		
Subscriptions receivable	3,732,875	0
Deposit on subscriptions	0	98,940,319
Loans payable	0	14,000,000
Net cash from (used in) financing activities	3,732,875	112,940,319
NET INCREASE (DECREASE) IN CASH	(878,253)	99,674,010
CASH, BEGINNING	102,188,831	980,828
CASH, ENDING	101,310,578	100,654,838

THE PHILODRILL CORPORATION

Consolidated Statements of Changes in Equity

	March 2010	March 2009
CAPITAL STOCK - P0.01 par value		
Authorized - 155 billion shares in March 2009		
- 200 billion shares in March 2010		
Issued		
Balance at the beginning of year	1,545,002,756	1,534,949,111
Issuance during the first quarter	7,490,504	0
Balance at end of first quarter	1,552,493,260	1,534,949,111
Subscribed		
Balance at the beginning of year	373,685,298	1,331
Issuance during the first quarter	(7,490,505)	
Balance at end of first quarter	366,194,793	1,331
Subscriptions receivable		
Balance at the beginning of year	(186,830,286)	(686)
Collection of subscriptions receivable	3,732,875	
Balance at end of first quarter	(183,097,411)	(686)
Deposit on subscriptions		
Balance at the beginning of year	0	0
Collection of deposit on SR	0	98,940,319
Balance at end of first quarter	0	98,940,319
Paid in capital from sale of treasury		
Balance at the beginning of year	1,624,012	1,624,012
Movement during the first quarter	0	0
Balance at end of first quarter	1,624,012	1,624,012
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(111,378,253)	(163,032,906)
Adjustment during the first quarter	(7,684,548)	14,591,127
Balance at end of first quarter	(119,062,801)	(148,441,779)
Retained Earnings		
Balance at the beginning of year	79,199,793	(34,441,406)
Cash dividend declared	(38,373,762)	
Net income (loss) for the first quarter	42,817,665	(11,479,006)
Balance at end of first quarter	83,643,696	(45,920,412)
Total Stockholders' Equity	1,701,795,549	1,441,151,896

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE QUARTER ENDED MARCH 31, 2010

Name and Designation of Debtor	Beginning Balance	Additions	Amounts Collected	Amounts Written off	Current	Not Current	Ending Balance
Various officers and employees	1,652,474	523,753	654,259		1,521,969		1,521,969
	1,652,474	523,753	654,259	0	1,521,969	0	1,521,969

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE QUARTER ENDED MARCH 31, 2010

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
Investments in associates:									
Penta Capital Investment Corp.	1,600,000	180,962,659	5,676,000				1,600,000	186,638,659	
Penta Capital Holdings, Inc.	300,000	46,232,885	892,886				300,000	47,125,771	
		227,195,544	6,568,886	0	0	0		233,764,430	0
Amount shown under the caption "Available For Sale Investments"									
Atlas Consolidated Mining and Development Corporation	3,752,293	106,779,196					3,752,293	106,779,196	
Vulcan Industrial & Mining Corp.	3,910,000	5,042,136				0	3,910,000	5,042,136	
United Paragon Mining Corp.	6,903,672,151	72,983,956					6,903,672,151	72,983,956	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
South China Petroleum Explo., Inc.	2,778,457	3,395,157					2,540,034	3,395,157	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Hospitals, Inc.	2,250,000	2,250,000						2,250,000	
CJH Golf Club, Inc.	17	10,200,006					17	10,200,006	
		221,951,678	0	0	0	0		221,951,678	0
less-allowance for decline in market value		111,360,050				(7,684,548)		119,044,598	
		110,591,628		0		(7,684,548)		102,907,080	
		337,787,172	6,568,886	0	0	(7,684,548)	0	336,671,510	0

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE QUARTER ENDED MARCH 31, 2010

Name of Affiliate	Beginning Balance	Ending Balance
Atlas Consolidated Mining & Development Corp.	0	77,655,000
Alakor Corporation	10,000,000	10,000,000
Fil-Energy Corporation	4,753,762	4,753,762
Ocean Composite Yacht, Inc.	4,500,000	4,500,000
Vulcan Industrial and Mining Corporation	3,356,629	3,356,629
Pacific Rim Export Holdings, Corporation	1,114,118	1,114,118
Minoro Mining and Exploration Corporation	1,031,279	1,031,279
United Paragon Mining Corporation	732,819	732,819
	25,488,607	103,143,607
Less-allowance for doubtful accounts	5,614,118	5,614,118
	19,874,489	97,529,489

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	591,788,747				591,788,747
Office condominium units and improvements	8,771,962	5,606,896			14,378,858
Office furniture, fixtures and equipment	11,691,516	302,199			11,993,715
Transportation equipment	11,179,196				11,179,196
	623,431,421	5,909,095	0	0	629,340,516

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

Classification	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	304,043,390	4,248,692			308,292,082
Office condominium units and improvements	8,383,989	206,979			8,590,968
Office furniture, fixtures and equipment	11,345,420	72,975			11,418,395
Transportation equipment	7,453,384	558,960			8,012,344
	331,226,183	5,087,606	0	0	336,313,789

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

Classification	Beginning Balance	Additions at Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	823,734,492	276,494				824,010,986
	823,734,492	276,494	0	0	0	824,010,986

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE QUARTER ENDED MARCH 31, 2010

Title of Issue	Authorized	Issued and Outstanding	Subscribed	Number of shares Reserved for Options, etc.	Number of shares held by Directors, Officers and Employees	Others
Common shares at P0.01 par value	200,000,000,000	155,249,326,048	36,619,479,310	0	887,835,384	190,980,969,974

THE PHILODRILL CORPORATION
SCHEDULE N - AGING OF ACCOUNTS RECEIVABLES
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years above	past due accts & items in litigation
a) Trade receviables									
1) Account with contract operator	38,850,627	14,520,729	24,329,898						
less allowance for doubtful accounts	0								
Net Trade Receivables	38,850,627	14,520,729	24,329,898	0	0	0	0	0	0
b) Non-trade receivables									
1) Accrued interest receivable	24,054,553	798,605	1,045,369	77,158	154,316	308,632	1,343,283	20,327,190	0
less allowance for doubtful accounts	(3,678,279)							(3,678,279)	
2) Account with officers and employees	1,521,969	35,278		572,085	914,606				
3) Dividend receivable	0								
4) Advances to related companies	103,143,607		77,655,000	10,000,000				15,488,607	
less allowance for doubtful accounts	(5,614,118)							(5,614,118)	
5) Others	3,691,092	263,532						3,427,560	
less allowance for doubtful accounts	(3,427,560)							(3,427,560)	
Net Non-Trade Receivables	119,691,263	1,097,415	78,700,369	10,649,243	1,068,922	308,632	1,343,283	26,523,400	0
Net Receivables	158,541,890	15,618,144	103,030,267	10,649,243	1,068,922	308,632	1,343,283	26,523,400	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade receivables		
1) Account with contract operator	share in crude oil revenue net of share in production costs	30 days
b) Non-trade receivables		
1) Accrued interest receivable	interest receivable on advances	
2) Account with officers and employees	other advances to officers and employees	
3) Dividend receivable	share in dividend declared by affiliate	
4) Advances to related companies	loans and advances to related parties	

Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The consolidated financial statements of the Group have been prepared using the historical cost basis, except for crude oil inventory which is valued at market and quoted available-for-sale (AFS) financial assets which are measured at fair value. The consolidated financial statements are presented in Philippine Peso (Peso), which is the Parent Company's functional currency. All amounts are rounded off to the nearest Peso, except when otherwise indicated.

Basis of Consolidation
The consolidated financial statements comprise the financial statements of the Parent Company and PGO, its wholly owned subsidiary.

Subsidiary
A subsidiary is an entity over which the Parent Company has the power to govern the financial and operating policies of the entity, or generally has an interest of more than one half of the voting rights of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Parent Company controls another entity. A subsidiary is fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. They are deconsolidated from the date on which control ceases.

All intra-group balances, transactions, income and losses resulting from intra-group transactions that are recognized in assets are eliminated in full. However, intra-group losses that indicate impairment are recognized in the consolidated financial statements.

Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following new and amended Philippine Accounting Standards (PAS), PFRS and Philippine Interpretations based on International Financial Reporting Interpretation Committee (IFRIC) interpretations which were adopted as of January 1, 2009.

- Revised PAS 1, *Presentation of Financial Statements*, separates owner and non-owner changes in equity. All owner changes in equity are required to be presented in a statement of changes in equity, and all non-owner changes either in one statement of comprehensive income or in two separate statements, which consist of a statement of income and a statement of comprehensive income. The previous standard required components of comprehensive income to be presented in the statement of changes in equity. The revised standard also requires the income tax effect of each component of comprehensive income to be disclosed. In addition, it requires entities to present a comparative balance sheet as at the beginning of the earliest comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement, or reclassifies items in the financial statements.

- The Group has elected to present comprehensive income in a single statement and elected not to change the balance sheet to statement of financial position.

  The Group has not presented three balance sheets on these consolidated financial statements because it has not applied an accounting policy retrospectively, made a retrospective restatement of items on the Group's consolidated financial statements or reclassified items on the Group's consolidated financial statements that affected the balance sheet at the beginning of the earliest comparative period.

- Revised PAS 23, *Borrowing Costs*, requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions of the amended PAS 23, the Group has adopted the standard on a prospective basis. Therefore, borrowing costs are capitalized on qualifying assets with a commencement date on or after January 1, 2009. This revised standard does not have a significant impact on the Group's consolidated financial statements.

- Amendment to PFRS 7, *Financial Instruments: Disclosures*, requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and financial assets used for liquidity management. The three level fair value hierarchy and liquidity risk disclosures are presented in Notes 20 and 21, respectively.

- Amendments to PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards* and PAS 27, *Separate and Consolidated Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*, allow an entity to determine the 'cost' of investments in subsidiaries, jointly controlled entities or associates in its opening PFRS financial statements in accordance with PAS 27 or using a deemed cost method. The amendment to PAS 27 required all dividends from a subsidiary, jointly controlled entity or associate to be recognized in the income statement in the separate financial statement. The revision to PAS 27 was applied prospectively. The new requirement does not have an impact on the Group's consolidated financial statements.

- PFRS 8, *Operating Segments*, replaced PAS 14, *Segment Reporting*, upon its effective date. The Group concluded that the operating segment determined in accordance with PFRS 8 are the same as the business segment previously identified under PAS 14.

The following new and amended PFRS and Philippine Interpretations did not have a significant impact on the Group's consolidated financial statements:

- Amendment to PFRS 2, *Share-based Payment - Vesting Conditions and Cancellations*, clarifies the definition of vesting conditions and prescribes the treatment for an award that is cancelled.

- PAS 32, *Financial Instruments: Presentation* and Amendment to PAS, allows a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specified criteria.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives* and Amendments to PAS 39, *Financial Instruments: Recognition and Measurement*, requires an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss (FVPL) category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. PAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at FVPL.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*, requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted.

- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*, provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

- Philippine Interpretation IFRIC 18, *Transfers of Assets from Customers*, provides guidance on how to account for items of property, plant and equipment received from customers or cash that is received and used to acquire or construct assets that are used to connect the customer to a network or to provide ongoing access to a supply of goods or services or both. When the transferred item meets the definition of an asset, the asset is measured at fair value on initial recognition as part of an exchange transaction. The service(s) delivered are identified and the consideration received (the fair value of the asset) allocated to each identifiable service. Revenue is recognized as each service is delivered by the entity.

Improvements to PFRSs
In 2008 and 2009, the International Accounting Standards Board issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. Adoption of the following improvements to standards did not have any material impact on the Group's consolidated financial statements:

- PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, specifies when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

- PAS 1 clarifies assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

- Amendment to PAS 16, *Property, Plant and Equipment*, replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, and PAS 36, *Impairment of Asset*. It also clarifies that items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

- PAS 19, *Employee Benefits*, revises the definition of 'past service costs' to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. It also revises the definition of 'return on plan assets' to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. It also revises the definition of 'short-term' and 'other long-term' employee benefits to focus on the point in time at which the liability is due to be settled. It also deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, *Provisions, Contingent Liabilities and Contingent Assets*.

- PAS 20, *Accounting for Government Grants and Disclosures of Government Assistance*, clarifies that loans granted with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as a government grant.

- PAS 23 revises the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest rate method. This revised standard disallows the alternative treatment of borrowing costs, which permits the recognition of borrowing costs as expense.

- PAS 28, *Investment in Associates*, clarifies that if an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. It also defines an investment in an associate as a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

- PAS 29, *Financial Reporting in Hyperinflationary Economies*, revises the reference to the exception that assets and liabilities should be measured at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list.

- PAS 31, *Interest in Joint Ventures*, clarifies that if a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

- PAS 36 provides that, when discounted cash flows are used to estimate 'fair value less cost to sell', additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate 'value-in-use'.

- PAS 38, *Intangible Assets*, provides that, expenditure on advertising and promotional activities is to be recognized as an expense when the Company either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. It also deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

- PAS 39 provides changes in circumstances relating to derivatives - specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications. It also clarifies when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of
  PFRS 4, *Insurance Contracts*, such is a change in circumstance, not a reclassification. It further removes the reference to a 'segment' when determining whether an instrument qualifies as a hedge. It requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

- PAS 40, *Investment Properties*, revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

- PAS 41, *Agriculture*, removes the reference to the use of a pretax discount rate to determine fair value, thereby allowing use of either a pretax or post-tax discount rate depending on the valuation methodology used and removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Instead, cash flows that are expected to be generated in the 'most relevant market' are taken into account.

- PAS 18, *Revenue*, specifies no transitional provisions, the amendment issued in 2009 is effective immediately and retrospectively. The amendment adds guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity: (a) has primary responsibility for providing the goods or services; (b) has inventory risk; (c) has discretion in establishing prices; and (d) bears the credit risk. The Group has assessed its revenue arrangements against these criteria and concluded that it is acting as principal in all arrangements. The revenue recognition policy has been updated accordingly.

<u>Future Changes in Accounting Policies</u>
The following standards and interpretations will become effective subsequent to year 2009. The Group does not expect the adoption of the applicable new and amended PFRS and Philippine Interpretations to have a significant impact on the Group's consolidated financial statements.

Effective in 2010

- Philippine Interpretation IFRIC 17, *Distributions of Non-Cash Assets to Owners*, provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability. The Company does not expect the Interpretation to have an impact on the financial statements as the Company has not made non-cash distributions to shareholders in the past.

- Revised PFRS 3, *Business Combinations (Revised)* and PAS 27, *Consolidated and Separate Financial Statements (Amended)*, introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by the revised PFRS 3 must be applied prospectively and PAS 27 must be applied retrospectively with few exceptions.

- PAS 39, *Financial Instruments: Recognition and Measurement - Eligible Hedged Items*, addresses only the designation of a one-sided risk in a hedged item and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

- PFRS 2, *Share-based Payments - Group Cash-settled Share-based Payment Transactions*, clarifies the scope and the accounting for group cash-settled share-based payment transactions. The Company has concluded that the amendment will have no impact on the financial position or performance of the Company as the Company has not entered into any such share-based payment transactions.

- Philippine Interpretation IFRIC 19, *Extinguishing Financial Liabilities with Equity Instruments*, provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. These transactions are often referred to as debt for equity swaps.

Improvements to PFRS

- PFRS 2, *Share-based Payment*, clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of PFRS 3, *Business Combinations* (Revised).

- PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs only apply if specifically required for such non-current assets or discontinued operations.

- PFRS 8, *Operating Segments*, clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

- Improvements to PAS 1, *Presentation of Financial Statements*, clarifies that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

- Improvements to PAS 7, *Statement of Cash Flows*, explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

- PAS 17, *Leases*, removes the specific guidance on classifying land as a lease. Prior to the amendment, leases of land were classified as operating leases. The amendment now requires that leases of land are classified as either 'finance' or 'operating' in accordance with the general principles of PAS 17. The amendments will be applied retrospectively.

- PAS 36, *Impairment of Assets*, clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in PFRS 8 before aggregation for reporting purposes.

- PAS 38, *Intangible Assets*, clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. This also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives*, clarifies that it does not apply to possible reassessment at the date of acquisition, to embedded derivatives in contracts acquired in a business combination between entities or businesses under common control or the formation of joint venture.

Effective in 2011

- Philippine Interpretation IFRIC 16, *Hedge of a Net Investment in a Foreign Operation*, states that in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge are satisfied.

Effective in 2012

- Philippine Interpretation IFRIC 15, *Agreement for Construction of Real Estate*, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

Effective in 2013

- PFRS 9, *Financial Instruments*, specifies how an entity should classify and measure financial assets, including some hybrid contracts. It applies a consistent approach to classifying financial assets and replace the numerous categories of financial assets in PAS 39, each of which had its own classification criteria. This also results in one impairment method.

The Group continues to assess the impact of the above new and amended accounting standards and interpretations effective subsequent to 2009 on its consolidated financial statements in the period of initial application. Additional disclosures required by these amendments will be included in the consolidated financial statements when these amendments are adopted.

Investments in Associates

Associates are entities which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of comprehensive income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets. The share is included principally in the "Receivables", "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets. Any liabilities incurred jointly with the other venturers are recognized under "Accounts with Partners" in the consolidated balance sheets. Related revenues and expenses are recognized in the consolidated statements of comprehensive income.

Business Combination and Goodwill

Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets and liabilities of the acquired business initially at fair value. If the acquirer's interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree's identifiable assets and liabilities and the measurement of the cost of the combination; and (b) recognize immediately in profit or loss any excess remaining after that reassessment.

When a business combination involves more than one exchange transaction, each exchange transaction shall be treated separately using the cost of the transaction and fair value information at the date of each exchange transaction to determine the amount of any goodwill associated with that transaction. This results in a step-by-step comparison of the cost of the individual investments with the Group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at each exchange transaction. The fair values of the acquiree's identifiable assets, liabilities and contingent liabilities may be different at the date of each exchange transaction. Any adjustments to those fair values relating to previously held interests of the Group is a revaluation to be accounted for as such and presented separately as part of equity.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share in the net identifiable assets of the acquired subsidiary or associate at the date of acquisition.

Goodwill on acquisitions of subsidiaries is recognized separately as a noncurrent asset. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (CGU) or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU or group of CGUs is less than the carrying amount of the CGU or group of CGUs to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its impairment test of goodwill on an annual basis.

Cash and Cash Equivalents
Cash consists of cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of up to three months or less from dates of acquisition and are subject to an insignificant risk of change in value.

Financial Instruments
Date of recognition
The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments
Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at FVPL, includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories:
financial assets at FVPL, held-to-maturity (HTM) investments, AFS financial assets, and loans and receivables, as appropriate. Financial liabilities are classified as either financial liabilities at FVPL or other financial liabilities, as appropriate. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at each balance sheet date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

As of December 31, 2009 and 2008, the Group has no financial assets classified as HTM investments, and financial assets and financial liabilities at FVPL.

Determination of fair value
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day 1 Profit
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit) in the consolidated statement of comprehensive income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of comprehensive income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Embedded derivatives
An embedded derivative is separated from the host financial or nonfinancial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized as at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of comprehensive income.

The Group has no embedded derivatives as of December 31, 2009 and 2008.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. Gains and losses are recognized in the consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

As of March 31, 2010 and December 31, 2009, the Group's loans and receivables consist of cash and cash equivalents and receivables.

AFS financial assets
AFS financial assets are non-derivative financial assets that are designated as AFS financial assets or are not classified in any of the three other categories. The Group designates financial instruments as AFS financial assets if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity as "Net unrealized loss on decline in value of AFS financial assets".

When the financial asset is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of comprehensive income. Interest earned on the investments is reported as 'Interest income' using the effective interest method. Dividends earned on investments are recognized in the consolidated statement of comprehensive income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

As of March 31, 2010 and December 31, 2009, the Group classifies its investments in shares of stocks as AFS financial assets.

Other financial liabilities
Other financial liabilities are initially recorded at fair value. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

As of March 31, 2010 and December 31, 2009, the Group classifies its loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable as other financial liabilities.

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of Financial Assets

The Group assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Loans and receivables

If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of comprehensive income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, the asset is included in the group of financial assets with similar credit risk and characteristics, and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of comprehensive income, to the extent that the carrying value of the asset does not exceed what its amortized cost could have been had there been no impairment at the reversal date.

In relation to receivable, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through the use of an allowance account. Impaired receivables are derecognized when they are assessed as uncollectible.

Financial assets carried at cost

If there is objective evidence of impairment on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return of a similar financial asset.

AFS financial assets
For AFS financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS financial assets, this would include a significant or prolonged decline in the fair value of the investments below its cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income, is removed from equity and recognized in the consolidated statement of comprehensive income.

Impairment losses on equity investments are not reversed through the consolidated statement of comprehensive income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of "Interest income" in the consolidated statement of comprehensive income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of comprehensive income, the impairment loss is reversed through the consolidated statement of comprehensive income.

<u>Derecognition of Financial Assets and Financial Liabilities</u>
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities
A financial liability is derecognized when the obligation under the liability was discharged, cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

Crude Oil Inventory
Crude oil inventory is carried at market value.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization, and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

When assets are retired or otherwise disposed of, the cost and related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of comprehensive income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proven reserves. The depletion base includes the exploration and development cost of producing oilfields.

Depreciation of property and equipment, other than wells, platforms and other facilities, is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

Depreciation and amortization of an item of property and equipment begins when it becomes available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation or amortization ceases at the earlier of the date that the item is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, and the date the asset is derecognized.

Wells in progress pertains to those development costs relating to Service Contract (SC) where oil in commercial quantities are discovered and are subsequently reclassified to "Wells, platforms and other facilities" shown under "Property and equipment" account in the consolidated balance sheet upon commercial production. Depletion of wells in progress commences upon transfer to property and equipment.

The assets' useful lives, and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Deferred Oil Exploration Costs

The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/Geophysical Survey and Exploration Contract (GSEC) area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the consolidated balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Nonfinancial Assets

The Group assesses at each balance sheet date whether there is an indication that noncurrent nonfinancial assets, which include property and equipment, investments in associates, deferred oil exploration costs and other noncurrent assets may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of comprehensive income in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of accumulated depletion, depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Capital Stock
Capital stock is measured at par value for all shares issued. When the Group issues more than one class of stock, a separate account is maintained for each class of stock and the number of shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration is recognized in paid-in capital in excess of par.

Retained Earnings (Deficit)
Retained earnings (deficit) represent the cumulative balance of net income (loss), dividend distributions, prior period adjustments, effects of changes in accounting policy and other capital adjustments.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Petroleum revenue
Revenue from petroleum operations is recognized as income at the time of production.

Rental income
Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income
Interest income is recognized as the interest accrues taking into account the effective yield on the asset.

Dividend income
Dividend income is recognized when the right to receive the payment is established.

Costs and Expenses Recognition
Costs and expenses are recognized in profit or loss when a decrease in future economic benefit related to a decrease in an asset or an increase of a liability has arisen that can be measured reliably. Costs and expenses are recognized in the consolidated statement of comprehensive income in the period in which they are incurred.

Borrowing Costs
Borrowing costs generally are recognized as expense in the consolidated statement of comprehensive income when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in

progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Retirement Benefits Costs

Retirement benefits costs are actuarially determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Upon introduction of a new plan or improvement of an existing plan, past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service cost is immediately expensed. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the present value of defined benefits obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Retirement benefits liability is the aggregate of the present value of the defined benefits obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. If there is no change or there is an increase in the present value of economic benefits, the entire net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the asset is measured with the aggregate of cumulative unrecognized net actuarial losses and past service cost at the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or there is a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date whether the fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a) there is a change in contractual terms, other than a renewal or extension of the arrangement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

(c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or
(d) there is a substantial change to the asset.

(e) Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease income are recognized in the consolidated statement of comprehensive income on a straight line basis over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred tax

Deferred tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, and carryforward benefits of unused tax credits from excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) [excess MCIT], and unused tax losses from net operating loss carryover (NOLCO), to the extent that it is probable that sufficient future taxable profits will be available against which the deductible temporary differences, excess MCIT and NOLCO can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that sufficient future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions and Contingencies

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Basic/Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares issued and outstanding during the year after giving retroactive effect to stock dividends declared and stock rights exercised during the year, if any.

Diluted earnings per share is computed by dividing net income for the year (after deducting interest on convertible preferred shares) by the weighted average number of shares issued and outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all dilutive potential common shares into common shares.

As of December 31, 2008, the Group has potential dilutive common shares from its stock rights offering and no potential dilutive common shares in 2009 and 2007.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are translated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of comprehensive income.

Segment Reporting

Currently, the Group has only one business segment. The Group is primarily involved in oil exploration and production. Revenue generated consists mainly of revenue from petroleum operations. The Group has no geographical segments.

Management monitors the operating results of its business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating income or loss in the consolidated financial statements. Group financing, excluding interest income and expense, and income taxes are managed on a group basis and are not allocated to operating segments.

Events After the Balance Sheet Date

Events after the balance sheet date that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Events after the balance sheet date that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

RECEIVED
2019 JUL 19 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)


OCT 0 7 2009
49

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 October 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683**   3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office   Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of September 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

September 30, 2009

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,346***
Number of Shareholders owning at least one (1) Board lot each	**7,097**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of September 30, 2009	**₱ 0.016**
Shares per Board Lot	**100,000**


FIDELITY

STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-08-07
E-mail: fsti@compass.com.ph

JCS/DGM-09-443

October 02, 2009

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of September 30, 2009, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.589%)	3,050,600,041

	Date
Transaction (settlement) last Processed by PCD	July 21, 2009
Last transaction (DT) processed by FSTI	September 30, 2009

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operations

/dgm

RECEIVED
2010 JUL 19 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number *38683*
File Number ______

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

______
Amendment Designation (If applicable)

______
Period Ended Date

______
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 November 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of October 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

October 31, 2009

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,339***
Number of Shareholders owning at least one (1) Board lot each	**7,088**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each

Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of October 31, 2009	**₱ 0.016**
Shares per Board Lot	**100,000**

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-09-481

November 03, 2009

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of October 31, 2009, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.596%)	3,062,578,591

	Date
Transaction (settlement) last Processed by PCD	October 27, 2009
Last transaction (DT) processed by FSTI	October 28, 2009

Thank you.

Very truly yours,



JENNY C. SERAFICA
Consultant for Operations

/dgm



112072009000537



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Darwin San Jose
Receiving Branch : SEC Head Office
Receipt Date and Time : December 07, 2009 02:59:53 PM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	112072009000537
Document Type	17-C (FORM 11-C:CURRENT DISCL/RPT)
Document Code	17-C
Period Covered	December 07, 2009
No. of Days Late	0
Department	CFD
Remarks	

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **07 December 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of November 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

November 30, 2009

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,324***
Number of Shareholders owning at least one (1) Board lot each	**7,074**

***Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares**

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of November 30, 2009	**₱ 0.015**
Shares per Board Lot	**100,000**


FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg.,Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1600
Tel. No. 634-04-01 Fax. No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-09-515

December 03, 2009

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of November 30, 2009, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.600%)	3,071,261,491

	Date
Last transaction processed by FSTI	November 26, 2009

Thank you.

Very truly yours,



JENNY C. SERAFICA
Consultant for Operations

/dgm



101082010000406



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page

The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : January 08, 2010 11:29:12 AM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	101082010000406
Document Type	17-C (FORM 11-C:CURRENT DISCL/RPT)
Document Code	17-C
Period Covered	January 07, 2010
No. of Days Late	0
Department	CFD
Remarks	

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **07 January 2010**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

December 31, 2009

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,320***
Number of Shareholders owning at least one (1) Board lot each	**7,070**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of December 31, 2009	**₱ 0.015**
Shares per Board Lot	**100,000**



FIDELITY STOCK TRANSFERS, INC.

Ground Floor, Philex Bldg.,Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 160
Tel. No. 634-04-01 Fax. No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-10-008

January 06, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of December 31, 2009, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.579%)	3,030,783,482

	Date
Last transaction processed by FSTI	December 22, 2009

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

/dgm

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 February 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

   6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of January 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

January 31, 2010

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,316***
Number of Shareholders owning at least one (1) Board lot each	**7,065**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of January 31, 2010	**₱ 0.014**
Shares per Board Lot	**100,000**


FIDELITY
STOCK TRANSFERS, INC.

Ground Floor, Philex Bldg.,Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1600
Tel. No. 634-04-01 Fax. No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-10-063

February 03, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of January 31, 2010, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.556%)	2,986,183,482
	Date
Last transaction processed by FSTI	January 29, 2010

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

/dgm

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 March 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of February 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

February 28, 2010

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,315***
Number of Shareholders owning at least one (1) Board lot each	**7,064**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of February 28, 2010	**₱ 0.013**
Shares per Board Lot	**100,000**

FIDELITY STOCK TRANSFERS, INC
Ground Floor, Philex Bldg., Philex Mining Co.
No. 27 Brixton cor. Fontane Sts., Pasig City
Tel. No. 634-64-01 Fax No. 635-91-25
E-mail: fsti@compass.com.ph

JCS/DGM-10-118

March 03, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of February 28, 2010, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.557%)	2,988,983,482

	Date
Last transaction processed by FSTI	February 26, 2010

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

/dgm

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)


Central Receiving and Records Division
APR 07 2010

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **07 April 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

March 31, 2010

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,303***
Number of Shareholders owning at least one (1) Board lot each	**7,051**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of March 31, 2010	**₱ 0.013**
Shares per Board Lot	**100,000**

FIDELITY
STOCK TRANSFERS, INC.

JCS/DGM-10-164

April 06, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of March 31, 2010, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.558%)	2,990,083,482

	Date
Last transaction processed by FSTI	March 29, 2010

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

/dgm

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

12	31	SEC FORM 17-C		
Month	*Day*	**FORM TYPE**	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320	P0.00	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION


HRAD
MAY 0 6 2010

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 May 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of April 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

April 30, 2010

Number of Issued and Outstanding Shares	191,868,805,358
Number of Stockholders	9,303*
Number of Shareholders owning at least one (1) Board lot each	7,050

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	₱0.011 to 0.025
Market Price as of April 30, 2010	₱ 0.014
Shares per Board Lot	100,000

FIDELITY
STOCK TRANSFERS, INC.

JCS/DGM-10-206

May 05, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of April 30, 2010, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.542%)	2,958,783,482

	Date
Last transaction processed by FSTI	April 30, 2010

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

/dgm

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias	631-8151
Contact Person	Company Telephone Number

12	31	SEC FORM 17-C		
Month	*Day*	**FORM TYPE**	*Month*	*Day*
			Annual Meeting	

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320	P0.00	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION


HRAD
Central Receiving and Records Division
JUN 04 2010
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 June 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of May 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

May 31, 2010

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,299***
Number of Shareholders owning at least one (1) Board lot each	**7,045**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of May 31, 2010	**₱ 0.013**
Shares per Board Lot	**100,000**


FIDELITY
STOCK TRANSFERS, INC.

Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-08-97
E-mail: fsti@compass.com.ph

JCS/DGM-10-245

June 03, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of May 31, 2010, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.524%)	2,925,058,638

	Date
Last transaction processed by FSTI	May 31, 2010

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

/dgm

COVER SHEET

38683

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

12 31

Month *Day*

SEC FORM 17-C

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes


HRAD
Central Receiving and Records Division
JUL 06 2010
4
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 July 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

Number of Shareholders Owning at Least One (1) Board Lot

June 30, 2010

Number of Issued and Outstanding Shares	**191,868,805,358**
Number of Stockholders	**9,291***
Number of Shareholders owning at least one (1) Board lot each	**7,037**

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

Computation of the Number of Shareholders owning at least one (1) Board lot each	
Price Range (per PSE)	**₱0.011 to 0.025**
Market Price as of June 30, 2010	**₱ 0.013**
Shares per Board Lot	**100,000**

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-10-288

July 05, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of June 30, 2010, to wit:

	Shares
Total Outstanding	191,868,805,358
Foreign Ownership Limit (40%)	76,747,522,143
Actual Foreign Ownership (1.528%)	2,933,557,838

	Date
Last transaction processed by FSTI	June 28, 2010

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

/dgm


111122009000145



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : November 12, 2009 11:02:13 AM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	111122009000145
Document Type	17-C (FORM 11-C:CURRENT DISCL/RPT)
Document Code	17-C
Period Covered	November 11, 2009
No. of Days Late	0
Department	CFD
Remarks	

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **11 November 2009**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of The Philodrill Corporation (the "Company") held today, 11 November 2009, the Board approved the following:

1. That, in view of the Company's receipt of revenues from the Galoc Project and considering recent calamities and prevailing economic conditions, the 50% balance on subscriptions to the Company's 2009 Stock Rights Offering (SRO) shall be called for payment by the Board of Directors no later than December 31, 2010, instead of December 31, 2009.

2. That notices to this effect shall be submitted to the Philippine Stock Exchange and the Securities and Exchange Commission and further published in a newspaper of general circulation in the Philippines.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

RECEIVED
2010 JUL 19 P 12:[illegible]
[illegible]

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **14 December 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation purchased 122,000 shares of Atlas Consolidated Mining & Development Corporation at P8.90 per share last December 11, 2009 at the Philippine Stock Exchange.

Philodrill and Atlas have some common directors and share a common major shareholder group.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary



112232009000298



SECURITIES AND EXCHANGE COMMISSION

SECBuilding,EDSA,Greenhills,MandaluyongCity,MetroManila,Philippines
Tel:(632)726-0931 to 39 Fax:(632)725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Dharril Curañes
Receiving Branch : SEC Head Office
Receipt Date and Time : December 23, 2009 03:28:14 PM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	112232009000298
Document Type	17-C (FORM 11-C:CURRENT DISCL/RPT)
Document Code	17-C
Period Covered	December 22, 2009
No. of Days Late	0
Department	CFD
Remarks	

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **22 December 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

   6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation purchased 38,000 shares at P9.10 per share last December 17, 2009, 18,000 shares at P9.10 per share last December 18, 2009 and 66,000 shares at P9.100 per share and 18,000 share at P9.20 per share last December 21, 2009 of Atlas Consolidated Mining & Development Corporation at the Philippine Stock Exchange.

Philodrill and Atlas have some common directors and share a common major shareholder group.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary



112182009000211



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : December 18, 2009 10:56:04 AM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	112182009000211
Document Type	17-C (FORM 11-C:CURRENT DISCL/RPT)
Document Code	17-C
Period Covered	December 17, 2009
No. of Days Late	0
Department	CFD
Remarks	

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **17 December 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation purchased 34,000 shares at P8.90 per share last December 14, 2009, 65,000 shares at P9.10 per share and 5,000 shares at P9.20 per share last December 15, 2009 and 50,000 share at P9.10 per share last December 16, 2009 of Atlas Consolidated Mining & Development Corporation at the Philippine Stock Exchange.

Philodrill and Atlas have some common directors and share a common major shareholder group.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

RECEIVED
2010 JUL 19 P 12: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **23 December 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation purchased 73,000 shares of Atlas Consolidated Mining & Development Corporation at P9.10 per share last December 22, 2009 at the Philippine Stock Exchange.

Philodrill and Atlas have some common directors and share a common major shareholder group.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary



101052010000195



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : January 05, 2010 11:16:31 AM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	101052010000195
Document Type	17-C (FORM 11-C:CURRENT DISCL/RPT)
Document Code	17-C
Period Covered	January 04, 2010
No. of Days Late	0
Department	CFD
Remarks	

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 January 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation purchased 28,000 shares at P8.90 per share, 42,000 shares at P9.00 per share and 2,000 shares at P9.10 per share last December 23, 2009 and 68,000 shares at P9.10 per share last December 29, 2009 of Atlas Consolidated Mining & Development Corporation at the Philippine Stock Exchange.

Philodrill and Atlas have some common directors and share a common major shareholder group.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary



101062010000287



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : January 06, 2010 11:17:16 AM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	101062010000287
Document Type	17-C (FORM 11-C:CURRENT DISCL/RPT)
Document Code	17-C
Period Covered	January 05, 2010
No. of Days Late	0
Department	CFD
Remarks	

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 17 – C

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 January 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We hereby submit the Quarterly Progress Report on the application of the proceeds from the stock rights offering for the quarter ended December 31, 2009 as follows:

CASH FLOW	OCT	NOV	DEC	TOTAL
BEGINNING BALANCE	8,490,657.38	9,206,855.44	9,231,855.44	8,490,657.38
COLLECTION OF SUBSCRIPTIONS	716,198.06	25,000.00	242,753.12	983,951.18
NET INTEREST EARNED			13,543.48	13,543.48
USE OF PROCEEDS:				
Payment of Loans				
Operating expenses (Galoc/Nido/Matinloc)				
Exp related to SRO				
Refund to stockholders				
ENDING BALANCE	9,206,855.44	9,231,855.44	9,488,152.04	9,488,152.04

USES OF SRO FUNDS	PROJECTS/ BEGINNING BALANCE SEPT 30, 2009	AMOUNT UTILIZED FOURTH QUARTER	TOTAL AS OF DEC 31, 2009	TOTAL ALLOCATION BASED ON PROSPECTUS 1ST 25% AND 2ND 25%	AMOUNT OF ALLOCATION BUT NOT YET UTILIZED
LOANS					
MBTC	30,906,720.52	-	30,906,720.52		
UCPB	69,444,861.11	-	69,444,861.11		
Loans arranged by Penta	30,216,481.04	-	30,216,481.04		
Sub-total	130,568,062.67	-	130,568,062.67	137,716,299.00	7,148,236.33
OPERATING EXPENSES:					
Galoc	41,334,839.00	-	41,334,839.00	41,334,839.00	-
Nido/Matinloc	11,011,434.00	-	11,011,434.00	11,011,434.00	-
EXP RELATED TO SRO	5,000,000.00	-	5,000,000.00	5,000,000.00	-
TOTALS	187,914,335.67	-	187,914,335.67	195,062,572.00	7,148,236.33

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

RECEIVED
2010 JUL 19 P 12:17
OFFICE OF ... CORPORATE ...

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **11 January 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES** 6. _______ (SEC Use Only)
   Province, country or other jurisdiction of incorporation — Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Attached is the certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

CERTIFICATION

Pursuant to the provisions of our Corporate Governance Manual required under Securities and Exchange Commission Memorandum Circular No. 2 dated April 05, 2002, I hereby certify that:

1. Compliance with SEC Memorandum Circular No. 2 dated April 5, 2002, as well as all relevant Circulars on Corporate Governance have been monitored;

2. The Philodrill Corporation, its directors, officers and employees complied with all the leading practices and principles on good corporate governance as embodied in the company's Manual;

3. All members of the Board of Directors, as well as Senior Management officers, completed and were duly certified to have attended a 2-day special seminar on Corporate Governance on July 21-24, 2003 at 9th Flr., Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City on Corporate Governance and Risk Management conducted by the De La Salle University, Professional Schools, Inc., Graduate School of Business;

4. The following are the incumbent directors and the dates of his/her election and assumption into office:

Name	Date of Election/Assumption into Office
Alfredo C. Ramos	1992 to present
Augusto B. Sunico	1984 to present
Presentacion S. Ramos	1997 to present
Christopher M. Gotanco	2005 to present
Adrian S. Ramos	2006 to present
Francisco A. Navarro	2006 to present
Marciano A. Padilla	2009 to present
Honorio A. Poblador III	1992 to present
Nicasio I. Alcantara	1991 to present



ADRIAN S. ARIAS
Corporate Secretary

Attested:



ALFREDO C. RAMOS
President

SUBSCRIBED AND SWORN to before me this _____ day of January 2010 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 14991769 issued on January 4, 2010 at Mandaluyong City.


ATTY. DELFIN R. MACADILI JR.
NOTARY PUBLIC
PTR NO. 9236238, 01/7/2010 MLA.

Doc. No. 11;
Page No. 2;
Book No. 4;
Series of 2010.

RECEIVED
2010 JUL 19 P 12: 17

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **08 February 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that The Philodrill Corporation (the "Company") has today paid an amount of ₱7,148,236.33 as payment of loans out of the 2nd 25% Subscription Rights Offer (SRO) Proceeds. Total payments as of today out of the initial 25% and 2nd 25% SRO proceeds are summarized below:

	Total amount paid as of	Amount paid today	Total amount paid as of	Amount per Registration	Amount per Registration	Total
	Dec 31, 2009	Feb 08, 2010	Feb 08, 2010	Stmnt-Use of Proceeds	Stmnt-Use of Proceeds	Use of proceeds
				initial 25%	2nd 25%	1st 25% & 2nd 25%
Loans						
MBTC	30,906,720.52		30,906,720.52			
UCPB	69,444,861.11		69,444,861.11			
Loans arranged by Penta	30,216,481.04		30,216,481.04			
National Book Store		7,148,236.33	7,148,236.33			
sub-total	130,568,062.67		137,716,299.00	76,724,515.00	60,991,784.00	137,716,299.00
Operating expenses						
Galoc	41,334,839.00		41,334,839.00	14,568,105.00	26,766,734.00	41,334,839.00
Nido/Matinloc	11,011,434.00		11,011,434.00		11,011,434.00	11,011,434.00
Expenses related to Stock Rights Offer	5,000,000.00		5,000,000.00	5,000,000.00	-	5,000,000.00
	187,914,335.67	7,148,236.33	195,062,572.00	96,292,620.00	98,769,952.00	195,062,572.00

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **17 February 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 17 February 2010, the Board has approved the scheduling of the Company's **Annual Stockholders' Meeting** ("ASM") on **16 June 2010, Wednesday, 3:00 p.m.** By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and vote at said Meeting, is **24 March 2010**.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

RECEIVED
2010 JUL 19 P 12:17

SEC Number ***38683***
File Number ____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **19 February 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith a certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE).

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary



Republic of the Philippines
DEPARTMENT OF ENERGY

CERTIFICATION

TO WHOM THIS MAY CONCERN:

This is to certify that **The Philodrill Corporation**, a company organized and existing under the laws of the Republic of the Philippines, is a member of the following valid and subsisting Petroleum Service Contracts (SC), either in its capacity as operator or consortium member:

Service Contract 6	
Cadlao Production Area	Carried Interest Party
Block A - Octon	Operator
Block B - Bonita	Operator
Service Contract 14	
Block A - Nido Production Area	Operator
Block B - Matinloc Production Area	Operator
Block B1 - North Matinloc Production Area	Operator
Block C1 - Galoc Production Area	Consortium Member
Block C2 - West Linapan	Consortium Member
Block D - Retention Area	Operator
Tara Block	Consortium Member
Service Contract 41 - Sulu Sea	Consortium Member
Service Contract 53 - Onshore Mindoro	Consortium Member

This Certification is being issued to The Philodrill Corporation for whatever legal purpose it may serve.

February 1, 2010, Fort Bonifacio, Taguig City, Metro Manila



ALICIA N. REYES
OIC-Director
Energy Resource Development Bureau



IUO:GHA:TMC:ECD:mag

RECEIVED
2010 JUL 19 P 12:17

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **24 March 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office / Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

At the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 24 March 2010;

(1) the Board approved the re-scheduling of the Company's Annual Stockholders' Meeting from 16 June 2010 to **23 June 2010, Wednesday, 2:30 p.m.** at **Palawan Room, Edsa Shangri-la Manila,** 1 Garden Way, Ortigas Center, Mandaluyong City. The Record Date for the meeting remains the same, March 24, 2010; and

(2) the Board approved in principle the declaration of a 2% cash dividend equivalent to P0.0002 per share or an aggregate value of P38,373,761.00, subject to finalization of the Company's 2009 Audited Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

RECEIVED
2010 JUL 19 P 12:17

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **26 March 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We are submitting herewith one (1) pc. CD-ROM List of Stockholders as of March 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

RECEIVED
2010 JUL 19 P 12:17

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 17 – C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION



SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 April 2010**
Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
Address of principal office / Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
Registrant's telephone number, including area code

9. **N.A.**
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We hereby submit the Quarterly Progress Report on the application of the proceeds from the stock rights offering for the quarter ended March 31, 2010 as follows:

CASH FLOW	JAN	FEB	MAR	TOTAL
BEGINNING BALANCE	9,488,152.04	11,050,137.19	4,529,125.09	9,488,152.04
COLLECTION OF SUBSCRIPTIONS	1,561,985.15	1,153,475.74	1,148,668.82	3,864,129.71
NET INTEREST EARNED		49,391.40		49,391.40
TRANSFER OF INTEREST EARNED		(575,642.91)		(575,642.91)
USE OF PROCEEDS:				
Payment of Loans		(7,148,236.33)		(7,148,236.33)
Operating expenses (Galoc/Nido/Matinloc)				
Exp related to SRO				
Refund to stockholders				
ENDING BALANCE	11,050,137.19	4,529,125.09	5,677,793.91	5,677,793.91

USES OF SRO FUNDS	PROJECTS/ BEGINNING BALANCE DEC 31, 2009	AMOUNT UTILIZED FIRST QUARTER	TOTAL AS OF MAR 31, 2010	TOTAL ALLOCATION BASED ON PROSPECTUS 1ST 25% AND 2ND 25%	AMOUNT OF ALLOCATION BUT NOT YET UTILIZED
LOANS					
MBTC	30,906,720.52		30,906,720.52		
UCPB	69,444,861.11		69,444,861.11		
Loans arranged by Penta	30,216,481.04		30,216,481.04		
National Book Store		7,148,236.33	7,148,236.33		
Sub-total	130,568,062.67	7,148,236.33	137,716,299.00	137,716,299.00	-
OPERATING EXPENSES:					
Galoc	41,334,839.00		41,334,839.00	41,334,839.00	-
Nido/Matinloc	11,011,434.00		11,011,434.00	11,011,434.00	-
EXP RELATED TO SRO	5,000,000.00		5,000,000.00	5,000,000.00	-
TOTALS	187,914,335.67	7,148,236.33	195,062,572.00	195,062,572.00	-

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION

By:



ADRIAN S. ARIAS
Corporate Secretary

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

1 2 — *Month*

3 1 — *Day*

SEC FORM 17-C

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320

Total No. of Stockholders

P0.00

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

RECEIVED 2000 JUL 19 P 12:17

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION



Central Receiving and Records Division
APR 29 2010
15
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **28 April 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Board Meeting of The Philodrill Corporation (the "Company") held today, 28 April 2010, the Board passed and approved resolutions authorizing the declaration of cash dividend equivalent to P0.0002 per share, or an aggregate of P38.37 Million, in favor of stockholders of record as of **14 May 2010,** payable on **09 June 2010.**

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

1 2	3 1
Month	Day

SEC FORM 17-C

FORM TYPE

Month Day

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

9299

Total No. of Stockholders

Total Amount of Borrowings

P0.00	
Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER


HRAD
Central Receiving and Records Division
JUN 24 2010
33
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

1. **23 June 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held today, 23 June 20109, 2:30 p.m. at Palawan Room, EDSA Shangri-la Manila, #1 Garden Way, Ortigas Center, Mandaluyong City, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2011:

ALFREDO C. RAMOS	ADRIAN S. RAMOS
PRESENTACION S. RAMOS	MARCIANO A. PADILLA
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA*
FRANCISCO A. NAVARRO	HONORIO A. POBLADOR III*
CHRISTOPHER M. GOTANCO	

Messrs. Alcantara and Poblador are the Company's Independent Directors

At the Organizational Meeting of the Board of Directors of the Company held on 23 June 2010 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
FRANCISCO A. NAVARRO	Executive Vice President
REYNALDO E. NAZAREA	Treasurer and Vice President for Administration
ALESSANDRO O. SALES	Vice President for Exploration & Production
ADRIAN S. ARIAS	Corporate Secretary

Nomination Committee

Members : NICASIO I. ALCANTARA, Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
CHRISTOPHER M. GOTANCO, Director, Member
REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member

Compensation & Remuneration Committee

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
AUGUSTO B. SUNICO, Director, Member
ADRIAN S. RAMOS, Director, Member

Audit Committee

Members	:	HONORIO A. POBLADOR III, Independent Director, Chairman NICASIO I. ALCANTARA, Independent Director, Member CHRISTOPHER M. GOTANCO, Director, Member ADRIAN S. RAMOS, Director, Member

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance	:	ADRIAN S. ARIAS
Internal Auditor	:	VIOLETA B. DE LEON

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

COVER SHEET

3	8	6	8	3					

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum

Building, 125 Pioneer Street

Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

12 31

Month *Day*

SEC FORM 17-C

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320

Total No. of Stockholders

P0.00

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes


JUL 06 2010
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 July 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding
Total Shares	191,868,805,358
Loans Payable	-0-

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

We hereby submit the Quarterly Progress Report on the application of the proceeds from the stock rights offering for the quarter ended June 30, 2010 as follows:

CASH FLOW	APR	MAY	JUN	TOTAL
BEGINNING BALANCE	5,677,793.91	5,683,825.23	5,784,040.05	5,677,793.91
COLLECTION OF SUBSCRIPTIONS	6,031.32	100,214.82	12,500.00	118,746.14
NET INTEREST EARNED			64,644.32	64,644.32
TRANSFER OF INTEREST EARNED				
USE OF PROCEEDS:				
Payment of Loans				
Operating expenses (Galoc/Nido/Matinloc)				
Exp related to SRO				
Refund to stockholders				
ENDING BALANCE	5,683,825.23	5,784,040.05	5,861,184.37	5,861,184.37

USES OF SRO FUNDS	PROJECTS/ BEGINNING BALANCE MAR 31, 2010	AMOUNT UTILIZED SECOND QUARTER	TOTAL AS OF JUN 30, 2010	TOTAL ALLOCATION BASED ON PROSPECTUS 1ST 25% AND 2ND 25%	AMOUNT OF ALLOCATION BUT NOT YET UTILIZED
LOANS					
MBTC	30,906,720.52		30,906,720.52		
UCPB	69,444,861.11		69,444,861.11		
Loans arranged by Penta	30,216,481.04		30,216,481.04		
National Book Store	7,148,236.33		7,148,236.33		
Sub-total	137,716,299.00	-	137,716,299.00	137,716,299.00	-
OPERATING EXPENSES:					
Galoc	41,334,839.00		41,334,839.00	41,334,839.00	-
Nido/Matinloc	11,011,434.00		11,011,434.00	11,011,434.00	-
EXP RELATED TO SRO	5,000,000.00		5,000,000.00	5,000,000.00	-
TOTALS	195,062,572.00	-	195,062,572.00	195,062,572.00	-

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:



ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

July 5, 2010

THE DISCLOSURE DEPARTMENT
4th Floor The Philippine Stock Exchange, Inc.
PSE Centre, Exchange Road, Ortigas Center
Pasig City

Gentlemen:

We hereby submit the Quarterly Progress Report on the application of the proceeds from the stock rights offering for the quarter ended June 30, 2010 as follows:

CASH FLOW	APR	MAY	JUN	TOTAL
BEGINNING BALANCE	5,677,793.91	5,683,825.23	5,784,040.05	5,677,793.91
COLLECTION OF SUBSCRIPTIONS	6,031.32	100,214.82	12,500.00	118,746.14
NET INTEREST EARNED			64,644.32	64,644.32
TRANSFER OF INTEREST EARNED				
USE OF PROCEEDS:				
Payment of Loans				
Operating expenses (Galoc/Nido/Matinloc)				
Exp related to SRO				
Refund to stockholders				
ENDING BALANCE	5,683,825.23	5,784,040.05	5,861,184.37	5,861,184.37

USES OF SRO FUNDS	PROJECTS/ BEGINNING BALANCE MAR 31, 2010	AMOUNT UTILIZED SECOND QUARTER	TOTAL AS OF JUN 30, 2010	TOTAL ALLOCATION BASED ON PROSPECTUS 1ST 25% AND 2ND 25%	AMOUNT OF ALLOCATION BUT NOT YET UTILIZED
LOANS					
MBTC	30,906,720.52		30,906,720.52		
UCPB	69,444,861.11		69,444,861.11		
Loans arranged by Penta	30,216,481.04		30,216,481.04		
National Book Store	7,148,236.33		7,148,236.33		
Sub-total	137,716,299.00	-	137,716,299.00	137,716,299.00	-
OPERATING EXPENSES:					
Galoc	41,334,839.00		41,334,839.00	41,334,839.00	-
Nido/Matinloc	11,011,434.00		11,011,434.00	11,011,434.00	-
EXP RELATED TO SRO	5,000,000.00		5,000,000.00	5,000,000.00	-
TOTALS	195,062,572.00	-	195,062,572.00	195,062,572.00	-

The foregoing disclosures are made in compliance with the rules and regulations of the Exchange.

Very truly yours,



REYNALDO E. NAZAREA
Treasurer & VP-Admin.

RECEIVED
2010 JUL 19 P 12:17

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

Attendance of the Board of Directors Meeting
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

SECRETARY'S CERTIFICATE

KNOW ALL MEN BY THESE PRESENTS:

I, **ADRIAN S. ARIAS**, being the duly elected and qualified Corporate Secretary of **THE PHILODRILL CORPORATION** (the "Company"), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at the 8th Floor, Quad Alpha Centrum, 125 Pioneer, Mandaluyong City 1550, Philippines, under oath, depose and state:

1. That the summary of the attendance of the members of the Board of Directors of the Corporation during the Board meetings for the year 2009 shown below is true and correct based on the records of the Corporation:

Date of Board Meetings

Name of Directors	1/21	2/18	3/18	4/22	5/19	6/26	7/22	8/18	9/22	10/21	11/11	12/15
Alfredo C. Ramos	/	/	/	/	/	/	/	/	/	/	/	/
Presentacion S. Ramos	/	/	/	/	/	/	/	/	/	/	/	/
Augusto B. Sunico	x	/	/	/	/	/	/	/	/	/	/	/
Adrian S. Ramos	/	/	x	/	/	/	/	/	x	/	/	x
Francisco A. Navarro	/	/	/	x	/	/	/	/	/	/	/	/
Chrisopher M. Gotanco	/	/	/	/	x	/	/	/	/	/	/	/
Marciano A. Padilla	x	/	/	/	x	/	/	x	x	/	/	/
Nicasio I. Alcantara	x	x	x	/	x	/	/	/	/	/	x	/
Honorio A. Poblador III	x	/	/	/	x	/	x	/	/	x	/	x

Legend: [/] present [x] absent

2. This certification is executed in compliance with the requirements of SEC Memorandum Circular No. 2, Series of 2002, otherwise known as the SEC Code of Corporate Governance and the Corporation's Manual on Corporate Governance.

JAN 11 2010

IN WITNESS WHEREOF, I have hereunto affixed my signature this _____ day of January 2010 at Mandaluyong City.



ADRIAN S. ARIAS
Corporate Secretary

Attested:



ALFREDO C. RAMOS
Chairman

JAN 11 2010

SUBSCRIBED AND SWORN to before me this _____ day of January 2010 at Mandaluyong City, MANILA affiant exhibited his Community Tax Certificate No. 14991768 issued on January 4, 2010 at Mandaluyong City.


ATTY. DELFIN R. NECADILI JR.
NOTARY PUBLIC
PTR NO.
IBP NO. MLA.
ROLL MLA.
-066

Doc. No. 12;
Page No. 8;
Book No. 4;
Series of 2010.

SEC Number *38683*
File Number ______

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

Top 100 Stockholders
as of September 30, 2009
Form Type

______
Amendment Designation (If applicable)

______
Period Ended Date

______
(Secondary License Type and File Number)

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS AS OF 09/30/2009

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	140,541,609,481	73.2488%	PCD NOMINEE CORPORATION
2	11,065,631,002	5.7672%	NATIONAL BOOKSTORE, INC.
3	9,742,830,823	5.0778%	VULCAN INDUSTRIAL & MINING CORP.
4	5,115,639,206	2.6662%	ALAKOR CORPORATION
5	2,422,303,400	1.2624%	ALAKOR SECURITIES CORPORATION
6	710,000,000	0.3700%	DOMINGO U. LIM
7	566,720,000	0.2953%	ALSONS CONSOLIDATED RESOURCES, INC.
8	490,565,136	0.2556%	CONRADO S. CHUA
9	385,482,500	0.2009%	RCBC TA# 72-230-8
10	363,200,000	0.1892%	NICASIO ALCANTARA
11	360,993,600	0.1881%	TRAFALGAR HOLDINGS PHIL., INC.
12	351,561,991	0.1832%	ALBERT AWAD
13	336,882,100	0.1755%	RCBC TRUST ACCOUNT #32-314-4
14	317,910,514	0.1656%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
15	254,097,005	0.1324%	CHRISTINE C. CHUA
16	188,247,468	0.0981%	PHIL. REMNANTS CO., INC.
17	188,068,125	0.0980%	AYALA CORPORATION
18	179,929,796	0.0937%	ANITA N. TY
19	176,415,750	0.0919%	CARMENCITA O. REYES
20	173,085,000	0.0902%	SALVADOR LACSON

21	168,476,356	0.0878%	JOSE D. SANGALANG
22	165,807,000	0.0864%	INDEPENDENT REALTY CORPORATION
23	143,549,745	0.0748%	JUANITO QUE
24	142,995,846	0.0745%	ENRIQUE LAGUINIA
25	117,592,123	0.0612%	LACSON, STREEGAN INS. CONS., INC.
26	114,938,084	0.0599%	ANSALDO, GODINEZ & CO., INC.
27	110,400,000	0.0575%	J.A. GONZALEZ
28	108,936,264	0.0567%	ANGLO PHIL. OIL & MINING DEV. CORP.
29	107,918,500	0.0562%	LUCIO W. YAN &/OR CLARA Y. YAN
30	103,335,072	0.0538%	PACIFIC RIM EXPORT & HOLDINGS CORP.
31	101,306,385	0.0527%	R. S. LIM & CO. INC.
32	100,000,000	0.0521%	ANNA UY LIM
	100,000,000	0.0521%	TERESO C. TAN
33	92,279,800	0.0480%	BRISOT ECONOMIC DEV. CORP.
34	90,941,400	0.0473%	LACSON STREEGAN INSURANCE CONSULTANT INC.
35	88,183,083	0.0459%	HOPKINS, HARBACH & CO.
36	85,974,000	0.0448%	CARMEN ONGSIAKO
37	84,264,715	0.0439%	JOSE ANTONIO GONZALEZ
38	82,846,500	0.0431%	ANG NGO CHIONG
39	81,554,313	0.0425%	CUALOPING SECURITIES CORP.
40	81,387,266	0.0424%	JOSE Y CAMPOS
41	76,105,000	0.0396%	ROSARIO ACUNA
42	75,994,528	0.0396%	BARCELON ROXAS SECURITIES, INC.
43	74,830,738	0.0390%	MAXINE C. DE CACHO

44	74,025,062	0.0385%	G & L SECURITIES CO., INC.
45	71,451,800	0.0372%	JOSEPH D. ONG
46	71,277,641	0.0371%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
47	68,072,640	0.0354%	WILLIAM HOW &/OR BENITO HOW
48	65,891,826	0.0343%	MIDAS DEV. CORP.
49	65,574,820	0.0341%	CITISECURITIES, INC.
50	65,443,477	0.0341%	TANSENGCO & CO., INC.
51	64,860,309	0.0338%	RAMON MONZON
52	64,645,492	0.0336%	ENRIQUE LUY
53	64,538,120	0.0336%	DAVID GO SECURITIES CORP.
54	61,333,332	0.0319%	JOSE ANTONIO U. GONZALEZ
55	61,191,700	0.0318%	MARIA PAZ BRIMO
56	60,700,000	0.0316%	ROSARIO TIN
57	60,350,000	0.0314%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
58	59,227,472	0.0308%	PRYCE SECURITIES, INC.
59	56,791,526	0.0295%	ANTONIO O. FLOIRENDO
60	51,600,000	0.0268%	SQUIRE SECURITIES, INC.
61	50,706,720	0.0264%	GEORGE K. YOUNG
62	50,636,430	0.0263%	INVESTORS SECURITIES, INC.
63	50,144,029	0.0261%	JOSEPH D. ONG
64	48,650,557	0.0253%	DYNAWINDS, INC.
65	48,085,099	0.0250%	JAIME C. LAYA
66	48,080,895	0.0250%	ESTEBAN YAU

67	47,711,127	0.0248%	R. COYIUTO SECURITIES, INC.
68	47,644,858	0.0248%	PHIL. SHARES CORP.
69	47,577,712	0.0247%	HORACIO RODRIGUEZ
70	47,305,755	0.0246%	PAULINO B. DIONISIO
71	46,306,344	0.0241%	NESTOR M. SEVILLA
72	45,540,183	0.0237%	R. NUBLA SECURITIES, INC.
73	45,110,665	0.0235%	JOANNA SYCHINGHO
74	44,819,332	0.0233%	ERNESTO LICHAUCO
75	43,510,836	0.0226%	TAN CHUN GUAN
76	42,860,318	0.0223%	ELOISA TANTUCO
77	41,904,040	0.0218%	E. SANTAMARIA & CO., INC.
78	40,000,000	0.0208%	PREMIUM SECURITIES, INC. A/C#1078
	40,000,000	0.0208%	PLLIM INVESTMENTS, INC.
79	39,689,454	0.0206%	POLYGON INVESTORS & MANAGERS, INC.
80	39,419,088	0.0205%	TRENDLINE SECURITIES CORP.
81	39,100,000	0.0203%	GERARDO ALBERTO &/OR ISABEL ALBERTO
82	39,000,000	0.0203%	MARIO YAP
83	37,095,468	0.0193%	E. SANTAMARIA & CO., INC.
84	36,974,625	0.0192%	RAMON MONZON
85	36,961,559	0.0192%	ROBERT HWANG
86	36,529,117	0.0190%	AMTEL TRADING CORP.
87	36,303,890	0.0189%	OSCAR M. ALFONSO &/OR CARIDAD S. ALFONSO
88	36,272,791	0.0189%	ALONZO Q. ANCHETA

89	36,114,737	0.0188%	ALL ASIA SEC. MGT. CORP.
90	35,513,347	0.0185%	VANESSA F. SANTOS
	35,513,347	0.0185%	ROLANDO A. FLORENDO
91	35,416,819	0.0184%	WESTIN SECURITIES CORPORATION
92	35,367,800	0.0184%	UBP SECURITIES, INC.
93	35,363,300	0.0184%	MARIE CONSTANCE Y. GONZALEZ
94	35,140,474	0.0183%	PAN MALAYAN MANAGEMENT & INVESTMENT CORPORATION
95	35,117,345	0.0183%	CONRADO ROMERO
96	35,000,000	0.0182%	CO CHIN SAM
97	34,668,370	0.0180%	A. N. TY
98	33,733,462	0.0175%	PEREGRINE SEC. PHILS., INC.
99	33,700,000	0.0175%	NECISTO SYTENGCO
100	33,178,045	0.0172%	CO TONG TE
	179,225,532,770	GRAND TOTAL	



101132010000468



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Rosenda C. Ayson
Receiving Branch : SEC Head Office
Receipt Date and Time : January 13, 2010 11:24:51 AM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	101132010000468
Document Type	OTHERS
Document Code	OTHERS
Period Covered	December 01, 2009
No. of Days Late	0
Department	
Remarks	TOP 100 STOCKHOLDERS AS OF DEC. 31, 2009

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

Top 100 Stockholders
as of December 31, 2009
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 12/31/2009

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	140,739,096,810	73.3517%	PCD NOMINEE CORPORATION
2	11,065,631,002	5.7672%	NATIONAL BOOKSTORE, INC.
3	9,742,830,823	5.0778%	VULCAN INDUSTRIAL & MINING CORP.
4	5,115,639,206	2.6662%	ALAKOR CORPORATION
5	2,422,303,400	1.2624%	ALAKOR SECURITIES CORPORATION
6	710,000,000	0.3700%	DOMINGO U. LIM
7	566,720,000	0.2953%	ALSONS CONSOLIDATED RESOURCES, INC.
8	490,565,136	0.2556%	CONRADO S. CHUA
9	385,482,500	0.2009%	RCBC TA# 72-230-8
10	363,200,000	0.1892%	NICASIO ALCANTARA
11	360,993,600	0.1881%	TRAFALGAR HOLDINGS PHIL., INC.
12	351,561,991	0.1832%	ALBERT AWAD
13	336,882,100	0.1755%	RCBC TRUST ACCOUNT #32-314-4
14	317,910,514	0.1656%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
15	254,097,005	0.1324%	CHRISTINE C. CHUA
16	188,247,468	0.0981%	PHIL. REMNANTS CO., INC.
17	188,068,125	0.0980%	AYALA CORPORATION
18	179,929,796	0.0937%	ANITA N. TY
19	176,415,750	0.0919%	CARMENCITA O. REYES
20	173,085,000	0.0902%	SALVADOR LACSON

21	168,476,356	0.0878%	JOSE D. SANGALANG
22	165,807,000	0.0864%	INDEPENDENT REALTY CORPORATION
23	143,549,745	0.0748%	JUANITO QUE
24	142,995,846	0.0745%	ENRIQUE LAGUINIA
25	117,592,123	0.0612%	LACSON, STREEGAN INS. CONS., INC.
26	114,938,084	0.0599%	ANSALDO, GODINEZ & CO., INC.
27	110,400,000	0.0575%	J.A. GONZALEZ
28	108,936,264	0.0567%	ANGLO PHIL. OIL & MINING DEV. CORP.
29	107,918,500	0.0562%	LUCIO W. YAN &/OR CLARA Y. YAN
30	103,335,072	0.0538%	PACIFIC RIM EXPORT & HOLDINGS CORP.
31	101,306,385	0.0527%	R. S. LIM & CO. INC.
32	100,000,000	0.0521%	ANNA UY LIM
	100,000,000	0.0521%	TERESO C. TAN
33	92,279,800	0.0480%	BRISOT ECONOMIC DEV. CORP.
34	90,941,400	0.0473%	LACSON STREEGAN INSURANCE CONSULTANT INC.
35	88,183,083	0.0459%	HOPKINS, HARBACH & CO.
36	85,974,000	0.0448%	CARMEN ONGSIAKO
37	84,264,715	0.0439%	JOSE ANTONIO GONZALEZ
38	82,846,500	0.0431%	ANG NGO CHIONG
39	81,554,313	0.0425%	CUALOPING SECURITIES CORP.
40	81,387,266	0.0424%	JOSE Y CAMPOS
41	76,105,000	0.0396%	ROSARIO ACUNA
42	75,494,528	0.0393%	BARCELON ROXAS SECURITIES, INC.
43	74,830,738	0.0390%	MAXINE C. DE CACHO

44	71,814,326	0.0374%	G & L SECURITIES CO., INC.
45	71,451,800	0.0372%	JOSEPH D. ONG
46	71,277,641	0.0371%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
47	68,072,640	0.0354%	WILLIAM HOW &/OR BENITO HOW
48	65,891,826	0.0343%	MIDAS DEV. CORP.
49	65,574,820	0.0341%	CITISECURITIES, INC.
50	65,396,546	0.0340%	TANSENGCO & CO., INC.
51	64,860,309	0.0338%	RAMON MONZON
52	64,645,492	0.0336%	ENRIQUE LUY
53	64,538,120	0.0336%	DAVID GO SECURITIES CORP.
54	61,333,332	0.0319%	JOSE ANTONIO U. GONZALEZ
55	61,191,700	0.0318%	MARIA PAZ BRIMO
56	60,700,000	0.0316%	ROSARIO TIN
57	60,350,000	0.0314%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
58	59,227,472	0.0308%	PRYCE SECURITIES, INC.
59	56,791,526	0.0295%	ANTONIO O. FLOIRENDO
60	51,600,000	0.0268%	SQUIRE SECURITIES, INC.
61	50,706,720	0.0264%	GEORGE K. YOUNG
62	50,216,430	0.0261%	INVESTORS SECURITIES, INC.
63	50,144,029	0.0261%	JOSEPH D. ONG
64	48,650,557	0.0253%	DYNAWINDS, INC.
65	48,085,099	0.0250%	JAIME C. LAYA
66	48,080,895	0.0250%	ESTEBAN YAU

67	47,644,858	0.0248%	PHIL. SHARES CORP.
68	47,577,712	0.0247%	HORACIO RODRIGUEZ
69	47,305,755	0.0246%	PAULINO B. DIONISIO
70	47,177,682	0.0245%	R. COYIUTO SECURITIES, INC.
71	46,306,344	0.0241%	NESTOR M. SEVILLA
72	45,540,183	0.0237%	R. NUBLA SECURITIES, INC.
73	45,110,665	0.0235%	JOANNA SYCHINGHO
74	44,819,332	0.0233%	ERNESTO LICHAUCO
75	43,510,836	0.0226%	TAN CHUN GUAN
76	42,860,318	0.0223%	ELOISA TANTUCO
77	41,904,040	0.0218%	E. SANTAMARIA & CO., INC.
78	40,000,000	0.0208%	PREMIUM SECURITIES, INC. A/C#1078
	40,000,000	0.0208%	PLLIM INVESTMENTS, INC.
79	39,689,454	0.0206%	POLYGON INVESTORS & MANAGERS, INC.
80	39,419,088	0.0205%	TRENDLINE SECURITIES CORP.
81	39,100,000	0.0203%	GERARDO ALBERTO &/OR ISABEL ALBERTO
82	39,000,000	0.0203%	MARIO YAP
83	37,095,468	0.0193%	E. SANTAMARIA & CO., INC.
84	36,974,625	0.0192%	RAMON MONZON
85	36,961,559	0.0192%	ROBERT HWANG
86	36,529,117	0.0190%	AMTEL TRADING CORP.
87	36,303,890	0.0189%	OSCAR M. ALFONSO &/OR CARIDAD S. ALFONSO
88	36,272,791	0.0189%	ALONZO Q. ANCHETA

89	36,114,737	0.0188%	ALL ASIA SEC. MGT. CORP.
90	35,513,347	0.0185%	VANESSA F. SANTOS
	35,513,347	0.0185%	ROLANDO A. FLORENDO
91	35,416,819	0.0184%	WESTIN SECURITIES CORPORATION
92	35,367,800	0.0184%	UBP SECURITIES, INC.
93	35,140,474	0.0183%	PAN MALAYAN MANAGEMENT & INVESTMENT CORPO-RATION
94	35,117,345	0.0183%	CONRADO ROMERO
95	35,000,000	0.0182%	CO CHIN SAM
96	34,668,370	0.0180%	A. N. TY
97	33,733,462	0.0175%	PEREGRINE SEC. PHILS., INC.
98	33,700,000	0.0175%	NECISTO SYTENGCO
99	33,178,045	0.0172%	CO TONG TE
100	32,864,022	0.0171%	ROBERTO SAN JOSE
	179,416,809,709	GRAND TOTAL	

SEC Number ***38683***
File Number _____

RECEIVED

2010 JUL 19 P 12:17

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

Top 100 Stockholders as of March 31, 2010

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 03/31/2010



HRAD
Central Receiving and Records
APR 12 2010
2

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	141,325,646,579	73.6573%	PCD NOMINEE CORPORATION
2	11,065,631,002	5.7672%	NATIONAL BOOKSTORE, INC.
3	9,742,830,823	5.0778%	VULCAN INDUSTRIAL & MINING CORP.
4	5,115,639,206	2.6662%	ALAKOR CORPORATION
5	2,422,303,400	1.2624%	ALAKOR SECURITIES CORPORATION
6	566,720,000	0.2953%	ALSONS CONSOLIDATED RESOURCES, INC.
7	490,565,136	0.2556%	CONRADO S. CHUA
8	385,482,500	0.2009%	RCBC TA# 72-230-8
9	363,200,000	0.1892%	NICASIO ALCANTARA
10	360,993,600	0.1881%	TRAFALGAR HOLDINGS PHIL., INC.
11	351,561,991	0.1832%	ALBERT AWAD
12	350,000,000	0.1824%	DOMINGO U. LIM
13	336,882,100	0.1755%	RCBC TRUST ACCOUNT #32-314-4
14	317,910,514	0.1656%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
15	254,097,005	0.1324%	CHRISTINE C. CHUA
16	188,247,468	0.0981%	PHIL. REMNANTS CO., INC.
17	188,068,125	0.0980%	AYALA CORPORATION
18	179,929,796	0.0937%	ANITA N. TY
19	176,415,750	0.0919%	CARMENCITA O. REYES
20	173,085,000	0.0902%	SALVADOR LACSON
21	165,807,000	0.0864%	INDEPENDENT REALTY CORPORATION
22	143,549,745	0.0748%	JUANITO QUE
23	142,995,846	0.0745%	ENRIQUE LAGUINIA
24	117,592,123	0.0612%	LACSON, STREEGAN INS. CONS., INC.
25	114,938,084	0.0599%	ANSALDO, GODINEZ & CO., INC.
26	110,400,000	0.0575%	J.A. GONZALEZ
27	108,936,264	0.0567%	ANGLO PHIL. OIL & MINING DEV. CORP.
28	107,918,500	0.0562%	LUCIO W. YAN &/OR CLARA Y. YAN
29	103,335,072	0.0538%	PACIFIC RIM EXPORT & HOLDINGS CORP.
30	101,306,385	0.0527%	R. S. LIM & CO. INC.
31	100,000,000	0.0521%	ANNA UY LIM
	100,000,000	0.0521%	TERESO C. TAN

32	92,279,800	0.0480%	BRISOT ECONOMIC DEV. CORP.
33	90,941,400	0.0473%	LACSON STREEGAN INSURANCE CONSULTANT INC.
34	88,183,083	0.0459%	HOPKINS, HARBACH & CO.
35	85,974,000	0.0448%	CARMEN ONGSIAKO
36	84,264,715	0.0439%	JOSE ANTONIO GONZALEZ
37	82,846,500	0.0431%	ANG NGO CHIONG
38	81,554,313	0.0425%	CUALOPING SECURITIES CORP.
39	81,387,266	0.0424%	JOSE Y CAMPOS
40	76,105,000	0.0396%	ROSARIO ACUNA
41	75,494,528	0.0393%	BARCELON ROXAS SECURITIES, INC.
42	74,830,738	0.0390%	MAXINE C. DE CACHO
43	71,814,326	0.0374%	G & L SECURITIES CO., INC.
44	71,451,800	0.0372%	JOSEPH D. ONG
45	71,277,641	0.0371%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
46	68,072,640	0.0354%	WILLIAM HOW &/OR BENITO HOW
47	65,891,826	0.0343%	MIDAS DEV. CORP.
48	65,574,820	0.0341%	CITISECURITIES, INC.
49	65,396,546	0.0340%	TANSENGCO & CO., INC.
50	64,860,309	0.0338%	RAMON MONZON
51	64,645,492	0.0336%	ENRIQUE LUY
52	64,538,120	0.0336%	DAVID GO SECURITIES CORP.
53	61,333,332	0.0319%	JOSE ANTONIO U. GONZALEZ
54	61,191,700	0.0318%	MARIA PAZ BRIMO
55	60,700,000	0.0316%	ROSARIO TIN
56	60,350,000	0.0314%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
57	59,227,472	0.0308%	PRYCE SECURITIES, INC.
58	56,791,526	0.0295%	ANTONIO O. FLOIRENDO
59	51,600,000	0.0268%	SQUIRE SECURITIES, INC.
60	50,706,720	0.0264%	GEORGE K. YOUNG
61	50,216,430	0.0261%	INVESTORS SECURITIES, INC.
62	50,144,029	0.0261%	JOSEPH D. ONG
63	48,650,557	0.0253%	DYNAWINDS, INC.
64	48,085,099	0.0250%	JAIME C. LAYA
65	48,080,895	0.0250%	ESTEBAN YAU

66	47,644,858	0.0248%	PHIL. SHARES CORP.
67	47,577,712	0.0247%	HORACIO RODRIGUEZ
68	47,305,755	0.0246%	PAULINO B. DIONISIO
69	47,177,682	0.0245%	R. COYIUTO SECURITIES, INC.
70	46,306,344	0.0241%	NESTOR M. SEVILLA
71	45,540,183	0.0237%	R. NUBLA SECURITIES, INC.
72	45,110,665	0.0235%	JOANNA SYCHINGHO
73	44,819,332	0.0233%	ERNESTO LICHAUCO
74	43,510,836	0.0226%	TAN CHUN GUAN
75	42,860,318	0.0223%	ELOISA TANTUCO
76	41,904,040	0.0218%	E. SANTAMARIA & CO., INC.
77	40,000,000	0.0208%	PREMIUM SECURITIES, INC. A/C#1078
	40,000,000	0.0208%	PLLIM INVESTMENTS, INC.
78	39,689,454	0.0206%	POLYGON INVESTORS & MANAGERS, INC.
79	39,419,088	0.0205%	TRENDLINE SECURITIES CORP.
80	39,100,000	0.0203%	GERARDO ALBERTO &/OR ISABEL ALBERTO
81	39,000,000	0.0203%	MARIO YAP
82	37,095,468	0.0193%	E. SANTAMARIA & CO., INC.
83	36,974,625	0.0192%	RAMON MONZON
84	36,961,559	0.0192%	ROBERT HWANG
85	36,529,117	0.0190%	AMTEL TRADING CORP.
86	36,303,890	0.0189%	OSCAR M. ALFONSO &/OR CARIDAD S. ALFONSO
87	36,272,791	0.0189%	ALONZO Q. ANCHETA
88	36,114,737	0.0188%	ALL ASIA SEC. MGT. CORP.
89	35,513,347	0.0185%	VANESSA F. SANTOS
	35,513,347	0.0185%	ROLANDO A. FLORENDO
90	35,416,819	0.0184%	WESTIN SECURITIES CORPORATION
91	35,367,800	0.0184%	UBP SECURITIES, INC.
92	35,140,474	0.0183%	PAN MALAYAN MANAGEMENT & INVESTMENT CORPORATION
93	35,117,345	0.0183%	CONRADO ROMERO
94	35,000,000	0.0182%	CO CHIN SAM
95	34,668,370	0.0180%	A. N. TY
96	33,733,462	0.0175%	PEREGRINE SEC. PHILS., INC.
97	33,700,000	0.0175%	NECISTO SYTENGCO

98	33,178,0[illegible]	0.0172%	CO TONG TE
99	32,864,022	0.0171%	ROBERTO SAN JOSE
100	32,344,132	0.0168%	CRAIG AWAD

	179,507,227,254	GRAND TOTAL	
	===============		

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

12 | 31
Month | Day

Top 100 as of June 30, 2010

FORM TYPE

Month | Day

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes


HRAD
JUL 13 2010

FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS AS OF 06/30/2010

TOP	TOTAL SHARES	PERCENTAGE	NAME
1	140,921,578,735	73.4468%	PCD NOMINEE CORPORATION
2	11,065,631,002	5.7672%	NATIONAL BOOKSTORE, INC.
3	9,742,830,823	5.0778%	VULCAN INDUSTRIAL & MINING CORP.
4	5,115,639,206	2.6662%	ALAKOR CORPORATION
5	2,422,303,400	1.2624%	ALAKOR SECURITIES CORPORATION
6	566,720,000	0.2953%	ALSONS CONSOLIDATED RESOURCES, INC.
7	490,565,136	0.2556%	CONRADO S. CHUA
8	385,482,500	0.2009%	RCBC TA# 72-230-8
9	380,000,000	0.1980%	ERNESTO CHUA CHIACO
10	363,200,000	0.1892%	NICASIO ALCANTARA
11	360,993,600	0.1881%	TRAFALGAR HOLDINGS PHIL., INC.
12	351,561,991	0.1832%	ALBERT AWAD
13	350,000,000	0.1824%	DOMINGO U. LIM
14	336,882,100	0.1755%	RCBC TRUST ACCOUNT #32-314-4
15	317,910,514	0.1656%	ALBERTO MENDOZA &/OR JEANIE C. MENDOZA
16	254,097,005	0.1324%	CHRISTINE C. CHUA
17	188,247,468	0.0981%	PHIL. REMNANTS CO., INC.
18	188,068,125	0.0980%	AYALA CORPORATION
19	179,929,796	0.0937%	ANITA N. TY
20	177,476,356	0.0924%	JOSE D. SANGALANG
21	176,415,750	0.0919%	CARMENCITA O. REYES
22	173,085,000	0.0902%	SALVADOR LACSON
23	165,807,000	0.0864%	INDEPENDENT REALTY CORPORATION
24	143,549,745	0.0748%	JUANITO QUE
25	142,995,846	0.0745%	ENRIQUE LAGUINIA
26	117,592,123	0.0612%	LACSON, STREEGAN INS. CONS., INC.
27	112,938,084	0.0588%	ANSALDO, GODINEZ & CO., INC.
28	110,400,000	0.0575%	J.A. GONZALEZ
29	108,936,264	0.0567%	ANGLO PHIL. OIL & MINING DEV. CORP.
30	107,918,500	0.0562%	LUCIO W. YAN &/OR CLARA Y. YAN

31	103,335,072	0.0538%	PACIFIC RIM EXPORT & HOLDINGS CORP.
32	101,306,385	0.0527%	R. S. LIM & CO. INC.
33	100,000,000	0.0521%	ANNA UY LIM
	100,000,000	0.0521%	TERESO C. TAN
34	92,279,800	0.0480%	BRISOT ECONOMIC DEV. CORP.
35	90,941,400	0.0473%	LACSON STREEGAN INSURANCE CONSULTANT INC.
36	88,183,083	0.0459%	HOPKINS, HARBACH & CO.
37	85,974,000	0.0448%	CARMEN ONGSIAKO
38	84,264,715	0.0439%	JOSE ANTONIO GONZALEZ
39	82,846,500	0.0431%	ANG NGO CHIONG
40	81,554,313	0.0425%	CUALOPING SECURITIES CORP.
41	81,387,266	0.0424%	JOSE Y CAMPOS
42	76,105,000	0.0396%	ROSARIO ACUNA
43	75,494,528	0.0393%	BARCELON ROXAS SECURITIES, INC.
44	74,830,738	0.0390%	MAXINE C. DE CACHO
45	71,814,326	0.0374%	G & L SECURITIES CO., INC.
46	71,451,800	0.0372%	JOSEPH D. ONG
47	71,277,641	0.0371%	FRANCISCO ORTIGAS SEC., INC. A/C #1161
48	68,072,640	0.0354%	WILLIAM HOW &/OR BENITO HOW
49	65,891,826	0.0343%	MIDAS DEV. CORP.
50	65,574,820	0.0341%	CITISECURITIES, INC.
51	65,396,546	0.0340%	TANSENGCO & CO., INC.
52	64,860,309	0.0338%	RAMON MONZON
53	64,645,492	0.0336%	ENRIQUE LUY
54	64,538,120	0.0336%	DAVID GO SECURITIES CORP.
55	61,333,332	0.0319%	JOSE ANTONIO U. GONZALEZ
56	61,191,700	0.0318%	MARIA PAZ BRIMO
57	60,700,000	0.0316%	ROSARIO TIN
58	60,350,000	0.0314%	AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP.
59	59,227,472	0.0308%	PRYCE SECURITIES, INC.
60	56,791,526	0.0295%	ANTONIO O. FLOIRENDO
61	51,600,000	0.0268%	SQUIRE SECURITIES, INC.

62	50,706,720	0.0264%	GEORGE K. YOUNG
63	50,144,029	0.0261%	JOSEPH D. ONG
64	48,650,557	0.0253%	DYNAWINDS, INC.
65	48,085,099	0.0250%	JAIME C. LAYA
66	48,080,895	0.0250%	ESTEBAN YAU
67	47,644,858	0.0248%	PHIL. SHARES CORP.
68	47,577,712	0.0247%	HORACIO RODRIGUEZ
69	47,305,755	0.0246%	PAULINO B. DIONISIO
70	47,177,682	0.0245%	R. COYIUTO SECURITIES, INC.
71	46,306,344	0.0241%	NESTOR M. SEVILLA
72	45,540,183	0.0237%	R. NUBLA SECURITIES, INC.
73	45,110,665	0.0235%	JOANNA SYCHINGHO
74	44,819,332	0.0233%	ERNESTO LICHAUCO
75	43,510,836	0.0226%	TAN CHUN GUAN
76	42,860,318	0.0223%	ELOISA TANTUCO
77	41,904,040	0.0218%	E. SANTAMARIA & CO., INC.
78	40,000,000	0.0208%	PREMIUM SECURITIES, INC. A/C#1078
	40,000,000	0.0208%	PLLIM INVESTMENTS, INC.
79	39,689,454	0.0206%	POLYGON INVESTORS & MANAGERS, INC.
80	39,419,088	0.0205%	TRENDLINE SECURITIES CORP.
81	39,100,000	0.0203%	GERARDO ALBERTO &/OR ISABEL ALBERTO
82	39,000,000	0.0203%	MARIO YAP
83	37,095,468	0.0193%	E. SANTAMARIA & CO., INC.
84	36,974,625	0.0192%	RAMON MONZON
85	36,961,559	0.0192%	ROBERT HWANG
86	36,529,117	0.0190%	AMTEL TRADING CORP.
87	36,303,890	0.0189%	OSCAR M. ALFONSO &/OR CARIDAD S. ALFONSO
88	36,272,791	0.0189%	ALONZO Q. ANCHETA
89	35,513,347	0.0185%	VANESSA F. SANTOS
	35,513,347	0.0185%	ROLANDO A. FLORENDO
90	35,416,819	0.0184%	WESTIN SECURITIES CORPORATION
91	35,367,800	0.0184%	UBP SECURITIES, INC.
92	35,140,474	0.0183%	PAN MALAYAN MANAGEMENT & INVESTMENT CORPORATION

93	35,117,345	0.0183%	CONRADO ROMERO
94	34,668,370	0.0180%	A. N. TY
95	33,700,000	0.0175%	NECISTO SYTENGCO
96	33,178,045	0.0172%	CO TONG TE
97	32,864,022	0.0171%	ROBERTO SAN JOSE
98	32,751,812	0.0170%	PEREGRINE SEC. PHILS., INC.
99	32,344,132	0.0168%	CRAIG AWAD
100	32,015,000	0.0166%	MARIANO O. CHUA
	179,568,337,949	GRAND TOTAL	


109092009157516



SECURITIES AND EXCHANGE COMMISSION

SECBuilding,EDSA,Greenhills,MandaluyongCity,MetroManila,Philippines
Tel:(632)726-0931 to39Fax:(632)725-5293Email:mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Fernando T. Fernandez
Receiving Branch : SEC Head Office
Receipt Date and Time : September 09, 2009 03:20:07 PM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	109092009157516
Document Type	Statement of Changes in the Beneficial Ownership
Document Code	23B
Period Covered	August 31, 2009
No. of Days Late	0
Department	
Remarks	

SEC Number 38683
File Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8F Floor Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City

(Compnany's Address)

631-8173 and 637-4496

(Telephone Number)

December 31

(Fiscal Year Ending)
(month day)

SEC Form 23 - B

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: Aug. 2009	
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	Stockholder owning 5% or more
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD for the month of August 2009				17.629	33,825,759,012	(I)	PCD Nominee Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:



Alakor Securities Corp.

09.03.09
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

ALAKOR SECURITIES CORPORATION
Statement of Changes in Bene ficial Ownership of Securities
For the Month of August 2009.

Transaction Date	Beneficial Owner	No. of Shares	Price
Buying Transaction			
10-Aug-2009	ASCA0005	50,000,000	0.014
20-Aug-2009	ASCA0005	50,000,000	0.014
		100,000,000	
Selling Transaction			
03-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
04-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
05-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
07-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
10-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
11-Aug-2009	ALAK0001	25,000,000	0.015
	NBSI0002	25,000,000	0.015
	CRUG0001	4,000,000	0.015
12-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
13-Aug-2009	ALAK0001	25,000,000	0.015
	NBSI0002	25,000,000	0.015
	YAZT0001	5,000,000	0.015
17-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
19-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
20-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
24-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
25-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
		659,000,000	

Balance as of July 31, 2009 - SEC Form 23-B	34,381,009,012
Add: Total Buying - August 2009	100,000,000
Total Selling - August 2009	(659,000,000)
IN from PCD - June 2009	3,750,000
Total Lodgment - August 2009	-
Total Upliftment - August 2009	-
Balance as of August 31, 2009 - SEC Form 23-B	33,825,759,012


ALAKOR SECURITIES CORPORATION

RECEIVED

2010 JUL 19 P 12: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Number 38683
File Number

THE PHILODRILL CORPORATION

(Company's Full Name)

5F Floor Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City

(Compnany's Address)

631-8173 and 637-4496

(Telephone Number)

December 31

(Fiscal Year Ending)
(month day)

SEC Form 23 - B

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B



HRAD
SEC
CENTRAL RECEIVING AND RECORDS DIVISION
OCT 0 7 2009

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ 10% Owner
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: Sept. 2009	___ Officer (give title below) ___ Other (specify below)
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	Stockholder owning 5% or more
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form : Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				17.322	33,237,134,012	(I)	PCD Nominee
	for the month of September 2009							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Ecercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:



Alakor Securities Corp.

10.06.09
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

ALAKOR SECURITIES CORPORATION
Statement of Changes in Bene ficial Ownership of Securities
For the Month of September 2009.

Transaction Date	Beneficial Owner	No. of Shares	Price
Buying Transaction			
26-Aug-2009	LICL0001	1,500,000	0.014
27-Aug-2009	ASCA0005	25,000,000	0.014
	ASCA0009	25,000,000	0.014
04-Sept-2009	ASCA0005	25,000,000	0.017
08-Sept-2009	LICL0001	1,000,000	0.018
		77,500,000	
Selling Transaction			
26-Aug-2009	ALAK0001	25,000,000	0.014
	NBSI0002	25,000,000	0.014
27-Aug-2009	ALAK0001	50,000,000	0.014
		100,000,000	0.015
		100,000,000	0.016
28-Aug-2009	ALAK0001	100,000,000	0.015
		25,100,000	0.016
01-Sept-2009	ALAK0001	25,000,000	0.015
		25,000,000	0.016
	NBSI0002	25,000,000	0.015
		25,000,000	0.016
02-Sept-2009	ALAK0001	25,000,000	0.016
	NBSI0002	25,000,000	0.016
	ROSR0001	10,000,000	0.016
03-Sept-2009	ALAK0001	25,000,000	0.016
	NBSI0002	25,000,000	0.016
04-Sept-2009	RABR0001	1,000,000	0.018
16-Sept-2009	ALAK0001	50,000,000	0.017
		686,100,000	

Balance as of August 31, 2009 - SEC Form 23-B	33,825,759,012
Add: Total Buying - September 2009	77,500,000
Total Selling - September 2009	(686,100,000)
IN from PCD - September 2009	19,975,000
Total Lodgment - September 2009	-
Total Upliftment - September 2009	-
Balance as of September 30, 2009 - SEC Form 23-B	33,237,134,012



VICTOR V. BENAVIDEZ
Authorized Signatory

RECEIVED
2010 JUL 19 P 12: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FORM 23-B

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
GOTANCO CHRISTOPHER M (Last) (First) (Middle)	THE PHILODRILL CORPORATION		X Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
6/F Quad Alpha, 125 Pioneer, Mandaluyong City (Street)	3. Tax Identification Number 125-114-467	5. Statement for Month/Year October 2009	
(City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form : Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common	10/30/09	975,058.50	(A)	P0.015		65,003,900	(I)	Broker

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
   (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
   (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
   (A) held by members of a person's immediate family sharing the same household;
   (B) held by a partnership in which such person is a general partner;
   (C) held by a corporation of which such person is a controlling shareholder; or
   (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

CHRISTOPHER M. GOTANCO

Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

RECEIVED
2010 JUL 19 P 12:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

SEC REG. NO. 38683

06 November 2009

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **October , 2009** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours



ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File


FIDELITY
STOCK TRANSFERS, INC.

JCS/DGM-09-493

November 05, 2009

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of October 2009 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on November 04, 2009 that **Alakor Securities Corporation** a PCD participants had a total of 33,232,752,212 equivalent to 17.320% of the total issued and outstanding shares of **The Philodrill Corporation** as of October 31, 2009.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 November 2009. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of October 31, 2009 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operations

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

☐ Check box if no longer subject to filing requirement

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ 10% Owner
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number: 005-411-151	5. Statement For Month/Year: Oct. 2009	___ Officer (give title below) ___ Other (specify below)
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	Stockholder owning 5% or more
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				17.32	33,232,752,212	(I)	PCD Nominee
	for the month of October 2009							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Ecercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Alakor Securities Corp.

11.06.09
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

RECEIVED

2010 JUL 19 P 12:18

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
GOTANCO CHRISTOPHER M (Last) (First) (Middle)	THE PHILODRILL CORPORATION		X Director Officer (give title below) 10% Owner Other (specify below)
6/F Quad Alpha, 125 Pioneer, Mandaluyong City (Street)	3. Tax Identification Number 125-114-467	5. Statement for Month/Year November 2009	
(City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form : Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common	11/20/09	150,000.00	(A)	P0.015		10,000,000	(I)	Broker

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:



CHRISTOPHER M. GOTANCO

Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

SEC REG. NO. 38683

07 December 2009

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **November , 2009** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File



FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg.,Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1600
Tel. No. 634-04-01 Fax. No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-09-526

December 03, 2009

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of November 2009 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on December 02, 2009 that **Alakor Securities Corporation** a PCD participants had a total of 32,347,752,212 equivalent to 16.859% of the total issued and outstanding shares of **The Philodrill Corporation** as of November 30, 2009.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 December 2009. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of November 30, 2009 for submission within (5) trading days after the close of each calendar month as required by **Philippine Stock Exchange** pursuant to Section 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operations

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP.	THE PHILODRILL CORPORATION (OV)		___ Director ___ 10% Owner
(Last) (First) (Middle)	3. Tax Identification Number	5. Statement For Month/Year	___ Officer (give title below) ___ Other (specify below)
9th Flr., Quad Alpha Centrum		Nov. 2009	
(Street)	4. Citizenship	6. If Amendment, Date of Original (MonthYear)	Stockholder owning 5% or more
125 Pioneer Street	Filipino		
(City) (Province) (Postal Code)			
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				16.859	32,347,752,212	(I)	PCD Nominee
	for the month of November 2009							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses

Alakor Securities Corp

12.03.09
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

RECEIVED

2010 JUL 19 P 12:19

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person: ALAKOR SECURITIES CORPORATION
(Last) (First) (Middle)
5/F Quad Alpha, 125 Pioneer, Mandaluyong City
(Street)
(City) (Province) (Postal Code)

2. Issuer Name and Trading Symbol: THE PHILODRILL CORPORATION (OV)

3. Tax Identification Number: 003-461-151

4. Citizenship: Filipino

5. Statement for Month/Year: December 2009

6. If Amendment, Date of Original (Month/Year):

7. Relationship of Reporting Person to Issuer (Check all applicable)
___ Director ___ 10% Owner
___ Officer (give title below) ___ Other (specify below)
stockholder owning 5% or more

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common shares	As reported by PCD for the month of December 2009				16.566%	31,785,948,321	(I)	PCD Nominee Corporation

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

(Print or Type Responses)

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
 (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
 (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
 (A) held by members of a person's immediate family sharing the same household;
 (B) held by a partnership in which such person is a general partner;
 (C) held by a corporation of which such person is a controlling shareholder; or
 (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Date

ALAKOR SECURITIES CORPORATION

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

SEC REG. NO. 38683

07 January 2010

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **December , 2009** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours



ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File


FIDELITY
STOCK TRANSFERS, INC

Ground Floor, Philex Bldg.,Philex Mining C
No. 27 Brixton cor. Fairlane Sts., Pasig City
Tel. No. 634-04-01 Fax. No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-10-020

January 06, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of December 2009 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on January 05, 2010 that **Alakor Securities Corporation** a PCD participants had a total of 31,785,948,321 equivalent to 16.566% of the total issued and outstanding shares of **The Philodrill Corporation** as of December 31, 2009.

Please request **Alakor Securities Corp.** to file the report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 January 2010. Likewise, if there has been other movement in the books of any of your other Officers, Directors and Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report. Please note that a copy of each report must be filed with **Philippine Stock Exchange.**

We enclose a report on the number of shareholders owning at least one-board lot each as of December 31, 2009 for submission to Philippine Stock Exchange within (5) trading days after the close of each calendar month as required under Sec .17.6 of PSE Revised Disclosure Rules.

Thank you.

Very truly yours,

JENNY C. SERAFICA
Managing Consultant

Encl: a/s

/dgm



101082010000407



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : January 08, 2010 11:29:12 AM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	101082010000407
Document Type	Statement of Changes in the Beneficial Ownership
Document Code	23B
Period Covered	January 07, 2010
No. of Days Late	0
Department	
Remarks	

SEC Number *38683*
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
GOTANCO CHRISTOPHER M (Last) (First) (Middle)	THE PHILODRILL CORPORATION		___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
6/F Quad Alpha, 125 Pioneer, Mandaluyong City (Street)	3. Tax Identification Number 125-114-467	5. Statement for Month/Year December 2009	
(City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (MonthYear)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form : Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common	Dec. 2009	162,509.75	(A)	P0.01		16,250,975	(I)	Broker

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1 Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				



Explanation of Responses:

CHRISTOPHER M. GOTANCO

01/07/10
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

RECEIVED
2010 JUL 19 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

SEC REG. NO. 38683

04 February 2010

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **January , 2010** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours



ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg.,Philex Mining Corp
No. 27 Brixton cor. Fairlane Sts., Pasig City 1600
Tel. No. 634-04-01 Fax. No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-10-074

February 03, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of January 2010 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on February 02, 2010 that **Alakor Securities Corporation** a PCD participants had a total of 31,832,448,321 equivalent to 16.590% of the total issued and outstanding shares of **The Philodrill Corporation** as of January 31, 2010.

Please request **Alakor Securities Corp**. to file the necessary report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 February 2010 as required under Sec. 23 of the Securities Regulation Code. Likewise, if there has been other movement in the books of any of your Officers, Directors and Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the required report. Please note that a copy of each report must be filed with **Philippine Stock Exchange.**

We enclose a report on the number of shareholders owning at least one-board lot each as of January 31, 2010 for submission to Philippine Stock Exchange within (5) trading days after the close of each calendar month as required under Sec .17.6 of PSE Revised Disclosure Rules.

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: January-10	Stockholder owning 5% or more
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (Month/Year)	
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				16.59	31,832,448,321	(I)	PCD Nominee
	for the month of January 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Alakor Securities Corp.

02.03.10
Date

File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

RECEIVED
2010 JUL 19 P 12:19

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
GOTANCO CHRISTOPHER M (Last) (First) (Middle)	THE PHILODRILL CORPORATION		X Director Officer (give title below) 10% Owner Other (specify below)
6/F Quad Alpha, 125 Pioneer, Mandaluyong City (Street)	3. Tax Identification Number 125-114-467	5. Statement for Month/Year February 2010	
(City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, Date of Original (Month/Year)	

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common	Feb 10,2010	130,000.00	(A)	P0.013		10,000,000	(I)	Broker

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				



Explanation of Responses:

CHRISTOPHER M. GOTANCO

Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

RECEIVED
2010 JUL 19 P 12:19
OFFICE OF ... CORPORATE FINANCE

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

SEC Form 23 – B

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

05 March 2010

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **February , 2010** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours



ADRIAN S. ARIAS
Corporate Secretary

Cc.: *Philippine Stock Exchange*
Fidelity Stock Transfers, Inc.
File



FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail: fsti@compass.com.ph

JCS/DGM-10-130

March 04, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of February 2010 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on March 01, 2010 that **Alaker Securities Corporation** a PCD participants had a total of 31,872,448,321 equivalent to 16.611% of the total issued and outstanding shares of **The Philodrill Corporation** as of February 28, 2010.

Please request **Alaker Securities Corp.** to file the necessary report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 March 2010 as required under Sec. 23 of the Securities Regulation Code. Likewise, if there has been other movement in the books of any of your Officers, Directors and Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the required report. Please note that a copy of each report must be filed with **Philippine Stock Exchange.**

We enclose a report on the number of shareholders owning at least one-board lot each as of February 28, 2010 for submission to Philippine Stock Exchange within (5) trading days after the close of each calendar month as required under Sec .17.6 of PSE Revised Disclosure Rules.

Thank you.

Very truly yours,

JENNY C. SERAFICA
Managing Consultant

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: Feb. 2010	
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	Stockholder owning 5% or more
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month/after transaction %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares								
	as reported by PCD				16.61	31,872,448,321	(I)	PCD Nominee
	for the month of February 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Alakor Securities Corp.

03.04.10
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SEC Number 38683
File Number

THE PHILODRILL CORPORATION
(Company's Full Name)

8F Floor Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City
(Compnany's Address)

6318151
(Telephone Number)

December 31
(Fiscal Year Ending)
(month day)

SEC Form 23 - B

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FORM 23-B

☐ Check box if no longer subject to filing requirement


APR 08 2010

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ 10% Owner
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: Mar. 2010	___ Officer (give title below) ___ Other (specify below)
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	Stockholder owning 5% or more
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				16.72	32,072,794,872	(I)	PCD Nominee
	for the month of March 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of derivative Security, Direct (D) or Indirect (I)	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Alakor Securities Corp.

04.06.10
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

ALAKOR SECURITIES CORPORATION
The Philodrill Corporation
Statement of Changes in Bene ficial Ownership of Securities
For the Month of March 2010

Transaction Date	Beneficial Owner	No. of Shares	Price
Buying Transaction			
Selling Transaction			

	No. of Shares
Balance as of February 28, 2010 - SEC Form 23-B	31,872,448,321
Add: Total Buying - March 2010	-
Total Selling - March 2010	-
IN from PCD - March 2010	200,346,551
OUT to Clients - March 2010	
Total Lodgment - March 2010	-
Total Upliftment - March 2010	-
Balance as of March 31, 2010 - SEC Form 23-B	32,072,794,872



VICTOR V. BENAVIDEZ
Authorized Signatory

SEC Number ***38683***
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

SEC Form 23 – B
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310


CRRAD
Central Receiving and Records Division
APR 07 2010
3
BY:
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SEC REG. NO. 38683

07 April 2010

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **March , 2010** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File

FIDELITY
STOCK TRANSFERS, INC.

JCS/DGM-10-176

April 06, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of March 2010 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on April 05, 2010 that **Alaker Securities Corporation** a PCD participant had a total of 32,072,794,872 equivalent to 16.716% of the total issued and outstanding shares of **The Philodrill Corporation** as of March 31, 2010.

Please request **Alaker Securities Corp.** to file the necessary report directly with **Securities and Exchange Commission** in two (2) copies on or before 10 April 2010 as required under Sec. 23 of the Securities Regulation Code. Likewise, if there has been other movement in the books of any of your Officers, Directors and Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the required report. Please note that a copy of each report must be filed with **Philippine Stock Exchange.**

We enclose a report on the number of shareholders owning at least one-board lot each as of March 31, 2010 for submission to Philippine Stock Exchange within (5) trading days after the close of each calendar month as required under Sec .17.6 of PSE Revised Disclosure Rules.

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

Encl: a/s

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: Mar. 2010	
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	Stockholder owning 5% or more
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				16.72	32,072,794,872	(I)	PCD Nominee
	for the month of March 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.



107082010001799



SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

Barcode Page
The following document has been received:

Receiving Officer/Encoder : Edmundo Guia
Receiving Branch : SEC Head Office
Receipt Date and Time : July 08, 2010 02:31:42 PM
Received From : Head Office

Company Representative

Doc Source

Company Information

SEC Registration No.	0000038683
Company Name	PHILODRILL CORP.
Industry Classification	
Company Type	Stock Corporation

Document Information

Document ID	107082010001799
Document Type	Statement of Changes in the Beneficial Ownership
Document Code	23B
Period Covered	June 30, 2010
No. of Days Late	0
Department	
Remarks	filed by: ALAKOR SECURITIES CORP.

SEC Number 38683
File Number ____________

THE PHILODRILL CORPORATION

(Company's Full Name)

8F Floor Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City

(Compnany's Address)

6318151

(Telephone Number)

December 31

(Fiscal Year Ending)
(month day)

SEC Form 23 - B

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: June-10	Stockholder owning 5% or more
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (Month/Year)	
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month/after transaction %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
Common Shares								
	as reported by PCD				16.65	31,943,598,356	(I)	PCD Nominee
	for the month of June 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
   (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
   (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
   (A) held by members of a person's immediate family sharing the same household;
   (B) held by a partnership in which such person is a general partner;
   (C) held by a corporation of which such person is a controlling shareholder; or
   (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Alakor Securities Corp.

07.05.10
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

ALAKOR SECURITIES CORPORATION

The Philodrill Corporation

Statement of Changes in Beneficial Ownership of Securities

For the Month of June 2010

Transaction Date	Beneficial Owner	No. of Shares	Price
Buying Transaction			
6/22/2010	ALAK0001	10,000,000	0.012
		100,000,000	0.013
	ASCA0005	50,000,000	0.013
6/23/2010	ALAK0001	22,000,000	0.013
6/24/2010	ALAK0001	30,000,000	0.013
		212,000,000	
Selling Transaction			
6/22/2010	NBSI0002	10,000,000	0.012
		10,000,000	

Balance as of May 31, 2010 - SEC Form 23-B	31,741,598,356
Add: Total Buying - June 2010	212,000,000
Total Selling - June 2010	(10,000,000)
IN from PCD - June 2010	-
Out to Clients - June 2010	-
Total Lodgement - June 2010	-
Total Upliftment - June 2010	-
Balance as of June 30, 2010 - SEC Form 23-B	31,943,598,356



VICTOR V. BENAVIDEZ
Authorized Signatory

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
Building, 125 Pioneer Street
Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

12	31
Month	*Day*

SEC FORM 23-B

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320	P0.00	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

RECEIVED 2000 JUL 19 P 12:19

Remarks = pls. use black ink for scanning purposes



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

05 May 2010


HRAD
Central Receiving and Records Division
MAY 06 2010
2

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **April , 2010** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: *Philippine Stock Exchange*
Fidelity Stock Transfers, Inc.
File



FORM 23-B

Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP	THE PHILODRILL CORPORATION (OV)		Director / 10% Owner / Officer (give title below) / Other (specify below)
(Last) (First) (Middle) 9th Flr., Quad Alpha Centrum	3. Tax Identification Number	5. Statement For Month/Year: April-10	Stockholder owning 5% or more
(Street) 125 Pioneer Street	4. Citizenship: Filipino	6. If Amendment, Date of Original (Month/Year)	
(City) (Province) (Postal Code) Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				16.54	31,740,598,356	(I)	PCD Nominee
	for the month of April 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias	631-8151
Contact Person	Company Telephone Number

12 31

Month *Day*

SEC FORM 23-B

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320	P0.00	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683


04 June 2010
HRAD
Central Receiving and Records Division
JUN 04 2010
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **May , 2010** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File


FIDELITY
STOCK TRANSFERS, INC.

JCS/DGM-10-255

June 03, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of May 2010 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on June 02, 2010 that **Alakor Securities Corporation** a PCD participant had a total of 31,741,598,356 equivalent to 16.543% of the total issued and outstanding shares of **The Philodrill Corporation** as of May 31, 2010.

Please request **Alakor Securities Corp.** to file the necessary report directly with **Securities and Exchange Commission** in two (2) copies on or before 10 June 2010 as required under Sec. 23 of the Securities Regulation Code. Likewise, if there has been other movement in the books of any of your Officers, Directors and Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the required report. Please note that a copy of each report must be filed with **Philippine Stock Exchange.**

We enclose a report on the number of shareholders owning at least one-board lot each as of May 31, 2010 for submission to Philippine Stock Exchange within (5) trading days after the close of each calendar month as required under Sec .17.6 of PSE Revised Disclosure Rules.

Thank you.

Very truly yours,



JENNY C. SERAFICA
Managing Consultant

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

REVISED

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: May-10	Stockholder owning 5% or more
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				16.54	31,741,598,356	(I)	PCD Nominee
	for the month of May 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  (A) held by members of a person's immediate family sharing the same household;
  (B) held by a partnership in which such person is a general partner;
  (C) held by a corporation of which such person is a controlling shareholder; or
  (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

COVER SHEET

3	8	6	8	3					

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

1	2		3	1

Month *Day*

SEC FORM 23-B

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

RECEIVED 2010 JUL 19 P 12:19


JUL 06 2010
4
BY
REVISED

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person: SUNICO AUGUSTO BANZON (Last) (First) (Middle)
#5 First Street, Acacia Lane (Street)
Mandaluyong City (City) (Province) (Postal Code)

2. Issuer Name and Trading Symbol: THE PHILODRILL CORPORATION

3. Tax Identification Number: 100-717-372

4. Citizenship: Filipino

5. Statement for Month/Year: June 2010

6. If Amendment, Date of Original (MonthYear):

7. Relationship of Reporting Person to Issuer (Check all applicable)
X Director
___ Officer (give title below)
___ 10% Owner
___ Other (specify below)

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Owned at End of Month %	Number of Shares	4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
common	7/1/2010	0.0130	D			8,999,604	I	PCD-thru broker

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Owner-ship Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

AUGUSTO B. SUNICO

Date

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias

Contact Person

631-8151

Company Telephone Number

12 | 31
Month | Day

SEC FORM 23-B

FORM TYPE

Month | Day

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-[illegible]



Central Receiving and Records Division
JUL 06 2010
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SEC REG. NO. 38683

06 July 2010

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **June , 2010** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION** as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: ***Philippine Stock Exchange***
Fidelity Stock Transfers, Inc.
File



FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635 98 97
E-mail: fsti@compass.com.ph

JCS/DGM-10-298

July 05, 2010

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of June 2010 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on July 01, 2010 that **Alaker Securities Corporation** a PCD participant had a total of 31,943,598,356 equivalent to 16.648% of the total issued and outstanding shares of **The Philodrill Corporation** as of June 30, 2010.

Please request **Alaker Securities Corp.** to file the necessary report directly with **Securities and Exchange Commission** in two (2) copies on or before 10 July 2010 as required under Sec. 23 of the Securities Regulation Code. Likewise, if there has been other movement in the books of any of your Officers, Directors and Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the required report. Please note that a copy of each report must be filed with **Philippine Stock Exchange.**

We enclose a report on the number of shareholders owning at least one-board lot each as of June 30, 2010 for submission to Philippine Stock Exchange within (5) trading days after the close of each calendar month as required under Sec .17.6 of PSE Revised Disclosure Rules.

Thank you.

Very truly yours,

JENNY C. SERAFICA
Managing Consultant

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines


Central Receiving and Records Division
JUL 06 2010
4
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

REVISED

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORP. (Last) (First) (Middle)	THE PHILODRILL CORPORATION (OV)		___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below)
9th Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement For Month/Year: June-10	Stockholder owning 5% or more
125 Pioneer Street	4. Citizenship: Filipino	6. If Amendment, Date of Original (MonthYear)	
(City) (Province) (Postal Code) Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D)			3. Amount of Securities Owned at End of Month/after transaction		4. Ownership Form: Direct(D) or Indirect(I) *	6. Nature of Indirect Beneficial Ownership
		Amount	(A) or (D)	Price	%	Number of Shares		
Common Shares								
	as reported by PCD				16.65	31,943,598,356	(I)	PCD Nominee
	for the month of June 2010							Corporation

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:

(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or

(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:

(A) held by members of a person's immediate family sharing the same household;

(B) held by a partnership in which such person is a general partner;

(C) held by a corporation of which such person is a controlling shareholder; or

(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security			2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of derivative Security, Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
					Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Alakor Securities Corp.

07.05.10
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

SEC Number 38683
File Number _____

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila
(Company's Address)

631-1801 to 05; 631-8151 to 52
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2009 Corporate Governance Scorecard – SEC Form 17-C
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

18 September 2009

ATTY. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
Securities and Exchange Commission
EDSA, Mandaluyong City


SEP 2 2 2009

Dear Atty. Callangan:

We are pleased to submit the accomplished Corporate Governance (CG) Survey for publicly-listed companies pursuant to SEC Memorandum Circular No. 12 Series of 2009 dated 18 August 2009.

Please find the necessary information in relation to this submission:

COMPANY INFORMATION

Organization Name: THE PHILODRILL CORPORATION

Address: 8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City

Contact Person: ADRIAN S. ARIAS

Designation: Compliance Officer

Telephone number: 631-8151/52 – 631-1801 to 05

Fax number: 631-8080 / 631-5310

Email address: info@philodrill.com

ATTESTATION:
I attest that, to the best of my knowledge, all information in this assessment is accurate and truthful, and that all supporting documents are adequately provided.

ADRIAN S. ARIAS – Compliance Officer
Name & Signature of Authorized Company Representative

The 2009 Corporate Governance Scorecard for Publicly Listed companies

A PROJECT OF THE



INSTITUTE OF CORPORATE DIRECTORS

IN COLLABORATION WITH


SECURITIES AND EXCHANGE COMMISSION
REPUBLIC OF THE PHILIPPINES
1936


pse
THE PHILIPPINE STOCK EXCHANGE INC.



School of Law

SUPPORTED BY


CIPE

Background

The Institute of Corporate Directors (ICD) has been in the forefront of promoting corporate governance reforms in the country. Through the Institutes of Directors in East Asia Network (IDEA.Net), which ICD took the lead in setting up, it also works with similarly-oriented institutes in eight other East Asian economies.

ICD---along with its peer institutes in IDEA.Net---has been actively looking for ways and means to go beyond director training, already required in virtually all economies where an IDEA.Net institute is actively working. Beyond compliance with the director training requirement, ICD has been pushing for performance, i.e. improved actual practices, in line with global corporate governance principles.

Among the initiatives it has taken towards higher standards of performance, the corporate governance scorecard (CG-Sc) has been undertaken by ICD in the Philippines. It has followed the IDEA.Net template for CG-Sc, which was initiated in Thailand and which has since been adopted in China, Hong Kong, and Indonesia.

This year, a major modification in its form was implemented. The ratings will either be *adequate, better, or best*, as opposed to the previous ratings using poor, fair and good. An adequate rating means that a company may be compliant with the law, but they are encouraged to adhere to best practices. This supports the very essence of the Scorecard serving as a measurement and communication tool for companies to aim higher and higher to become comparative to best practices.

The Philippine CG Scorecard for Publicly-Listed Companies

The CG-Sc initiative is envisioned as a tool that public corporations can use to find out where they are in their corporate governance practices relative to the practices of others in their own economies, in the region, as well as to globally-regarded "good practices". Having such information, they could draw up a realistic road map towards gradually improving their corporate governance practices at the pace and in the manner, they freely determine for themselves.

The Philippine CG-Sc, as indicated in 2005, 2006, and 2007 results, show that the over-all score for the Philippines has moderately improved. A few individual corporations---particularly those that have actually looked closely at their individual CG scores and presumably have acted on them---have shown noticeable improvements in their scores.

The 2009 Philippine CG Scorecard for Publicly-Listed Companies

Thus far, the regional framework initiated and followed by Thailand has influenced the approach that the Philippines and other participating economies have been taking. That approach takes off from the OECD principles, which have been globally adopted. It uses the "person-on-the street" test: it relies on public disclosure. In other words, the score a corporation gets in the CG-Sc is determined by how much the corporation discloses to the general public through the regulators and more specifically through the exchange as well as through its corporate website and corporate reports. The more claims it makes that it has already adopted a "best practice" consistent with the OECD global principles, the higher its score. For as long as an ordinary person on the street with access to generally available information can get a specific information on a CG practice, then a positive score is notched up.

The approach traces its validity to the CG mantra of "disclosure, disclosure, and disclosure". The template for disclosure is provided, and the OECD principles forge that template. Moreover, the approach takes the side of an ordinary investor, with no special access to any privileged information: based on the information that such an ordinary investor would have access to, what judgment can be made of the corporate governance practices of a publicly-listed corporation? The easier for the ordinary investor to get information, the higher is the score. This is done for many items until an over-all CG-Score can be given to a corporation. The weights per category are as follows:

I. Rights of Shareholders	20%
II. Equitable Treatment of Shareholders	20%
III. Role of Stakeholders	10%
IV. Disclosure & Transparency	25%
V. Board Responsibilities	25%

Self-Assessment and Validation

The PLCs are given an opportunity to use the template of questions in the questionnaire and to do a preliminary self-assessment.

A team of specially trained evaluators from the Ateneo Law School (ALS), working under the auspices of ICD, would then validate the self-assessments made by the companies. Two evaluators would independently validate each company's self-assessment. A third validator consolidates issues in case there are discrepancies between the two independent validations. He/she then presents the issues to the Project Director for processing and presentation to a group of ICD Fellows who shall resolve those issues. In light of the resolution, the Project Director comes up with the raw scores.

ICD assigns a code for each company (to ensure confidentiality of the companies and independence of the process) attached with their raw scores. The raw scores are given to a statistician to process and generate the Corporate Governance Scores. It is then submitted to ICD, encodes and ranks the companies according to their scores.


Self Rating
Evaluator A
Evaluator B
Evaluator C
ICD Project Director (Identification of Issues)
ICD Fellows (Issue Resolution)
Final Raw Score
Companies Assigned with Codes
Statistical Treatment
Final CG Score
Decoding And Ranking

Forging Public Sector- Private Sector Cooperation

The Securities and Exchange Commission (SEC) as the government agency having jurisdiction, supervision, and control over domestic private corporations, and Philippine Stock Exchange (PSE) as the self-regulatory body of locally listed companies, have agreed to work together in institutionalizing the rating of corporate governance in PLCs by officially adopting ICD's Corporate Governance Scorecard system.

The Ateneo Law School, a leading legal education institution in the country, is likewise a partner in this project as it is providing a select group of students who shall validate the PLCs self-assessed scores.

These institutions have come together and agreed to collaborate and pursue the project for the common purpose of helping raise the standard of actual practice of corporate governance in Philippine PLCs.

The results of the CG-Sc will be used as one more basis, among others of their own determination, for whatever supervisory action the SEC and PSE may decide to take.

The 2008 CG Scorecard for publicly-listed companies is supported by the Center for International Private Enterprise (CIPE) a non-profit affiliate of the U.S. Chamber of Commerce and one of the four core institutes of the National Endowment for Democracy.

For more information regarding the CG Scorecard please contact:

ELMER D. CRUZ
Program Development and Training Officer
Institute of Corporate Directors

ecruz@icdcenter.org
24/F Yuchengco Tower, RCBC Plaza
6819 Ayala Avenue 1200 Makati City
T: (632) 884.1494 / 889.5448
F: (632) 884.1493 / 884.1498

Atty. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
Securities and Exchange Commission

justina.callangan@sec.gov.ph
6/F Corporation Finance Department
SEC Bldg. EDSA Greenhills, Mandaluyong City
T: (632) 5846103

	Survey Questions	Description	Suggestion on information source	Adequate	Better	Best	Weight
Part I. The Rights of Shareholders	**20%**						
Rights Defined							
1	Does the company offer other ownership rights beyond voting?	Shareholders have dividend rights as well as all other shareholder rights guaranteed by law.	Articles of Incorporation, Corporation Code, Securities Regulation Code (SRC)			Yes	1.667%
2	Is the policy on the directors' compensation disclosed to the shareholders?	Directors only receive a per diem. No other compensation is given to directors.	SEC 17A, Information Statement			Yes	1.667%
3	How is the directors' compensation presented to the shareholders?	Annually, in the SEC 17A Information Statement.	SEC 17A, Information Statement			SEC 17A	1.667%
4	Does the company allow shareholders to elect board members individually?	Shareholders have an opportunity to consider and elect each board member individually.	By-laws, Corporation Code, SRC, Information Statement			Yes	1.667%
Rights Disclosed							
	Quality of Notice to call Shareholders' Meeting in the past year.	Notice of Shareholders' Meetings include the date, time, place and agenda for the meeting including all necessary materials on corporate matters that will be considered during the meeting.	Information source: Information Statement; By-laws.				
5.1	Nomination of directors providing their names and background.	Names and background of new directors and returning directors are provided.	SEC 17A, Information Statement			Yes	0.417%
5.2	Is there adequate information on the external auditor? Are their name(s), profile, detail of fees and other engagements with the company (tax, consulting, etc.) provided?	Name, profile, details of fees and other engagements (if any) are provided.	SEC 17-A, Information Statement			Yes	0.417%


INSTITUTE of
CORPORATE
DIRECTORS

5.3	Dividend policy, in providing the amount and explanation.	The Company has no fixed dividend policy but endeavors to declare dividends based on availability of retained earnings.	Articles of Incorporation, SEC 17A, Information Statement	No fixed dividend policy.			0.417%
5.4	Does the information statement have an executive summary?	A summary and/or a simple presentation of the Company's financial, operational and legal highlights is provided.	SEC 17A, Information Statement, Annual Report			Yes	0.417%
6	Quality of Minutes of Shareholders' Meeting	The Minutes include percentage attendance of shareholders, Management Report, open forum, discussion and action on corporate matters, election of directors, appointment of auditor and other matters.	Information source: Minutes of Shareholders' Meetings which are included as attachments to the Information Statement				
6.1	Voting method and vote counting system	Voting method and vote counting system are declared before Shareholders' Meetings	Information Statement, Minutes of Shareholders' Meetings			Yes	0.417%
6.2	Issues and Motions	The Minutes of Shareholders' Meetings indicate the issues and motions raised during the Meetings.	Minutes of Shareholders' Meetings, SEC 17C, Notice of Shareholders' Meeting, Information Statement			Yes	0.417%
6.3	Agreements arrived at during the meeting	Minutes of Shareholders' Meetings indicate the agreements arrived at during the Meetings (if any).	Minutes of Shareholders' Meetings, SEC 17C, Information Statement			Yes	0.417%
6.4	Corporate acts which were approved or disapproved by the stockholders.	Minutes of Shareholders' Meetings indicate corporate acts which were approved or disapproved by the shareholders	Minutes of Shareholders' Meetings, SEC 17C, Information Statement			Yes	0.417%
Participation in AGM							
7	Did the Chairman of the Board attend the last two AGMs?	The Chairman of the Board presided over the last two AGMs and entertained questions and clarifications from shareholders.	AGM Minutes, Certification of Attendance			Yes	1.667%
8	Did the CEO/Managing Director attend at least one of the last two AGMs?	The Chairman and President, who is also the Company's CEO, presided over the last two AGMs and entertained questions and clarifications from shareholders.	AGM Minutes, Certification of Attendance			Yes	1.667%
.	Is a name list of board members attending the AGM available?	Board and committee members attend AGMs as shareholders. Nevertheless, they are introduced to shareholders at AGMs.	AGM Minutes, Certification of Attendance	Name list of board and committee members who will attend or who attended AGMs is not included			1.667%
10	Do AGM minutes record that there was an opportunity allowing shareholders to ask questions/raise issues in the past year?	An open forum is provided during AGMs where questions and clarifications from shareholders are entertained.	AGM Minutes				
10.1	Is there a record of answers and questions?	An open forum is provided during AGMs where questions and clarifications from shareholders are entertained.	AGM Minutes			Yes	0.833%
10.2	Is there a record of resolutions in the minutes?	All resolutions passed and approved during AGMs are recorded.	AGM Minutes			Yes	0.833%
11	Attendance of the Board Committee Chairs	Board committee members attend AGMs as shareholders. Nevertheless, they are					

		introduced to shareholders at AGMs.					
11.1	Did the Chairman of the Audit Committee attend the last two AGMs?	The Chairman of the Audit Committee attended the last two AGMs but his attendance was recorded as a shareholder.	AGM Minutes			Yes	0.556%
11.2	Did the Chairman of the Compensation / Remuneration / Governance Committee attend the last two AGMs?	The Chairman of the Compensation Committee attended the last two AGMs but his attendance was recorded as a shareholder.	AGM Minutes			Yes	0.556%
11.3	Did the Chairman of the Nomination Committee attend the last two AGMs?	The Chairman of the Nomination Committee did not attend the last two AGMs.	AGM Minutes	No			0.556%
Tal er Rules							
12	Does the Company have anti-takeover defenses?						
12.1	Do Board members collectively own more than 25% of outstanding shares?		Information Statement, SEC 17A			No	0.833%
12.2	What is the proportion of outstanding shares that are considered "free float"?		Information Statement, SEC 17A, PSE Website			over 60%	0.833%
Part II. EQUITABLE TREATMENT OF SHAREHOLDERS		**20%**					
Voting Rights for Shareholders							
13	For the same class of shares, does the principle of one share one vote apply?		Information Statement, Articles of Incorporation			Yes	1.667%
14	Does the Company have any mechanism that allows minority shareholders to influence board composition?	For election of directors, cumulative voting is recognized.	Information Statement, SEC 17A			Yes	1.667%
Shareholders Conflict							
15	Has there been any case of insider trading involving company directors and management in the past two years?	Directors and management act in the best interest of shareholders and have not been involved in any case of insider trading.	SEC and/or PSE records			No	1.667%
.	Has the Company established a system to prevent the use of material inside information and inform all employees, management and board members of this system?	The Company has a policy regarding the use of material inside information and all parties concerned are aware of the policy.	Corporate Governance			Yes	1.667%
17	Has there been any complaint/dispute/problem regarding related-party transaction in the past two years?		SEC and/or PSE Records			No	1.667%
18	Does the Company have a policy that requires management to disclose related-party transaction?	In case of related-party transaction, the Company provides the: (1) name, (2) relationship, (3) policy, and (4) value of related-party transactions.	Annual Report, SEC 17A, Audited Financial Statements, Information Statement			Yes	1.667%

19	Are the nature and extent of transactions with affiliated and related parties communicated to shareholders annually?	In case of related-party transactions, Company provides the: (1) name, (2) relationship, (3) policy, (4) values, (5) rationale, and (6) board action	SEC 17-A, Audited Financial Statements, Information Statement			Yes	1.667%
20	Is the Company a part of an economic group where the parent/controlling shareholder also controls key suppliers, customers, and/or similar businesses?		Notes to the Audited Financial Statements, SEC 17A, Information Statement			No	1.667%
Proxy Voting							
21	Does the Company facilitate voting by proxy?	The Company sends out proxy voting forms.	Notice of AGM, Proxy Form together with the Information Statement			Yes	1.667%
2	Does the notice to shareholders specify the documents required to give proxy?	The Company provides sufficient information for shareholders, in order to facilitate the use of proxy voting.	Notice to AGM, Proxy Form together with the Information Statement			Yes	1.667%
23	Is there any requirement for a proxy appointment to be notarized?		Proxy Form together with the Information Statement	For corporate stockholders - YES, the Sec Cert is required to be notarized		For individual stockholders - NO	1.667%
AGM Procedures							
24	How many days in advance does the Company send out notice of general shareholder meetings?		Notice of AGM, By-Laws, Information Statement			At least one (1) month prior	1.667%
24.1	Date of Notice	Last AGM	Notice of AGM, Information Statement	08 May 2009			
24.2	Date of Actual Meeting	Last AGM	Notice of AGM, Information Statement , AGM Minutes	26 June 2009			

Part III. THE ROLE OF STAKEHOLDERS IN CORPORATE GOVERNANCE 10%

Rights Recognition							
25	Does the Company explicitly mention the safety and welfare of its employees?	Employee policies, functions and other conditions of employment are provided in the Employees' Handbook given to all employees.	Employees' Handbook, Standard Operating Procedures			Yes, comprehensive coverage	0.909%
	Does the Company provide an ESOP (Employee Share Option Program), or other long-term employee incentive plan linked to shareholder value creation, to employees?		The Company has no ESOP	No			0.909%
27	Does the Company provide a retirement plan/fund or its equivalent for its employees?	The Company has a retirement plan/fund for employees.	Audited Financial Statements			Yes	0.909%
28	Does the Company provide a continuing training program for its employees?	Employees may apply for training programs.	CG Manual			Yes, subject to Company approval	0.909%
29	Does the Company explicitly mention the role of customers?	The Company' s share in oil production is sold through a consortium.		No coverage			0.909%
30	Does the Company explicitly mention the role of suppliers/business partners?	The Company does not produce any product requiring supplies. All supplies		No coverage			0.909%



		related to oil production are handled through a consortium.					
31	Does the Company explicitly mention its obligations to shareholders?		Annual Report, Mission/Vision Statement, website			Yes	0.909%
32	Does the Company explicitly mention its obligations to creditors?		Annual Report, Audited Financial Statement			Yes	0.909%
33	Does the Company explicitly mention environmental issues in its public communication?	Communications and actions on environmental issues relating to oil exploration and production are done through a consortium.	SEC Form 17-A, Information Statement			Yes	0.909%
34	Does the Company explicitly mention its broader obligations to society and / or the community?	Community relations and allied activities relating to oil exploration and production are done through a consortium.	Annual Report, SEC 17A, Information Statement			Yes	0.909%
35	Does the Company disclose pending legal and tax proceedings, tax assessment notices and voluntary assessment program availments that it considers to be potentially material to its business?	Part of full disclosure.	SEC Form 17-A, Information Statement		Yes, if any		0.909%

Part IV. DISCLOSURE AND TRANSPARENCY 25%

Material Information

36	Does the Company have a transparent ownership structure?	The Company's ownership structure is fully disclosed.					
36.1	Breakdown of shareholdings		SEC 17A, Information Statement, List of Stockholders Report to SEC/PSE			Yes	0.446%
36.2	Is it easy to identify beneficial ownership?		SEC 17A, Information Statement, List of Stockholders report to SEC/PSE			Yes	0.446%
3	Are directors' shareholdings disclosed?		SEC 17A, Information Statement, Public Ownership Quarterly Report			Yes	0.446%
36.4	Are management's shareholdings disclosed?		SEC 17A, Information Statement, Public Ownership Quarterly Report			Yes	0.446%
37	Does the Company have a dispersed ownership structure?		SEC 17A, Information Statement, Public Ownership Quarterly Report	Major shareholder group owns less than 50%			1.786%
38	Assess the quality of the Annual Report, in particular, the following:						

38.1	Financial performance		SEC Form 17A, Annual Report, Information Statement			Reports are clear, comprehensive, and informative.	0.223%
38.2	Business operations, competitive position, and other non-financial matters		Information Statement			Reports are clear & comprehensive and informative.	0.223%
38.3	Board member background		SEC Form 17A, Information Statement			Full coverage, showing name, position, experience, & shareholding.	0.223%
38.4	Basis of the Board compensation	Directors only receive a per diem. No other compensation is given to directors.	SEC Form 17-A, Information Statement	No coverage			0.223%
38.5	Operating risks		SEC Form 17-A, Information Statement			Required disclosures are made	0.223%
38.6	Identification of Independent Directors		By-Laws, SEC 17A, Information Statement			Yes	0.223%
38.7	Board meeting attendance of individual directors	Individual director attendance should be disclosed.	Certificate of Attendance disclosure to PSE/SEC	Available			0.223%
38.8	Does the Company have a policy requiring full disclosure of details of related-party transactions in public communications?	In case of related-party transactions, Company provides the: (1) name, (2) relationship, (3) policy, (4) value, and (5) rationale.	Annual Report, SEC 17A, Information Statement			Yes	0.223%
39	Is there any statement requesting directors to report their transactions of the Company shares?		SEC Form 23A/B			Yes	1.786%
Audit Process							
40	Does the Audit Committee have a Charter?		CG Manual	Audit Committee follows the CG Manual			1.786%
41	Does the Company have an internal audit operation established as a separate unit in the Company?		CG Manual, Annual Report, Information Statement	The Company has no internal audit unit but retains an internal auditor.			1.786%
42	Does the internal auditor report to the board audit committee?			When required by Audit Committee			1.786%
43	Does the internal audit function provide an independent evaluation of the internal control processes of the Company?		CG Manual	Yes			1.786%
[illegible]	Does the Company perform an annual audit using SEC accredited external auditors?	Annual audit is done by SGV & Company	Audited Financial Statements. SEC 17A, Information Statement			Yes	1.786%
45	Are financial reports disclosed in a timely manner during the past year?		SEC 17A and 17Q, Audited Financial Statements			Yes	1.786%
46	Are there any accounting qualifications in the audited financial statements apart from the Qualification on Uncertainty of Situation?		Auditor's Report			None	1.786%
47	Does the Company website disclose up-to-date information on:						
47.1	Business operation	Record the date the website was	Company Website			Yes	0.223%

47.2	Financial statements	examined: November 10, 2008. Print out the evidence with website dates.	Company Website			Yes	0.223%
47.3	Press release		Company Website			Yes	0.223%
47.4	Shareholding structure		Company Website			Yes	0.223%
47.5	Organization structure		Company Website			Yes	0.223%
47.6	**N/A**		Company Website			Yes	0.223%
47.7	Downloadable annual report (SEC 17A)		Company Website			Yes	0.223%
47.8	Notice to call shareholders' meeting		Company Website			Yes	0.223%
48	Does the Company provide contact details for a specific Investor Relations person or unit that is easily accessible to outside investors?	The Company's Stocks Department acts as the investor relations unit	Company Website			Yes	1.786%
4.	Does the Company offer multiple channels of access to information? Multiple channels include:						
49.1	Annual report		Annual Report			Yes	0.446%
49.2	Company website		Company Website			Yes	0.446%
49.3	Analyst briefing(s)	The Company has never procured an analyst's briefing.		No			0.446%
49.4	Press conference(s)/press briefing(s)	The Company has never procured a press conference/briefing.		No			0.446%

Part V. BOARD RESPONSIBILITY		**25%**					
Monitoring and Control							
50	Does the Company have its own written Corporate Governance Manual that clearly describes its value system and board responsibilities?		CG Manual			Yes	1.389%
51	Does the Board of Directors provide a code of ethics or statement of business conduct for all directors and employees?		CG Manual	Yes			1.389%
52	Does the Company have corporate vision/mission/values?		Annual Report, Company Website			Yes	1.389%
53	Does the PSE have any evidence of non-compliance of the Company with PSE rules and regulations in the last year?	The Company was delayed in publishing its 2006 audited financial reports due to delay in the finalization of the audited financial statements of an affiliate.				No	1.389%
54	Assess the quality of the Audit Committee Report in the Annual Report		No Audit Committee Report is included in the Annual Report. The Audit Committee submits its internal report to the Board of Directors.				

54.1	Attendance			Yes			0.278%
54.2	Internal control			Yes			0.278%
54.3	Proposed auditors			Yes			0.278%
54.4	Financial report review			Yes			0.278%
54.5	Legal compliance			Yes			0.278%
55	Have board members participated in the training on Corporate Governance (i.e. PDP, CGOP, Corporate Retreat, etc.)?	Directors have attended seminars on CG and risk management.	Certificate of Attendance submitted to SEC/PSE			Yes	1.389%
56	Have senior management executives attended training on Corporate Governance?	Senior management executives have attended seminars on CG and risk management.	Certificate of Attendance submitted to SEC/PSE			Yes	1.389%
57	What is the attendance performance of the board members during the past 12 months?		Certificate of Attendance disclosure to SEC/PSE			>80% Average attendance	1.389%
58	Does the Company provide a risk management policy?		CG Manual			Yes	1.389%
59	Does the Company clearly distinguish the roles and responsibilities of the board and management?		CG Manual			Yes	1.389%
60	Does the board conduct an annual self-assessment?					Yes	1.389%
61	Does the Company conduct an annual performance assessment of the CEO/President?	All officers and employees undergo annual performance evaluation.	Report forms part of employees' 201 file			Yes	1.389%
62	How many board meetings are held per year?				at least 12		
62.1	Does the firm report board meeting attendance of individual directors?		Certificate of Attendance disclosure to SEC/PSE			Yes	1.389%

Conflict of Interests

63	Is the Chairman a non-executive director?			No			1.389%
64	Does the board appoint committees with independent members to carry out various critical responsibilities such as:						
ε	*Audit*. If yes, are the following items disclosed?						
64.1.1	Charter/ Role and responsibilities		,CG Manual	Yes			0.093%
64.1.2	Profile / Qualifications		CG Manual	Yes			0.093%
64.1.3	Independence		CG Manual	Yes			0.093%
64.1.4	Is the Chairman of the Committee an independent director?		Disclosure to SEC/PSE			Yes	0.093%
64.1.5	Performance / Meeting Attendance		CG Manual	Yes			0.093%
64.2	*Compensation / Remuneration*. (Compensation/ Remuneration Committee) If						


INSTITUTE of
CORPORATE
DIRECTORS

	yes, are the following items disclosed?						
64.2.1	Charter/Role and Responsibilities		CG Manual	Yes			0.154%
64.2.2	Is the Committee composed of a majority of independent directors?		Information Statement, Disclosure to SEC/PSE	No			0.154%
64.2.3	Performance / Meeting Attendance		Disclosure to SEC/PSE, Certification of Attendance	Yes			0.154%
64.3	*Nomination Committee.* If yes, are the following items disclosed?						
64.3.1	Charter/Role and Responsibilities		CG Manual	Yes			0.154%
64.3.2	Is the Committee composed of a majority of independent directors?		Information Statement, Disclosure to SEC/PSE	No			
64 ´	Performance / Meeting Attendance		Certificate of Attendance, Disclosure to SEC/ PSE	Yes			0.154%
Board Composition							
65	How many board members are independent directors?		Information Statement, Disclosure to PSE/SEC	2 or>20% of Board			1.389%
66	Does Company state in its Annual Report the definition of "independence" for identifying independent directors in public communications?		CG Manual, CG Policy	No			1.389%
67	Does the Company have a separate report of the Board of Directors describing their responsibilities in reviewing the firm's financial statement?			No			1.389%

COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

ADRIAN S. ARIAS

Contact Person

631-8151

Company Telephone Number

1 2 | 3 1
Month | *Day*

GENERAL INFORMATION SHEET

FORM TYPE

Month *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

9 3 2 0

Total No. of Stockholders

Total Amount of Borrowings

P0.00

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

RECEIVED
2000 JUL 19 P 12:40

Remarks = pls. use black ink for scanning purposes


HRAD
Central Receiving and Records Division
JUL 13 2010

GENERAL INFORMATION SHEET (GIS)
FOR THE YEAR 2010
STOCK CORPORATION

GENERAL INSTRUCTIONS:

1. FOR USER CORPORATION: THIS GIS SHOULD BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE ANNUAL STOCKHOLDERS' MEETING, **DO NOT LEAVE ANY ITEM BLANK.** WRITE "N.A" IF THE INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION OR "NONE" IF THE INFORMATION IS NON-EXISTENT.
2. IF NO MEETING IS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL MEETING (AS PROVIDED IN THE BY-LAWS). HOWEVER, SHOULD AN ANNUAL STOCKHOLDERS' MEETING BE HELD THEREAFTER, A NEW GIS SHALL BE SUBMITTED/FILED.
3. THIS GIS SHALL BE ACCOMPLISHED IN ENGLISH AND CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY OF THE CORPORATION.
4. THE SEC SHOULD BE TIMELY APPRISED OF RELEVANT CHANGES IN THE SUBMITTED INFORMATION AS THEY ARISE. FOR CHANGES RESULTING FROM ACTIONS THAT AROSE BETWEEN THE ANNUAL MEETINGS, THE CORPORATION SHALL SUBMIT ONLY THE AFFECTED PAGE OF THE GIS THAT RELATES TO THE NEW INFORMATION TOGETHER WITH A COVER LETTER SIGNED BY THE CORPORATE SECRETARY OF THE CORPORATION. THE PAGE OF THE GIS AND COVER LETTER SHALL BE SUBMITTED WITHIN SEVEN (7) DAYS AFTER SUCH CHANGE OCCURRED OR BECAME EFFECTIVE.
5. SUBMIT FIVE (5) COPIES OF THE GIS TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BLDG., EDSA, MANDALUYONG CITY. ALL COPIES SHALL UNIFORMLY BE ON A4 OR LETTER-SIZED PAPER WITH A STANDARD COVER PAGE. THE PAGES OF ALL COPIES SHALL USE ONLY ONE SIDE. CORPORATIONS SUBMITTING A COPY OF THEIR GIS ONLINE OR VIA INTERNET SHALL SUBMIT ONE (1) HARD COPY OF THE GIS, TOGETHER WITH A CERTIFICATION UNDER OATH BY ITS CORPORATE SECRETARY THAT THE COPY SUBMITTED ONLINE CONTAINS THE EXACT DATA IN THE HARD COPY.
6. **ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THESE INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED.**
7. THIS GIS MAY BE USED AS EVIDENCE AGAINST THE CORPORATION AND ITS RESPONSIBLE DIRECTORS/OFFICERS FOR ANY VIOLATION OF EXISTING LAWS, RULES AND REGULATIONS

============================== PLEASE PRINT LEGIBLY ==============================

CORPORATE NAME: THE PHILODRILL CORPORATION		**DATE REGISTERED:** June 26, 1969
BUSINESS/TRADE NAME: The Philodrill Corporation		
SEC REGISTRATION NUMBER: 38683		**FISCAL YEAR END:** December 31
DATE OF ANNUAL MEETING PER BY-LAWS: month of May		**CORPORATE TAX IDENTIFICATION NUMBER (TIN)** 041-000-315-612
ACTUAL DATE OF ANNUAL MEETING: June 23, 2010		**WEBSITE/URL ADDRESSES** www.philodrill.com
COMPLETE PRINCIPAL OFFICE ADDRESS: 8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City		**E-MAIL ADDRESS:** info@philodrill.com
COMPLETE BUSINESS ADDRESS: 8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City		**FAX NUMBER:** (632) 631-8080
NAME OF EXTERNAL AUDITOR & ITS SIGNING PARTNER: SGV & Co. / Alvin m. Pinpin	**SEC ACCREDITATION NUMBER (if applicable):** N/A	**TELEPHONE NUMBER(S):** (632) 631-1801 to 05 (632) 631-8151 / 52
PRIMARY PURPOSE/ACTIVITY/INDUSTRY PRESENTLY ENGAGED IN: a) Primary : Investment b) Secondary : Oil Exploration c) Activity : Petroleum Operation	**INDUSTRY CLASSIFICATION:** N/A	**GEOGRAPHICAL CODE:** N/A

============================== INTERCOMPANY AFFILIATIONS ==============================

PARENT COMPANY	SEC REGISTRATION NO.	ADDRESS
N/A	N/A	N/A

SUBSIDIARY/AFFILIATE	SEC REGISTRATION NO.	ADDRESS
PentaCapital Investment Corporation	AS093006947	10th Flr., ACT Tower, 135 Sen. Gil J. Puyat Avenue Makati City

NOTE: USE ADDITIONAL SHEET IF NECESSARY

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

CAPITAL STRUCTURE

AUTHORIZED CAPITAL STOCK

	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (Php) (No. of shares X Par/Stated Value)
	common	200,000,000,000	P0.01	P2,000,000,000.00
			TOTAL P	P2,000,000,000.00

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
		common	36,523,596,943		P0.01	P365,235,969.43	19.0358%
			132,940		0.01	1,329.40	
					TOTAL	P365,237,298.83	

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
Percentage of Foreign Equity:					TOTAL		
					TOTAL SUBSCRIBED	P365,237,298.83	19.0358%

PAID-UP CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
		common	152,411,517,637	P0.01	P1,524,115,176.37	79.4352%
				TOTAL	P1,524,115,176.37	

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (Php)	% OF OWNERSIP
		common	2,933,557,838	P0.01	P29,335,578.38	1.5289%
				TOTAL	P29,335,578.38	
				TOTAL PAID-UP	P1,918,688,053.58	99.999%

NOTE: USE ADDITIONAL SHEET IF NECESSARY

* Common, Preferred or other classification

GENERAL INFORMATION SHEET

STOCK CORPORATION

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME:

THE PHILODRILL CORPORATION

DIRECTORS / OFFICERS						
NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	**INC'R**	**BOARD**	**STOCK HOLDER**	**OFFICER**	**EXEC. COMM.**	**TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS**
1. **ALFREDO C. RAMOS** Filipino 125 Pioneer St., Mandaluyong City	N	C	Y	President	C	132-017-513
2. **AUGUSTO B. SUNICO** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	M	100-717-372
3. **PRESENTACION S. RAMOS** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	N/A	125-496-733
4. **CHRISTOPHER M. GOTANCO** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	N/A	125-114-467
5. **ADRIAN S. RAMOS** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	N/A	188-355-989
6. **FRANCISCO A. NAVARRO** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	Executive Vice-President	M	100-717-285
7. **MARCIANO A. PADILLA** Filipino 125 Pioneer St., Mandaluyong City	N	M	Y	N/A	N/A	154-431-903
8. **HONORIO A. POBLADOR, III** Filipino Telecoms Plaza, Sen. G.J. Puyat Ave., Makati City	N	I	Y	N/A	N/A	112-105-590
9. **NICASIO I. ALCANTARA** Filipino Alsons Bldg., Pasong Tamo Ext., Makati City	N	I	Y	N/A	N/A	105-252-527
10. **REYNALDO E. NAZAREA** Filipino 125 Pioneer St., Mandaluyong City	N	N/A	N	Treasurer/VP Admin.	M	100-717-294
11. **ALESSANDRO O. SALES** Filipino 125 Pioneer St., Mandaluyong City	N	N/A	N	VP for Exploration and Production	M	106-208-128
12. **ADRIAN S. ARIAS** Filipino 125 Pioneer St., Mandaluyong City	N	N/A	Y	Corporate Secretary	M	107-439-052
13.						
14.						
15.						

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER, "I" FOR INDEPENDENT DIRECTOR.
FOR INC'R COLUMN, PUT "I" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, FROM VP UP INCLUDING THE POSITION OF THE TREASURER, SECRETARY, COMPLIANCE OFFICER AND/OR ASSOCIATED PERSON.
FOR EXECUTIVE COMMITTEE, INDICATE "C" IF MEMBER OF THE COMPENSATION COMMITTEE; "A" FOR AUDIT COMMITTEE; "N" FOR NOMINATION AND ELECTION COMMITTEE, ADDITIONALLY WRITE "C" AFTER SLASH IF CHAIRMAN AND "M" IF MEMBER.

GENERAL INFORMATION SHEET

STOCK CORPORATION

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME:

THE PHILODRILL CORPORATION

TOTAL NUMBER OF STOCKHOLDERS:	NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:
9,291	

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: P1,718,482,897.00

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP	AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
1.PCD NOMINEE CORP. Filipino 37th flr. Tower I, The Enterprise Ctr. 6766 Ayala Ave. cor. Paseo de Roxas, Makati	common	140,921,578,735	P1,409,215,787.35	73.4468%	P1,226,597,802.63	003-461-151
	TOTAL					
2. NATIONAL BOOK STORE, INC. Filipino Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	11,065,631,002	P110,656,310.02	5.7672%	P110,656,310.02	000-325-972V
	TOTAL					
3. VULCAN INDUSTRIAL & MINING CORP. Filipino 7th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	9,742,830,823	P97,428,308.23	5.0778%	P97,428,308.23	000-062-736
	TOTAL					
4. ALAKOR CORPORATION Filipino 9th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	5,115,639,206	P51,156,392.06	2.6662%	P51,156,392.06	000-175-116
	TOTAL					
5. ALAKOR SECURITIES CORPORATION Filipino 5th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	2,422,303,400	P24,223,034.00	1.2624%	P24,223,034.00	003-461-151
	TOTAL					
6. ALSONS CONSOLIDATED RESOURCES, INC. Filipino Alsons Bldg., Pasong Tamo Extension Makati City	common	566,720,000	5,667,200.00	0.2953%	P5,667,200.00	048-001-748-412
	TOTAL					
7. CONRADO S. CHUA Filipino 30 Santiago St., SFDM Quezon City	common	490,565,136	P4,905,651.36	0.2556%	P4,905,651.36	133-047-980
	TOTAL					
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
TOTAL AMOUNT OF PAID-UP CAPITAL						

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET
STOCK CORPORATION

=============================== **PLEASE PRINT LEGIBLY** ===============================

CORPORATE NAME: **THE PHILODRILL CORPORATION**

TOTAL NUMBER OF STOCKHOLDERS: 9,291	**NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:**

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: **P1,718,482,897.00**

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP	AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
8. RCBC TA# 72-230-8 Filipino RCBC Bldg., Ayala Avenue Makati City	common	385,482,500	P3,854,825.00	0.2009%	P3,854,825.00	320-000-599-760
	TOTAL					
9. ERNESTO CHUA CHIACO Filipino 223 Recoletos St. Urdaneta Vill., Makati City	common	380,000,000	P3,800,000.00	0.1980%	P3,800,000.00	100-180-208
	TOTAL					
10. NICASIO ALCANTARA Filipino Alsons Bldg., Pasong Tamo Extension Makati City	common	363,200,000	P3,632,000.00	0.1892%	P3,632,000.00	105-252-527
	TOTAL					
11. TRAFALGAR HOLDINGS PHIL., INC. Filipino 9th Flr., Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	common	360,993,600	P3,609,936.00	0.1881%	P3,609,936.00	000-192-318
	TOTAL					
12. ALBERT AWAD Filipino 2135-A Pasong Tamo St. Makati City	common	351,561,991	P3,515,619.91	0.1832%	P3,515,619.91	105-336-546
	TOTAL					
13. DOMINGO U. LIM Filipino 471-473 Q. Paredes St. Binondo, Manila	common	350,000,000	P3,500,000.00	0.1824%	P3,500,000.00	129-123-475
	TOTAL					
14. RCBC TRUST ACCOUNT #32-314-4 Filipino RCBC Bldg., Ayala Avenue Makati City	common	336,882,100	P3,368,821.00	0.1755%	P3,368,821.00	320-000-599-760
	TOTAL					
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
TOTAL AMOUNT OF PAID-UP CAPITAL						

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET
STOCK CORPORATION

==================== PLEASE PRINT LEGIBLY ====================

CORPORATE NAME:
THE PHILODRILL CORPORATION

TOTAL NUMBER OF STOCKHOLDERS: 9,291	NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: **P1,718,482,897.00**

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP	AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
15. ALBERTO MENDOZA &/OR JEANIE C. MENDOZA Filipino 1145 Aguilar, Tondo, Manila	common	317,910,514	P3,179,105.14	0.1656%	P3,179,105.14	139-569-952
	TOTAL					
16. CHRISTINE C. CHUA Filipino 30 Santiago St., SFDM Quezon City	common	254,097,005	P2,540,970.05	0.1324%	P2,540,970.05	133-047-972
17. PHIL. REMNANTS CO., INC. Filipino 2135-A Pasong Tamo St. Makati City	common	188,247,468	P1,882,474.68	0.0981%	P1,882,474.68	321-000-137-064
	TOTAL					
18. AYALA CORPORATION Filipino c/o BPI Securities, Ayala Avenue Makati City	common	188,068,125	P1,880,681.25	0.0980%	P1,880,681.25	000-153-610
19. ANITA N. TY Filipino 1401 San Marcelino Ermita, Manila	common	179,929,796	P1,799,297.96	0.0937%	P1,799,297.96	113-292-105
	TOTAL					
20. JOSE D. SANGALANG Filipino 1461 Oliman St., San Miguel Vill., Makati	common	177,476,356	P1,774,763.56	0.0924%	P1,774,763.56	147-407-845
	TOTAL					
21. OTHERS (Indicate the number of the remaining stockholders)	common	17,709,687,601	P177,096,876.01	9.2297%	P177,096,243.36	
	TOTAL					
TOTAL AMOUNT OF SUBSCRIBED CAPITAL			**P177,096,876.01**			
TOTAL AMOUNT OF PAID-UP CAPITAL					**P1,736,069,436.21**	

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET
STOCK CORPORATION

=================================== PLEASE PRINT LEGIBLY ===================================

CORPORATE NAME:
THE PHILODRILL CORPORATION

1. INVESTMENT OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION
1.1 STOCKS	N/A	N/A
1.2 BONDS/COMMERCIAL PAPER (Issued by Private Corporations)	N/A	N/A
1.3 LOANS/CREDITS/ADVANCES	N/A	N/A
1.4 GOVERNMENT TREASURY BILLS	N/A	N/A
1.5 OTHERS	N/A	N/A

2. INVESTMENT OF CORPORATE FUNDS IN ACTIVITIES UNDER ITS SECONDARY PURPOSES (PLEASE SPECIFY:)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS RATIFICATION
N/A	N/A	N/A

3. TREASURY SHARES	NO. OF SHARES	% AS TO THE TOTAL NO. OF SHARES ISSUED
	N/A	N/A

4. UNRESTRICTED/UNAPPROPRIATED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR: N/A

5. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDEND	AMOUNT (PhP)	DATE DECLARED
5.1 CASH	N/A	N/A
5.2 STOCK	N/A	N/A
5.3 PROPERTY	N/A	N/A
TOTAL	N/A	N/A

6. ADDITIONAL SHARES ISSUED DURING THE PERIOD:

DATE	NO. OF SHARES	AMOUNT
N/A	N/A	N/A

SECONDARY LICENSE/REGISTRATION WITH SEC AND OTHER GOV'T AGENCY: NONE

NAME OF AGENCY:	SEC	B S P	I C
TYPE OF LICENSE/REGN.	N/A	N/A	N/A
DATE ISSUED:	N/A	N/A	N/A
DATE STARTED OPERATIONS:	N/A	N/A	N/A

TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR (in PhP)	TOTAL NO. OF OFFICERS	TOTAL NO. OF RANK & FILE EMPLOYEES	TOTAL MANPOWER COMPLEMENT
P720,000.00	11	18	29

NOTE: USE ADDITIONAL SHEET IF NECESSARY

I, **ADRIAN S. ARIAS**, Corporate Secretary OF THE ABOVE-MENTIONED CORPORATION DECLARE UNDER THE PENALTY OF PERJURY, THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET WHICH CONSISTS OF **EIGHT (8)** PAGES HAVE BEEN MADE IN GOOD FAITH, DULY VERIFIED BY ME AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, ARE TRUE AND CORRECT.

I UNDERSTAND THAT THE FAILURE OF THE CORPORATION TO FILE THIS GIS FOR EIGHT (8) CONSECUTIVE YEARS SHALL BE CONSTRUED AS NON-OPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF THE CORPORATIONS CERTIFICATE OF INCORPORATION IN THIS EVENTUALITY, THE CORPORATION HEREBY WAIVES ITS RIGHT TO A HEARING FOR THE SAID REVOCATION.

DONE THIS JUL 13 2010 DAY OF JULY 2010 IN MANDALUYONG CITY.



ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN TO BEFORE ME IN QUEZON CITY, PHILIPPINES ON JUL 13 2010, AFFIANT PERSONALLY APPEARED BEFORE ME AND EXHIBITED TO ME HIS COMMUNITY TAX CERTIFICATE NO. 14991769 ISSUED AT MANDALUYONG CITY ON JANUARY 4, 2010.

DOC. NO. 27 ;
PAGE NO. 7 ;
BOOK NO. 97 ;
SERIES OF 10 ;

NOTARY PUBLIC FOR ________ CITY/PROVINCE
Notarial Commission No. ________
Commission expires on December 31 ________
Roll of Attorney Number ________
PTR No. ________
IBP No. ________
Office Address ________

ATTY. JOEL G. CORDOLA
NOTARY PUBLIC
NOTARIAL COMMISSION NO. NP-052
COMMISSION EXPIRES DEC 31, 2011
PTR NO. 3176482; 1/04/2010; Q.C.
IBP NO. 774185; 1/12/2010; Q.C.
ROLL OF ATTORNEY NO. 25103

RECEIVED

2010 JUL 19 P 12: 18

FFICE OF INTERNA... CORPORATE FINANCE



THE PHILODRILL CORPORATION

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, 1550 Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080
E-mail: info@philodrill.com
Website: www.philodrill.com

Information Statement
Annual Stockholders' Meeting
June 23, 2010

COVER SHEET

3	8	6	8	3					

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Adrian S. Arias	631-8151
Contact Person	Company Telephone Number

SEC FORM 20-IS

Definitive Information Statement

FORM TYPE

1 2	3 1		
Month	*Day*	*Month*	*Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

9320	P0.00	
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes


SEC-CFD

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS

INFORMATION STATEMENT PURSUANT TO SECTION 20 OF THE SECURITIES REGULATION CODE

1. Check the appropriate box:
   [ ] Preliminary Information Statement
   [/] Definitive Information Statement

2. Name of Registrant as specified in its charter: **THE PHILODRILL CORPORATION**

3. Jurisdiction of incorporation or organization: **Philippines**

4. SEC Identification Number: **38683**

5. BIR Tax Identification Code: **041–000–315–612**

6. **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City** **1550**
   Address of principal office Postal Code

7. Registrant's telephone number, including area code: **(632) 6318151-52; (632) 6311801-05**

8. **23 JUNE 2010, 2:30 p.m., Palawan Room, EDSA Shangri-la Manila, 1 Garden Way, Ortigas Center, Mandaluyong City**
   Date, time and place of the meeting of security holders

9. Approximate date on which the Information Statement is first to be sent or given to security holders: **23 May 2010**

10. Name of Person Filing the Statement/Solicitor: **The Philodrill Corporation**
    Address: **8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550**
    Telephone No.: **(632) 6318151-52; (632) 6311801-05**

11. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Common	191,868,805,358

12. Are any or all of registrant's securities listed in a Stock Exchange?
    YES, Philippine Stock Exchange, Common Shares

THE PHILODRILL CORPORATION
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City 1550, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

INFORMATION STATEMENT

PART I

A. General Information

Item 1. Date, time and place of meeting of stockholders

(a) The 2010 Annual Stockholders' Meeting (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 23 June 2010, 2:30 p.m., at the Palawan Room, EDSA Shangri-la Manila, 1 Garden Way, Ortigas Center, Mandaluyong City. The complete mailing address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer, Mandaluyong City 1550, Philippines.

(b) This Information Statement and the accompanying Proxy Form will be first sent to stockholders at least one (1) month prior to the date of the Meeting in accordance with the Company's By-Laws, or on or before 23 May 2010.

Item 2. Dissenters' Right of Appraisal

A stockholder has the right to dissent and demand payment of the fair market value of his shares in case: (i) any amendment to the Company's Articles of Incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) of any sale, lease, mortgage or disposition of all or substantially all of the corporate assets; and, (iii) of merger or consolidation. If, at any time after this Information Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise his right of appraisal must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his stock certificates. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

NO corporate action is being proposed or submitted at the Meeting that may call for the exercise of a stockholder's right of appraisal.

Item 3. **Interest or Opposition of Certain Persons in Matters to be Acted Upon**

(a) **NO** director, officer, or associate of such director or officer has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon in the Meeting, except election of directors.

(b) **NO** director of the Company has informed the Company in writing that he intends to oppose any action to be taken by the Company at the Meeting.

B. Control and Compensation Information

Item 4. **Voting Securities and Principal Holders Thereof**

(a) Class and Number of Shares. The Company has only one (1) class of shares – Common Shares – which are issued and transferable to both Philippine and non-Philippine nationals; *provided,* that the Company's Common Shares shall not be issued to non-Philippine nationals in excess of forty percent (40%) of the Company's outstanding capital stock. As of Record Date, the Company's outstanding capital stock is 191,868,805,358 shares. Each share is entitled to one (1) vote.

(b) Record Date. The Record Date with respect to this solicitation is 24 March 2010. Only stockholders of record as at the close of business on 24 March 2010 are entitled to notice of, and to vote at, the Meeting.

(c) Cumulative Voting. Stockholders entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer book of the Company for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided,* that the number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the number of directors to be elected.

(d) Owners of 5% or More. The following persons are known to the Company to be directly or indirectly the owner of more than 5% of the Company's voting securities as of April 30, 2010:

Class	Name/Address of Record Owner	Relationship With Issuer	Name of Beneficial Owner	Citizenship	No of Shares Held	Percentage Ownership
Common	PCD Nominee Corporation 37/F Tower 1 Enterprise Center 6766 Ayala Ave, Makati	Stockholder	Various clients (Notes A and C)	Filipino	71,584,062,417	37.31%
Common	Alakor Securities Corporation 5/F Quad Alpha Centrum 125 Pioneer, Mandaluyong	Stockholder	National Book Store Inc	Filipino	35,524,998,975	18.52%
Common	Alakor Securities Corporation 5/F Quad Alpha Centrum	Stockholder	Alakor Corporation	Filipino	34,038,593,801	17.74%

	125 Pioneer, Mandaluyong					
Common	National Book Store Inc 4/F Quad Alpha Centrum 125 Pioneer, Mandaluyong	Stockholder	National Book Store Inc	Filipino	11,065,631,002	5.76%
Common	Vulcan Industrial & Mining Corp 7/F Quad Alpha Centrum 125 Pioneer, Mandaluyong	Stockholder	Vulcan Industrial & Mining Corp	Filipino	9,742,830,823	5.07%

Note A: The number of shares held by PCD Nominee Corporation (PCD) is net of the shares held by Alakor Securities Corporation (ASC) for the accounts of National Book Store Inc (NBS) and Alakor Corporation (AC).

Note B: Of the 71,584,062,417 shares held by PCD,68,436,647,850 shares have been fully paid and issued, while 3,147,414,567 are subscribed. Of the 35,5206298,975 shares held by ASC for NBS, 18,789,033,173 shares have been fully paid and issued, while 16,735,965,802 are subscribed. Of the 34,038,593,801 shares held by ASC for AC, 17,302,628,000 shares have been fully paid and issued, while 16,735,965,801 are subscribed.

Note C: The shares registered in the name of PCD are beneficially owned by its clients. Thus, PCD does not vote the number of shares registered in its name; instead, PCD issues a general proxy constituting and appointing each of its participants as PCD's proxy to vote for the number of shares owned by such participant in PCD's books as of Record Date. The proxies of ASC, NBS, AC and Vulcan Industrial & Mining Corporation (VIMC) are appointed by their respective Boards of Directors and the Company becomes aware of such proxies only when the appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos has been appointed proxy for ASC, NBS, AC and VIMC for the previous years. Mr. Ramos has direct/indirect interest/shareholdings in NBS, AC and VIMC.

(e) Voting Trust Holders of 5% or more. To the extent known to the Company, there is **NO** person holding more than 5% of the Company's voting stock under a voting trust or similar agreement.

(f) Stock Ownership of Management. The Company's directors (D), Chief Executive Officer (CEO) and four most highly compensated officers (O) own the following number of shares as of April 30, 2010:

		Amount/Nature of Beneficial Ownership					
		Issued		Subscribed			
Class	Name of Beneficial Owner	Direct	Indirect	Direct	Indirect	Citizenship	Ownership
Common	Alfredo C. Ramos (D/CEO)	8,820	5,826,650	2,205	-	Filipino	< 0.003%
Common	Presentacion S. Ramos (D)	100,000	217,000,000	25,000	-	Filipino	< 0.0011%
Common	Augusto B. Sunico (D)	4,917	7,647,029	-	1,799,675	Filipino	< 0.004%
Common	Christopher M. Gotanco (D)	1,952,700	23,696,600	2,907,325	5,841,700	Filipino	< 0.016%
Common	Adrian S. Ramos (D)	1,000,000	71,658,508	250,000	6,664,625	Filipino	< 0.0006%
Common	Francisco A. Navarro (D/O)	745,600	20,186,400	-	13,725,000	Filipino	<0.013%
Common	Nicasio I. Alcantara (D)	363,200,000	0	-	-	Filipino	0.237%
Common	Honorio A. Poblador III (D)	29,900,000	0	-	-	Filipino	< 0.019%
Common	Marciano A. Padilla (D)	10,000	0	-	-	Filipino	<0.0006%
Common	Reynaldo E. Nazarea (O)	0	88,525,000	-	22,131,250	Filipino	< 0.0005%
Common	Alessandro O. Sales (O)	0	10,000,000	-	2,500,000	Filipino	<0.00006%
Common	Isabelita L. Matela (O)	273,200	511,952	-	-	Filipino	<0.00004%

As of Record Date, the aggregate number of shares owned by the Company's directors, Chief Executive Officer, four (4) most highly compensated officers and nominees is 898,094,156 shares or approximately 0.47% of the Company's outstanding capital stock. Except for shares appearing on record in the names of the directors and officers above, the Company is not aware of any shares which said persons may have the right to acquire beneficial ownership.

NO change in the control of the Company has occurred since the beginning of the last fiscal year.

Item 5. **Directors and Executive Officers**

(a) The names, ages, citizenship, positions and periods of service of directors, executive officers and persons nominated to become such are as follows:

Name	Age	Citizenship	Position	Period of service	Committee Membership	Period of Service
Alfredo C. Ramos	66	Filipino	Chairman of the Board	1992-Present	Nominations	2004-Present
			President	1989-Present		
Augusto B. Sunico	81	Filipino	Director	1984-Present	Compensation	2005-Present
Christopher M. Gotanco	60	Filipino	Director	2005-Present	Nominations/Audit	2008-Present
Adrian S. Ramos	31	Filipino	Director	2006-Present	Compensation/Audit	2006-Present
Honorio A. Poblador III	62	Filipino	Independent Director	2002-Present	Compensation/Audit	2004-Present
Nicasio I. Alcantara	66	Filipino	Independent Director	2005-Present	Nominations/Audit	2005-Present
Presentacion S. Ramos	67	Filipino	Director	1997-Present		
Francisco A. Navarro	66	Filipino	Director	2006-Present		
			Exec. Vice President	2005-Present		
Marciano A. Padilla	39	Filipino	Director	2009-Present		
Reynaldo E. Nazarea	58	Filipino	Treasurer & VP-Admin	1987-Present	Nominations (non-voting)	2004-Present
Alessandro O. Sales	51	Filipino	VP-Exploration & Prod.	2005-Present		
Adrian S. Arias	47	Filipino	Corporate Secretary	1992-Present		

(1) Directors elected in the Annual Stockholders' Meeting have a term of office of one (1) year and serve as such until their successors are elected in the next succeeding annual stockholders' meeting; *provided*, that a director elected to fill a vacancy in the Board shall serve only the unexpired term of his predecessor.

(2) All directors of the Company were elected in the 2009 Annual Stockholders' Meeting held on 26 June 2009 and have since served in such capacity.

(3) The names of the members and chairpersons of the Company's corporate governance committees are as follows:

Nominations Committee

Nicasio I. Alcantara	-	Independent Director, Chairman
Alfredo C. Ramos	-	Director, Member
Christopher M. Gotanco	-	Director, Member
Reynaldo E. Nazarea	-	Treasurer and Vice-President for Administration, Non-voting Member

Compensation & Remuneration Committee

Honorio A Poblador, III	-	Independent Director, Chairman
Augusto B. Sunico	-	Director, Member
Adrian S. Ramos	-	Director, Member

Audit Committee

Honorio A. Poblador, III	–	Independent Director, Chairman
Nicasio I. Alcantara	–	Independent Director, Member
Christopher M. Gotanco	–	Director, Member
Adrian S. Ramos	–	Director, Member

There are **NO** arrangements that may result in a change in control of the Company.

(4) Independent Directors. Pursuant to Securities Regulation Code (SRC) Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Honorio A. Poblador III and Nicasio I. Alcantara.

In line with the guidelines set by the Nominations Committee and approved by the Board of Directors, the Nominations Committee receives the names of nominees and screens them based on the policies and parameters for screening nominees for independent directorship. The final list of candidates, with the information required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, is herewith attached. Mr. Noel T. Del Castillo nominated Mr. Nicasio I. Alcantara, while Patrick V. Caoile nominated Mr. Honorio A. Poblador III, for re-election as independent directors of the Company for the ensuing fiscal year 2010. Messrs. Castillo and Caoile are not related to either or both Messrs. Alcantara and Poblador.

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

(5) Business Experience of Executive Officers and Directors

Mr. Alfredo C. Ramos is the Chairman of the Board and President/CEO of the Company. He serves as a director and/or executive officer, and maintains business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media (1962-present), mining (1988-present), oil and gas exploration (1989-present), property development (1991-present), shopping center (1992-present), financial services (1992-present), department store (1993-present), retail (1999-present) and transportation (1996-present), among others. In addition to the reporting companies listed in Item 5(a)(6) below, Mr. Ramos is also affiliated as a director and/or officer of the following companies:

Abacus Book & Card Corporation	MRT Holdings, Inc.
Alakor Corporation	North Triangle Depot Comm'l. Corp.
Crossings Department Store Corp.	National Book Store, Inc.
MRT Development Corporation	Shangri-La Plaza Corporation

Ms. Presentacion S. Ramos is a Director of the Company. She serves as a director and/or executive officer, and maintains business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media (1975-present), oil and gas exploration (1984-present), department store (1993-present), mining (1993-present) and stock brokerage (1996-present), among others. In addition to the reporting companies listed in Item 5(a)(6) below,

Ms. Ramos is also affiliated as a director and/or officer of the following companies:

Abacus Book & Card Corporation
Alakor Corporation
Crossings Department Store Corp.
National Book Store, Inc.
Zenith Holdings Corporation

Mr. Augusto B. Sunico is a Director of the Company. He serves as a director and/or executive officer in companies involved in university education (1980-present), oil and gas exploration (1984-present), mining (1991-present), property development (1991-present), financial services (1992-present), shopping center (1992-present) and stock brokerage (1994-present), among others. In addition to the reporting companies listed in Item 5(a)(6) below, Atty. Sunico is also affiliated as a director and/or officer of the following companies:

Manuel L. Quezon University
Marian Security Agency, Inc.
Shangri-La Plaza Corporation
Sunico Malabanan Law Offices
Valle Verde Country Club, Inc.

Mr. Christopher M. Gotanco is a Director of the Company. He serves as a director and/or executive officer in companies involved in oil and gas exploration (1982-present), mining (1993-present), investment holdings (1995-present), transportation (1996-present), property development (1996-present) and financial services, among others. In addition to the reporting companies listed in Item 5(a)(6) below, Mr. Gotanco is also affiliated as a director of the following companies:

Carmen Copper Corporation
MRT Holdings, Inc.
MRT Development Corporation
North Triangle Depot Comm'l. Corp.

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. He has headed the exploration and development groups of, and served as a director in, various companies involved in oil and gas exploration (1982-present) and mining (1993-present). In addition to the reporting companies listed in Item 5 (a)(6) below, Mr. Navarro is also affiliated as a director of the following companies:

Alexandra Condominium Corp.
Quad Alpha Condominium Corp.

Mr. Adrian S. Ramos is a Director of the Company. He serves as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media (1996-present), investment holdings (2005-present), securities (2005-present), property development and infrastructure (2006-present), mining (2006-present) and bulk water supply (2006-present), among others. In addition to the reporting companies listed in Item 5(a)(6) below, Mr. Ramos is also affiliated as a director and/or officer of the following companies:

Alakor Corporation
Aquatlas, Incorporated
Carmen Copper Corporation
Music One Corporation
Peakpres Corporation
Zenith Holdings Corporation

Mr. Marciano A. Padilla is a Director of the Company. He has served as a director and executive officer of companies involved in animal feeds, trucking and agriculture (1995-present), security services (2002-present) and food services (1992-present). In addition to the reporting companies listed in Item 5(a)(6) below, Mr. Padilla is also affiliated as a director and/or officer of the following companies:

Angeles Feeds, Inc.
Angeles General Haulers, Inc.
Angeles Harvest, Inc.
Padi's Point Restaurant Group
Safeguard Security Group

Mr. Nicasio I. Alcantara is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corporation), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources Inc.), financial services (All Asia Capital & Leasing Corp.), agriculture (Sarangani Agricultural Co. Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others. Mr. Alcantara is affiliated as a director and/or officer of the following companies:

Alsons Corporation
Alsons Dev't. & Investment, Inc.
Alsons Land Corporation
BDO Private Bank, Inc.
C. Alcantara & Sons, Inc.
Lima Land, Inc.
Refractories Corp. of the Phils.
Sarangani Agricultural Co., Inc.
Seafront Petroleum Corp.

Mr. Honorio A. Poblador III is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp. and Phil. Overseas & Telecommunications Corp.), property development (F&C Realty Corp.) and diversified holdings (Alsons Consolidated Resources Inc.), among others. Mr. Poblador is affiliated as a director and/or officer of the following companies:

Asmaco, Inc.
Asuncion Agro-Realty Corp.
Elnor Investment Co., Inc.
Myriad Resources Corp.
Phil. Comm. Satellite Corp.
Phil. Overseas Telecom. Corp.

Mr. Reynaldo E. Nazarea is the Company's Treasurer and Vice President for Administration. He has served as a director of the following companies involved in financial services and property development (1987-present):

Penta Capital Finance Corporation   Penta Capital Investment Corp.
Penta Capital Holdings, Inc.

Mr. Alessandro O. Sales is the Company's Vice President for Exploration. He has implemented the Company's oil exploration and development programs for the past ten (10) years.

Atty. Adrian S. Arias is the Company's Corporate Secretary. He has been in active corporate law practice for more than fifteen (15) years and has served as a director of the following companies involved in financial services:

Penta Capital Finance Corporation   Penta Capital Investment Corp.

(6) Directors with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev't Corp* *Philippine Seven Corporation* *Shang Properties, Inc.*	*The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Corp*
Augusto B. Sunico	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation* *Penta Capital Finance Corporation* *Penta Capital Investment Corporation*	*Shang Properties, Inc.* *The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Corp.*
Presentacion S. Ramos	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation*	*The Philodrill Corporation* *Vulcan Industrial & Mining Corp.*
Christopher M. Gotanco	*Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev't Corp* *Boulevard Holdings, Inc.* *Penta Capital Finance Corporation*	*Penta Capital Investment Corporation* *The Philodrill Corporation* *Vulcan Industrial & Mining Corp*
Francisco A. Navarro	*Anglo Philippine Holdings Corporation* *The Philodrill Corporation*	*Vulcan Industrial & Mining Corp*
Adrian S. Ramos	*Alakor Securities Corporation* *Anglo Philippine Holdings Corporation* *Atlas Consolidated Mining & Dev Corp*	*The Philodrill Corporation* *United Paragon Mining Corp* *Vulcan Industrial & Mining Corp*
Marciano A. Padilla	*Atlas Consolidated Mining& Dev Corp*	*The Philodrill Corporation*

(7) Significant Employees. Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contributions to the business of the Company. The Company is not dependent on the services of certain key personnel and there are no arrangements to ensure that these persons will remain with the Company and not compete upon termination.

(8) Family Relationships. Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico. Mr. Adrian S. Ramos, Director, and Mr. Marciano A. Padilla, Director, are the son and son-in-law, respectively of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

(9) Involvement in Certain Legal Proceedings. For the past five (5) years up to the date this Information Statement is sent to stockholders, the Company is **NOT** aware:

(i) Of any bankruptcy petition filed by or against any business of which any director, executive officer, underwriter or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(ii) Of any conviction by final judgment, including the nature of the offense, in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses involving any director, executive officer, underwriter or control person of the Company;

(iii) Of any director, executive officer, underwriter or control person of the Company being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities or banking activities; and,

(iv) Of any director, executive officer, underwriter or control person of the Company being found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign Exchange or other organized trading market or self regulatory organization, to have violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

(10) Related Party Transactions. There had been NO transaction during the last two (2) years to which the Company was or is to be a party in which any director or executive officer of the Company, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO

related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 15 of the Company's 2009 Audited Financial Statements, a copy of which is attached hereto.

(i) The business purpose of related party transactions is to address immediate working capital requirements of related parties (in case of advances TO related parties) or the Company (in case of loans/advances FROM related parties).

(ii) Note 15 of the Company's 2009 Audited Financial Statements identifies the related parties' transaction business with the registrant and nature of relationship.

(iii) All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

(iv) There are **NO** disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have any control or influence whatsoever.

(v) There are **NO** on-going contractual or other commitments as a result of related parties' transactions the arrangement other than the repayment of money lent or advanced.

(vi) There were NO transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent, parties on an arms' length basis.

(11) Parent of the Company. **NO** person holds more than 50% of the Company's voting stock, and the Company has **NO** parent company.

(b) **NO** director has advised the Company of his/her resignation from, or declination to stand for re-election to, the Board of Directors.

Item 6. **Compensation of Directors and Executive Officers**

The aggregate compensation paid or accrued during the last two (2) years and to be paid in the ensuing year to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group are:

Name	Position	Year	Salary	Bonus	Other Annual Compensation
Alfredo C. Ramos Francisco A. Navarro Reynaldo E. Nazarea Alessandro O. Sales Isabelita L. Matela	Chairman/President Exec. Vice President Treasurer & VP-Admin VP-Explo & Production AVP Finance				
		2008	6,763,054	-0-	-0-
		2009	7,472,674	-0-	-0-
		2010 (est)	8,369,395	-0-	-0-
All Officers and directors					
as a group unnamed		2008	9,263,932	-0-	-0-
		2009	10,433,103	-0-	-0-
		2010 (est)	11,522,676	-0-	-0-

For the years 2008 and 2009 and the first quarter of 2010, there were **NO** bonuses and other compensation paid to directors and executive officers, except for the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Alessandro O. Sales which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan.

Other than what is provided under applicable labor laws and existing retirement plan, there are **NO** compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the officers' responsibilities following a change in control of the Company.

There are **NO** warrants or options outstanding in favor of directors and officers.

Item 7. **Independent Public Accountants**

(a) The accounting firm of SyCip Gorres Velayo & Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed external auditor of the Company in the 2007, 2008 and 2009 Annual Stockholders' Meetings with Messrs. Aldrin Cerrado, Martin C. Guantes and Alvin M. Pinpin being the partners-in-charge for 2007, 2008 and 2009, respectively.

The Company is submitting to the stockholders for approval the appointment and election of SGV as independent public accountant for fiscal year 2010.

The fees of the external auditor in the past three (3) years are as follows:

Year	Audit & Audit Related Fees	Tax Fees	Other Fees
2009	P475.000.00	0	0
2008	P440,000.00	0	0
2007	P400,000.00	0	0

For the past three (3) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for the years 2007, 2008 and 2009. The amounts under the caption *"Audit & Audit Related Fees"* for the years 2007, 2008 and 2009 pertain to these services.

The Audit Committee has an existing policy prohibiting the Company from engaging the external auditor to provide services that may adversely impact its independence, including those expressly prohibited by regulations of the Securities & Exchange Commission (SEC).

(b) Not applicable.

(c) SGV representatives are expected to be present at the Meeting and they will have the opportunity to make a statement and respond to appropriate questions.

(d) SGV has been the Company's independent external auditor for the past ten (10) years. Mr. Jose Carlitos Cruz was the partner-in-charge for five (5) years until 2003 and was succeeded by Mr. Jaime Del Rosario for 2004-2005 in compliance with SEC Memorandum Circular No. 8, series of 2003 (Rotation of External Auditors). For 2006, Mr. Jose Carlitos Cruz was again the partner-in-charge of the Company's audit and was succeeded in 2007 by Mr. Alvin Cerrado. For 2008, Mr. Martin C. Guantes was the partner-in-charge of the Company's audit. For 2009, Mr. Alvin M. Pinpin was the partner-in-charge of the Company's audit.

The Company **NEVER** had any disagreement with SGV or with the partners-in-charge of audit on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures. and the Company did not engage any new independent external auditor, either as principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant on whom the principal accountant expressed reliance in its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

Item 8. **Compensation Plans**

NO action is to be taken with respect to any plan pursuant to which cash or non-cash compensation may be paid or distributed. The Company has **NO** existing stock options, warrants or rights plan and **NO** such plans are being submitted at the Meeting.

C. Issuance and Exchange of Securities

Item 9. Authorization of Issuance of Securities Other than for Exchange. **N.A.**

Item 10. Modification or Exchange of Securities. **N.A.**

Item 11. **Financial and Other Information**

See the Company's 2009 Audited Financial Statements accompanying this Information Statement.

Items 12-13. **Not Applicable**

Item 14. **Restatement of Accounts**

NO restatement of any account has been made from the time the Company's financial statements were last audited (31 December 2009) up to the date of this Information Statement.

NO action will be taken at the Meeting with respect to the restatement of any asset, capital, or surplus account of the Company.

D. Other Matters

Item 15. **Action with Respect to Reports**

The following matters shall be submitted to the stockholders for approval at the Meeting:

(a) Minutes of the 26 June 2009 Annual Meeting of Stockholders

Approval of the Minutes of the 26 June 2009 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up thereat which have already been approved.

(b) Annual Report for the year ended 31 December 2009 (a copy containing the information required by SRC Rule 20A is enclosed).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(c) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (26 June 2009) to the present (23 June 2010) including, but not limited to, the following:

(1) Authorizing the corporate officers of the Company to open Dollar Time Deposit with UCPB – Pioneer Branch (26 June 2009);

(2) Authorizing the President as the Company's proxy for the Annual Stockholders' Meeting of Anglo Philippine Holdings Corp. (26 June 2009);

(3) Authorizing the President as the Company's proxy for the Annual Stockholders' Meeting of United Paragon Mining Corp. (26 June 2009) ;

(4) Authorizing the corporate officers of the Company to handle and transact business on matters regarding the sale of company's shares of stocks of Anglo Philippine Holdings Corp. (18 August 2009);

(5) Authorizing the Company to enter into a Revised Listing Agreement with the Philippine Stock Exchange, Inc. relative to the Company's status as a listed company (18 August 2009);

(6) Authorizing the Company to apply for a Globe Broadband & Landline Business Package with Globe Telecom, Inc. (17 February 2010);

(7) Setting of the date, time, venue and record date for the Annual Stockholders' Meeting of the Company (17 February 2010); and,

(8) Appointment of Company proxy to the annual stockholders' meeting of Penta Capital Investment Corporation and Penta Capital Holdings, Inc. (24 March 2010)

Item 16. **Matters Not Required to be Submitted**

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Item 17. **Amendment of Articles of Incorporation and By-Laws.** NONE

Item 18. **Other Proposed Action**

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except matters of incidence that may properly come at the Meeting.

Item 19. **Voting Procedures**

For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

PART II

INFORMATION REQUIRED IN A PROXY FORM

Part II and its required disclosures are not relevant to the Company since the Company is not requesting or soliciting proxies.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Information Statement are true, complete and correct. This report is signed in the City of Mandaluyong on 26 April 2010.



ADRIAN S. ARIAS
Corporate Secretary

Materials accompanying this Information Statement

1. Notice of the Annual Stockholders' Meeting with Agenda
2. Proxy Form
3. Final List of Candidates
4. Management Report 2009
5. Audited Financial Statements 2009
6. Unaudited Interim Financial Statement as of 3/31/10

FINAL LIST OF CANDIDATES
FOR ELECTION AS INDEPENDENT DIRECTOR

(A) **Candidates for Election as Independent Director**

(1) **Identity, names and ages of candidates for election as Independent Director**

Name	Age	Current Position	Period of service	
			From	**To**
Honorio A. Poblador III	64	Independent Director	2002	Present
Nicasio I. Alcantara	67	Independent Director	2005	Present

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired term of his predecessor.

Business Experience During the Past Five (5) Years of Candidates for Independent Directors

Mr. Nicasio I. Alcantara is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corporation), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources Inc.), financial services (All Asia Capital & Leasing Corp.), agriculture (Sarangani Agricultural Co. Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others. Mr. Alcantara is affiliated as a director and/or officer of the following companies:

Alsons Corporation	Lima Land, Inc.
Alsons Dev't. & Investment, Inc.	Refractories Corp. of the Phils.
Alsons Land Corporation	Sarangani Agricultural Co., Inc.
BDO Private Bank, Inc.	Seafront Petroleum Corp.
C. Alcantara & Sons, Inc.	

Mr. Honorio A. Poblador III is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp. and Phil. Overseas & Telecommunications Corp.), property development (F&C Realty Corp.) and diversified holdings (Alsons Consolidated Resources Inc.), among others. Mr. Poblador is affiliated as a director and/or officer of the following companies:

Asmaco, Inc.	Myriad Resources Corp.
Asuncion Agro-Realty Corp.	Phil. Comm. Satellite Corp.
Elnor Investment Co., Inc.	Phil. Overseas Telecom. Corp.

Candidates for Independent Director with directorship(s) in reporting companies

Honorio A. Poblador III	*Philippine Comm. Satellite Corp.*
Nicasio I. Alcantara	*Alsons Corporation*

(3) **Family Relationships**

The candidates for election as independent directors of the Company are NOT related by consanguinity or affinity, either with each other or with any other member of the Company's Board of Directors.

(4) **Involvement in Certain Legal Proceedings**

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which an independent director, person nominated to become an independent director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any independent director, person nominated to become an independent director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities an independent director, person nominated to become an independent director of the Company; and, (4) judgment against an independent director, person nominated to become an independent director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any independent director of the Company, or nominee for election as an independent director, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(C) Security Ownership of Candidates for Independent Directors

The candidates for independent directors own the following number of voting shares as of the Record Date (24 March 2010):

		Amount/Nature of Beneficial Ownership					
		Issued		Subscribed			
Class	Beneficial Owner	Direct	Indirect	Direct	Indirect	Citizenship	Percent Ownership
Common	Nicasio Alcantara	3,632,000	0			Filipino	0.236%
Common	Honorio Poblador III	299,000	0			Filipino	<0.019%

As of the Record Date, the aggregate number of shares owned by the candidates for election as independent director is 393,100,000 shares, or approximately 0.20% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

The candidates for election as independent director do not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of independent directors will NOT result in a change in control of the Company.

All the Company's independent directors were elected in the 2009 Annual Stockholders' Meeting held on 26 June 2009 and have since served in such capacity.

CERTIFICATION OF INDEPENDENT DIRECTORS

I, **HONORIO A. POBLADOR III**, Filipino, of legal age and a resident of #8 Wack-Wack Condominium, Mandaluyong City, having been duly sworn to in accordance with law do hereby declare that:

1. I am an Independent Director of The Philodrill Corporation.

2. I am affiliated with the following companies or organizations:

Company/Organization	Position/Relationship	Period of Service
Elnor Investment Corp.	Chairman	
Asuncion Agro-Realty	President	
Asmaco, Inc.	President	
Myriad Resources	President	

3. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of The Philodrill Corporation, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

4. I shall faithfully and diligently comply with my duties and responsibilities as Independent Director under the Securities Regulation Code.

5. I shall inform the Corporate Secretary of The Philodrill Corporation of any changes in the abovementioned information within five days from its occurrence.

Done this APR 22 2010 at Mandaluyong City.



HONORIO A. POBLADOR III
Affiant

SUBSCRIBED AND SWORN to before me this APR 22 2010 at Mandaluyong City, affiant exhibiting to me his Community Tax Cert. 14995165 at Mandaluyong City on January 9, 2010.

ATTY. JOEL G. GORDOLA
NOTARY PUBLIC
NOTARIAL COMMISSION NO. NP-052
COMMISSION EXPIRES DEC 31, 2011
PTR NO. 3176482; 1/04/2010; Q.C.
IBP NO. 774188; 1/12/2010; Q.C.
ROLL OF ATTORNEY NO. 26144

Doc. No. 26;
Page No. 6;
Book No. II;
Series of 2010.



CERTIFICATION OF INDEPENDENT DIRECTORS

I, **NICASIO I. ALCANTARA,** Filipino, of legal age and a resident of #1 Tamarind Road, Forbes Park, Makati City, having been duly sworn to in accordance with law, do hereby declare that:

1. I am an Independent Director of The Philodrill Corporation.

2. I am affiliated with the following companies or organizations:

Company/Organization	Position/Relationship	Period of Service
Alsons Corporation	Director	1994 to present
Alsons Land Corporation	Director	1994 to present
Lima Land, Inc.	Director	1995 to present
Refractories Corp. of the Phils.	Director	1976 to present
Sarangani Agri. Co., Inc.	Director	1978 to present
Alsons Dev. & Investment Corp.	Director	1962 to present
Seafront Petroleum	Director	1995 to present
BDO Private Bank Inc.	Director	2009 to present

3. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of The Philodrill Corporation, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

4. I shall faithfully and diligently comply with my duties and responsibilities as Independent Director under the Securities Regulation Code.

5. I shall inform the Corporate Secretary of The Philodrill Corporation of any changes in the abovementioned information within five days from its occurrence.

Done this APR 2 2 2010 at Makati City.



NICASIO I. ALCANTARA
Affiant

SUBSCRIBED AND SWORN to before me this APR 2 2 2010 at Mandaluyong City, affiant exhibiting to me his Community Tax Cert. ______________ at ______________ on ______________. Passport#XX2540519 issued on 11/19/08 valid until 11/18/13 issued by DFA Manila

Doc. No. 26;
Page No. 6;
Book No. 4;
Series of 2010.

ATTY. JOEL G. CORDOLA
NOTARY PUBLIC
NOTARIAL COMMISSION NO. NP-052
COMMISSION EXPIRES DEC 31, 2011
PTR NO. 3176482; 1/04/2010; Q.C.
IBP NO. 774185; 1/11/2010; Q.C.
ROLL OF ATTORNEY NO. 25103

THE PHILODRILL CORPORATION
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

MANAGEMENT REPORT ACCOMPANYING INFORMATION STATEMENT PURSUANT TO SRC RULE 20 (4)

I. Audited/Interim Financial Statements

The audited consolidated financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2009 and unaudited consolidated interim financial statements for the period ended March 31, 2010 are attached hereto.

II. Disagreement with Accountants on Accounting and Financial Disclosure.

NONE

III. Management's Discussion and Analysis or Plan of Operations

(a) Full fiscal years

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the years 2009, 2008 and 2007 are presented below:

(in thousands of Pesos)	2009	2008	2007
Petroleum revenues	328,780	133,367	168,952
Operating income	108,953	16,891	29,500
Net income (loss)	108,605	15,100	28,056
Total assets	1,718,483	1,498,939	1,534,758
Net worth	1,701,303	1,339,100	1,398,339
Issued & subscribed capital	1,918,688	1,534,950	1,534,950
Earnings Per Share	P0.0006	P0.0001	P0.0002

(b) Interim Period

(1) Financial Condition, Changes in Financial Condition and Results of Operations

Financial highlights for the period ended March 31, 2010 and March 31, 2009 are presented below:

(in thousands of Pesos)	31 March 2010	31 March 2009
Petroleum revenues	123,291	24,018
Operating income (loss)	42,747	(11,479)
Net income (loss)	42,818	(11,479)
Total assets	1,756,306	1,615,047
Net worth	1,701,796	1,441,152
Issued & subscribed capital	1,918,688	1,534,950

OPERATIONS REVIEW

Petroleum Projects

1.0 SERVICE CONTRACT NO. 14

The combined production from the three producing fields in 2009 totaled 183,892 barrels which was 37.2% higher than the previous year's (2008) total output of 133,806 barrels. The significant increase is attributed to the contribution of North Matinloc Field which resumed commercial production in February last year. Summary of the 2009 production from the three fields is shown below:

2009 Crude Oil Production Summary

(in barrels)

	Nido	Matinloc	North Matinloc	2009 Total	*2008 Total*
January	11,674	5,977	0	**17,651**	*17,829*
February	0	6,798	995	**7,793**	*4,083*
March	12,032	4,905	0	**16,937**	*20,219*
April	0	6,882	1,948	**8,830**	*19,590*
May	11,906	4,392	1,725	**18,023**	*0*
June	11,925	3,546	3,370	**18,841**	*0*
July	0	5,115	5,670	**10,785**	*6,731*
August	11,910	4,728	3,775	**20,413**	*9,469*
September	0	5,395	3,905	**9,300**	*2,245*
October	11,835	3,697	2,465	**17,997**	*20,531*
November	12,060	7,083	4,276	**23,419**	*17,286*
December	0	9,076	4,827	**13,903**	*15,823*
Total	**83,342**	**67,595**	**32,956**	**183,892**	***133,806***

Production from the North Matinloc Field started with a trial flow from the North Matinloc-2 well using different choke sizes on February 23 – 26, 2009. At a wellhead pressure of 290 psi, the well was closed after producing about 1,000 barrels during the test flow run. The North Matinloc-2 well resumed its steady state production on April 14, 2009 at a higher wellhead pressure of 420 psi. The modest production from North Matinloc-2 augmented production from the Matinloc Field to satisfy the cargo volume requirement of buyer Pilipinas Shell.

The consortium completed a total of 11 shipments from the three fields in 2009, mainly with Pilipinas Shell. The yearly crude oil sales agreement with Pilipinas Shell, which expired in January 2010 was eventually renewed in February 2010. The consortium is also considering negotiating with other buyers especially when Pilipinas Shell's schedule does not allow timely accommodation of SC 14 crude oil production.

With regard to the Tara Block and SC14D-Retention Block, these two areas are still under evaluation by Venturoil since 2008 as part of their due diligence leading to possible farm-in. The Tara field is currently shut-in while there is no producing field within the SC14D-Retention Block.

2.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

Operations Review

In December 2008, block operator Galoc Production Company (GPC) conducted an emergency disconnection of the Floating Production and Storage Offloading (FPSO) from the mooring and riser system (M&RS) which was damaged as a result of the disconnection and laying down of the M&RS on the seabed, brought about by the adverse weather conditions at the time. Severe weather condition persisted for about a month. Repair on the subsea facilities commenced in mid-January 2009. GPC took advantage of the temporary shutdown of the field to propose, design and install a Hold Back Mooring System (HBMS) on the FPSO as an additional measure to counter the difficulties in maintaining position and to moderate the effects of disconnection to facilities and operations.

The installation of the HBMS and the repair works and modifications to the existing M&RS were completed on the 4th week of February 2009. The field finally started producing again on February 25, 2009 at an initial stabilized rate of 17,200 barrels of oil per day. However, inclement weather persisted during most of the middle part of the year which prompted the operator to carry out disconnection of the FPSO and the M&RS on different occasions, resulting in major operational glitches and operational downtime. Overall, the Galoc Field had a 64% production uptime since it started producing in October 2008 until end of 2009. During this period, the field produced a total of 3,578,650 barrels. By the end of 2009, the field was producing at a rate of 10,350 barrels per day.

Also in 2009, the 182-day Extended Production Test (EPT) for the Galoc Field ended. The EPT was granted by the Department of Energy (DOE) in August 2006 to allow GPC to fully assess the viability of long term production from the field. The gathered data from the EPT period proved sufficient for this goal, thus the EPT was terminated on June 19, 2009 and commerciality of the field became effective on June 19, 2009.

As of February 2010, GPC have completed twelve (12) crude oil shipments involving approximately 3,897,000 barrels. Galoc crude buyers included several foreign firms, as well as the state-owned Petron Corporation.

Phase 2 Development

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC embarked on re-processing of 3D seismic data covering the Galoc and the adjacent Octon area in Service Contract 6A. The results are expected to contribute to a better understanding of the Galoc structure and to identify locations for drilling new development wells. CGGVeritas in London, U.K. was contracted to do the re-processing work which ran from March to December 2009. The resulting pre-stack time migration (PSTM) and pre-stack depth migration (PSDM) data volumes are currently being used in the ongoing evaluation of the Galoc Field.

An ongoing series of technical workshops among the Joint Venture partners aims to develop strategies for a second phase development of the Galoc Field. Focus is centered on confirmation of additional reserves and locating, design, drilling and completion of additional production wells to fully maximize the field's production potential. On the production facilities that will be put up, GPC initially had a few choices for the production vessel including retaining the existing FPSO. As of February 2010, when all options have been thoroughly evaluated, the Consortium is now left with the option of retaining the FPSO but with major modification introduced to its M&RS. Timing for these further development activities is seen towards the second half of 2010 with a final investment decision expected to be made in May 2010.

3.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In late 2008, Pitkin Petroleum started implementing some of its farm-in commitments in the West Linapacan Block and by February 2009 had completed the seismic re-processing by Western Geco. Other geophysical and geological (G & G) studies were completed, although delayed by a few months as per project timeline. These are the Seismic Reservoir Characterization Study including Seismic Inversion by Schlumberger which was completed in July 2009, the Sequence Stratigraphic Study and Petrophysics by Isis Petroleum Consultants in September 2009, and the Conceptual Engineering Study for the West Linapacan "A" field by OPE, Inc. towards the end of 2009. Philodrill is carried in all of these activities as well as in the drilling of a development well up to first oil.

Because of the unexpected delays in the completion of the G & G studies, Pitkin sought for an extension of its Phase 1 work commitments which expired in August 2009 as per the farm-in agreement. The West Linapacan Consortium granted the extension with the issuance of an executed amendment to the farm-in agreement such that the completion of the Phase 1 work shall be on or before June 30, 2010.

Based on the integrated results from the abovementioned technical studies, and using a wide range of evaluation techniques, Pitkin has developed a concept with which new well/s will be drilled, completed and produced. Since the West Linapacan Field is expected to be highly-fractured, as confirmed from the previously drilled production wells, Pitkin is looking at drilling sub-horizontal section/s that will follow fracture trends that will yield optimum flow rates. The producing wellbore sections will use "smart completion" technologies enabling the isolation of sections where formation water breaks through. With regard to the production facilities, Pitkin proposes to put up a turret-mounted storage vessel with on-board processing facility which they presented to the partners for consideration during a January 2010 technical meeting. The consortium has asked the operator to continue to explore other cost-effective, technologically feasible development concepts for the field.

4.0 SERVICE CONTRACT NO. 6A (Octon)

The Octon Block Consortium adopted the work program submitted by our Technical Advisor Vitol GPC Investments SA in late 2008 as the consortium's work commitment which the SC 6A partnership used as its commitment during negotiations with the DOE for the 15-year extension of the production term of SC6A. The work program consisted of various activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Field Development. In a June 2009 letter, the DOE approved the extension of the production term of the Octon Block. The fifteen (15) year extension shall be for a series of three 5 year terms, subject to compliance with certain conditions such as yearly submission of work program and budget and payment of technical assistance and training fund to the DOE. The term extension is reckoned from March 1, 2009.

Since the commerciality of the Octon Field depends on it being tied up to the Galoc development, the realization of which had already been delayed by the frequent operations downtime in the Galoc Field, GPC proposed and was granted approval by the consortium to re-process some 75 sq-km of 3D seismic data in the Octon area in conjunction with the re-processing of Galoc 3D data as part of the Galoc Phase 2 evaluation activities. Geophysical contractor CGGVeritas completed the pre-stack time migration phase last August 2009, while the pre-stack depth migration was completed towards the end of the year. Initial results from the ongoing re-evaluation of the re-processed data indicate a much improved image of the Octon reservoir. Vitol GPC is also rebuilding their models in the light of the positive results of the Octon seismic reprocessing. This program now forms the bulk of GPC's revised work program for 2010, possibly extending to 2011.

5.0 SERVICE CONTRACT NO. 6 (Cadlao)

In 2008, Blade Petroleum submitted to the DOE their preliminary Plan of Development (POD) for the Cadlao Field. With the POD, Blade Petroleum committed to re-activate the Cadlao Field, which last produced in 1991, via two (2) new production wells at a target total project cost of USD 100 MM.

During the early part of 2009, Blade Petroleum and the DOE had a series of negotiations for the finalization and acceptance of the POD. The POD was finally approved by the DOE on June 17, 2009.

While these developments were taking place, Philodrill and Blade Petroleum also negotiated for the latter's purchase of Philodrill's revenue interest share in the Cadlao Field. Up to the end of 2009, negotiations did not materialize as both parties failed to agree on the acceptable terms and conditions of the purchase.

6.0 SERVICE CONTRACT NO. 6B (Bonita)

In August 2008, VenturOil proposed a Work Program and Budget (WPB) which form the basis for their due diligence during their extended option exclusivity period ending March 2009. Their proposal included geological and geophysical studies, and reservoir evaluation. The Bonita Consortium agreed during the September 2008 partners' meeting to adopt this proposed WPB as the consortium's commitment and justification for the final 15-year extension of the contract term. In March 2009, the negotiations for the extension between the DOE and the Company are still in process.
An extension was granted by the Bonita Block consortium until September 2009 in order for VenturOil to complete their original and amended work program with the end view of submitting a drilling prognosis and program for the different areas that they are farming into, including the Bonita Block.

Similar to the SC 6A Octon Block, Philodrill had a series of negotiations with the DOE during the first quarter of 2009 for the extension of the production term of SC 6B – Bonita Block contract which expired on February 28, 2009. In support of the request, Philodrill submitted Venturoil's proposed work program as the Bonita Consortium's commitment. In June 2009, the DOE granted the extension of the production term of the contract on similar terms and conditions as that of the SC 6A extension and likewise reckoned from March 1, 2009.

In October 2009, the Bonita Block Consortium informed Venturoil that they no longer have the right to the option on the block and that Venturoil should be recognized first by the DOE as a qualified service contractor should they pursue negotiations for farm-in into the block.

7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

Following the unsuccessful drilling of the Lumba Lumba-1/1A well in 2008, Tap Oil proposed to undertake pre-stack data migration and inversion of their Alpine 3D seismic data in Sulu Sea. Tap Oil aimed to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of the numerous prospects in the block and is integral to the selection of the next prospect for drilling. They contracted the Australia-based geophysical contractor DownUnder Geosolutions to perform the re-processing and data inversion. The contractor completed the 3D seismic data re-processing and delivered the full inversion data volume and processing report in July 2009. For the rest of the year, they continued to work on the re-evaluation of the entire SC 41 block and have started to undertake a promotional campaign to invite potential new partners into the Sulu Sea block.

8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

During the first quarter of 2009, block Operator Pitkin Petroleum continued with the interpretation of the acquired magneto-telluric partial data for the 68 stations covered by the survey, the results of which were incorporated in the design of the planned 2D seismic acquisition earlier set for April 2009. For the seismic survey, tenders were sent out as early as late 2008, the received bids were evaluated and a Chinese geophysical contractor, BGP,Inc., was selected.

In April 2009, Pitkin Petroleum requested for the extension of Sub-Phase 1 for Pitkin to acquire its onshore seismic commitment for SC 53. In response to Pitkin's request, the DOE merged the first 2 sub-phases to form a new Sub-Phase 1 (July 2005 to March 2011) with the work commitment of minimum 200 line-km 2D seismic acquisition and drilling of one well. The new Sub-Phase 2 will be for the period March 2011 to July 2012 with a commitment to drill 2 wells. The DOE likewise increased the Onshore Mindoro Block area from 600,000 hectares to 734,000 hectares.

Pitkin's seismic acquisition program which was originally scheduled to commence in April was deferred to November when weather conditions are more favorable for onshore seismic acquisition. Actual recording started at the San Jose Area in late November 2009 and as of February 21, 2010, BGP had acquired 95.45 line-kilometers which translate to 47.47% of the programmed 200.85 line-kilometers.

9.0 SWAN BLOCK (Deepwater Northwest Palawan)

In November 2009, PNOC-Exploration Corporation (PNOC-EC) advised Philodrill that their technical and legal groups continue to evaluate the relavant data that Philodrill had provided PNOC – EC to assess the block's potential and the merit of Philodrill's proposed participation in SC 57 and SC 58 blocks.

Additional information required by Item 1 (a) is also contained in Note 10 to the Company's 2009 Audited Financial Statements.

INVESTMENTS IN ASSOCIATES

The Company's associates are Penta Capital Investment Corporation (PCIC) and Penta Capital Holdings, Inc. (PCHI), where the company has 40% and 13.76% equity interest, respectively.

PCIC posted a consolidated net income of P22.4 million in 2009, 3% higher than the 2008 profit level of P21.7 million. Gross revenues decreased to P91.7 million in 2009 compared to P99.4 million in 2008.

PCHI's consolidated net income increased by P3.1 million from P7.7 million in 2009 to P4.6 million in 2008. Gross revenues totaled P48.8 million in 2009 as compared to P35.2 million in 2008.

Additional information is also contained in Note 8 of the Report of the Independent Auditors.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

(2) Yearend/Interim Results

For the year ended 2009, the Company posted a net income of P108.6 million compared to P15.1 million in 2008.

For the three-month period ended March 31, 2010, the Company posted net income of P42.8 million.

(3) Key Variable and Other Qualitative and Quantitative Factors

(a) Full Fiscal Year

The top five (5) key performance indicators of the Company are as follows:

	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Current Ratio	15.34:1	0.72:1	0.59: 1
Current Assets	263,582,981	109,038,805	78,380,417
Current Liabilities	17,179,577	151,482,198	132,947,856
Debt to Equity Ratio	0.01:1	0.12:1	0.10: 1
Total Liabilities	17,179,577	159,839,150	136,419,392
Stockholders Equity	1,701,303,320	1,339,099,455	1,398,338,975
Equity to Debt Ratio	99.03:1	8.38:1	10.25: 1
Stockholders Equity	1,701,303,320	1,339,099,455	1,398,338,975
Total Liabilities	17,179,577	159,839,150	136,419,392

Book Value per Share	0.00919	0.00873	0.00911
Stockholders Equity	1,701,303,320	1,339,099,455	1,398,338,975
Weighted Average shares outstanding	185,201,734,604	153,382,211,326	153,495,044,287
Income per Share	0.0006	0.0001	0.0002
Net Income	108,605,259	15,100,065	28,055,657
Weighted Average shares outstanding	185,201,734,604	153,382,211,326	153,495,044,287

Current Ratio is 15.34:1 as of December 31, 2009, 0.72:1 as of December 31, 2008; and 0.59:1 as of December 31, 2007. As of December 31, 2009, current assets exceeded the current liabilities by P246.4 million while for the period as of December 31, 2008 and 2007, the current liabilities exceeded its current assets by P42.4 million and P54.6 million, respectively. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P110.6 million as of December 31, 2009, P51.0 million as of December 31, 2008 and P126.1 million as of December 31, 2007. If these shares would be considered part of Current Assets, the recomputed current ratio would be 21.78:1 as of December 31, 2009; 1.06:1 as of December 31, 2008; and 1.54:1 as of December 31, 2007.

The Company has a wholly-owned subsidiary, Phoenix Gas & Oil Exploration Corporation (PGO). The company acquired 100% of PGO's capital stock in May 2007. Since PGO has NO operation, disclosure on performance indicators are as follows:

	December 31, 2009
Current Ratio	*0*
Current Assets	0
Current Liabilities	57,863
Debt to Equity Ratio	*0.0063:1*
Total Liabilities	57,863
Stockholders Equity	9,141,264
Equity to Debt Ratio	*157.98:1*
Stockholders Equity	9,141,264
Total Liabilities	57,863
Book Value per Share	*0.0007*
Stockholders Equity	9,141,264
Average shares outstanding	12,505,000,000
Income (Loss) per Share	*0*
Net Income (Loss)	No operation
Average shares outstanding	12,505,000,000

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 21 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by operations, collection of subscriptions and other receivables, loans/financing from banks and potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 11 and 21 to the Company's 2009 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P1.534 billion as of year-end 2007 to P1.499 billion as of year-end 2008. From the December 31, 2008 balance, total assets increased by P219.5 million to its December 31, 2009 balance of P1.718 billion.

- Cash account decreased by P2.8 million from P3.8 million as of December 31, 2007 to P1.0 million as of December 31, 2008. However, Cash increased by P101.2 million from its December 31, 2008 balance to December 31, 2009 balance of P102.2 million. The increase was due to the reimbursement of expenses relative to SC14 Nido, Matinloc and Galoc blocks and collection of share in Galoc revenues.

- Receivables account from its year-end 2007 balance increased by P40.1 million due to the some accruals booked as of year-end. While from its year-end 2008 balance of P104.9 million to year-end 2009 balance of P120.8, a net increase of P15.9 million was reflected due to the booking of trade receivables during the period.

- Crude oil inventory as of year-end 2007 decreased by P8.1 million due to lower level of inventory as of year-end 2008. As of December 31, 2009, a much higher level of crude oil inventory was booked due to the Galoc crude in storage, the year-end 2008 balance of P1.6 million increased to P40.5 million.

- Other current assets increased by P1.5 million from its December 31, 2007 balance of P0.125 million to December 31, 2008 balance of P1.6 million. It decreased by P1.4 million as of December 31, 2009 due to the amortization of prepaid expenses booked during the period.

- Investments in associates increased by P8.2 million from the year-end 2007 balance of P211.6 million to year-end 2008 balance of P219.9 million. While the year-end 2008 balance increased by P7.3 million to year-end 2009 balance of P227.2 million mainly due to the equity share in affiliates' earnings net of cash dividend booked in 2009.

- Available-for-sale (AFS) investments decreased by P75.2 million from its year-end 2007 balance of P126.1 million to year-end 2008 balance of P51.0 million. While for year-end 2008 to year-end 2009 balance, a net increase of P59.6 million was reflected mainly due to the adjustment in the valuation allowance pertaining to the listed stock investments of the Company.

- Other non-current assets decreased by P0.18 million from its year-end 2007 balance of P0.93 million to year-end 2008 balance of P0.75 million. While for year-end 2008 to year-end 2009 balance of P0.27 million, a decrease of P0.5 million was reflected due to the amortization of other deferred charges during the period.

b) Total current liabilities increased from P132.9 million in 2007 to P151.5 million in 2008, and it decreased by P134.3 million which brought the year-end 2009 balance to P17.2 million.

  - Loans payable increased by a total of P33.0 million, from its year-end 2007 balance of P88.7 million to year-end 2008 balance of P121.7 million mainly due to additional loans availed during the period. A decrease of P121.7 million was reflected due to the full settlement of all loans during the period, from year-end 2008 balance to zero balance as of year-end 2009.

  - Accounts payable and accrued liabilities decreased by P15.1 million from its year-end 2007 balance of P37.1 million to year-end 2008 balance of P22.1 million due to settlement of some accounts. For year-end 2008 balance to year-end 2009 balance of P14.1 million the decrease of P8.0 million was also due to payments made during the period.

- Additional information is also contained in Notes 11 and 12 of the Report of the Independent Auditors for 2009.

- Income tax payable increased by P0.6 million from its year-end 2007 zero balance to year-end 2008 balance. For year-end 2009, income tax payable balance was P1.0 million.

- Dividends payable reflected a 100% decrease from its year-end 2008 balance of P5.0 million to zero balance as of year-end 2009. The decrease was due to the reversal to Retained Earnings, of the long outstanding dividends declared from 1980 to 1989 which may no longer be claimed. However, any future claims of dividends will still be honored.

- From year-end 2007 balance of P3.5 million, net retirement benefits liability increased by P3.7 million due to accrual of additional liability as of year-end of 2008. For the year 2009, full settlement of the retirement benefits liability amounting to P7.2 million was made. As of year-end 2009, a net retirement benefits asset amounting to P0.9 million was recognized.

- Deferred income tax liability decreased by 100% from its year-end 2008 balance of P1.1 million to zero balance as of year-end 2009.

c) Stockholders' equity decreased by P59.2 million from its year-end 2007 balance of P1.398 billion to year-end 2008 balance of P1.339 billion. While for year-end 2008 to year-end 2009, the stockholders' equity increased by P362.2 million.

Subscribed capital stock decreased by 100% from its year-end 2007 balance of P5.7 million to year-end 2008 balance of P0.001 million due to issuance of shares on fully paid subscriptions. From year-end 2008 balance to year-end 2009, an increase of P373.7 million was reflected due to the subscription to the company's 1-for-4 stock rights offering which was concluded last February 11, 2009.

- Subscriptions receivable decreased by 100% from its year-end 2007 balance of P0.8 million to year-end 2008 balance of P687.00. From year-end 2008 balance to year-end 2009, an increase of P186.8 million was reflected due to the 50% balance on subscriptions to the company's stock rights offering.

- Net unrealized loss on decline in value of AFS financial assets increased by P75.2 million from its year-end 2007 balance of P87.9 million to year-end 2008 balance of P163.0 million. From year-end 2008 balance to year-end 2009 balance of P111.4 million, the unrealized loss on the decline decreased by P51.7 million due to the recovery/adjustment in the valuation allowance of AFS financial assets.

- Deficit decreased by P15.1 million from its year-end 2007 balance of P49.5 million to year-end 2008 deficit balance of P34.4 million the decrease was due to the net income booked for 2008. Due to the P108.6 million net income booked for 2009, the deficit balance as of year-end 2008 was erased and brought a balance of P79.2 million in Retained Earnings as of year-end 2009.

d) Petroleum revenues in 2009 totaled P328.8 million as compared to P133.4 million in 2008 and P169.0 million in 2007. For the year 2009, the increase in revenues was accounted for mainly due to the booking of the company's share in Galoc revenues following the termination of the Extended Production Testing (EPT) period. Production increased by 1.385 million bbls. from its 2008 level of 133,806 bbls. to 1,518,812 bbls. in 2009. The average price per barrel in 2009 was US$72.76 as compared to US$ 72.61 in 2008 and US$ 64.23 in 2007.

   Equity in net earnings of associates amounted to P9.3 million in 2009, P10.2 million in 2008 and P8.3 million in 2007. Interest income totaled to P2.6 million in 2009, P3.2 million in 2008 and P3.3 million in 2007. For 2007, P18.9 million gain on sale of noncurrent asset was booked. Other income totaled to P0.3 million in 2009, P5.5 million in 2008 and P0.8 million in 2007.

e) Total costs and expenses totaled to P224.5 million in 2009, P119.3 million in 2008, and P155.1 million in 2007. Share in production, depletion and depreciation costs amounted to P175.9 million in 2009, P88.1 million in 2008, and P125.1 million in 2007. Interest and financing charges amounted to P6.7 million in 2009, P17.6 million in 2008, and P16.4 million in 2007. The decrease in interest from its 2008 expense to 2009 expense was due to the full settlement of loans made during the year. General and administrative expenses totaled to P48.6 million in 2009, P31.2 million in 2008, and P30.0 million in 2007.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

(2) Interim Periods

Interim financial statements as of March 31, 2010 are included in this report

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

   There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments and/or assets, or to avoid incurring these expenditures altogether by way of farm-outs.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

   Cash increased by P99.7 million due to the receipt of deposit on subscriptions relative to the Company's stock rights offering.

   Crude oil inventory increased by P3.9 million or 242% due to higher level of crude oil on storage as of March 31, 2009.

   AFS investments increased by P14.6 million or 29% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

   Other noncurrent assets decreased by P0.2 or 29%.

   Loans payable increased by P14.0 million due to additional loans availed during the interim period.

   Unrealized losses on decline in market value of AFS investments decreased by P14.6 million or 9% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

   The company's deficit increased by P11.5 million due to the net loss booked for the first quarter of 2009.

   Petroleum revenues decreased by P22.4 million due to lower crude oil prices. Total production for the first quarter of 2009 was 41,455 barrels as compared to 42,431 barrels for the same period last year. The average price per barrel for the period ended March 31, 2009 was $30.90 as compared to $85.19 for the same period last year.

   Equity share in net earnings of associates increased by P0.3 million due to higher level of income of Penta Capital Investment Corporation for the interim period.

   Miscellaneous income increased by P0.05 million or 29%

   Interest income decreased by P1.9 million or 81% due to the absence in 2009 of the interest income on subscriptions receivable booked for the interim period ended march 31, 2008.

Foreign exchange gains (losses) reflected a net gain of P0.4 million for the first quarter of 2009 as compared to a net loss of P0.4 million for the same period last year.

Interests and financing charges increased by P1.0 million. The increase was due to the higher level of borrowings for the interim period ended March 31, 2009 as compared to the same period last year.

Share in costs and operating decreased by 12% due to lower level of production costs during the interim period.

Net loss amounted to P11.5 million for the first quarter of 2009, as compared to the net income of P9.1 million for the same period last year.

7. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

Properties

The information required by Item 2 is contained in Notes 6 and 7 to the Company's 2009 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc, Galoc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium unit, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC/GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC6A (Octon)	44.43000%	P469,149
SC41 (Sulu Sea)	3.39800	148,388
SC53 (Onshore Mindoro)	22.00000	83,838
Swan Block (NW Palawan) Unified	32.97500	99,392
SC6B (Bonita)	21.87500	12,711
Others		10,256
	Total	P823,734

Employees

As December 31, 2009, the Company has 29 employees. The Company does not anticipate hiring additional personnel within the ensuing twelve (12) months.

IV. Brief Description of the General Nature & Scope of Business of the Company

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Thereafter, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development. On January 16, 2008, stockholders representing at least two-thirds of the Company's outstanding capital stock approved to change the Company's primary purpose back to petroleum exploration and development and to relegate and include as a secondary purpose the Company's holding company purpose clause, which the SEC had approved on April 13, 2009.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corporation.; Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

V. Market Price and Dividends

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2009 and 2008 and the first four months of the current year 2010 and as of the latest practicable trading date (May 5, 2010), expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2010	First Quarter	P0.015	P0.013
	April 1-30, 2010	0.015	0.013
	May 5, 2010 – closing price P0.014		
2009	First Quarter	P0.012	P0.009
	Second Quarter	0.016	0.011
	Third Quarter	0.018	0.012
	Fourth Quarter	0.016	0.014
2008	First Quarter	P0.034	P0.025
	Second Quarter	0.035	0.028
	Third Quarter	0.031	0.026
	Fourth Quarter	0.027	0.0085

(2) Holders

There were 9,320 shareholders of record as of December 31, 2009. Common shares outstanding as of December 31, 2009 totaled 191,868,805,358 shares.

On November 29, 2006, the SEC approved the Company's amendment of its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from P1.00/share to P0.01/share. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares maybe issued to either Philippine or foreign nationals.

The Company offered to all its shareholders the right to subscribe to one (1) offer share for every four (4) common shares held as of record date of October 16, 2008. In February 2008, the Company filed its application for the listing and trading of the offer shares with Philippine Stock Exchange (PSE) and the PSE approved the application on September 24, 2008. On May 26, 2008, the Company filed a Registration Statement covering the offer shares with the SEC and it was approved by the SEC on September 18, 2008.

On October 28, 2008, the Company requested for the deferment of the original offer period set for November 3-28, 2008 to January 15 to February 11, 2009, and the amendment of the terms of the stock rights offering to change the minimum initial payment for subscription from 50% upon subscription and the balance upon call not later than December 31, 2009 to 25% upon subscription, 25% after sixty days from end of the offer period and the balance upon call not later than December 31, 2009. The PSE approved the same on October 29, 2008. A similar application for deferment of the original offer period and amendment of the minimum initial subscription payment was filed with the SEC. On November 6, 2008, the SEC approved the deferment of the offer period.

On April 13, 2009, the SEC approved the Company's increase in authorized capital stock from 155.0 billion shares with par value of P0.01 each, to 200.0 billion shares with par value of P0.01 each.

Top 20 stockholders as of April 30, 2010:

NAME	NO. OF SHARES HELD	% TO TOTAL
1. PCD NOMINEE CORPORATION	141,147,655,193	73.5646
2. NATIONAL BOOKSTORE, INC.	11,065,631,002	5,7672
3. VULCAN INDUSTRIAL & MINING CORP.	9,742,830,823	5.0778
4. ALAKOR CORPORATION	5,115,639,206	2.6662
5. ALAKOR SECURITIES CORPORATION	2,422,303,400	1.2624
6. ALSONS CONSOLIDATED RESOURCES, INC.	566,720,000	0.2953
7. CONRADO S. CHUA	490,565,136	0.2556
8. RCBC TA#72-230-8	385,482,500	0.2009
9. NICASIO ALCANTARA	363,200,000	0.1892
10. TRAFALGAR HOLDINGS PHIL., INC.	360,993,600	0.1881
11. ALBERT AWAD	351,561,991	0.1832
12. DOMINGO U. LIM	350,000,000	0.1824
13. RCBC TA# 32-314-4	336,882,100	0.1755
14. ALBERTO MENDOZA &/OR JEANIE MENDOZA	317,910,514	0.1656
15. CHRISTINE C. CHUA	254,097,005	0.1324
16. PHIL. REMNANTS CO., INC.	188,247,468	0.0981
17. AYALA CORPORATION	188,068,125	0.0980
18. ANITA N. TY	179,929,796	0.0937
19. JOSE D. SANGALANG	177,476,356	0.0924
20. CARMENCITA O. REYES	176,415,750	0.0919

(3) Dividends

NO dividends were declared during the last two (2) years 2008 and 2009. For the first quarter of the current year 2010, the Board of Directors approved the declaration of a 2% cash dividend equivalent to P0.0002 per share, subject to finalization of the Company's 2009 audited financial statements.

The Company's ability to declare and pay dividends is restricted by the availability of funds, balance of the Retained Earnings and the provision of existing loan agreements.

VI. Corporate Governance

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's Corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of its Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER ST., MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05; 631-8151/52; FAX: (632) 631-8080, (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007. These financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the consolidated financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer

Reynaldo E. Nazarea
Chief Financial Officer

SUBSCRIBED AND SWORN to before me this APR 1 4 2010 day of April 2010 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	01486401	01/04/2010	Manila
REYNALDO E. NAZAREA	32750082	04/13/2010	Mandaluyong City

ATTY. JOEL G. GORDOLA
NOTARY PUBLIC
NOTARIAL COMMISSION NO. NP-052
COMMISSION EXPIRES DEC 31, 2011
PTR NO. 3176482; 1/04/2010; Q.C.
IBP NO. 774185; 1/12/2010; Q.C.
ROLL OF ATTORNEY NO. 28103

DOC. NO. 71
PAGE NO. 1
BOOK NO. 92
SERIES OF 10

COVER SHEET

3 8 6 8 3

SEC Registration Number

THE PHILODRILL CORPORATION AND SUBSIDIARY

(Company's Full Name)

8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City

(Business Address: No. Street City/Town/Province)

Reynaldo E. Nazarea

(Contact Person)

(02) 631-1801

(Company Telephone Number)

12	31	AACFS	06	23
Month	*Day*	(Form Type)	*Month*	*Day*
(Calendar Year)			(Annual Meeting)	

Not Applicable

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Articles II and VII

Amended Articles Number/section

Total Amount of Borrowings

9,320

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SGV&Co
ERNST & YOUNG

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying parent company financial statements of The Philodrill Corporation, which comprise the parent company balance sheets as at December 31, 2009 and 2008, and the related parent company statements of comprehensive income, parent company statements of changes in equity and parent company statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.


22 APR 2010


SGV&Co
Ernst & Young



Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2009 and 2008, and its financial performance and its cash flows for the years then ended in accordance with Philippine Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 1 to the parent company financial statements, which indicates that the parent company's ability to realize its deferred oil exploration costs depends on the success of its exploration and future development work in proving the viability of its oil properties to produce oil in commercial quantities, which cannot be determined at this time.

SYCIP GORRES VELAYO & CO.

Alvin M. Pinpin
Partner
CPA Certificate No. 0094303
SEC Accreditation No. 0781-A
Tax Identification No. 198-819-157
PTR No. 2087563, January 4, 2010, Makati City

March 24, 2010


RDC NO. 41 MANDALUYONG CITY
22 APR 2010


HRAD
APR 23 2010
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

THE PHILODRILL CORPORATION
PARENT COMPANY BALANCE SHEETS

	December 31	
	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4)	₱102,188,831	₱980,828
Receivables - net (Notes 5 and 6)	120,766,785	104,865,713
Crude oil inventory (Note 3)	40,451,055	1,596,162
Other current assets	176,310	1,596,102
Total Current Assets	263,582,981	109,038,805
Noncurrent Assets		
Property and equipment - net (Notes 6 and 7)	292,205,238	297,098,016
Investments in associates and subsidiary - net (Note 8)	212,536,199	212,536,199
Available-for-sale financial assets (Note 9)	110,591,628	50,972,242
Deferred oil exploration costs - net (Notes 6 and 10)	814,535,365	812,019,735
Retirement benefits asset (Note 17)	906,325	–
Other noncurrent assets	266,689	756,732
Total Noncurrent Assets	1,431,041,444	1,373,382,924
TOTAL ASSETS	₱1,694,624,425	₱1,482,421,729
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities (Notes 6 and 12)	₱14,106,297	₱22,073,923
Subscriptions payable	2,068,842	2,069,233
Income tax payable	1,004,438	578,586
Loans payable (Note 11)	–	121,724,515
Dividends payable (Note 13)	–	5,035,941
Total Current Liabilities	17,179,577	151,482,198
Noncurrent Liabilities		
Retirement benefits liability (Note 17)	–	7,217,836
Deferred tax liability (Note 18)	–	1,139,116
Total Noncurrent Liabilities	–	8,356,952
Total Liabilities	17,179,577	159,839,150
Equity		
Capital stock - ₱0.01 par value (held by 9,320 equity holders in 2009 and 9,393 equity holders in 2008); (Note 13)		
Authorized - 200.0 billion shares in 2009 and 155.0 billion shares in 2008		
Issued	1,545,002,756	1,534,949,112
Subscribed	373,685,298	1,331
Subscriptions receivable	(186,830,286)	(687)
Paid-in capital from sale of treasury shares (Note 13)	1,624,012	1,624,012
Net unrealized loss on decline in value of available-for-sale financial assets (Note 9)	(111,378,253)	(163,032,906)
Retained earnings (deficit)	55,341,321	(50,958,283)
Total Equity	1,677,444,848	1,322,582,579
TOTAL LIABILITIES AND EQUITY	₱1,694,624,425	₱1,482,421,729

THE PHILODRILL CORPORATION
PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31	
	2009	2008
PETROLEUM REVENUE (Notes 6 and 10)	₱328,779,723	₱133,367,423
COSTS AND EXPENSES		
Share in costs and operating expenses (Notes 6, 10 and 15)	163,008,806	85,056,688
General and administrative expenses (Note 16)	48,618,053	31,205,142
Depletion, depreciation and amortization (Notes 6 and 7)	12,847,502	3,073,145
	224,474,361	119,334,975
OTHER INCOME (CHARGES)		
Interest and financing charges (Notes 11 and 14)	(6,696,908)	(17,599,698)
Interest income (Notes 4 and 14)	2,628,261	3,168,115
Dividend income	2,006,390	2,007,800
Foreign exchange gains (losses) - net (Note 6)	(906,932)	1,600,498
Others	275,357	5,444,837
	(2,693,832)	(5,378,448)
INCOME BEFORE INCOME TAX	101,611,530	8,654,000
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 18)		
Current	1,486,983	651,681
Deferred	(1,139,116)	1,139,116
	347,867	1,790,797
NET INCOME	101,263,663	6,863,203
OTHER COMPREHENSIVE INCOME (LOSS)		
Changes in fair value of available-for-sale financial assets (Note 9)	51,654,653	(75,156,968)
TOTAL COMPREHENSIVE INCOME (LOSS)	₱152,918,316	(₱68,293,765)

See accompanying Notes to Parent Company Financial Statements.


RDO NO.
NDALUYONG CITY
22 APR 2010


SGV & Co
Ernst & Young

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying consolidated financial statements of The Philodrill Corporation and Subsidiary, which comprise the consolidated balance sheets as at December 31, 2009 and 2008, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009, and a summary of significant accounting policies and other explanatory notes. We did not audit the 2009 and 2008 financial statements of PentaCapital Investment Corporation (PentaCapital), a 40.00%-owned associate, and PentaCapital Holdings, Inc. (Penta Holdings), a 25.58%-owned associate. The consolidated financial statements reflect the investments in PentaCapital and Penta Holdings under the equity method, which investments represent 13% and 15% of consolidated total assets as of December 31, 2009 and 2008, respectively. The Company's equity in the net earnings of these associates comprise 9%, 68% and 30% of the consolidated net income for the years ended December 31, 2009, 2008 and 2007, respectively. The financial statements of PentaCapital and Penta Holdings were audited by other auditors whose reports thereon have been furnished to us, and our opinion on the consolidated financial statements insofar as it relates to the amounts included for Penta Holdings is based solely on their reports. The report of the other auditors on PentaCapital was qualified as discussed in the sixth paragraph.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's


SGV&Co
Ernst & Young

preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the reports of the other auditors are sufficient and appropriate to provide a basis for our audit opinion.

Opinion

The report of the other auditors on PentaCapital was qualified because, in 2009, PentaCapital did not consider the minimum retirement liability as required under Republic Act (R.A.) No. 7641, *Retirement Pay Law* in recognizing its pension liability and the related pension expense (pension benefits) in accordance with Philippine Accounting Standard (PAS) 19, *Employee Benefits*. PentaCapital accounted for its pension benefits based on the periodic contributions required under its defined contribution plan, which provides only for retirement benefits to qualified employees reaching the age of 65 years. However, under R.A. No. 7641, an employee upon reaching the age of 60 years or more but not beyond 65, who has served PentaCapital for at least 5 years, shall already be entitled to a retirement pay. The effects to the consolidated financial statements of not adjusting PentaCapital's pension liability and pension expense to consider the minimum retirement liability prescribed under R.A. 7641 as required by PAS 19 have not been determined.

In our report dated April 22, 2009, our opinion on the 2008 consolidated financial statements was qualified in part, because the report of the other auditor on PentaCapital's December 31, 2008 consolidated financial statements was qualified because of an overstatement in the previously reported net income in 2008 for ₱2.95 million; and the nonrecognition in profit or loss in 2007 of the necessary tax expense amounting to ₱4.85 million to reflect the downward adjustment on its deferred tax assets as of December 31, 2007. In 2009, PentaCapital restated its December 31, 2008 consolidated financial statements to recognize unrealized losses on the fair value decline of the reclassified equity securities amounting to ₱2.95 million as part of profit or loss in 2008 and the income tax expense amounting to ₱4.85 million that should have been charged to profit or loss in 2007. As mentioned in Note 8 to the consolidated financial statements, the effects of the restatement on the consolidated financial statements were taken up in the 2009 consolidated profit or loss. Accordingly, our opinion on the 2008 consolidated financial statements as presented herein, is no longer qualified with respect to these matters.

In our opinion, based on our audits and the reports of the other auditors, except for the effects on the consolidated financial statements of such adjustments, if any, as might have been disclosed had the other auditors been able to satisfy themselves with respect to the matters discussed in the sixth paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation and Subsidiary as of December 31, 2009 and 2008, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with Philippine Financial Reporting Standards.


SGV&Co
ERNST & YOUNG

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company's and its subsidiary's ability to realize their deferred oil exploration costs depends on the success of their exploration and future development work in proving the viability of their oil properties to produce oil in commercial quantities, which cannot be determined at this time.

SYCIP GORRES VELAYO & CO.

Alvin M. Pinpin
Partner
CPA Certificate No. 94303
SEC Accreditation No. 0781-A
Tax Identification No. 198-819-157
PTR No. 2087563, January 4, 2010, Makati City

March 24, 2010

THE PHILODRILL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31	
	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4)	₱102,188,831	₱980,828
Receivables - net (Notes 5 and 6)	120,766,785	104,865,713
Crude oil inventory (Note 3)	40,451,055	1,596,162
Other current assets	176,310	1,596,102
Total Current Assets	263,582,981	109,038,805
Noncurrent Assets		
Property and equipment - net (Notes 6 and 7)	292,205,238	297,098,016
Investments in associates (Note 8)	227,195,544	219,853,948
Available-for-sale financial assets (Note 9)	110,591,628	50,972,242
Deferred oil exploration costs - net (Notes 6 and 10)	823,734,492	821,218,862
Retirement benefits asset (Note 18)	906,325	–
Other noncurrent assets	266,689	756,732
Total Noncurrent Assets	1,454,899,916	1,389,899,800
TOTAL ASSETS	₱1,718,482,897	₱1,498,938,605
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities (Notes 6 and 12)	₱14,106,297	₱22,073,923
Subscriptions payable	2,068,842	2,069,233
Income tax payable	1,004,438	578,586
Loans payable (Note 11)	–	121,724,515
Dividends payable (Note 13)	–	5,035,941
Total Current Liabilities	17,179,577	151,482,198
Noncurrent Liabilities		
Retirement benefits liability (Note 18)	–	7,217,836
Deferred tax liability (Note 19)	–	1,139,116
Total Noncurrent Liabilities	–	8,356,952
Total Liabilities	17,179,577	159,839,150
Equity		
Capital stock - ₱0.01 par value (held by 9,320 equity holders in 2009 and 9,393 equity holders in 2008); (Note 13)		
Authorized - 200.0 billion shares in 2009 and 155.0 billion shares in 2008		
Issued	1,545,002,756	1,534,949,112
Subscribed	373,685,298	1,331
Subscriptions receivable	(186,830,286)	(687)
Paid-in capital from sale of treasury shares (Note 13)	1,624,012	1,624,012
Net unrealized loss on decline in value of available-for-sale financial assets (Note 9)	(111,378,253)	(163,032,906)
Retained earnings (deficit)	79,199,793	(34,441,407)
Total Equity	1,701,303,320	1,339,099,455
TOTAL LIABILITIES AND EQUITY	₱1,718,482,897	₱1,498,938,605

See accompanying Notes to Consolidated Financial Statements.



THE PHILODRILL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31		
	2009	2008	2007
PETROLEUM REVENUE (Notes 6 and 10)	**₱328,779,723**	₱133,367,423	₱168,952,006
COSTS AND EXPENSES			
Share in costs and operating expenses (Notes 6, 10 and 16)	**163,008,806**	85,056,688	121,415,322
General and administrative expenses (Note 17)	**48,618,053**	31,205,142	29,960,604
Depletion, depreciation and amortization (Notes 6 and 7)	**12,847,502**	3,073,145	3,721,398
	224,474,361	119,334,975	155,097,324
OTHER INCOME (CHARGES)			
Equity in net earnings of associates (Note 8)	**9,341,596**	10,236,862	8,280,014
Interest and financing charges (Notes 11 and 15)	**(6,696,908)**	(17,599,698)	(16,360,901)
Interest income (Notes 4 and 15)	**2,628,261**	3,168,115	3,320,565
Foreign exchange gains (losses) - net (Note 6)	**(906,932)**	1,600,498	452,092
Gain on sale of:			
Available-for-sale financial assets (Note 9)	**2,410**	–	984,752
Property and equipment	–	–	18,862,704
Provision for impairment losses (Notes 1 and 3)	–	–	(658,746)
Others	**279,337**	5,452,637	764,866
	4,647,764	2,858,414	15,645,346
INCOME BEFORE INCOME TAX	**108,953,126**	16,890,862	29,500,028
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 19)			
Current	**1,486,983**	651,681	1,444,371
Deferred	**(1,139,116)**	1,139,116	–
	347,867	1,790,797	1,444,371
NET INCOME	**108,605,259**	15,100,065	28,055,657
OTHER COMPREHENSIVE INCOME (LOSS)			
Changes in fair value of available-for-sale financial assets (Note 9)	**51,654,653**	(75,156,968)	(5,068,676)
TOTAL COMPREHENSIVE INCOME (LOSS)	**₱160,259,912**	(₱60,056,903)	₱22,986,981
EARNINGS PER SHARE (Note 14)			
Basic	**₱0.0006**	₱0.0001	₱0.0002
Diluted	**₱0.0006**	₱0.0001	₱0.0002

See accompanying Notes to Consolidated Financial Statements.



THE PHILODRILL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	Capital Stock (Note 13)			Paid-in Capital from Sale of Treasury Shares (Note 13)	Net Unrealized Loss on Decline in Value of Available-for-sale Financial Assets (Note 9)	Retained Earnings (Deficit)	Total
	Issued	Subscribed	Subscriptions Receivable				
BALANCES AT DECEMBER 31, 2006	₱1,527,632,861	₱7,311,155	(₱1,157,679)	₱1,624,012	(₱82,807,262)	(₱77,597,129)	₱1,375,005,958
Issuance of capital stock	1,554,431	(1,548,004)	–	–	–	–	6,427
Collection of subscriptions receivable	–	–	339,609	–	–	–	339,609
Subtotal	1,529,187,292	5,763,151	(818,070)	1,624,012	(82,807,262)	(77,597,129)	1,375,351,994
Total comprehensive income for the year	–	–	–	–	(5,068,676)	28,055,657	22,986,981
BALANCES AT DECEMBER 31, 2007	1,529,187,292	5,763,151	(818,070)	1,624,012	(87,875,938)	(49,541,472)	1,398,338,975
Issuance of capital stock	5,761,820	(5,761,820)	–	–	–	–	–
Collection of subscriptions receivable	–	–	817,383	–	–	–	817,383
Subtotal	1,534,949,112	1,331	(687)	1,624,012	(87,875,938)	(49,541,472)	1,399,156,358
Total comprehensive loss for the year	–	–	–	–	(75,156,968)	15,100,065	(60,056,903)
BALANCES AT DECEMBER 31, 2008	1,534,949,112	1,331	(687)	1,624,012	(163,032,906)	(34,441,407)	1,339,099,455
Subscriptions of capital stock	–	383,737,611	(383,737,611)	–	–	–	–
Collection of subscriptions receivables	–	–	196,908,012	–	–	–	196,908,012
Issuance of capital stock	10,053,644	(10,053,644)	–	–	–	–	–
Reversal of dividends payable (Note 13)	–	–	–	–	–	5,035,941	5,035,941
Subtotal	1,545,002,756	373,685,298	(186,830,286)	1,624,012	(163,032,906)	(29,405,466)	1,541,043,408
Total comprehensive income for the year	–	–	–	–	51,654,653	108,605,259	160,259,912
BALANCES AT DECEMBER 31, 2009	₱1,545,002,756	₱373,685,298	(₱186,830,286)	₱1,624,012	(₱111,378,253)	₱79,199,793	₱1,701,303,320

See accompanying Notes to Consolidated Financial Statements.



THE PHILODRILL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	₱108,953,126	₱16,890,862	₱29,500,028
Adjustments for:			
Depletion, depreciation and amortization (Notes 6 and 7)	12,847,502	3,073,145	3,721,398
Retirement benefits costs (Note 18)	6,875,839	3,746,300	3,428,400
Interest and financing charges (Notes 11 and 15)	6,696,908	17,599,698	16,360,901
Unrealized foreign exchange losses (gains) - net	2,880,349	(919,142)	(85,773)
Amortization of other deferred charges	193,299	218,492	236,700
Equity in net earnings of associates (Note 8)	(9,341,596)	(10,236,862)	(8,280,014)
Interest income (Notes 4 and 15)	(2,628,261)	(3,168,115)	(3,320,565)
Dividend income	(6,390)	(7,800)	(6,300)
Gain on sale of:			
Available-for-sale financial assets (Note 9)	(2,410)	–	(984,752)
Property and equipment	–	–	(18,862,704)
Provision for impairment losses (Notes 1 and 3)	–	–	658,746
Operating income before working capital changes	126,468,366	27,196,578	22,366,065
Decrease (increase) in:			
Receivables	(9,147,365)	(29,857,411)	(36,355,131)
Crude oil inventory	(38,854,893)	8,087,268	2,725,798
Other current assets	1,419,792	(1,472,394)	1,153,581
Decrease in accounts payable and accrued liabilities	(7,384,755)	(1,996,962)	(2,605,918)
Cash generated from (used in) operations	72,501,145	1,957,079	(12,715,605)
Interest received (Note 23)	1,505,689	2,327,255	778,859
Dividend received	6,390	7,800	6,300
Contributions to retirement fund (Note 18)	(15,000,000)	–	(1,000,000)
Interest and financing charges paid (Note 23)	(7,465,851)	(17,619,883)	(23,393,088)
Income taxes paid, including creditable taxes applied	(1,061,131)	(70,983)	(3,732,499)
Net cash from (used in) operating activities	50,486,242	(13,398,732)	(40,056,033)
CASH FLOWS FROM INVESTING ACTIVITIES			
Additional advances to related companies (Note 15)	(10,500,000)	(10,000,000)	–
Acquisitions of:			
Property and equipment (Note 7)	(7,472,299)	(976,703)	(470,484)
Available-for-sale financial assets (Note 9)	(5,720,638)	–	(218,888)
Subsidiary (Note 1)	–	–	(32,588,532)
Additions to deferred oil exploration costs (Notes 10 and 23)	(1,216,761)	(1,220,541)	(598,151)
Dividend received (Note 8)	2,000,000	2,000,000	–
Proceeds from sale of:			
Available-for-sale financial assets (Note 9)	8,315	–	58,744,927
Property and equipment	–	–	19,000,000
Net cash from (used in) investing activities	(22,901,383)	(10,197,244)	43,868,872

(Forward)



	Years Ended December 31		
	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Stock subscriptions	₱196,908,012	₱817,383	₱346,036
Availment of loans (Note 11)	15,000,000	75,000,000	20,000,000
Advances from related companies	–	–	27,542,503
Payments of:			
Loans payable (Note 11)	(136,724,515)	(42,000,000)	(33,415,114)
Advances from related companies	–	(13,088,122)	(19,675,450)
Net cash from (used in) financing activities	75,183,497	20,729,261	(5,202,025)
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,560,353)	21,751	(24,386)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	101,208,003	(2,844,964)	(1,413,572)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	980,828	3,825,792	5,239,364
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 4)	₱102,188,831	₱980,828	₱3,825,792

See accompanying Notes to Consolidated Financial Statements.



1. Corporate Information and Authorization for Issue of Financial Statements

Corporate Information
The Philodrill Corporation (the Parent Company or TPC) was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969. The Parent Company and Phoenix Gas and Oil Exploration Company, Inc. (PGO, a wholly owned subsidiary, incorporated in the Philippines and has not yet started commercial operations), collectively referred to as the "Group", are primarily engaged in oil exploration and/or production. The Parent Company is also an investment holding company with investments in financial services and mining.

Acquisition of PGO
On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date.

The fair values of the identifiable assets of PGO as of the date of acquisition are as follows:

	Fair Values	Carrying Values
Wells, platforms and other facilities (see Note 7)	₱21,234,458	₱21,234,458
Deferred oil exploration costs (see Note 10)	10,695,328	10,695,328
	₱31,929,786	₱31,929,786

As of May 2, 2007, PGO has no liabilities. Since there was no fair value available for the acquired assets, the Parent Company assumed that the carrying value was the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired was ₱32.6 million which resulted to a goodwill of ₱0.7 million. The Parent Company immediately impaired this goodwill at the acquisition date. As of December 31, 2009, PGO has not yet started commercial operations.

The Parent Company, which is operating in only one business segment, has two associates engaged in financial services. The Parent Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding these associates as of and for the years ended December 31, 2009 and 2008 are presented in Note 8.

The Parent Company and PGO have a portfolio of oil and gas exploration projects in the Philippines. The Group's ability to realize their deferred oil exploration costs (see Note 10) depends on the success of their exploration and future development work in proving the viability of their oil properties to produce oil in commercial quantities which cannot be determined at this time. The consolidated financial statements do not include any adjustment that might result from these uncertainties. The effect of these uncertainties will be reported in the consolidated financial statements as they become known and estimable.

The registered business address of the Parent Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The Parent Company's shares are listed and are currently traded at the Philippine Stock Exchange (PSE).



Authorization for Issue of Financial Statements
The consolidated financial statements were authorized for issue by the Board of Directors (BOD) on March 24, 2010.

2. Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The consolidated financial statements of the Group have been prepared using the historical cost basis, except for crude oil inventory which is valued at market and quoted available-for-sale (AFS) financial assets which are measured at fair value. The consolidated financial statements are presented in Philippine Peso (Peso), which is the Parent Company's functional currency. All amounts are rounded off to the nearest Peso, except when otherwise indicated.

Basis of Consolidation
The consolidated financial statements comprise the financial statements of the Parent Company and PGO, its wholly owned subsidiary.

Subsidiary
A subsidiary is an entity over which the Parent Company has the power to govern the financial and operating policies of the entity, or generally has an interest of more than one half of the voting rights of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Parent Company controls another entity. A subsidiary is fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. They are deconsolidated from the date on which control ceases.

All intra-group balances, transactions, income and losses resulting from intra-group transactions that are recognized in assets are eliminated in full. However, intra-group losses that indicate impairment are recognized in the consolidated financial statements.

Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following new and amended Philippine Accounting Standards (PAS), PFRS and Philippine Interpretations based on International Financial Reporting Interpretation Committee (IFRIC) interpretations which were adopted as of January 1, 2009.

- Revised PAS 1, *Presentation of Financial Statements*, separates owner and non-owner changes in equity. All owner changes in equity are required to be presented in a statement of changes in equity, and all non-owner changes either in one statement of comprehensive income or in two separate statements, which consist of a statement of income and a statement of comprehensive income. The previous standard required components of comprehensive income to be presented in the statement of changes in equity. The revised standard also requires the income tax effect of each component of comprehensive income to be disclosed. In addition, it requires entities to present a comparative balance sheet as at the beginning of the earliest comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement, or reclassifies items in the financial statements.



The Group has elected to present comprehensive income in a single statement and elected not to change the balance sheet to statement of financial position.

The Group has not presented three balance sheets on these consolidated financial statements because it has not applied an accounting policy retrospectively, made a retrospective restatement of items on the Group's consolidated financial statements or reclassified items on the Group's consolidated financial statements that affected the balance sheet at the beginning of the earliest comparative period.

- Revised PAS 23, *Borrowing Costs*, requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions of the amended PAS 23, the Group has adopted the standard on a prospective basis. Therefore, borrowing costs are capitalized on qualifying assets with a commencement date on or after January 1, 2009. This revised standard does not have a significant impact on the Group's consolidated financial statements.

- Amendment to PFRS 7, *Financial Instruments: Disclosures*, requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and financial assets used for liquidity management. The three level fair value hierarchy and liquidity risk disclosures are presented in Notes 20 and 21, respectively.

- Amendments to PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards* and PAS 27, *Separate and Consolidated Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*, allow an entity to determine the 'cost' of investments in subsidiaries, jointly controlled entities or associates in its opening PFRS financial statements in accordance with PAS 27 or using a deemed cost method. The amendment to PAS 27 required all dividends from a subsidiary, jointly controlled entity or associate to be recognized in the income statement in the separate financial statement. The revision to PAS 27 was applied prospectively. The new requirement does not have an impact on the Group's consolidated financial statements.

- PFRS 8, *Operating Segments*, replaced PAS 14, *Segment Reporting*, upon its effective date. The Group concluded that the operating segment determined in accordance with PFRS 8 are the same as the business segment previously identified under PAS 14.

The following new and amended PFRS and Philippine Interpretations did not have a significant impact on the Group's consolidated financial statements:

- Amendment to PFRS 2, *Share-based Payment - Vesting Conditions and Cancellations*, clarifies the definition of vesting conditions and prescribes the treatment for an award that is cancelled.

- PAS 32, *Financial Instruments: Presentation* and Amendment to PAS, allows a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specified criteria.



- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives* and Amendments to PAS 39, *Financial Instruments: Recognition and Measurement*, requires an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss (FVPL) category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. PAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at FVPL.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*, requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted.

- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*, provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

- Philippine Interpretation IFRIC 18, *Transfers of Assets from Customers*, provides guidance on how to account for items of property, plant and equipment received from customers or cash that is received and used to acquire or construct assets that are used to connect the customer to a network or to provide ongoing access to a supply of goods or services or both. When the transferred item meets the definition of an asset, the asset is measured at fair value on initial recognition as part of an exchange transaction. The service(s) delivered are identified and the consideration received (the fair value of the asset) allocated to each identifiable service. Revenue is recognized as each service is delivered by the entity.

Improvements to PFRSs
In 2008 and 2009, the International Accounting Standards Board issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. Adoption of the following improvements to standards did not have any material impact on the Group's consolidated financial statements:

- PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, specifies when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

- PAS 1 clarifies assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

- Amendment to PAS 16, *Property, Plant and Equipment*, replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5, *Non-current Assets Held for Sale and Discontinued Operations*, and PAS 36, *Impairment of Asset*. It also clarifies that items of property, plant and equipment held for rental that are routinely sold in the ordinary



course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

- PAS 19, *Employee Benefits*, revises the definition of 'past service costs' to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. It also revises the definition of 'return on plan assets' to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. It also revises the definition of 'short-term' and 'other long-term' employee benefits to focus on the point in time at which the liability is due to be settled. It also deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, *Provisions, Contingent Liabilities and Contingent Assets.*

- PAS 20, *Accounting for Government Grants and Disclosures of Government Assistance*, clarifies that loans granted with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as a government grant.

- PAS 23 revises the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest rate method. This revised standard disallows the alternative treatment of borrowing costs, which permits the recognition of borrowing costs as expense.

- PAS 28, *Investment in Associates*, clarifies that if an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. It also defines an investment in an associate as a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

- PAS 29, *Financial Reporting in Hyperinflationary Economies*, revises the reference to the exception that assets and liabilities should be measured at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list.

- PAS 31, *Interest in Joint Ventures*, clarifies that if a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

- PAS 36 provides that, when discounted cash flows are used to estimate 'fair value less cost to sell', additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate 'value-in-use'.

- PAS 38, *Intangible Assets*, provides that, expenditure on advertising and promotional activities is to be recognized as an expense when the Company either has the right to access the goods or has received the services. Advertising and promotional activities now



specifically include mail order catalogues. It also deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

- PAS 39 provides changes in circumstances relating to derivatives - specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications. It also clarifies when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, *Insurance Contracts*, such is a change in circumstance, not a reclassification. It further removes the reference to a 'segment' when determining whether an instrument qualifies as a hedge. It requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

- PAS 40, *Investment Properties*, revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

- PAS 41, *Agriculture*, removes the reference to the use of a pretax discount rate to determine fair value, thereby allowing use of either a pretax or post-tax discount rate depending on the valuation methodology used and removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Instead, cash flows that are expected to be generated in the 'most relevant market' are taken into account.

- PAS 18, *Revenue*, specifies no transitional provisions, the amendment issued in 2009 is effective immediately and retrospectively. The amendment adds guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity: (a) has primary responsibility for providing the goods or services; (b) has inventory risk; (c) has discretion in establishing prices; and (d) bears the credit risk. The Group has assessed its revenue arrangements against these criteria and concluded that it is acting as principal in all arrangements. The revenue recognition policy has been updated accordingly.

Future Changes in Accounting Policies

The following standards and interpretations will become effective subsequent to year 2009. The Group does not expect the adoption of the applicable new and amended PFRS and Philippine Interpretations to have a significant impact on the Group's consolidated financial statements.

Effective in 2010

- Philippine Interpretation IFRIC 17, *Distributions of Non-Cash Assets to Owners*, provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability. The Company does not expect the Interpretation to have an impact on the financial statements as the Company has not made non-cash distributions to shareholders in the past.



- Revised PFRS 3, *Business Combinations (Revised)* and PAS 27, *Consolidated and Separate Financial Statements (Amended)*, introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by the revised PFRS 3 must be applied prospectively and PAS 27 must be applied retrospectively with few exceptions.

- PAS 39, *Financial Instruments: Recognition and Measurement - Eligible Hedged Items*, addresses only the designation of a one-sided risk in a hedged item and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

- PFRS 2, *Share-based Payments - Group Cash-settled Share-based Payment Transactions*, clarifies the scope and the accounting for group cash-settled share-based payment transactions. The Company has concluded that the amendment will have no impact on the financial position or performance of the Company as the Company has not entered into any such share-based payment transactions.

- Philippine Interpretation IFRIC 19, *Extinguishing Financial Liabilities with Equity Instruments*, provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. These transactions are often referred to as debt for equity swaps.

Improvements to PFRS

- PFRS 2, *Share-based Payment*, clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of PFRS 3, *Business Combinations* (Revised).

- PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs only apply if specifically required for such non-current assets or discontinued operations.

- PFRS 8, *Operating Segments*, clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

- Improvements to PAS 1, *Presentation of Financial Statements*, clarifies that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.



- Improvements to PAS 7, *Statement of Cash Flows*, explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

- PAS 17, *Leases*, removes the specific guidance on classifying land as a lease. Prior to the amendment, leases of land were classified as operating leases. The amendment now requires that leases of land are classified as either 'finance' or 'operating' in accordance with the general principles of PAS 17. The amendments will be applied retrospectively.

- PAS 36, *Impairment of Assets*, clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in PFRS 8 before aggregation for reporting purposes.

- PAS 38, *Intangible Assets*, clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. This also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives*, clarifies that it does not apply to possible reassessment at the date of acquisition, to embedded derivatives in contracts acquired in a business combination between entities or businesses under common control or the formation of joint venture.

Effective in 2011

- Philippine Interpretation IFRIC 16, *Hedge of a Net Investment in a Foreign Operation*, states that in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge are satisfied.

Effective in 2012

- Philippine Interpretation IFRIC 15, *Agreement for Construction of Real Estate*, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

Effective in 2013

- PFRS 9, *Financial Instruments*, specifies how an entity should classify and measure financial assets, including some hybrid contracts. It applies a consistent approach to classifying financial assets and replace the numerous categories of financial assets in PAS 39, each of which had its own classification criteria. This also results in one impairment method.

The Group continues to assess the impact of the above new and amended accounting standards and interpretations effective subsequent to 2009 on its consolidated financial statements in the period of initial application. Additional disclosures required by these amendments will be included in the consolidated financial statements when these amendments are adopted.



Investments in Associates

Associates are entities which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of comprehensive income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets. The share is included principally in the "Receivables", "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets. Any liabilities incurred jointly with the other venturers are recognized under "Accounts with Partners" in the consolidated balance sheets. Related revenues and expenses are recognized in the consolidated statements of comprehensive income.

Business Combination and Goodwill

Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets and liabilities of the acquired business initially at fair value. If the acquirer's interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the acquirer shall (a) reassess the identification and measurement of the acquiree's identifiable assets and liabilities and the measurement of the cost of the combination; and (b) recognize immediately in profit or loss any excess remaining after that reassessment.

When a business combination involves more than one exchange transaction, each exchange transaction shall be treated separately using the cost of the transaction and fair value information at the date of each exchange transaction to determine the amount of any goodwill associated with that transaction. This results in a step-by-step comparison of the cost of the individual investments with the Group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at each exchange transaction. The fair values of the acquiree's identifiable assets, liabilities and contingent liabilities may be different at the date of each exchange transaction. Any adjustments to those fair values relating to previously held interests of the Group is a revaluation to be accounted for as such and presented separately as part of equity.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share in the net identifiable assets of the acquired subsidiary or associate at the date of acquisition.



Goodwill on acquisitions of subsidiaries is recognized separately as a noncurrent asset. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (CGU) or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU or group of CGUs is less than the carrying amount of the CGU or group of CGUs to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its impairment test of goodwill on an annual basis.

Cash and Cash Equivalents

Cash consists of cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of up to three months or less from dates of acquisition and are subject to an insignificant risk of change in value.

Financial Instruments

Date of recognition

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments

Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at FVPL, includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: financial assets at FVPL, held-to-maturity (HTM) investments, AFS financial assets, and loans and receivables, as appropriate. Financial liabilities are classified as either financial liabilities at FVPL or other financial liabilities, as appropriate. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at each balance sheet date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

As of December 31, 2009 and 2008, the Group has no financial assets classified as HTM investments, and financial assets and financial liabilities at FVPL.



Determination of fair value
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day 1 Profit
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit) in the consolidated statement of comprehensive income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of comprehensive income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Embedded derivatives
An embedded derivative is separated from the host financial or nonfinancial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized as at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of comprehensive income.

The Group has no embedded derivatives as of December 31, 2009 and 2008.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. Gains and losses are



recognized in the consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

As of December 31, 2009 and 2008, the Group's loans and receivables consist of cash and cash equivalents and receivables (see Note 20).

AFS financial assets
AFS financial assets are non-derivative financial assets that are designated as AFS financial assets or are not classified in any of the three other categories. The Group designates financial instruments as AFS financial assets if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity as "Net unrealized loss on decline in value of AFS financial assets".

When the financial asset is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of comprehensive income. Interest earned on the investments is reported as 'Interest income' using the effective interest method. Dividends earned on investments are recognized in the consolidated statement of comprehensive income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

As of December 31, 2009 and 2008, the Group classifies its investments in shares of stocks as AFS financial assets (see Note 9).

Other financial liabilities
Other financial liabilities are initially recorded at fair value. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

As of December 31, 2009 and 2008, the Group classifies its loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable as other financial liabilities (see Note 20).

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and



only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Loans and receivables
If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of comprehensive income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, the asset is included in the group of financial assets with similar credit risk and characteristics, and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of comprehensive income, to the extent that the carrying value of the asset does not exceed what its amortized cost could have been had there been no impairment at the reversal date.

In relation to receivable, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through the use of an allowance account. Impaired receivables are derecognized when they are assessed as uncollectible.

Financial assets carried at cost
If there is objective evidence of impairment on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return of a similar financial asset.



AFS financial assets
For AFS financial assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS financial assets, this would include a significant or prolonged decline in the fair value of the investments below its cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income, is removed from equity and recognized in the consolidated statement of comprehensive income.

Impairment losses on equity investments are not reversed through the consolidated statement of comprehensive income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of "Interest income" in the consolidated statement of comprehensive income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of comprehensive income, the impairment loss is reversed through the consolidated statement of comprehensive income.

<u>Derecognition of Financial Assets and Financial Liabilities</u>
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.



Financial liabilities
A financial liability is derecognized when the obligation under the liability was discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

Crude Oil Inventory
Crude oil inventory is carried at market value.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization, and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

When assets are retired or otherwise disposed of, the cost and related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of comprehensive income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proven reserves. The depletion base includes the exploration and development cost of producing oilfields.

Depreciation of property and equipment, other than wells, platforms and other facilities, is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

Depreciation and amortization of an item of property and equipment begins when it becomes available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation or amortization ceases at the earlier of the date that the item is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*, and the date the asset is derecognized.



Wells in progress pertains to those development costs relating to Service Contract (SC) where oil in commercial quantities are discovered and are subsequently reclassified to "Wells, platforms and other facilities" shown under "Property and equipment" account in the consolidated balance sheet upon commercial production. Depletion of wells in progress commences upon transfer to property and equipment.

The assets' useful lives, and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Deferred Oil Exploration Costs
The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/Geophysical Survey and Exploration Contract (GSEC) area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the consolidated balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Impairment of Nonfinancial Assets
The Group assesses at each balance sheet date whether there is an indication that noncurrent nonfinancial assets, which include property and equipment, investments in associates, deferred oil exploration costs and other noncurrent assets may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of comprehensive income in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of accumulated depletion, depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.



Capital Stock
Capital stock is measured at par value for all shares issued. When the Group issues more than one class of stock, a separate account is maintained for each class of stock and the number of shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration is recognized in paid-in capital in excess of par.

Retained Earnings (Deficit)
Retained earnings (deficit) represent the cumulative balance of net income (loss), dividend distributions, prior period adjustments, effects of changes in accounting policy and other capital adjustments.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Petroleum revenue
Revenue from petroleum operations is recognized as income at the time of production.

Rental income
Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income
Interest income is recognized as the interest accrues taking into account the effective yield on the asset.

Dividend income
Dividend income is recognized when the right to receive the payment is established.

Costs and Expenses Recognition
Costs and expenses are recognized in profit or loss when a decrease in future economic benefit related to a decrease in an asset or an increase of a liability has arisen that can be measured reliably. Costs and expenses are recognized in the consolidated statement of comprehensive income in the period in which they are incurred.

Borrowing Costs
Borrowing costs generally are recognized as expense in the consolidated statement of comprehensive income when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.



Retirement Benefits Costs
Retirement benefits costs are actuarially determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Upon introduction of a new plan or improvement of an existing plan, past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service cost is immediately expensed. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the present value of defined benefits obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Retirement benefits liability is the aggregate of the present value of the defined benefits obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. If there is no change or there is an increase in the present value of economic benefits, the entire net actuarial losses of the current period and the past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of these economic benefits. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the asset is measured with the aggregate of cumulative unrecognized net actuarial losses and past service cost at the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or there is a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date whether the fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a) there is a change in contractual terms, other than a renewal or extension of the arrangement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or
(d) there is a substantial change to the asset.



Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease income are recognized in the consolidated statement of comprehensive income on a straight line basis over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred tax

Deferred tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, and carryforward benefits of unused tax credits from excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) [excess MCIT], and unused tax losses from net operating loss carryover (NOLCO), to the extent that it is probable that sufficient future taxable profits will be available against which the deductible temporary differences, excess MCIT and NOLCO can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that sufficient future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exist to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions and Contingencies

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to passage of time is recognized as an interest expense.



Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Basic/Diluted Earnings Per Share
Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares issued and outstanding during the year after giving retroactive effect to stock dividends declared and stock rights exercised during the year, if any.

Diluted earnings per share is computed by dividing net income for the year (after deducting interest on convertible preferred shares) by the weighted average number of shares issued and outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all dilutive potential common shares into common shares.

As of December 31, 2008, the Group has potential dilutive common shares from its stock rights offering and no potential dilutive common shares in 2009 and 2007.

Foreign Currency Transactions and Translations
Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are translated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of comprehensive income.

Segment Reporting
Currently, the Group has only one business segment. The Group is primarily involved in oil exploration and production. Revenue generated consists mainly of revenue from petroleum operations. The Group has no geographical segments.

Management monitors the operating results of its business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating income or loss in the consolidated financial statements. Group financing, excluding interest income and expense, and income taxes are managed on a group basis and are not allocated to operating segments.

Events After the Balance Sheet Date
Events after the balance sheet date that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Events after the balance sheet date that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

3. Significant Judgments, Accounting Estimates and Assumptions

The preparation of the consolidated financial statements in accordance with PFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenses during the year. The judgments,



estimates and assumptions used in the preparation of the consolidated financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the consolidated financial statements. Future events may occur which can cause the assumptions used in arriving at those judgments and estimates to change. The effects will be reflected in the consolidated financial statements as they become reasonably determined.

Judgments
In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of functional currency
The Parent Company, based on the relevant economic substance of the underlying circumstances, has its functional currency determined to be the Peso. It is the currency of the primary economic environment in which the Parent Company operates.

Classification of financial instruments
The Group classifies a financial instrument, or its components, on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated balance sheet. The classification of financial assets and financial liabilities of the Group are presented in Note 20.

Classification of leases
The Group has entered into commercial property leases where it has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases. The Group's rent income is included in "Other income" in the consolidated statements of comprehensive income.

Estimates and Assumptions
The key assumptions concerning the future and other key sources of estimation as of balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting year are discussed below:

Impairment of loans and receivables
The Group assesses on a regular basis if there is objective evidence of impairment of loans and receivables. The amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. The Group uses individual impairment assessment on its loans and receivables. The Group did not assess its loans and receivables for collective impairment due to the few counterparties which can be specifically identified. The amount of loss is recognized in the consolidated statement of comprehensive income with a corresponding reduction in the carrying value of the loans and receivables through an allowance account.

Total carrying value of loans and receivables amounted to ₱223.0 million and ₱105.8 million as of December 31, 2009 and 2008, respectively (see Notes 20 and 21). Allowance for impairment on these financial assets amounted to ₱12.7 million as of December 31, 2009 and 2008 (see Notes 5 and 21).



Measurement of market value of crude oil inventory
The market value of crude oil inventory is based on the average Dubai price net of applicable discount or including applicable premium which also represents an active market for the product. As of December 31, 2009 and 2008, the crude oil inventory amounted to ₱40.5 million and ₱1.6 million, respectively.

Determination of fair value of financial instruments
The Group carries certain financial assets and financial liabilities at fair value, which requires use of accounting estimates and judgment. Significant components of fair value measurement were determined using verifiable objective evidence (i.e., interest rate, volatility rates). However, the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any change in the fair value of these financial assets and financial liabilities would affect the consolidated statement of comprehensive income and consolidated statement of changes in equity.

The carrying values and the fair values of financial assets and financial liabilities as of December 31, 2009 and 2008 are disclosed in Note 20.

Impairment of AFS financial assets
Quoted shares - at fair value
An impairment loss arises with respect to AFS financial assets when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Group evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Group expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Group's investments.

Unquoted shares - at cost
Management believes that while the range of reasonable fair value estimates is significant, the probabilities of the various estimates cannot be reasonably assessed given the unquoted nature of equity investments. As a result, the Group carries unquoted AFS financial assets at cost, less any impairment in value.

The carrying amount of AFS financial assets amounted to ₱110.6 million and ₱51.0 million as of December 31, 2009 and 2008, respectively. No impairment losses were recognized in 2009, 2008 and 2007 (see Notes 9, 20 and 21).

Estimation of proven oil reserves
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.



There has been no significant change in estimated recoverable reserves from December 31, 2003 to December 31, 2009.

Estimation of useful lives of property and equipment
The Group estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above.

As of December 31, 2009 and 2008, the net book values of property and equipment amounted to ₱292.2 million and ₱297.1 million, respectively (see Note 7).

Impairment of nonfinancial assets
Property and equipment, investments in associates and other noncurrent assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of use of the acquired assets or the strategy for overall business; and
- Significant negative industry or economic trends.

An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment losses were recognized in 2009 and 2008. In 2007, the Parent Company recognized impairment loss on the goodwill related to the acquisition of PGO as a subsidiary which amounted to ₱0.7 million.

Impairment and write-off of deferred oil exploration costs
The Group assesses impairment on deferred oil exploration costs when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. Until the Group has sufficient data to determine technical feasibility and commercial viability, deferred oil exploration costs need not be assessed for impairment. Facts and circumstances that would require an impairment assessment as set forth in PFRS 6, *Exploration for Evaluation of Mineral Resources*, are as follows:

- The period for which the Group has the right to explore in the specific area has expired or will expire in the near future, and is not expected to be renewed;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
- Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and



- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed in full from successful development or by sale.

The carrying value of deferred oil exploration costs amounted to ₱823.7 million and ₱821.2 million as of December 31, 2009 and 2008, respectively. Allowance for unrecoverable deferred oil exploration costs amounted to ₱41.6 million as of December 31, 2009 and 2008. No impairment loss was recognized in 2009, 2008 and 2007 (see Notes 6 and 10).

Retirement benefits costs
The cost of defined benefit retirement plans and other benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, investment yield and future salary increases, among others.

While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Group's retirement obligations. The Group recognized retirement benefits costs amounting to ₱6.9 million in 2009, ₱3.7 million in 2008 and ₱3.4 million in 2007, and related retirement benefits asset amounted to ₱0.9 million as of December 31, 2009 and related retirement benefits liability amounted to ₱7.2 million as of December 31, 2008 (see Note 18).

Recognition of deferred tax assets
The Group reviews deferred tax assets at each balance sheet date and adjust to the extent that it is probable that sufficient future taxable profits will be available to allow all or part of the deferred tax assets to be utilized. As of December 31, 2009, deferred tax asset on NOLCO amounting to ₱2.3 million was recognized to the extent of deferred tax liability representing tax effect on unearned crude oil revenue amounting to ₱7.2 million and unrealized foreign exchange gain amounting to ₱0.6 million (see Note 19).

As of December 31, 2009 and 2008, the unrecognized deferred tax assets amounted to ₱24.3 million and ₱26.5 million, respectively (see Note 19).

4. Cash and Cash Equivalents

	2009	2008
Cash on hand and in banks	**₱56,084,831**	₱980,828
Short-term investments	**46,104,000**	–
	₱102,188,831	₱980,828

Cash in banks earn interest at respective bank deposit rates. Short-term investments are made for varying periods of up to three months depending on the immediate cash requirements of the Parent Company, and earn interest at the respective short-term investment rates.

5. Receivables

	2009	2008
Accounts with contract operators (see Note 6)	**₱72,318,328**	₱35,015,455
Advances to related companies (see Note 15)	**25,488,607**	25,464,610
Accrued interest (see Note 15)	**22,210,578**	22,234,743
Accounts with partners (see Note 6)	**2,023,483**	761,259

(Forward)



	2009	2008
Advances to officers and employees	₱1,652,474	₱1,081,779
Receivable from Nido Petroleum	–	27,232,131
Dividends	–	2,250,000
Others	9,793,272	3,545,693
	133,486,742	117,585,670
Less allowance for impairment losses	12,719,957	12,719,957
	₱120,766,785	₱104,865,713

Accounts with contract operators represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Parent Company's share in exploration, development and production expenditures relating to SC 14 (see Notes 6 and 10).

Accrued interest represents interest from advances to related companies (see Note 15).

Accounts with partners represent the Parent Company's share in the exploration, development and production expenditures in the SCs and GSECs advanced by the Parent Company, net of cash contributions (see Note 10).

Receivable from Nido Petroleum represents the sum of $0.6 million (or ₱27.2 million) from the deed of settlement dated July 18, 2008 with Nido Petroleum for the costs of the three-dimensional (3D) seismic survey covering SC 14 and SC 6B, which were not validated by Department of Energy (DOE) for cost recovery purposes conducted by Nido Petroleum, and which were previously paid by the Parent Company. The full amount was collected in 2009.

Dividends receivable represents the Parent Company's share in the property dividends declared by PentaCapital Holdings, Inc. (Penta Holdings). In 2009, the Parent Company transferred the said property dividends to AFS financial assets (see Note 9).

The allowance for impairment losses pertain to advances to related parties, accrued interest and other receivables. In 2009 and 2008, there were no additional provisions nor write-off and reversal recognized. The impaired receivables were specifically identified as of December 31, 2009 and 2008 (see Note 21).

6. Interest in Jointly Controlled Assets

The Group's interest in the jointly controlled assets in the various SCs and GSECs, and any liabilities incurred jointly with the other venturers, as well as the related revenue and expenses of the venture, which are included in the consolidated financial statements, are as follows:

	2009	2008
Current assets:		
Receivables (see Note 5):		
Accounts with contract operators	₱72,318,328	₱35,015,455
Accounts with partners	2,023,483	761,259
	74,341,811	35,776,714
Noncurrent assets:		
Property and equipment (see Note 7):		
Wells, platforms and other facilities	591,788,747	584,607,430
Less accumulated depletion	(304,043,392)	(293,714,316)
	287,745,355	290,893,114

(Forward)



	2009	2008
Deferred oil exploration costs (see Note 10)	₱823,734,492	₱821,218,862
	1,111,479,847	1,112,111,976
	₱1,185,821,658	₱1,147,888,690
Current liability - Accounts with partners (see Note 12)	₱5,151,086	₱5,151,086

	2009	2008	2007
Revenue			
Share in petroleum revenue (see Note 10)	₱328,779,723	₱133,367,423	₱168,952,006
Other income			
Foreign exchange gains - net	395,477	1,078,415	512,085
	329,175,200	134,445,838	169,464,091
Costs of petroleum operations:			
Share in costs and operating expenses (see Notes 10 and 16)	163,008,806	85,056,688	121,415,322
Depletion (see Note 7)	10,329,076	435,172	794,531
	173,337,882	85,491,860	122,209,853
	₱155,837,318	₱48,953,978	₱47,254,238

7. Property and Equipment

As of December 31, 2009:

	Wells, Platforms and Other Facilities						
	SC 14 Block D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B, B - 1 and C	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Cost							
Beginning of year	₱299,840,413	₱284,767,017	₱584,607,430	₱5,425,001	₱10,277,196	₱11,512,534	₱611,822,161
Additions	–	7,181,317	7,181,317	112,000	–	178,982	7,472,299
Reclassifications	(36,132,916)	36,132,916	–	3,234,961	902,000	–	4,136,961
End of year	263,707,497	328,081,250	591,788,747	8,771,962	11,179,196	11,691,516	623,431,421
Accumulated Depletion, Depreciation and Amortization							
Beginning of year	12,285,641	281,428,675	293,714,316	5,299,308	4,766,545	10,943,976	314,724,145
Depletion, depreciation and amortization expense for the year	–	10,329,076	10,329,076	31,481	2,085,503	401,442	12,847,502
Reclassifications	–	–	–	3,053,200	601,336	–	3,654,536
End of year	12,285,641	291,757,751	304,043,392	8,383,989	7,453,384	11,345,418	331,226,183
Net Book Values	₱251,421,856	₱36,323,499	₱287,745,355	₱387,973	₱3,725,812	₱346,098	₱292,205,238

As of December 31, 2008:

	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Cost							
Beginning of year	₱299,099,245	₱284,767,017	₱583,866,262	₱5,425,001	₱10,277,196	₱11,276,999	₱610,845,458
Additions	741,168	–	741,168	–	–	235,535	976,703
End of year	299,840,413	284,767,017	584,607,430	5,425,001	10,277,196	11,512,534	611,822,161

(Forward)



	Wells, Platforms and Other Facilities						
	SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B and B - 1	Subtotal	Office Condominium Unit and Improvements	Transportation Equipment	Office Furniture, Fixtures and Equipment	Total
Accumulated Depletion, Depreciation and Amortization							
Beginning of year	₱12,285,641	₱280,993,503	₱293,279,144	₱5,297,974	₱2,711,106	₱10,362,776	₱311,651,000
Depletion, depreciation and amortization expense for the year	–	435,172	435,172	1,334	2,055,439	581,200	3,073,145
End of year	12,285,641	281,428,675	293,714,316	5,299,308	4,766,545	10,943,976	314,724,145
Net Book Values	₱287,554,772	₱3,338,342	₱290,893,114	₱125,693	₱5,510,651	₱568,558	₱297,098,016

The depletion expense related to petroleum operations amounted to ₱10.3 million, ₱0.4 million and ₱0.8 million in 2009, 2008 and 2007, respectively, while total depreciation expense related to general and administrative expenses amounted to ₱2.5 million, ₱2.6 million and ₱2.9 million in 2009, 2008 and 2007, respectively.

The Parent Company's condominium unit and parking slots are collateralized to secure its loan with United Coconut Planters Bank (UCPB) outstanding as of December 31, 2008 (see Note 11).

8. Investments in Associates

The Parent Company's associates are PentaCapital Investments Corporation (PentaCapital) and Penta Holdings, companies incorporated in the Philippines, where the Parent Company holds 40.00% and 13.76% ownership interest, respectively. PentaCapital also has 29.54% ownership interest in Penta Holdings, making the Parent Company's effective ownership to Penta Holdings at 25.58%.

The details of investments in associates carried under the equity method follow:

	2009	2008
Acquisition costs	₱188,648,939	₱188,648,939
Accumulated equity in net earnings:		
Beginning of year	31,205,009	22,968,147
Equity in net earnings for the year	9,341,596	10,236,862
Dividends	(2,000,000)	(2,000,000)
End of year	38,546,605	31,205,009
	₱227,195,544	₱219,853,948

Following are the summarized financial information of PentaCapital and Penta Holdings as of and for the years ended December 31, 2009 and 2008 (in thousands):

	2009		2008	
	Penta Capital	Penta Holdings	Penta Capital (Restated)	Penta Holdings
Total current assets	₱259,411	₱74,994	₱223,156	₱33,631
Total noncurrent assets	326,710	442,846	330,011	470,525

(Forward)



	2009		2008	
	Penta Capital	Penta Holdings	Penta Capital (Restated)	Penta Holdings
Total current liabilities	₱76,492	₱103,601	₱62,603	₱105,271
Total noncurrent liabilities	3,567	–	3,567	–
Revenue	91,758	64,739	99,393	48,787
Costs and expenses	63,075	46,198	64,979	33,962
Total comprehensive income	24,064	11,367	19,062	7,688

The financial statements of the associates are prepared for the same reporting year as the Parent Company.

The December 31, 2008 financial statements of PentaCapital were restated to reflect the recognized unrealized losses on the fair value decline of the reclassified equity securities amounting to ₱2.95 million as part of profit or loss in 2008 and the income tax expense amounting to ₱4.85 million that should have been charged to profit or loss in 2007, the effects to the equity in net earnings of which are not material and was taken up in the 2009 consolidated financial statements.

9. AFS Financial Assets

	2009	2008
Quoted shares - at fair value	₱97,464,288	₱40,094,902
Unquoted shares - at cost	13,127,340	10,877,340
	₱110,591,628	₱50,972,242

In 2009, the Parent Company acquired additional investments in quoted shares amounting to ₱5.7 million. Also, the Parent Company recognized its property dividends receivable amounting to ₱2.3 million as unquoted shares.

In 2007, the Parent Company sold various AFS financial assets at various dates, with a total cost of ₱57.8 million and a gain on sale of ₱0.9 million was recognized in the 2007 consolidated statements of comprehensive income.

The following table illustrates the movement of the "Net unrealized loss on decline in value of AFS financial assets":

	2009	2008
Beginning of year	₱163,032,906	₱87,875,938
Changes in fair value of AFS financial assets during the year	(51,656,907)	75,156,968
Realization of fair value adjustment through sale	2,254	–
End of year	₱111,378,253	₱163,032,906

AFS financial assets in unquoted shares of stock are carried at cost as the fair value bases (i.e., quoted market prices) are not readily available nor is there an alternative basis of deriving a reasonable valuation as of the balance sheet date.



A portion of the AFS financial assets representing investments in Atlas Consolidated Mining and Development Corporation (ACMDC) is collateralized to secure the Parent Company's loan to UCPB outstanding as of December 31, 2008 (see Note 11).

10. Deferred Oil Exploration Costs

The full recovery of the deferred oil exploration costs incurred in connection with the Group's participation in the acquisition and exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

The following table illustrates the movements in the deferred oil exploration costs account:

	2009	2008
Cost		
Beginning of year	₱862,830,536	₱860,073,646
Additions	2,515,630	2,756,890
End of year	865,346,166	862,830,536
Less allowance for unrecoverable deferred oil exploration costs	41,611,674	41,611,674
	₱823,734,492	₱821,218,862

Under the SCs entered into with the DOE covering certain petroleum contract areas in various locations in the Philippines, the participating oil companies (collectively known as Contractors) are obliged to provide, at their sole risk, the services, technology and financing necessary in the performance of their obligations under these contracts. The Contractors are also obliged to spend specified amounts indicated in the contract in direct proportion to their work obligations.

However, if the Contractors fail to comply with their work obligations, they shall pay the government the amount they should have spent in direct proportion to their work obligations. The Contractors have Operating Agreements among themselves which govern their rights and obligations under these contracts.

The Group, together with other participants (collectively referred to as the "Contractor"), entered into several SCs and GSECs with the Philippine Government, through the DOE, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Parent Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc, North Matinloc and Galoc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Parent Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Receivable", "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets.



The Parent Company's participating interests in the different SCs as of December 31, 2009, 2008 and 2007 are as follows:

Area	Participating Interest (in percentage)		
	2009	2008	2007
SC 6 (Northwest Palawan)			
Block A (Octon)	**44.43000**	44.43000	44.43000
Block B (Bonita)	**21.87500**	21.87500	21.87500
Cadlao Block	–*	–*	–*
SC 14 (Northwest Palawan)			
Block A (Nido)	**26.10600**	26.10600	26.10600
Block B (Matinloc)	**41.60800**	41.60800	41.60800
Block B-1 (North Matinloc)	**33.11100**	33.11100	33.11100
Block C-1 (Galoc)	**7.21495**	7.01750	7.01750
Block C-2 (West Linapacan)	**7.01750**	7.01750	28.07000
Block D (Retention Block)	**33.75100**	33.75100	33.75100
Tara Block	**22.50000**	22.50000	22.50000
SC 41 (Sulu Sea)	**3.39800**	3.39800	3.39800
SC 53 (Onshore Mindoro)	**22.00000**	22.00000	22.00000
SWAN Block (Northwest Palawan)	**32.97500**	32.97500	32.97500

** Carried cost interest with revenue interest of 1.6500%*

Assignment of PGO's participating interest to the Parent Company

On August 14, 2007, PGO assigned its participating interest, except participating interest in SC 6 Block B and SC 14 Tara Block, to the Parent Company by executing a Deed of Assignment and Assumption.

The details of the assigned participating interest are as follows:

Area	Participating Interest (in percentage)	Carried Interest (in percentage)
SC 6 Block A (Octon)	1.10000	2.50000
SC 14		
Block B-1 (North Matinloc)	15.26100	–
Block C-1 (Galoc)	0.62050	–
Block C-2 (West Linapacan)	2.48200	–

SC 6 BLOCK A

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities design for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon-Galoc development.



In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

In March 2007, the farm-in agreement was signed by all the partners of the consortium and subsequently submitted the same to DOE for approval. Furthermore, during second quarter of 2007, the consortium drafted a new Joint Operating Agreement (JOA) which replaced the old SC6A JOA and a side agreement or Carried Interest Agreement. On September 25, 2007, DOE approved the farm-in proposal of Vitol GPC Investments S.A. (Vitol GPC). Towards the end of 2007, Vitol GPC formed a team of geoscientists and engineers tasked to evaluate the viability of the Octon area in conjunction with the Galoc Field as well as the potential of the Northern Block.

In a meeting held in Singapore last November 2007 to update the consortium on the ongoing geophysical and geological studies, Vitol focused on two main areas, the Barselisa and the Octon area. In the north, Barselisa is seen as the primary prospect that they felt warranted further additional work. The shallow prospects on the Malajon-Saddle Rock trend were downgraded because of trapping and seal risks.

In the southern Octon area, Vitol identified a series of small culminations in the vicinity of Octon which could add value in case of a development. The prospectivity of the southern closure of the Octon structure was also upgraded by the seismic evaluation. A potential for a stratigraphic play pinching out against Gintu High was also identified.

Vitol has asked the Parent Company to retrieve the original processed 3D data from Western Geco in order to facilitate the upgrading of the two areas prior to the end of the evaluation period in March 2008.

Upon receipt of the full seismic data set from Western Geco, Vitol GPC embarked on an in-depth evaluation of the Octon-Galoc area and the northern sector of the block, particularly the Barselisa Prospect. These evaluation studies comprise the activity for Study Phase 3 of the Farm-in Agreement. Study Phase 1 generally was database generation while Phase 2 involved seismic evaluation and generation/validation of prospects and leads. Vitol GPC completed their 3-phase review in September 2008. They concluded that there is limited potential observed in the block outside of Octon North, while the other identified major prospects are considered high risk.

Computed reserves figure for Octon makes it a marginal, yet developable field. As such, Vitol GPC's envisaged future programs for Octon are geared towards development of the field being tied-back to the Galoc Field.

In October 2008, Vitol GPC issued the Project Execution Plan (PEP) for Octon development and together with the Work Program and Budget. Part of the plan is Vitol GPC's commitment to carry out a significant work program for 2009 and 2010 consisting of pre-sanction activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Development.

Long before the expiration of the initial 25-year term of SC 6A on February 28, 2009, TPC formally submitted the extension request to the DOE. Negotiations with regard to the extension request were still ongoing in late 2008, but the DOE had already indicated granting the extension on the merit of the submitted future work program for the block.



The Octon Block Consortium adopted the work program submitted by the Technical Advisor Vitol GPC in late 2008 as the consortium's work commitment which the SC 6A partnership used as its commitment during negotiations with the DOE for the 15-year extension of the production term of SC6A. The work program consisted of various activities which are basically planning strategies leading to full development of the Octon Field in conjunction with the anticipated Phase 2 of the Galoc Field Development. In a June 2009 letter, the DOE approved the extension of the production term of the Octon Block. The 15-year extension shall be for a series of three five-year terms, subject to compliance with certain conditions such as yearly submission of work program and budget, and payment of technical assistance and training fund to the DOE. The term extension is reckoned from March 1, 2009.

Since the commerciality of the Octon Field depends on it being tied up to the Galoc development, the realization of which had already been delayed by the frequent operations downtime in the Galoc field, GPC proposed and was granted approval by the consortium to re-process some 75 square-kilometers of 3D seismic data in the Octon area in conjunction with the re-processing of Galoc 3D data as part of the Galoc Phase 2 evaluation activities. Geophysical contractor CGGVeritas completed the pre-stack time migration phase last August 2009, while the pre-stack depth migration was completed towards the end of the year. Initial results from the ongoing re-evaluation of the re-processed data indicate a much improved image of the Octon reservoir. Vitol GPC is also rebuilding their models in the light of the positive results of the Octon seismic reprocessing. This program now forms the bulk of GPC's revised work program for 2010, possibly extending to 2011.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended as of December 31, 2009.

During 2nd quarter of 2007, VenturOil Philippines, Inc. (VenturOil), in partnership with the Australia-based Blade Petroleum Philippines, Inc. (Blade), extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita block. The Parent Company, as operator of the block, started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade/VenturOil a three-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita block, the Blade/VenturOil's studies also cover the Tara, Libro, North Matinloc and Block D-Retention Block, all under SC 14.

In August 2008, VenturOil proposed a Work Program and Budget (WPB) which form the basis for their due diligence during their extended option exclusivity period ending March 2009. Their proposal included geological and geophysical studies, and reservoir evaluation. The Bonita Consortium agreed during the September 2008 partners' meeting to adopt this proposed WPB as the consortium's commitment and justification for the final 15-year extension of the contract term. In March 2009, the negotiations for the extension between the DOE and the Parent Company are still in process.

An extension was granted by the Bonita Block consortium until September 2009 in order for VenturOil to complete their original and amended work program with the end view of submitting a drilling prognosis and program for the different areas that they are farming into, including the Bonita Block.



Similar to the SC 6A Octon Block, TPC had a series of negotiations with the DOE during the first quarter of 2009 for the extension of the production term of SC 6B - Bonita Block contract which expired on February 28, 2009. In support of the request, TPC submitted VenturOil's proposed work program as the *Bonita Consortium's commitment*. In June 2009, the DOE granted the extension of the production term of the contract on similar terms and conditions as that of the SC 6A extension and likewise reckoned from March 1, 2009.

In October 2009, the Bonita Block Consortium informed VenturOil that they no longer have the right to the option on the block and that VenturOil should be recognized first by the DOE as a qualified service contractor should they pursue negotiations for farm-in into the block.

SC 6 - CADLAO BLOCK

Blade/VenturOil had bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block in 2007. Blade and VenturOil have had protracted talks with Oriental Petroleum and Minerals Corporation (OPMC) to move the reactivation of the Cadlao Field forward. On July 18, 2008, Blade became the sole contractor for the Cadlao Block when they finally bought out OPMC's interests. As the new operator, Blade requested for and was granted the final extension of the Cadlao Block in September 2008, with the reactivation of Cadlao Field as justification for the extension request. Blade had been studying the possibility of re-activating the field which last produced in 1991. The Parent Company owns a 1.65% carried interest in the Cadlao Field.

In 2008, Blade submitted to the DOE their preliminary Plan of Development (POD) for the Cadlao Field. With the POD, Blade committed to re-activate the Cadlao Field, via two new production wells at a target total project cost of $100 million.

During the early part of 2009, Blade and the DOE had a series of negotiations for the finalization and acceptance of the POD. The POD was finally approved by the DOE on June 17, 2009.

While these developments were taking place, TPC and Blade also negotiated for the latter's purchase of TPC's revenue interest share in the Cadlao Field. Up to the end of 2009, negotiations did not materialize as both parties failed to agree on the acceptable terms and conditions of the purchase.

SC 14

The contract areas covered by SC 14 are situated offshore northwest of Palawan Island. Until April 2004, SC 14 was under the operatorship of Alcorn Production Philippines, Inc. (APPI). Blocks A and B of SC 14 are currently in production stage.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., APPI, and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum and Minerals, Inc. (BPMI), OPMC, Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty. Ltd., Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil Energy Development Corp. (Trans-Asia) and the TPC (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts



payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the effective date; and (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members. APPI was the operator of SC14 until June 30, 2004. As a result of the assignment, TPC together with OPMC and BPMI became the joint operators of SC 6 and 14 designating TPC as the lead operator starting July 1, 2004.

Beginning March 2004, TPC together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Block C of SC 14.

TPC, as the lead operator, implemented a number of projects aimed at mitigating operational hazards at the fields which included repair works on platform decks and pipelines, upgrading of the fire deluge systems at the Matinloc and Nido platforms and routine inspection of the shallow subsea sections of the production facilities, as well as assessing the impact of field operations on the marine environment. The operator likewise installed a new three-phase pump system that sustained production level from the Nido B wells.

Production from the North Matinloc Field started with a trial flow from the North Matinloc-2 well using different choke sizes on February 23 to 26, 2009. At a wellhead pressure of 290 psi, the well was closed after producing about 1,000 barrels during the test flow run. The North Matinloc-2 well resumed its steady state production on April 14, 2009 at a higher wellhead pressure of 420 psi. The modest production from North Matinloc-2 augmented production from the Matinloc Field to satisfy the cargo volume requirement of buyer Pilipinas Shell.

The consortium completed a total of 11 shipments from the three fields in 2009, mainly with Pilipinas Shell. The yearly crude oil sales agreement with Pilipinas Shell, which expired in January 2010 was eventually renewed in February 2010. The consortium is also considering negotiating with other buyers especially when Pilipinas Shell's schedule does not allow timely accommodation of SC 14 crude oil production.

With regards to the Tara Block and SC 14 D - Retention Block, these two areas are still under evaluation by VenturOil since 2008 as part of their due diligence leading to possible farm-in. The Tara field is currently shut-in while there is no producing field within the SC 14 D - Retention Block.

SC 14 C-1 Galoc Block

In September 2004, the Parent Company, together with other SC 14 Consortium members, entered into a farm-in agreement with a UK-based and an Australian-based company (collectively, the Farminees) to farm-in to the Galoc Field in Block C of SC 14. The Agreement provides for, among others, the designation of the Farminees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the Galoc Production Company (GPC) was formed as the special-purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.



In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new JOA that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement that defined the distribution to all parties of the revenues from the Galoc field production, was also approved and signed in 2006.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

During the first quarter of 2007, GPC continued with their preparations for the Galoc development drilling program scheduled for the third quarter of 2007. GPC was finalizing contracts for the installation of subsea equipment. Fabrication of the mooring-riser system and process equipment were ongoing during the first quarter of the year.

In preparation for the development drilling, GPC conducted comprehensive review, sampling and tests of existing Galoc and Octon core and rock samples. These studies were aimed at minimizing hazards in drilling and optimizing the overall chances of success in the drilling of the wells.

The drilling rig "Energy Searcher" arrived at the Galoc location on October 4, 2007. GPC immediately drilled the top holes of the Galoc-3 (G3) and Galoc-4 (G4) production wells. As planned, a Pilot Hole from the G4 location was also drilled and this confirmed both reservoir properties and presence of hydrocarbons in the southern sector of the Galoc field as anticipated in the approved POD.

GPC entered into a Crude Agency Agreement with Vitol Asia Pte. Ltd. for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including the Parent Company.

With the completion of the drilling of the G3 sidetrack-1 and G4 wells in early January 2008, the consortium concluded the drilling activities associated with Galoc Phase 1 Development. The rig remained in the location for the installation of the subsea trees and completion and flow cleaning of the wells. Both the G3 Sidetrack-1 and the G4 wells flowed oil to the surface at better than expected rates. The clean up flow confirmed both well and completion integrity and their ability to flow to the surface. Immediately after the clean-up, GPC commenced the installation of subsea facilities and the mooring and riser system (MRS) for the storage vessel using the construction vessel "Lewek Champion". The installation was completed on March 29, 2008.

The Floating Production and Storage Offloading (FPSO) vessel "Rubicon Intrepid" arrived at the Galoc Site on May 11, 2008, but actual hook-up commenced on May 21, 2008 but had to be discontinued due to adverse weather. A survey of the laid down MRS revealed significant damage to at least 3 sections of the equipment which needed replacement. GPC likewise discovered leaks in the lower riser package that also needed repair. The operator immediately commenced repair works on the damaged sections and the entire procedure extended throughout September 2008. Repairs and re-installation of the MRS was completed on October 3, 2008.



The Galoc Field finally commenced production on October 9, 2008, initially with the G3. The other well, G4, was opened on October 13, 2008 at controlled choke openings for clean-up flow. As of December 21, 2008, the G3 and G4 are still under Extended Production Testing (EPT) period, revenue arising from G3 and G4 will be reported after the EPT period, which ended on June 19, 2009.

In December 2008, block operator GPC conducted an emergency disconnection of the FPSO from the MRS which was damaged as a result of the disconnection and laying down of the MRS on the seabed, brought about by the adverse weather conditions at the time. Severe weather condition persisted for about a month. Repair on the subsea facilities commenced in mid-January 2009. GPC took advantage of the temporary shutdown of the field to propose, design and install a Hold Back Mooring System (HBMS) on the FPSO as an additional measure to counter the difficulties in maintaining position and to moderate the effects of disconnection to facilities and operations.

The installation of the HBMS and the repair works and modifications to the existing MRS were completed on the 4th week of February 2009. The field finally started producing again on February 25, 2009 at an initial stabilized rate of 17,200 barrels of oil per day. However, inclement weather persisted during most of the middle part of the year which prompted the operator to carry out disconnection of the FPSO and the MRS on different occasions, resulting in major operational glitches and operational downtime. Overall, the Galoc Field had a 64% production uptime since it started producing in October 2008 until end of 2009. During this period, the field produced a total of 3,578,650 barrels. By the end of 2009, the field was producing at a rate of 10,350 barrels per day.

In 2009, the 182-day EPT for the Galoc Field ended. The EPT was granted by the DOE in August 2006 to allow GPC to fully assess the viability of long term production from the field. The gathered data from the EPT period proved sufficient for this goal, thus the EPT was terminated on June 19, 2009 and commerciality of the field declared on June 22, 2009 with effectivity on June 19, 2009.

TPC's interest in Galoc has increased from 7.01750% to 7.21495% effective June 30, 2009 following the execution of the sale by Petro Energy Resources Corp. and Alcorn Gold Resources Corporation of their respective equities in the Galoc Block.

As of February 2010, GPC have completed twelve (12) crude oil shipments involving approximately 3,897,000 barrels. Galoc crude buyers included several foreign firms, as well as the state-owned Petron Corporation.

As part of the assessment of the Galoc Field for possible Phase 2 development, GPC embarked on re-processing of 3D seismic data covering the Galoc and the adjacent Octon area in SC 6A. The results are expected to contribute to a better understanding of the Galoc structure and to identify locations for drilling new development wells. CGGVeritas in London, U.K. was contracted to the re-processing work which ran from March to December 2009. The resulting pre-stack time migration (PSTM) and pre-stack depth migration (PSDM) data volumes are currently being used in the ongoing evaluation of the Galoc Field.

An ongoing series of technical workshops among the Joint Venture partners aims to develop strategies for a second phase development of the Galoc Field. Focus is centered on confirmation of additional reserves and locating, design, drilling and completion of additional production wells to fully maximize the field's production potential. On the production facilities that will be put up, GPC initially had a few choices for the production vessel including retaining the existing FPSO. As of February 2010, when all options have been thoroughly evaluated, the Consortium is now left with the option of retaining the FPSO, but with major modification introduced to its MRS.



Timing for these further development activities is seen towards the second half of 2010 with a final investment decision expected to be made in May 2010.

SC 14 C-2 West Linapacan Block

In December 2006, Framework Capital Solutions Pte. Ltd. backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner Philippine National Oil Company - Exploration Corporation (PNOC-EC), whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

In January 2007, Pitkin Petroleum Limited (Pitkin) submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. The Parent Company was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed its intention to farm-in, the Parent Company also received expressions of interest from Singapore-based Pearl Energy Ltd. (Pearl Energy) and Yilgarn Gold Limited of Australia (Yilgarn) to evaluate the West Linapacan Block. Eventually, Yilgarn and Pearl Energy decided not to pursue their interest, while Pitkin submitted a revised farm-in proposal for the consortium's consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, Pitkin offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill one well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of one field up to commercial "first oil", again the conduct of which is at the discretion of Pitkin.

In a partners' meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the consortium asked for the reduction of the time frame for the farm-in program from Pitkin's six years to three years. The consortium also asked for a 50%-50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The consortium likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the plugging and abandonment of the existing wells, thus paving way for protracted negotiations.

Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately $80.0 million would be excluded from the farm-in. In effect Pitkin would only share in effectively $12.0 million of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".



The Pitkin farm-in agreement was signed in May 2008 and the same were submitted to the DOE in June 2008 for evaluation and approval. In late 2008, Pitkin started implementing some of its farm-in commitments in the West Linapacan Block and by February 2009 had completed the seismic re-processing by Western Geco. Other geophysical and geological (G & G) studies were completed, although delayed by a few months as per project timeline. These are the Seismic Reservoir Characterization Study including Seismic Inversion by Schlumberger which was completed in July 2009, the Sequence Stratigraphic Study and Petrophysics by Isis Petroleum Consultants in September 2009, and the Conceptual Engineering Study for the West Linapacan "A" field by OPE, Inc. towards the end of 2009. TPC is carried in all of these activities as well as in the drilling of a development well up to first oil.

Because of the unexpected delays in the completion of the G & G studies, Pitkin sought for an extension of its Phase 1 work commitments which expired in August 2009 as per the farm-in agreement. The West Linapacan Consortium granted the extension with the issuance of an executed amendment to the farm-in agreement such that the completion of the Phase 1 work shall be on or before June 30, 2010.

Based on the integrated results from the abovementioned technical studies, and using a wide range of evaluation techniques, Pitkin has developed a concept with which new well/s will be drilled, completed and produced. Since the West Linapacan Field is expected to be highly-fractured as confirmed from the previously drilled production wells, Pitkin is looking at drilling sub-horizontal section/s that will follow fracture trends that will yield optimum flow rates. The producing wellbore sections will use "smart completion" technologies enabling the isolation of sections where formation water breaks through. With regard to the production facilities, Pitkin proposes to put up a turret-mounted storage vessel with on-board processing facility which they presented to the partners for consideration during a January 2010 technical meeting. The consortium has asked the operator to continue to explore other cost-effective, technologically feasible development concepts for the field.

SC 41

In 2003, the SC 41 shallow and deep water areas (Block A and Block B, respectively) were unitized. The Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block.

In early 2005, Unocal withdrew from the service contract. The other partners namely, Sandakan Oil LLC, BHP Billiton and Trans Asia Oil & Energy Development Corp. have likewise withdrawn, leaving a small all-Filipino consortium. The continuing partners negotiated for a reduction in its Year 8 work commitment. Under Basic Energy Corporation (formerly Basic Consolidated Inc.), which was designated as the lead operator, the new consortium implemented a geological and geophysical program in lieu of a well commitment. As a result of the unitization and assignment, the Parent Company, which used to have a participating equity of 9.125% in Block A, now has a 3.398% participating interest in the entire contract area.

In early 2006, the consortium chose Tap Oil (Phils.), Ltd. (Tap Oil) over other candidate farminees Mitra Energy Ltd. and Pearl Energy Ltd. which are both based in Singapore, and Burgundy Global Exploration Corp., a local firm. Tap Oil offered to carry the farming out parties a full carry in the costs of a full 3D seismic acquisition program and in an option well.

Tap Oil's entry into the SC 41 was formalized on June 23, 2006, the date their farm-in became effective.



Tap Oil requested and was granted approval for an extension of Contract year 9 and Contract Year 10 as a result of delays in the implementation of the 3D seismic commitment. The survey was eventually carried out from May 7 to July 10, 2007 using M/V Voyager of CGG Veritas Services, acquiring for the consortium some 750 sq km of prime 3D data and 250 sq km of infill data. Data processing in Singapore was completed in December 2007. Salamander Energy (Phils.) Ltd. bankrolled the greater part of the seismic program as its commitment for the farm-in into SC41. Salamander and Tap Oil now hold 35% and 50% interest on the block, respectively, with the remaining interest being shared by the Filipino partners.

In early 2008, Tap Oil advised the partners of the possibility of drilling back-to-back wells starting mid-July. The Parent Company is carried only in the drilling of the first well.

In May 2008, Tap Oil presented for approval by the consortium the program and budgets for the Lumba Lumba-1 well alongside a potential second well which they might drill back to back. The Lumba Lumba-1 well was programmed to test multiple reservoir targets in a series of interpreted channel and fan complexes with a planned minimum total depth of 2,250 meters.

Tap Oil spudded the well on July 19, 2008 using the semi-submersible rig "TransOcean Legend", while drilling the top sections of the hole, the operator observed subsidence. Tap Oil decided to plug the well and moved the rig to a new location and spudded the Lumba Lumba-1A well on July 27, 2008.

Based on wireline logs and drilling returns, the Lumba Lumba-1A did not encounter reservoir quality formation as its two shallow primary objectives and as the wellbore conditions deteriorated, Tap Oil decided not to proceed to the deeper secondary objectives. The said well was eventually plugged and abandoned as a dry hole on August 20, 2008.

Tap Oil requested and was granted an extension of the term of SC 41 to undertake seismic data re-processing and inversion. Tap Oil aims to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of numerous prospects and in the selection of the next prospect for drilling. DownUnder Geosolutions Pty. Ltd. of Australia was contracted to perform the data processing work. In March 2009, the contractor has completed about 60% of the whole tasks which will also include seismic inversion, rock physics, and lithological/liquid analysis.

Following the unsuccessful drilling of the Lumba Lumba-1/1A well in 2008, Tap Oil proposed to undertake pre-stack data migration and inversion of their Alpine 3D seismic data in Sulu Sea. Tap Oil aimed to rectify seismic data quality issues, the result of which is seen to greatly contribute in the de-risking of the numerous prospects in the block and is integral to the selection of the next prospect for drilling. They contracted the Australia-based geophysical contractor DownUnder Geosolutions to perform the re-processing and data inversion. The contractor completed the 3D seismic data re-processing and delivered the full inversion data volume and processing report in July 2009. For the rest of the year, they continued to work on the re-evaluation of the entire SC 41 block and have started to undertake a promotional campaign to invite potential new partners into the Sulu Sea block.

SC 53

GSEC 98, Onshore Mindoro Block expired on September 23, 2003. An extension was granted to the consortium to formalize farm-in negotiations with the Philippine National Oil Company - Exploration Development Corporation (PNOC-EDC). Other firms including Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam also expressed their interest in GSEC 98.



TPC negotiated its continued participation in the exploration of the block as a carried partner. Only Laxmi continued on with application for a new contract as PNOC-EDC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Parent Company and Laxmi both executed a Participation Agreement in August 2005 which was formally approved by the DOE in February 2006.

As block operator, Laxmi self-financed the conduct of geophysical studies which include, among others, geochemical sampling, and satellite imagery data interpretation. The initial results validated a lot of the prospects and leads previously identified in the Mindoro Block. These studies constituted the accomplishments of the consortium for the Sub Phase 1 of the contract.

In June 2007, Laxmi indicated that they are withdrawing from the block and will use the requested two months extension on the decision deadline to proceed to Sub-Phase 2 to farm-out as its way of exiting SC 53.

Laxmi had invited Pitkin with whom they executed a farm-in agreement in September 2007. Pitkin offered to pay 100% of the seismic program costs of $3.0 million in exchange for Pitkin earning 70% interest and the operatorship of the block. The Pitkin farm-in agreement was submitted to DOE on September 2007 and was approved on June 11, 2008. In July 2008, Pitkin presented the programmed activities and budget for the block's First and Second Sub-Phases. The program consists of firm geological & geophysical commitments (seismic acquisition, processing and interpretation) and contingent tasks (additional onshore seismic and new offshore seismic surveys), among others.

A major component of the initial sub-phases work program of Pitkin is the Magneto-Telluric Survey by Phoenix MT which commenced on September 4, 2008. Twenty-six stations have been completed and work on the remaining stations will commence after the contractor completes its other work assignment in another area. Another major component of the Sub-Phase 1 work program, the 200 line-km onshore seismic survey, is scheduled to begin in April 2009. Pitkin is now finalizing evaluation of the technical bids of four seismic acquisition contractors.

During the first quarter of 2009, block Operator Pitkin continued with the interpretation of the acquired magneto-telluric partial data for the 68 stations covered by the survey, the results of which were incorporated in the design of the planned 2D seismic acquisition earlier set for April 2009. For the seismic survey, tenders were sent out as early as late 2008, the received bids were evaluated and a geophysical contractor, the Chinese geophysical contractor BGP Inc., was selected.

In April 2009, Pitkin requested for the extension of Sub-Phase 1 for Pitkin to acquire its onshore seismic commitment for SC 53. In response to Pitkin's request, the DOE merged the first 2 sub-phases to form a new Sub-Phase 1 (July 2005 to March 2011) with the work commitment of minimum 200 line-km 2D seismic acquisition and drilling of one well. The new Sub-Phase 2 will be for the period March 2011 to July 2012 with a commitment to drill 2 wells. The DOE likewise increased the Onshore Mindoro Block area from 600,000 hectares to 734,000 hectares.

Pitkin's seismic acquisition program which was originally scheduled to commence in April was deferred to November 2009 when weather conditions are more favorable for onshore seismic acquisition. Actual recording started at the San Jose Area in late November 2009 and as of February 21, 2010, BGP Inc. had acquired 95.45 line-kilometers which translate to 47.47% of the programmed 200.85 line-kilometers.



SWAN Block

Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area, the consortium initiated the conversion of the GSEC application into a full service contract application. However, the DOE granted instead new service contracts that both partially covered the area being applied for. PNOC-EC's SC 57 and SC 58 were awarded in September 2005 and January 2006, respectively.

In January 2007, the Parent Company explored the possibility of including the SWAN Consortium in both the new contracts through a letter to PNOC-EC. Under the proposed participation set-up, the Parent Company will get 15% carried interest in each of SCs 57 and 58. In exchange, the Parent Company will assign to PNOC-EC 5% participating interest in SC 14 - West Linapacan Block.

PNOC-EC agreed in principle to the proposal and asked and have been granted ample time to conduct due diligence to evaluate the merits of the proposed interest swap. For the rest of 2007, they continued with their review of the offer. As of December 2008, however, TPC has not received any firm indication of PNOC-EC's response.

In November 2009, PNOC-EC advised TPC that their technical and legal groups continue to evaluate the relevant data that TPC had provided PNOC-EC to assess the block's potential and the merit of TPC's proposed participation in SC 57 and SC 58 blocks.

SW Palawan

The application for a new GSEC, which was earlier submitted by an all-Filipino consortium led by operator Trans-Asia & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bidded over the area. This application was supposed to replace the expired GSEC 64, which counted among its members, Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including Trans-Asia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, TPC no longer sees any technical justification to participate in any exploration activity in the area. In 2005, TPC made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.1 million.

GSEC 75

TPC has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC had signed a farm-in agreement with the PNOC-EDC, the then operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROGC did not push through. As such, the Option Agreement between the ROGC and TPC did not materialize. In 2004, TPC fully provided a provision for probable losses on the deferred exploration costs related to GSEC 75, amounting to ₱37.5 million.



11. Loans Payable

Loans payable outstanding as of December 31, 2008 follows:

UCPB	₱65,000,000
Metropolitan Bank & Trust Co. (MBTC)	31,724,515
PentaCapital (see Note 15)	25,000,000
	₱121,724,515

UCPB

On February 29, 2008, the Parent Company was granted with a ₱70.0 million credit facility by UCPB given out through staggered promissory notes. As of December 31, 2008, the total promissory note lines availed amounted to ₱65.0 million, with interest ranging from 12.25% to 12.50% per annum and term of 90 days. The promissory notes were renewed as follows: ₱55.0 million on October 24, 2008, ₱5.0 million on November 25, 2008 and ₱5.0 million on December 19, 2008. On January 6, 2009, the Parent Company availed an additional ₱5.0 million and an additional accommodation of ₱5.0 million on March 3, 2009. The Parent Company fully paid these loans in 2009.

On March 12, 2009, the Parent Company was granted with ₱50.0 million renewal of credit facility by UCPB which is valid until February 28, 2010. As of December 31, 2009, the Parent Company did not make any availment of any credit line.

As of December 31, 2008, the loan is collateralized by the Parent Company's condominium unit and its parking slots and investment in shares of stock of ACMDC (see Notes 7 and 9).

MBTC

On December 23, 2008, based on the existing loan, MBTC agreed to amend the terms and conditions of the Parent Company's outstanding obligation. The following are the new terms and conditions based on the restructuring agreement:

- Principal amount of ₱30.5 million
- Payable in six months
- Interest rate of 10.00% fixed for the entire term
- Interest is payable monthly in arrears and the principal is ₱1.0 million a month with balloon payment estimated amount of ₱26.7 million at the end of the term
- Collateralized by two commercial vacant lots
- Payment of ₱1.2 million on December 23, 2008 to partially settle the principal obligation and to fully update the interest due

In 2009, the Parent Company fully paid the said loan.

The two commercial vacant lots used as collateral for the restructured loan are owned by a related party.

PentaCapital

In December 2004, the Parent Company entered into an agreement with PentaCapital to obtain a loan facility amounting to ₱50.0 million. The loan which bears interest of 14% is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Parent Company. As of December 31, 2007, the Parent Company had drawn ₱45.0 million from this facility.



The Parent Company availed of an additional ₱10.0 million in 2008 and paid ₱30.0 million of its outstanding obligation on July 28, 2008. On January 28, 2009, the Parent Company availed an additional ₱5.0 million. The Parent Company fully paid these loans in 2009.

Interest expense from these loans amounted to ₱5.2 million and ₱13.2 million for the years ended December 31, 2009 and 2008, respectively.

12. Accounts Payable and Accrued Liabilities

	2009	2008
Accrued liabilities	₱6,426,727	₱2,145,226
Accounts with partners (see Note 6)	5,151,086	5,151,086
Withholding taxes	686,532	509,711
Advances from related companies (see Note 15)	–	3,054,250
Accrued interest (see Note 15)	–	7,861,430
Others	1,841,952	3,352,220
	₱14,106,297	₱22,073,923

13. Equity

The details and changes in the Parent Company's issued and subscribed shares follow:

On issued shares:

	2009		2008		2007	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Common						
Beginning of year	153,494,911,147	₱1,534,949,112	152,918,729,189	₱1,529,187,292	152,763,286,100	₱1,527,632,861
Issuance of shares	1,005,364,407	10,053,644	576,181,958	5,761,820	155,443,089	1,554,431
End of year	154,500,275,554	₱1,545,002,756	153,494,911,147	₱1,534,949,112	152,918,729,189	₱1,529,187,292

On subscribed shares:

	2009		2008		2007	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Common						
Beginning of year	133,140	₱1,331	576,315,098	₱5,763,151	731,115,500	₱7,311,155
Subscriptions of shares	38,373,761,071	383,737,611	–	–	–	–
Issuance of shares	(1,005,364,407)	(10,053,644)	(576,181,958)	(5,761,820)	(154,800,402)	(1,548,004)
End of year	37,368,529,804	₱373,685,298	133,140	₱1,331	576,315,098	₱5,763,151

On May 5, 2006, the Parent Company and Vulcan Industrial & Mining Corporation (VIMC), a related party, entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 at ₱1.00 per share of the Parent Company's shares owned by VIMC back to the Parent Company by way of dacion en pago in settlement of the VIMC's obligation to the Parent Company amounting to ₱40.7 million.



In the same year, the Parent Company sold the shares received from VIMC through a stock broker for ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as "Paid-in capital from sale of treasury shares" in the equity section of the consolidated balance sheets.

In 2008, 576,181,958 subscribed shares were fully paid and issued. Out of the total subscribed shares issued, 388,906,785 delinquent subscriptions were sold through auction on February 18, 2008 and the Parent Company received a total proceeds from the sale amounting to ₱2.5 million inclusive of interest.

On May 26, 2008, the Parent Company filed a Registration Statement covering 38,373,761,071 offer shares at ₱0.01 par value per share with the SEC in accordance with the provisions of the Securities Regulation Code. The registration was approved by the SEC on September 18, 2008. On February 15, 2008, the Parent Company filed its application for listing and trading of the offer shares in the First Board of the PSE and the PSE approved the application on September 24, 2008. On October 28, 2008, the Parent Company requested for the deferment of the original offer period set for November 3-28, 2008 to January 15 to February 11, 2009, and the amendment of the terms of the stock rights offering to change the minimum initial payment for subscription from 50% upon subscription and the balance upon call not later than December 31, 2009 to 25% upon subscription, 25% after 60 days from the end of the offer period and the balance upon call not later than December 31, 2009. The PSE approved the same on October 29, 2008. A similar application for deferment of the original offer period and amendment of the minimum initial subscription payment was filed with the SEC. On November 6, 2008, the SEC approved the deferment of the offer period.

The Parent Company's 1-for-4 stock rights offering concluded on February 11, 2009. Out of the 38,373,761,071 shares offered, a total of 4,901,829,468 shares were taken up by way of regular subscriptions, with an aggregate value of ₱15.3 million. The remaining 33,471,931,603 shares with the corresponding 25% payment of ₱83.7 million were taken up pursuant to the underwriting commitment of PentaCapital.

On April 13, 2009, the SEC had approved the Parent Company's increase in authorized stock from 155,000,000,000 shares with par value of ₱0.01 each, to 200,000,000,000 shares with par value of ₱0.01 each.

On November 11, 2009, the BOD approved that the 50% balance on subscriptions to the Parent Company's 2009 stock rights offering shall be called for payment by the BOD no later than December 31, 2010, instead of December 31, 2009.

In 2009, management believes that the long outstanding dividends payable declared in 1980 to 1989 may no longer be claimed by the eligible stockholders. As such, the Parent Company reverted back said dividends payable amounting to ₱5.0 million to retained earnings. However, any future valid claims of the dividends will still be honored by the Parent Company.



14. Basic/Diluted Earnings Per Share

	2009	2008	2007
Net income	₱108,605,259	₱15,100,065	₱28,055,657
Weighted average number of common shares issued and outstanding during the year	185,201,734,604	153,382,211,326	153,495,044,287
Basic earnings per share	₱0.0006	₱0.0001	₱0.0002

Net income	₱108,605,259	₱15,100,065	₱28,055,657
Weighted average number of common shares issued and outstanding during the year including potential common shares	185,201,734,604	174,185,044,496	153,495,044,287
Diluted earnings per share	₱0.0006	₱0.0001	₱0.0002

As of December 31, 2008, the equivalent potential common stock was from the Parent Company's stock rights offering. There is no potential common stock issued during the years ended December 31, 2009 and 2007 that could have a dilutive effect on the earnings per share computation.

15. Related Party Disclosures

Related party relationship exists when the party has the ability to control, directly or indirectly, through one or more intermediaries, or exercise significant influence over the other party in making financial and operating decisions. Such relationships also exist between and/or among entities which are under common control with the reporting entity and its key management personnel, directors or stockholders. In considering each possible related party relationship, attention is directed to the substance of the relationships, and not merely to the legal form.

The Group, in the normal course of business, has transactions with related parties which principally consist of loans and cash advances.

a. Amounts due from related companies are summarized as follows:

		Advances to Related Companies		Accrued Interest Receivables	
	Relationship	2009	2008	2009	2008
Alakor Corporation (Alakor)	Shareholder	₱10,000,000	₱10,000,000	₱190,000	₱527,084
Fil-Energy Corporation	Under common control	4,753,762	4,753,762	16,166,435	16,166,435
Ocean Composite Yacht, Inc. (OCYI)	Under common control	4,500,000	4,500,000	2,955,344	2,955,344
VIMC	Shareholder	3,356,629	3,356,629	2,175,864	1,862,945
Pacific Rim Export Holdings, Corp. (Primex)	Under common control	1,114,118	1,114,118	722,935	722,935
Minoro Mining and Exploration Corp.	Under common control	1,031,279	1,031,279	–	–
UPMC	Under common control	732,819	708,822	–	–
		25,488,607	25,464,610	22,210,578	22,234,743
Less allowance for impairment losses		5,614,118	5,614,118	3,678,279	3,678,279
		₱19,874,489	₱19,850,492	₱18,532,299	₱18,556,464

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Parent Company provided full valuation allowance for its total receivables from OCYI and Primex.



Outstanding balances at year-end are due and demandable, unsecured and settlement occurs in cash, unless otherwise indicated. There have been no guarantees provided or received for any related party advances.

b. Amounts due to related companies are summarized as follows:

		Loans Payable		Advances from Related Companies	
	Relationship	2009	2008	2009	2008
PentaCapital	Associate	₱–	₱25,000,000	₱–	₱–
Shareholder		–	–	–	3,054,250
		₱–	₱25,000,000	₱–	₱3,054,250

The Parent Company has underwriting commitment fee to PentaCapital, in relation to the stock rights offering amounting to ₱1.0 million, which was paid in April 2009 following the approval of increase in capital stock.

Loans and advances from related companies bear interest ranging from 12.00% to 21.00% per annum, which are payable on demand.

c. The interest income and interest expense from the Parent Company's advances to/from related companies follows:

	Interest Income			Interest Expense		
	2009	2008	2007	2009	2008	2007
Alakor	₱809,653	₱527,083	₱–	₱665,555	₱730,000	₱2,439,206
VIMC	312,919	313,776	3,039,590	–	–	–
PentaCapital	–	–	–	1,310,556	5,228,889	₱3,933,194
Euronote Profits Ltd.	–	–	–	–	472,040	846,822
APHC	–	–	–	–	618,894	1,499,542
Shareholder and others	–	–	–	322,478	652,082	650,301
	₱1,122,572	₱840,859	₱3,039,590	₱2,298,589	₱7,701,905	₱9,369,065

d. The compensation of key management personnel are as follows:

	2009	2008	2007
Short-term employee benefits	₱7,472,674	₱6,763,054	₱5,058,171
Post-employment benefits	6,875,839	3,746,300	3,428,400
	₱14,348,513	₱10,509,354	₱8,486,571

16. Share in Costs and Operating Expenses

	2009	2008	2007
Petroleum operations	₱157,116,493	₱80,465,658	₱117,595,090
Personnel cost	5,892,313	4,591,030	3,820,232
	₱163,008,806	₱85,056,688	₱121,415,322



17. General and Administrative Expenses

	2009	2008	2007
Personnel cost (see Note 18)	₱28,500,251	₱18,373,829	₱14,881,515
Dues and subscriptions	5,953,349	2,183,010	3,266,877
Outside services	4,861,125	4,207,876	3,327,928
Taxes and licenses	2,511,342	669,533	901,450
Transportation and travel	1,789,836	1,448,296	2,664,362
Entertainment, amusement and recreation	1,378,796	1,273,906	1,072,283
Utilities	1,074,421	1,411,905	1,087,150
Repairs and maintenance	1,041,448	951,781	806,366
Supplies	337,049	218,561	611,824
Insurance	272,046	265,134	262,475
Advertising	195,508	85,490	236,678
Others	702,882	115,821	841,696
	₱48,618,053	₱31,205,142	₱29,960,604

18. Retirement Benefits

The Parent Company has a funded noncontributory defined benefits retirement plan covering its regular permanent employees. Retirement benefits cost are based on the employee's years of service and final covered compensation.

Retirement benefits cost included in personnel cost account recognized in the consolidated statements of comprehensive income amounted to ₱6.9 million, ₱3.7 million and ₱3.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, and consist of the following:

	2009	2008	2007
Current service cost	₱1,540,906	₱1,598,000	₱1,690,500
Interest cost	2,417,135	2,497,400	1,969,100
Past service cost	3,730,776	–	–
Expected return on plan assets	(812,978)	(764,000)	(947,300)
Amortization of actuarial loss	–	414,900	716,100
	₱6,875,839	₱3,746,300	₱3,428,400

The actual returns on plan assets amounted to ₱1.3 million, ₱1.0 million and ₱0.7 million in 2009, 2008 and 2007, respectively.

The net retirement benefits liability (asset) was derived as follows:

	2009	2008
Present value of the defined benefits obligation	₱45,310,110	₱24,171,347
Fair value of plan assets	(32,520,095)	(16,259,552)
	12,790,015	7,911,795
Unrecognized past service cost	(7,303,624)	–
Cumulative unrecognized net actuarial loss	(6,392,716)	(693,959)
	(₱906,325)	₱7,217,836



The movements in net retirement benefits liability (asset) recognized are as follows:

	2009	2008
Beginning of year	₱7,217,836	₱3,471,536
Retirement benefits costs	6,875,839	3,746,300
Contribution	(15,000,000)	–
End of year	(₱906,325)	₱7,217,836

The changes in the present value of the defined benefits obligation are as follows:

	2009	2008
Beginning of year	₱24,171,347	₱27,749,400
Current service cost	1,540,906	1,598,000
Interest cost	2,417,135	2,497,400
Past service cost	11,034,400	–
Actuarial losses (gains) due to:		
Change in assumptions	1,720,282	(10,478,241)
Experience adjustments	4,426,040	2,804,788
End of year	₱45,310,110	₱24,171,347

The changes in the fair value of plan assets are as follows:

	2009	2008
Beginning of year	₱16,259,552	₱15,279,664
Contribution	15,000,000	–
Expected return on plan assets	812,978	764,000
Actuarial gains	447,565	215,888
End of year	₱32,520,095	₱16,259,552

The latest actuarial valuation of the plan is as of December 31, 2009. The principal actuarial assumptions used to determine retirement benefits costs are as follows:

	2009	2008	2007
Discount rate	9.21%	10.00%	9.00%
Investment yield	5.00%	5.00%	5.00%
Salary increase	5.00%	5.00%	10.00%

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2009	2008
Fixed income securities	99.25%	88.45%
Deposits in banks	0.08%	0.19%
Others	0.67%	11.36%
	100.00%	100.00%



The experience adjustments arising from the changes in the defined benefits obligation and plan assets for current and last four years are as follows:

	2009	2008	2007	2006	2005
Present value of the defined benefits obligation	(₱45,310,110)	(₱24,171,347)	(₱27,749,400)	(₱28,129,500)	(₱11,537,548)
Fair value of plan assets	32,520,095	16,259,552	15,279,664	13,532,362	11,037,015
Deficit	(12,790,015)	(7,911,795)	(12,469,736)	(14,597,138)	(500,533)
Experience adjustments on plan obligation	6,146,322	(7,673,453)	(4,039,700)	14,325,670	–
Experience adjustments on plan assets	(447,565)	(215,888)	199,998	(612,386)	(159,282)

The retirement plan calls for annual contributions covering the current service cost for the period plus payment toward funding the actuarial past service liability which has been accrued as of December 31, 2009 and 2008. The Parent Company expects to contribute ₱2.8 million in 2010.

19. Income Taxes

a. The details of provision for current income tax are as follows:

	2009	2008	2007
MCIT	₱1,186,807	₱647,289	₱1,144,234
Final taxes	300,176	4,392	300,137
	₱1,486,983	₱651,681	₱1,444,371

b. The Parent Company did not recognize deferred tax assets on the following items as management believes that it is more likely than not that the Parent Company will not be able to realize the deductible temporary differences and the carryforward benefits of these items in the future or prior to their expiration.

	2009	2008
Deductible temporary differences on:		
Provision for probable losses	₱41,611,674	₱41,611,674
Allowance for impairment losses	12,719,957	12,719,957
Retirement benefits and unamortized past service cost	11,206,860	7,217,836
Unrealized foreign exchange loss	3,493,877	1,281,749
Carryforward benefits of:		
NOLCO	2,007,380	15,091,328
MCIT	2,978,330	3,093,817

As of December 31, 2009, NOLCO and MCIT that can be claimed as deduction from future taxable income and used as deduction against future income tax liabilities, respectively, are as follows:

Year incurred	Expiry date	NOLCO	MCIT
2009	2012	₱–	₱1,186,807
2008	2011	9,786,203	647,289
2007	2010	–	1,144,234
		₱9,786,203	₱2,978,330



The movements in NOLCO and MCIT are as follows:

	2009	2008
NOLCO		
Beginning of year	₱15,091,328	₱32,758,966
Additions	–	15,091,328
Applications	(5,305,125)	–
Expirations	–	(32,758,966)
End of year	₱9,786,203	₱15,091,328
MCIT		
Beginning of year	₱3,093,817	₱3,197,423
Additions	1,186,807	647,289
Expirations	(1,302,294)	(750,895)
End of year	₱2,978,330	₱3,093,817

c. Deferred tax liability represents the tax effect of the following taxable temporary differences as of December 31, 2009 and 2008:

	2009	2008
Unearned crude oil lifting	₱7,165,295	₱1,596,162
Unrealized foreign exchange gain	613,528	2,200,891
	₱7,778,823	₱3,797,053

As of December 31, 2009, deferred tax asset on NOLCO amounting to ₱2.3 million was recognized to the extent of deferred tax liability on taxable temporary differences of ₱7.8 million.

d. The reconciliation of provision for income tax computed at the statutory income tax rates to the provision for income tax follows:

	2009	2008	2007
Provision for income tax computed at the statutory income tax rates	₱32,685,938	₱5,911,802	₱10,325,010
Additions to (reductions in):			
Non-taxable income	(30,980,250)	(8,325,147)	(4,699,281)
Deductible temporary differences, NOLCO and MCIT for which no deferred tax assets were recognized	2,863,094	7,719,092	2,524,872
Equity in net earnings of associates	(2,802,479)	(3,582,902)	(2,898,005)
Application of NOLCO for which no deferred tax assets were recognized in prior years	(1,591,538)	–	(4,283,394)
Nondeductible expenses	327,272	267,597	488,123
Interest income subjected to final tax	(151,530)	(7,062)	(10,749)
Dividend income	(1,917)	(2,730)	(2,205)
Gain on sale of AFS financial asset subjected to final tax	(723)	–	–
Effect of change in tax rates	–	(189,853)	–
Provision for income tax	₱347,867	₱1,790,797	₱1,444,371



e. The Republic Act (RA) No. 9337 or the Expanded-Value Added Tax (E-VAT) Act of 2005 took effect on November 1, 2005. The new E-VAT law provides, among others, for change in RCIT rate from 32% to 35% for the next three years effective on November 1, 2005 and 30% starting January 1, 2009. The unallowable deductions for interest expense was likewise changed from 38% to 42% of the interest income subjected final tax, provided that, effective January 1, 2009, the rate shall be 33%.

f. On July 7, 2008, RA 9504, which amended the provisions of the 1997 Tax Code, became effective. It includes provisions relating to the availment of the optional standard deduction (OSD). Corporations, except for nonresident foreign corporations, may now elect to claim standard deduction in an amount not exceeding 40% of their gross income. A corporation must signify in its returns its intention to avail of the OSD. If no indication is made, it shall be considered as having availed of the itemized deductions. The availment of the OSD shall be irrevocable for the taxable year for which the return is made. On September 24, 2008, the Bureau of Internal Revenue issued Revenue Regulation 10-2008 for the implementing guidelines of the law.

20. Financial Instruments

Classifications and Fair Values of Financial Instruments

The following table shows the classifications, carrying amounts and fair values of the Group's financial assets and financial liabilities:

	2009		2008	
	Carrying values	Fair values	Carrying values	Fair values
Financial Assets				
Loans and receivables:				
Cash and cash equivalents	₱102,188,831	₱102,188,831	₱980,828	₱980,828
Receivables:				
Accounts with contract operators	72,318,328	72,318,328	35,015,455	35,015,455
Advances to related companies	19,874,489	19,874,489	19,850,492	19,850,492
Accrued interest	18,532,299	18,532,299	18,556,464	18,556,464
Accounts with partners	2,023,483	2,023,483	761,259	761,259
Advances to officers and employees	1,652,474	1,652,474	1,081,779	1,081,779
Receivable from Nido Petroleum	–	–	27,232,131	27,232,131
Dividends	–	–	2,250,000	2,250,000
Others	6,365,712	6,365,712	118,133	118,133
	222,955,616	222,955,616	105,846,541	105,846,541
AFS financial assets:				
Quoted equity instruments	97,464,288	97,464,288	40,094,902	40,094,902
Unquoted equity instruments	13,127,340	13,127,340	10,877,340	10,877,340
	110,591,628	110,591,628	50,972,242	50,972,242
	₱333,547,244	₱333,547,244	₱156,818,783	₱156,818,783
Financial Liabilities				
Other financial liabilities:				
Loans payable	₱–	₱–	₱121,724,515	₱121,724,515
Accounts payable and accrued liabilities:				
Accrued liabilities	6,426,727	6,426,727	2,145,226	2,145,226
Accounts with partners	5,151,086	5,151,086	5,151,086	5,151,086

(Forward)



	2009		2008	
	Carrying values	Fair values	Carrying values	Fair values
Advances from related companies	₱–	₱–	₱3,054,250	₱3,054,250
Accrued interest	–	–	7,861,430	7,861,430
Others	1,841,952	1,841,952	3,352,220	3,352,220
Dividends payable	–	–	5,035,941	5,035,941
Subscriptions payable	2,068,842	2,068,842	2,069,233	2,069,233
	₱15,488,607	₱15,488,607	₱150,393,901	₱150,393,901

The carrying amounts of financial assets (except AFS financial assets) and financial liabilities approximate their fair values because of their short-term nature. Quoted AFS financial assets are carried at fair value based on the quoted values of the securities. Unquoted AFS financial assets are carried at cost since its fair value cannot be reliably measured.

Financial Instruments Carried at Fair Value

The following table shows the fair value information of AFS financial assets analyzed by source of inputs on fair valuation as follows:

- Quoted prices in active markets for identical assets (Level 1);
- Those involving inputs other than quoted prices included in Level 1 that are observable for the asset, either directly (as prices) or indirectly (derived from prices) (Level 2); and
- Those inputs for the asset that are not based on observable market data (unobservable inputs) (Level 3).

December 31, 2009:

	Level 1	Level 2	Level 3
AFS financial assets:			
Quoted equity instruments	₱97,464,288	₱–	₱–

21. Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise mainly of cash and cash equivalents, receivables, AFS financial assets, loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The BOD is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

The main risks arising from the Group's financial instruments are credit and concentration risk, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk and equity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risk

Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. In 2008, a major part of the SC 14 consortium's annual petroleum products sales were to



Pilipinas Shell Petroleum Corporation (PSPC) and in 2009, the annual petroleum production sales of Galoc, on the other hand, have been sold to Mitsui of Japan, SK Energy of South Korea and Petron Corporation. 100% of the outstanding accounts with contract operators are from the SC 14 consortium.

With respect to credit risk arising from the other financial assets of the Group, which comprise of cash and cash equivalents and AFS financial assets, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments, gross of any collaterals and credit enhancements.

The table below summarizes the Group's gross maximum credit risk exposure for the components of the consolidated balance sheets:

	2009	2008
Loans and receivables:		
Cash and cash equivalents	₱102,188,831	₱980,828
Accounts with contract operators	72,318,328	35,015,455
Advances to related companies	19,874,489	19,850,492
Accrued interest	18,532,299	18,556,464
Accounts with partners	2,023,483	761,259
Advances to officers and employees	1,652,474	1,081,779
Receivable from Nido Petroleum	–	27,232,131
Dividends	–	2,250,000
Others	6,365,712	118,133
AFS financial assets:		
Quoted equity instruments	97,464,288	40,094,902
Unquoted equity instruments	13,127,340	10,877,340
	₱333,547,244	₱156,818,783

The tables below show the credit quality of the Group's financial assets by class based on the Group's credit evaluation process and the aging of past due but not impaired financial assets:

As of December 31, 2009:

	Neither past due nor impaired		Past due but not impaired			Impaired	
	High Grade	Standard Grade	1 to 30 Days	31 to 90 Days	Over 90 Days	Impaired Financial Assets	Total
Loans and receivables:							
Cash and cash equivalents	₱102,188,831	₱–	₱–	₱–	₱–	₱–	₱102,188,831
Accounts with contract operators	72,318,328	–	–	–	–	–	72,318,328
Advances to related companies	10,000,000	–	–	–	9,874,489	5,614,118	25,488,607
Accrued interest	190,000	–	123,759	59,705	18,158,835	3,678,279	22,210,578
Accounts with partners	2,023,483	–	–	–	–	–	2,023,483
Advances to officers and employees	1,652,474	–	–	–	–	–	1,652,474
Others	6,365,712	–	–	–	–	3,427,560	9,793,272
AFS financial assets:							
Quoted equity instruments	97,464,288	–	–	–	–	–	97,464,288
Unquoted equity instruments	13,127,340	–	–	–	–	–	13,127,340
	₱305,330,456	₱–	₱123,759	₱59,705	₱28,033,324	₱12,719,957	₱346,267,201



As of December 31, 2008:

	Neither past due nor impaired		Past due but not impaired			Impaired	
	High Grade	Standard Grade	1 to 30 Days	31 to 90 Days	Over 90 Days	Financial Assets	Total
Loans and receivables:							
Cash	₱980,828	₱–	₱–	₱–	₱–	₱–	₱980,828
Accounts with contract operators	35,015,455	–	–	–	–	–	35,015,455
Advances to related companies	10,000,000	–	56,829	114,928	9,678,735	5,614,118	25,464,610
Accrued interest	–	–	155,743	287,713	18,113,008	3,678,279	22,234,743
Accounts with partners	761,259	–	–	–	–	–	761,259
Advances to officers and employees	1,081,779	–	–	–	–	–	1,081,779
Receivable from Nido Petroleum	27,232,131	–	–	–	–	–	27,232,131
Dividends	2,250,000	–	–	–	–	–	2,250,000
Others	118,133	–	–	–	–	3,427,560	3,545,693
AFS financial assets:							
Quoted equity instruments	–	40,094,902	–	–	–	–	40,094,902
Unquoted equity instruments	–	10,877,340	–	–	–	–	10,877,340
	₱77,439,585	₱50,972,242	₱212,572	₱402,641	₱27,791,743	₱12,719,957	₱169,538,740

Credit quality of cash and cash equivalents and AFS financial assets are based on the nature of the counterparty.

"High grade" credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. "Standard grade" credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is a common control. "Past due but not impaired" are items with history of frequent default, but the amount due is still deemed collectible. Lastly, "Impaired financial assets" are those that are long-outstanding and has been provided with allowance for impairment losses.

Liquidity risk
Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

All of the Group's financial liabilities which include loans payable, accounts payable and accrued liabilities, dividends payable and subscriptions payable including future interest will fall due within one year, except for advances from related companies which are currently due and demandable.

Correspondingly, the financial assets that can be used by the Group to manage its liquidity risk as of December 31, 2009 and 2008 consist of cash and cash equivalents, accounts with contract operators and AFS financial assets. Also, the Group has a credit facility of ₱50.0 million with UCPB as of December 31, 2009.



Foreign currency risk
Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Group's transactional currency exposures arise from sales in currencies other than its functional currency. All of the Parent Company's share in petroleum operations revenue are denominated in United States Dollar (US Dollar). Likewise, the Group is exposed to foreign exchange risk arising from its US Dollar-denominated receivables.

The table below demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate, with all other variables held constant, of the Group's income before income tax due to changes in the carrying value of financial assets and liabilities. The sensitivity range is based on the historical volatility of the foreign exchange rate for the past year. The analysis is based on the assumption that last year's foreign currency rate volatility will be the same in the following year.

	Percentage Change in Foreign Exchange Rate	Effect on Income Before Income Tax
2009	**Depreciation of Peso against US Dollar by 6.50%**	**₱5,102,230**
	Appreciation of Peso against US Dollar by 6.50%	**(5,102,230)**
2008	Depreciation of Peso against US Dollar by 2.00%	₱1,237,824
	Appreciation of Peso against US Dollar by 2.00%	(1,237,824)

There is no other impact on the Group's equity other than those affecting profit or loss.

Equity price risk
Equity price risk is such risk where the fair values of investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS financial assets.

The following table shows the sensitivity to a reasonably possible change in the Philippine Stock Exchange index (PSEi), with all other variables held constant, of the Group's equity (through other comprehensive income) due to changes in the carrying value of the Group's AFS financial assets. The analysis links PSEi changes, which proxies for general market movements, to individual stock prices through their betas. Betas are coefficients depicting the sensitivity of individual prices to market movements.

The sensitivity range is based on the historical volatility of the PSEi for the past year. The analysis is based on the assumption that last year's PSEi volatility will be the same in the following year.

	Percentage Change in PSEi	Effect on Equity
2009	**Increase by 20%**	**₱18,124,595**
	Decrease by 20%	**(18,124,595)**
2008	Increase by 14%	5,645,243
	Decrease by 14%	(5,645,243)



The impact on the Group's equity excludes the impact on transactions affecting profit or loss.

22. Capital Management

The Group maintains a capital base to cover risks inherent in the business. The primary objective of the Group's capital management is to optimize the use and earnings potential of the Group's resources, ensuring that the Group complies with externally imposed capital requirements, if any, and considering changes in economic conditions and the risk characteristics of the Group's activities. No significant changes have been made in the objectives, policies and processes of the Group from the previous years.

The following table summarizes the total capital considered by the Group:

	2009	2008
Capital stock	₱1,545,002,756	₱1,534,949,112
Paid-in capital from sale of treasury shares	1,624,012	1,624,012
Retained earnings (deficit)	79,199,793	(34,441,407)
	₱1,625,826,561	₱1,502,131,717

23. Note to Consolidated Statements of Cash Flows

In 2009, the Parent Company's non-cash operating activity is the offsetting of its advances to related companies including accrued interest against its advances from related companies including accrued interest.

The Parent Company's principal non-cash investing activities are as follows:

a. As of December 31, 2009 and 2008, additional deferred oil exploration costs amounting to ₱1.3 million and ₱1.5 million were offset against the Parent Company's accounts with partners.

b. In August 2007, UPMC's receivables aggregating to ₱60.2 million were converted to AFS financial assets which had a fair value amounting to ₱48.4 million.

24. Event after the Balance Sheet Date

On March 24, 2010, the BOD approved in principle the declaration of 2% cash dividend equivalent to ₱0.0002 per share or an aggregate value of ₱38.4 million.






SGV&Co
ERNST & YOUNG

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY SCHEDULES

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited in accordance with Philippine Standards on Auditing, the consolidated financial statements of The Philodrill Corporation and Subsidiary included in this Form 17-A and have issued our report thereon dated March 24, 2010. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68.1 and SEC Memorandum Circular No. 11, Series of 2008 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respect, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SYCIP GORRES VELAYO & CO.



Alvin M. Pinpin
Partner
CPA Certificate No. 94303
SEC Accreditation No. 0781-A
Tax Identification No. 198-819-157
PTR No. 2087563, January 4, 2010, Makati City

March 24, 2010



Unaudited Interim Financial Statement

As of March 31, 2010

THE PHILODRILL CORPORATION

Consolidated Balance Sheet

	(Unaudited) March 31 2010
ASSETS	
Current Assets	
Cash & cash equivalents	101,310,578
Receivables	158,541,891
Crude oil inventory	40,798,568
Other current assets	179,702
Total Current Assets	300,830,739
Noncurrent Assets	
Property and equipment - net	293,026,727
Investments - Associates	233,764,430
Available-for-sale investments	102,907,080
Deferred oil exploration and devt costs - net	824,010,986
Retirement benefits asset	1,534,542
Other noncurrent assets	231,008
Total Noncurrent Assets	1,455,474,773
TOTAL ASSETS	1,756,305,512
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable and accrued liabilities	12,994,899
Income tax payable	1,072,461
Dividends payable	38,373,761
Subscriptions payable	2,068,842
Total Current Liabilities	54,509,963
Stockholders' Equity	
Capital stock - P0.01 par value	
Authorized - 200 billion shares	
Issued	1,552,493,260
Subscribed	366,194,793
Subscriptions receivable	(183,097,411)
Paid in capital from sale of treasury	1,624,012
Unrealized losses on decline in market value of investments	(119,062,801)
Retained Earnings	83,643,696
Total Stockholders' Equity	1,701,795,549
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	1,756,305,512

THE PHILODRILL CORPORATION

Consolidated Statement of Income
(Unaudited)

	January 1 to March 31
	2010
REVENUES	
Share in petroleum operations	123,290,802
Equity in net earnings of associates	6,568,886
Miscellaneous	117,717
	129,977,405
INTEREST INCOME	1,856,012
FOREIGN EXCHANGE GAINS	1,428,759
COSTS AND EXPENSES	
Share in costs and operating	(76,755,383)
General and administrative	(13,689,128)
	(90,444,511)
NET INCOME	42,817,665